Form 10-K405, Exhibit 13
period 1994-12-31
GEHL CO
filed 1995-03-08
CIK 856386

[Page 8 of the Annual Report]
Report of Management

     The management of Gehl Company is responsible for the preparation and integrity of all financial statements and other information contained in this annual report. The financial statements have been prepared by the Company in conformity with generally accepted accounting principles appropriate in the circumstances. Such statements necessarily include amounts based on the best estimates and judgments of management after giving due consideration to materiality.

     The Company maintains an internal control system designed to provide reasonable assurance that transactions are properly recorded and executed in accordance with management's authorization and that assets are safeguarded from loss or unauthorized use. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

     The Board of Directors elects, from among its members, an Audit Committee, consisting entirely of outside directors, which is responsible for reviewing and evaluating the overall performance of the Company's financial reporting and accounting practices and for recommending appointment of the independent accountants. The Audit Committee meets periodically with management and the independent accountants to discuss any and all matters within the Committee's responsibilities. The independent accountants have free access to the Committee, without the presence of management if so requested.

     The Company's financial statements have been audited by Price Waterhouse, independent accountants, whose report also appears on this page. Included in the audit process was a review of the Company's system of internal controls. Price Waterhouse annually provides to management and the Audit Committee a supplemental report which includes comments on the adequacy of the system and recommendations for any improvements.



William D. Gehl
President and Chief Executive Officer




Kenneth F. Kaplan
Vice President and Chief Financial Officer

Report of Independent Accountants
Price Waterhouse LLP


To the Board of Directors and Shareholders of Gehl Company

     In our opinion, the statements appearing on pages 14 through 25 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions effective January 1, 1993.

Milwaukee, Wisconsin
February 10, 1995

[Pages 9 through 13 of the Annual Report]

                     Management's Discussion and Analysis

Overview
     Gehl Company's net income in 1994 was $5.0 million, or $.82 per share, up from $241,000, or $.04 per share, in 1993. Net sales of $146.6 million in 1994 were 7% higher than 1993's $137.2 million. Gehl Agriculture 1994 net sales increased 1% over 1993 while Gehl Construction 1994 net sales were up 20% from 1993.

     The Company's operating margins improved significantly in 1994 from 1993, as shown in the following table.
 Operating Margins:
 (as a percent of net        1994   1993
 sales)

 Gross Profit                29.5%  28.3%
 S, G & A Expenses           20.7%  23.0%

 Income from Operations       8.8%   5.3%

 Income before Income Taxes   3.4%    .3%
 Net Income                   3.4%    .2%

     The Company reduced its net accounts receivable by $12.6 million, or 15%, in 1994 to $72.4 million. This reduction followed a $16.2 million decrease in net accounts receivable in 1993. Cash flow from operating activities, led by the accounts receivable reductions, was $19.5 million in 1994, which followed a $26.1 million positive cash flow from operating activities in 1993.

     Cash flow generated in 1994 was used to reduce debt, as it was in 1993.

The Company reduced its debt by $17.9 million to $54.9 million at year-end 1994. The Company has reduced its debt a combined $42.8 million during the last two years. The Company's ratio of debt to total capital was 54.2% at December 31, 1994, as compared with 64.0% and 70.7% at December 31, 1993 and 1992, respectively.

 Results of Operations

 1994 vs. 1993
 Net Sales:
                      1994     1993     1992     1991     1990

 ($ millions)
 Gehl Agriculture   $  94.8   $  93.9  $  91.2 $  90.3   $132.6

 Gehl Construction     51.8      43.3     38.5    37.0     42.3
                    -------   -------  ------- -------   ------
   Total             $146.6    $137.2   $129.7  $127.3   $174.9

 (% of total)
 Gehl Agriculture     64.7%     68.5%    70.3%   70.9%    75.8%
 Gehl Construction    35.3%     31.5%    29.7%   29.1%    24.2%

     Net sales for 1994 of $146.6 million increased 7% from $137.2 million in 1993. Gehl Agriculture sales in 1994 were $94.8 million, slightly greater than 1993's $93.9 million. The Company continued during 1994 to reduce dealer field inventories by shipping to its agricultural dealers (wholesale sales) at levels below sales by such dealers to their customers (retail sales). In each of the last two years Gehl Agriculture retail sales by dealers exceeded wholesale sales to dealers by approximately $10 million. Overall demand for the Company's agricultural products in 1994 was about the same as in 1993.

     Gehl Construction 1994 net sales were $51.8 million, a 20% increase from 1993's $43.3 million. The sales increase was attributable to strong demand in the residential and non-residential construction markets. The Company's rough-terrain telescoping-boom forklifts and skid steer loaders were the primary beneficiaries of the strong markets.

Gross Profit:
     Gross profit in 1994 increased 11% to $43.3 million as compared to $38.9 million in 1993. The increase was due primarily to higher sales volume, changes in the product mix of shipments, and a reduction in the Company's overall cost structure relating to the move, in January 1994, of asphalt paver manufacturing to Gehl's Yankton, South Dakota plant from the Lithonia, Georgia leased plant which was closed in January 1994. Gross profit as a percent of net sales rose to 29.5% in 1994 from 28.3% in 1993. Gross profit as a percent of net sales of Gehl Agriculture decreased to 30.0% from 30.3% in 1993. The slight decrease was due primarily to the establishment of an inventory reserve for discontinued agriculture products which offset a favorable change in the mix of products shipped in 1994 versus 1993. (See "Selling, General and Administrative Expenses" following.) Gross profit as a percent of net sales for Gehl Construction increased to 28.6% in 1994 from 24.1% in 1993. The primary reasons for this increase were: 1) lower product cost due to productivity improvements and increased overhead absorption at higher production levels; 2) savings resulting from the transfer of asphalt paver production to the Yankton, South Dakota plant; 3) the discontinuance of several low or no margin construction products; 4) a reduction in sales discounts; and 5) export sales, typically made at a lower gross margin than domestic sales, constituting a smaller portion of sales in 1994 than in 1993.

Selling, General, and Administrative Expenses:
     Selling, general and administrative expenses decreased $1.2 million, or 4%, in 1994 as compared to 1993. As a percent of sales, selling, general and administrative expenses decreased to 20.7% in 1994 from 23.0% in 1993. In the last three years the combined expense reductions total nearly $15 million and the percent of sales has been reduced to 20.7% in 1994 from 35% in 1991. The decrease in 1994 from 1993 resulted primarily from reduced charges for allowances for doubtful accounts, lower sales promotional costs, and lower warranty costs, partially offset by the establishment of a reserve for discontinued agriculture products. In 1993, the Company had accrued $1.0 million for allowances for doubtful accounts relating to a European distributor. The Company accrued an additional $650,000 for this matter during the first half of 1994. By the end of 1994, the distributor was current in all obligations and the distributor's liquidity problems had been resolved. Accordingly, the Company reversed to income the $1.65 million reserve in the fourth quarter of 1994.

     In 1994, the Company charged $1.8 million to selling, general and administrative expenses, and another $800,000 to cost of goods sold, to establish a $2.6 million reserve for discontinued agriculture products. Of this reserve, $2.2 million was recorded in the fourth quarter of 1994. The Company, in order to focus its engineering, manufacturing, and sales efforts on its more profitable core products, has identified several products or product models to prune from its product offering. In each instance the product to be discontinued has a low margin, low market share, and is near the end of its product life. The reserve established provides primarily for costs associated with retailing such products in dealer inventories at year-end 1994 and for factory inventory valuation adjustments. In 1994, the Company's sales of the discontinued products were approximately $7.5 million.
 Income (Loss) from Operations:

 ($ millions)        1994  1993   1992     1991    1990
 Gehl Agriculture     $4.4  $5.5  $(4.4)  $(8.6)   $13.9

 Gehl Construction     8.6   1.8   (2.5)   (4.8)     3.1
                     -----  ----  ------  ------   -----

   Total             $13.0  $7.3  $(6.9) $(13.4)   $17.0

     Income from operations in 1994 of $13.0 million increased 77% from $7.3 million in 1993. The improvement in 1994 was due to increased sales volume, improved gross profit as a percent of sales and lower selling, general and administrative expenses. Gehl Construction income from operations increased 367% from $1.8 million in 1993 to $8.6 million in 1994. This increase in income from operations resulted primarily from increased sales volume and gross margin improvement. While Gehl Agriculture income from operations decreased from $5.5 million in 1993 to $4.4 million in 1994, without the establishment of a $2.6 million reserve for discontinued products (See "Selling, General and Administrative Expenses" preceding), income from operations would have increased to $7.0 million in 1994.

Interest Expense:
     Interest expense decreased $1.7 million, or 20%, in 1994. The decrease resulted from a reduction in average debt outstanding in 1994 to $68.4 million, a 22% decrease from $87.2 million in 1993. The average rate of interest paid by the Company in 1994 rose to 9.6% from 9.5% in 1993 due to increases in the prime rate which serves as the base for Gehl's debt under its line of credit facility. This increase was partially offset by the impact of retiring the Company's $10 million, 12.6% subordinated debt in November 1994, and by a decrease in the mark-up over the prime rate on the Company's loans under its line of credit facility (effective October 1994).

Other Income (Expense), Net:
     Other expense rose to $2.9 million in 1994 from $161,000 in 1993. The increase in expense was due primarily to: 1) a $1.3 million increase in the cost of selling finance contracts receivable to third parties in 1994 due to rising interest rates; 2) one-time gains on the sale of a paid-up patent license and a favorable lawsuit settlement, together totalling $755,000, which positively impacted 1993 results, and 3) a $400,000 prepayment fee on the early retirement in November 1994 of the Company's $10 million, 12.6% subordinated debt.

Provision (Benefit) for Income Taxes:
     Under generally accepted accounting principles, the Company was not required to record a federal income tax provision related to either its 1994 or 1993 pre-tax income due to the existence of net operating loss carryforwards.

Net Income (Loss):
     Net income in 1994 of $5.0 million compares to $241,000 in 1993. The 1994 earnings per common share of $.82 improved from $.04 per share for 1993. No dividends were declared in either 1994 or 1993 on the Company's common stock.

1993 vs. 1992

Net Sales:
     Sales for 1993 of $137.2 million were 6% higher than the $129.7 million of sales in 1992. Gehl Agriculture sales in 1993 were $93.9 million, 3% higher than the sales of $91.2 million in 1992. Demand in the Company's agricultural market improved modestly during 1993, despite difficult weather conditions experienced in some regions of the United States. The Company continued to reduce dealer field inventories by shipping to its dealers at levels below sales by such dealers to their customers. Gehl Construction sales in 1993 were $43.3 million, 12% higher than sales of $38.5 million in 1992. The increase from 1992 levels was primarily due to increased shipments of skid loaders, both domestically and to the Company's European distributor, and of rough-terrain telescoping-boom forklifts. After two years of recession, the Company's domestic construction market started recovering, with conditions improving as 1993 progressed.

Gross Profit:
     During 1993 gross profit increased 18% to $38.9 million as compared to 1992, primarily due to increased sales volume and a reduction in the Company's overall cost structure. Gross profit as a percent of net sales increased to 28.3% for 1993 from 25.4% in 1992. Gross profit as a percent of net sales of Gehl Agriculture increased to 30.3% in 1993 from 26.1% in 1992. The improvement reflects the impact of numerous actions taken by the Company to reduce its overall cost structure, as well as certain one-time costs incurred in 1992 not being repeated in 1993. One-time costs incurred in 1992 included, among others, 1) manufacturing start-up costs of a new skid loader model in Madison, South Dakota, 2) continued manufacturing start-up costs related to the Lebanon, Pennsylvania manufacturing facility opened in November 1991, and
3) manufacturing start-up costs related to new products manufactured at the West Bend, Wisconsin facility. Gross profit as a percent of net sales for Gehl Construction increased slightly to 24.1% in 1993 from 23.9% in 1992.

Selling, General and Administrative Expenses:
     Selling, general and administrative expenses decreased $8.3 million, or 21%, during 1993 as compared with 1992. As a percent of sales, selling, general and administrative expenses decreased to 23% in 1993 from 31% in 1992. These decreases were due primarily to a reduction in sales promotion expenses (such as rebate programs to purchasers of Gehl equipment) from 1992 levels. Weaker demand in the Company's agricultural markets in 1992 required increased promotion costs to meet competitive sales incentive programs, and to accelerate the sale of older units in dealers' inventories in order to enhance cash flow. During 1993, a moderately improved agricultural market combined with a decrease in the number of older units held by dealers in inventory enabled the Company to reduce promotion costs significantly. The decrease in selling, general and administrative expenses in 1993 was also due to 1) the non-recurrence in 1993 of severance costs associated with the departure during 1992 of certain executive officers, 2) reduced salary and benefit costs associated with a decline from the December 31, 1992 employment levels and 3) tighter control of spending in areas such as advertising, professional fees, travel and rental costs. These decreases were offset, in part, by increased product liability and warranty provisions and by increased allowances for doubtful accounts relating to a European distributor.

Income (Loss) from Operations:
     Income from operations of $7.3 million in 1993 compared to a loss of $6.9 million from operations in 1992. The improvement was due primarily to lower selling, general and administrative expenses in 1993, improved gross profit as a percent of sales and increased sales volume. Gehl Agriculture's income from operations of $5.5 million in 1993 compared to a loss of $4.4 million in 1992. Gehl Construction's income from operations of $1.8 million in 1993 compared to a loss of $2.5 million in 1992.

Interest Expense:
     Interest expense decreased by $1.7 million in 1993. The decrease was a result of a reduction in average debt outstanding in 1993 to $87.2 million from $102.0 million in 1992 combined with a reduction in the average rate of interest paid by the Company to 9.5% in 1993 from 9.8% in 1992.

Other Income (Expense), Net:
     A decrease in other expense from $2.9 million in 1992 to $161,000 in 1993 was due primarily to a reduction in Canadian foreign exchange losses from $1.2 million in 1992 to $123,000 in 1993, a $505,000 gain associated with granting a paid-up patent license agreement on one of the Company's products, a $550,000 reduction in the costs of selling finance contracts, and a $250,000 gain related to a favorable patent litigation settlement. The reduction in Canadian foreign exchange losses was due to two factors. First, in 1992 the Canadian dollar weakened significantly against the U.S. dollar, while in 1993 the exchange rate was more stable. Second, in April 1993 the Company commenced direct borrowing in Canadian dollars to finance approximately 65% of Gehl's Canadian agricultural receivables, which has provided a hedge against exchange rate fluctuation.

Provision (Benefit) for Income Taxes:
     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The adoption of this statement had no significant effect on the Company's financial position or results of operations.

     Under generally accepted accounting principles, the Company was not required to record a federal income tax provision related to its 1993 operating income nor was it permitted to record a deferred tax benefit related to its 1992 operating loss.

Net Income (Loss):
     The 1993 net income of $241,000 compares with a net loss of $17.9 million in 1992. The 1993 earnings per common share of $.04 compares to a loss per common share of $3.05 for 1992. No dividends were declared in either 1993 or 1992.

Liquidity and Capital Resources
 Working Capital

 ($ thousands) -         1994       1993
 December 31,
 Current assets      $102,621   $114,355

 Current liabilities  (28,710)   (30,328)
                   ---------- ----------

 Working capital    $  73,911  $  84,027
 Current ratio          3.6 to 1   3.8 to 1

Working Capital:
     The Company's working capital declined in 1994 by $10 million, which resulted in a decrease in the current ratio to 3.6:1. The reduction was due primarily to a $12.6 million decline in net accounts receivable. Cash on hand at December 31, 1994 was $2.6 million versus $1.5 million a year earlier.

Cash Flow:
     In 1994 cash flow provided by operating activities was $19.5 million as compared to $26.1 million provided in 1993. While the 1994 cash flow was strong, cash provided by changes in working capital items, though still positive, was reduced from the levels generated in 1993. The major components of the 1994 cash flow were a reduction in accounts receivable, primarily field inventories at dealers, of $12.6 million and net income before depreciation and amortization of $8.8 million. The 1994 cash flow was used primarily to repay $17.9 million of debt.

Floor Plan Financing:
     The Company provides standard interest-free floor plan financing to its dealers, in Gehl Agriculture generally for up to one year and in Gehl Construction for varying periods of time generally up to nine months. Under special order programs occasionally offered to Gehl Agriculture dealers, longer interest-free periods may be available. At the end of the interest-free period, if the equipment remains unsold to retail customers, the Company generally charges interest to the dealer at rates between 1.5% and 3.0% above the prime rate, or on occasion provides interest-free extensions of up to six months upon payment by the dealer of curtailments generally between 10% and 20% of the original invoice price. This type of floor plan equipment financing accounts for approximately 90% of Gehl's accounts receivable, with all such floor planned receivables required to be secured with a first priority security interest in the equipment sold.

Accounts Receivable:
     The Company's net accounts receivable decreased $12.6 million, or 15%, from $85.0 million at December 31, 1993 to $72.4 million at December 31, 1994. This reduction was due to the Company shipping to Gehl dealers at a level below the sales by Gehl dealers to their customers. During the last two years Gehl has reduced its net accounts receivable by nearly $29 million, or 29%, from $101.2 million at December 31, 1992. Gehl Agriculture accounts receivable at December 31, 1994 decreased $10.2 million, or 14%, from a year earlier, while Gehl Construction accounts receivable declined $2.4 million, or 21%, over the same period.

Finance Contracts Receivable:
     Finance contracts receivable decreased $1.2 million to $5.6 million at December 31, 1994. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $57.7 million as compared to $60.2 million at year-end 1993. (See "Sales of Finance Contracts Receivable" following.)
 Capital Expenditures

 ($ thousands)           1994    1993    1992     1991     1990
 Capital expenditures   $2,505    $809   $1,473  $10,766  $5,127

 Depreciation           $2,692  $2,940   $3,093   $2,682  $2,052

Capital Expenditures:
     The Company expended $2.5 million for property, plant, and equipment in 1994. Included in the 1994 total was $900,000 spent in June 1994 to exercise the Company's option to purchase its previously leased Yankton, South Dakota manufacturing facility. The remaining expenditures in 1994 were for machinery and equipment for basic upkeep, to enhance capability, to improve productivity, or to improve product quality. At December 31, 1994, Gehl had no significant outstanding commitments for capital items. The Company plans to make approximately $3.5 million in capital expenditures in 1995.

Facilities:
     The Company's present facilities are sufficient to provide adequate capacity for its operations in 1995. On January 31, 1994, the Company closed its leased facility in Lithonia, Georgia. The asphalt paver product line formerly manufactured in Lithonia was transferred to the Company's Yankton, South Dakota manufacturing facility.

Contingencies:
     The Company has received informal notification that it may have some financial responsibility for environmental remediation at a landfill site in the City of West Bend, Wisconsin. The amount of the Company's potential obligation, if any, is not presently determinable.
 Capitalization

 Debt and Equity:
 ($ millions) -           1994   1993   1992   1991    1990
 December 31

 Total Debt               $54.9 $72.8  $97.7  $103.0   $85.4

 Shareholders' Equity     $46.3 $40.9  $40.4   $58.2   $77.9
 % Total Debt to
   Total Capitalization   54.2% 64.0%  70.7%   63.9%   52.3%

     At December 31, 1994, shareholders' equity had risen to $46.3 million from $40.9 million a year earlier. Cash flow from operations of $19.5 million enabled the Company to reduce its debt by $17.9 million in 1994, and with $5.0 million of net income, the capitalization ratio was reduced to 54.2% at December 31, 1994.

Borrowing Arrangements (See also Note 5 of Notes to Consolidated Financial Statements):
     In the fourth quarter of 1994, the Company entered into an Amended and Restated Loan and Security Agreement (the "Facility"), effective retroactively to October 1, 1994, with its primary lender. The revised agreement extended the term of the Facility through December 31, 1997, lowered interest rates, and changed other terms and conditions. Total borrowing capacity of $75 million is available under the Facility, subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable, and inventories. Under the terms of the Facility, the interest rate Gehl pays on U.S. dollar loans was lowered to .50% above, from 1.65% above, the U.S. prime rate. In Canada, where the Company may borrow up to $7.5 million, the interest rate was lowered to 1.5% above, from 2.25% above, the Canadian prime rate. Additionally, advance ratios and eligible assets under the borrowing base were increased. The Facility has a net worth covenant and a debt to equity covenant which were also revised in the agreement. The Company is operating within the requirements of these covenants. At December 31, 1994, the Company had unused borrowing capacity of $19.2 million under the Facility. Management believes that the Facility provides sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

     On November 4, 1994, the Company prepaid in its entirety $10 million of 12.6% subordinated debt. The prepayment required the Company to pay a $400,000 fee to the lender. Principal repayments on the subordinated debt were to have been made quarterly for 8 years, commencing December 31, 1994.

     The Company also has outstanding $8.4 million of 9% industrial development bonds ("IDB") with a 2010 final maturity; repayments commence in 2005. On February 1, 1994, the Company and the IDB holders amended the IDB agreement to adjust the two financial covenants, net worth and debt to equity ratio, for the remainder of the IDB agreement. The Company is operating within the requirements of the covenants.

Sales of Finance Contracts Receivable:
     The sale of finance contracts is an important component of the Company's overall liquidity. Gehl has arrangements with several financial institutions and financial service companies to sell, with recourse, its finance contracts receivable. The Company continues to service all contracts whether or not sold. At December 31, 1994, Gehl serviced $57.7 million of such contracts, of which $51.6 million were owned by other parties. Losses on finance contacts due to customer nonperformance were $570,000 in 1994 as compared to $381,000 in 1993. As a percentage of outstanding serviced contracts, the loss ratios were 1.0% and .6% in 1994 and 1993, respectively.

     The Company incurred $1.1 million of costs in selling approximately $34 million of its finance contracts in 1994, as compared to $294,000 of costs in selling $41 million of such contracts in 1993. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate required by the purchaser of the contracts. Historically, the Company's costs of selling its finance contracts have risen in periods of rising and high interest rates and decreased in periods of decreasing and low interest rates. This trend was repeated again in 1994. Additionally, due to competitive pressures, the range of interest rates the Company charges its customers has historically been narrower than the fluctuations in interest rate requirements of the purchasers of Gehl's finance contracts. The Company also incurred $492,000 of additional costs on the sale of finance contracts made under several variable rate agreements between June 1993 and February 1994. These costs were due to increasing interest rates in the economy.

     Management believes it has sufficient capacity to meet the Company's 1995 requirements to sell its finance contracts.

[Pages 14 through 25 of the Annual Report]

                        GEHL COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME

    In Thousands, Except Per Share Data -
      Year Ended December 31,                    1994        1993         1992

    Net sales                                $146,620     $137,218    $129,694
      Cost of goods sold                      103,346       98,335      96,723
                                             ________     ________    ________

    Gross profit                               43,274       38,883      32,971

      Selling, general and administrative
        expenses                               30,313       31,544      39,837
                                             ________     ________    ________

    Income (loss) from operations              12,961        7,339      (6,866)

      Interest expense                         (6,711)      (8,364)    (10,103)

      Interest income                           1,715        1,552       1,730
      Other income (expense), net              (2,930)        (161)     (2,911)
                                             ________     ________    ________

    Income (loss) before income taxes           5,035          366     (18,150)

      Provision (benefit) for income taxes        ---          125        (250)
                                             ________     ________    ________

    Net income (loss)                        $  5,035     $    241    $(17,900)
                                             ========     ========    ========

    Net Income (loss) per common share          $  .82      $   .04     $(3.05)
                                                =======     =======     =======


    The accompanying notes are an integral part of the financial statements.

                        GEHL COMPANY AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS



    In Thousands, Except Share Data - December 31,        1994         1993
    Assets

    Cash                                               $  2,570     $  1,458
    Accounts receivable - net                            72,393       84,969

    Finance contracts receivable - net                    3,389        4,223

    Inventories                                          21,452       21,633
    Prepaid expenses and other assets                     2,817        2,072
                                                       ________     ________

      Total current assets                              102,621      114,355
                                                       ________     ________

    Property, plant and equipment - net                  20,433       20,088

    Finance contracts receivable - net, non-current       2,258        2,624
    Other assets                                          5,715        7,213
                                                       ________     ________

    Total assets                                       $131,027     $144,280
                                                       ========     ========


    Liabilities and Shareholders' Equity
    Current portion of long-term debt obligations      $    180     $    549

    Accounts payable                                     14,477       15,784

    Accrued liabilities                                  14,053       13,995
                                                       ________     ________
      Total current liabilities                          28,710       30,328
                                                       ________     ________

    Line of credit facility                              45,879       53,979

    Long-term debt obligations                            8,821       18,280

    Other long-term liabilities                           1,334          798
                                                       ________     ________
      Total long-term liabilities                        56,034       73,057
                                                       ________     ________

    Common stock, $.10 par value, 25,000,000 shares
      authorized, 6,169,523 and 6,132,443 shares
      outstanding at December 31, 1994 and 1993,
      respectively                                          617          613

    Preferred stock, $.10 par value, 2,000,000
      shares authorized, no shares issued                    --           --

    Capital in excess of par                             26,133       25,820
    Retained earnings                                    19,533       14,462
                                                       ________     ________

    Total shareholders' equity                           46,283       40,895
                                                       ________     ________

    Total liabilities and shareholders' equity         $131,027     $144,280
                                                       ========     ========

    Contingencies (Notes 2 and 11)

    The accompanying notes are an integral part of the financial statements.

                        GEHL COMPANY AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


    In Thousands, Except Per Share            Capital In
      Data                           Common   Excess of    Retained
                                      Stock      Par       Earnings      Total

    Balance at January 1, 1992       $586     $25,331      $32,300     $58,217

      Net loss                         --          --      (17,900)    (17,900)
      Exercise of stock options         2          34           --          36

      Amortization of unearned
        compensation related to
        restricted stock grants        --          52           --          52
                                     ____     _______     ________    ________
    Balance at December 31, 1992      588      25,417       14,400      40,405



      Net income                       --          --          241         241
      Exercise of stock options         3         120           --         123

      Issuance of stock                 4         119           --         123
      Issuance of restricted stock
        grants and related
        amortization of unearned
        compensation - net             18         164           --         182

      Minimum liability adjustment     --          --         (179)       (179)
                                    _____     _______      _______      ______

    Balance at December 31, 1993      613      25,820       14,462      40,895


      Net income                       --          --        5,035       5,035
      Exercise of stock options         4         131           --         135

      Amortization of unearned
        compensation related to
        restricted stock grants        --         182           --         182

      Minimum liability adjustment     --          --           36          36
                                     ____     _______      _______     _______
    Balance at December 31, 1994     $617     $26,133      $19,533     $46,283
                                     ====     =======      =======     =======

    The accompanying notes are an integral part of the financial statements.

                        GEHL COMPANY AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

    In Thousands - Year Ended
       December 31,                           1994         1993         1992

    Cash Flows from Operating Activities
    Net income (loss)                      $  5,035      $   241     $(17,900)

    Adjustments to reconcile net income
      (loss) to net cash provided by
      (used for) operating activities:

      Depreciation and amortization           3,767        4,191        4,361
      (Gain) loss on sale of equipment            8           (5)         (11)

      Cost of sales of finance contracts      1,142          294          845
      Deferred income taxes                    (900)          --           14

      Proceeds from sales of finance
       contracts                             31,935       39,331       35,575

      Increase (decrease) in cash
       due to changes in:
        Restricted cash                          --        1,548       (1,548)
        Accounts receivable - net            12,576       16,212       11,380

        Finance contracts receivable -
         net                                (33,241)     (38,265)     (33,780)
        Inventories                             181        2,450        3,316

        Refundable income taxes                  --        2,422        1,724

        Prepaid expenses and other
         assets                                 155         (462)       2,250
        Other assets                            113         (164)         (65)

        Accounts payable                     (1,307)        (935)      (8,051)
        Accrued liabilities                      58         (745)       1,728
                                           ________     ________    _________
          Net cash provided by (used
           for) operating activities         19,522       26,113         (162)
                                           ________     ________    _________

    Cash Flows from Investing Activities

    (Increase) decrease in unexpended
      plant construction fund                    (7)          (5)         674

    Proceeds from sale of equipment              42           28           18

    Property, plant and equipment
      additions                              (2,505)        (809)      (1,473)
    Increase (decrease) in
      other assets                            1,100         (998)        (823)

    Other                                       217          126          162
                                           ________     ________    _________
          Net cash (used for) investing
           activities                        (1,153)      (1,658)      (1,442)
                                           ________    _________    _________

    Cash Flows from Financing Activities
    Decrease in other long-term
      obligations                            (9,828)     (20,965)     (63,164)

    (Repayment of) proceeds from
      revolving credit loans                 (8,100)      (3,903)      57,882

    Increase (decrease) in other long-
      term liabilities                          536          113          (73)
    Proceeds from issuance of common
      stock                                     135          123           36
                                           ________     ________    _________

          Net cash (used for)
           financing activities             (17,257)     (24,632)      (5,319)
                                           ________     ________    _________

    Net increase (decrease) in cash           1,112         (177)      (6,923)

    Cash, beginning of year                   1,458        1,635        8,558
                                           ________     ________    _________
    Cash, end of year                      $  2,570     $  1,458     $  1,635
                                           ========     ========    =========

    The accompanying notes are an integral part of the financial statements.

                        GEHL COMPANY AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1994

   Note 1 - Significant  Accounting Policies

   Consolidation: Gehl Company is engaged in the manufacture and distribution of farm equipment and machinery primarily for the dairy, livestock and poultry agricultural sector, and in the manufacture and distribution of equipment and machinery for the construction market.
   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Hedlund Manufacturing Company, Inc.; Hedlund Martin, Inc.; Gehl Power Products, Inc.; and Gehl International, Inc., a foreign sales corporation. All significant intercompany transactions and balances are eliminated.

   Revenue Recognition: Revenue is recorded upon the shipment of products to dealers and distributors; these dealers and distributors have no right of return, except as provided by law.

   Accounts Receivable: The Company provides financing for its dealers in both the agricultural and construction markets. The financing agreements provide for, in certain instances, interest-free periods which generally range from 4 to 12 months.

   Finance Contracts Receivable: The Company offers financing for its products to retail customers and to its dealers through its finance division. Finance contracts require periodic installments of principal and interest over periods of up to 60 months. Unearned interest is recognized over the life of the contracts using the sum of the digits method. Principal expected to be collected within twelve months of the balance sheet date is classified as a current asset; the remainder is classified as a non-current asset.

   Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all of the Company's inventories.

   Properties and Depreciation: Properties are stated at cost. When properties are sold or otherwise disposed of, cost and accumulated depreciation are removed from the respective accounts and any gain or loss is included in income. The Company provides for depreciation of assets generally using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Expenditures which substantially increase value or extend asset lives are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

   Debt Issue Costs: Costs incurred in conjunction with incurrence of indebtedness are capitalized and subsequently amortized over the related periods of the obligations.

   Foreign Currency Transactions: Foreign currency transaction gains and losses are included in the determination of income. Foreign currency losses were $181,000, $124,000 and $1,165,000 in 1994, 1993 and 1992,
   respectively.

   Income Taxes: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires that the Company follow the liability method in accounting for income taxes. The liability method provides that deferred tax assets and liabilities be recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The principal items that result in such differences are the recognition of sales on the installment method for income tax purposes, the recording of certain accruals for financial reporting purposes which are not deductible until paid, and the use of accelerated depreciation methods for income tax purposes.

   Product Liability Costs: The Company directly assumes all liability for costs associated with claims up to specified limits in any policy year. Known incidents involving the Company's products are investigated and reserves are established for any estimated liability.

   Product Warranty Costs: In general, the Company provides warranty on equipment for a period of up to twelve months or for a specified period of use after sale or rental by the dealer. Reserves for estimated warranty costs are established at the time of sale.

   Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $1,172,000, $1,042,000, and $1,675,000 in 1994, 1993 and 1992, respectively.

   Other Income (Expense): Other income (expense) is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, amortization of debt issue costs, and royalty and license income (expense). During 1993, the Company recognized a gain of $505,000 associated with granting a paid up patent license agreement on one of its products.

   Net Income (Loss) Per Common Share: Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. The weighted average number of shares used in the computations was 6,174,476, 6,097,472 and 5,873,264 for 1994, 1993 and 1992,
   respectively.

   Note 2 -  Accounts Receivable and Finance Contracts Receivable

   Accounts receivable and finance contracts receivable were comprised of the following (in thousands):

            December 31,                      1994        1993

            Accounts receivable            $76,737      $89,035
            Less allowances for:
              doubtful accounts               (639)      (1,843)

              returns and dealer
              discounts                     (3,705)      (2,223)
                                           _______      _______

                                           $72,393      $84,969
                                           =======      =======

            Finance contracts receivable   $ 6,556      $ 8,053
            Less: unearned interest           (405)        (556)
              allowance for doubtful
              accounts                        (504)        (650)
                                           _______      _______
                                             5,647        6,847

            Less: non-current portion       (2,258)      (2,624)
                                           _______      _______
              Current portion              $ 3,389      $ 4,223
                                           =======      =======
   In 1994, the Company established a reserve for discontinued products. The allowance for returns and dealer discounts was increased by $1.6 million to reflect the anticipated costs of retailing such products in dealer inventory at December 31, 1994.

   The finance contracts receivable at December 31, 1994 have a weighted average interest rate of 8.3% which approximates fair value.

   The Company has entered into various agreements with third parties to sell with recourse certain finance contracts receivable. The recourse provisions of certain of these agreements require that the Company provide additional collateral in the form of cash withheld at the time of sale or unsold finance contracts. At December 31, 1994, $299,000 of unsold finance contracts and $2.4 million of cash previously withheld by third party buyers were provided as additional collateral. The finance contracts require periodic installments of principal and interest over periods of up to 60 months; interest rates are based on market conditions. The Company has retained the servicing of these contracts which generally have maturities of 36 to 48 months. Amounts to cover potential losses on these sold receivables are included in the allowance for doubtful accounts.

   The following summarizes the Company's sales of retail finance contracts receivable during 1994 and 1993 (in thousands):

                                              1994         1993
            Value of contracts sold
              - net of $4.6 million and
              $5.5 million, respectively,
              of unearned interest          $34,437     $41,211

            Cash received on sales of
              contracts                      31,935      39,331

            Cash withheld as additional
              collateral                      1,360       1,586
                                            _______     _______
            Cost of sales of finance
              contracts                     $ 1,142     $   294
                                            =======     =======

            Net receivables outstanding
              at December 31 relating
              to finance contracts sold     $51,593     $52,686
                                            =======     =======

   The Company retains as collateral a security interest in the equipment associated with accounts receivable and finance contracts receivable. The Company also maintains certain levels of dealer recourse deposits as additional security associated with finance contracts receivable.

   Note 3 -  Inventories
   If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

            December 31,                    1994          1993
            Raw materials and supplies   $  3,711      $  3,598

            Work-in-process                10,252        10,091

            Finished machines and
              parts                        24,346        23,935
                                         ________      ________

            Total current cost value       38,309        37,624

            Adjustment to LIFO basis      (16,857)      (15,991)
                                         ________      ________
                                         $ 21,452      $ 21,633
                                         ========      ========

   In 1994, the Company established a reserve for discontinued products. An inventory valuation adjustment of $800,000 was recorded to reflect the net realizable value of such products in inventory at December 31, 1994.

   Note 4 - Property, Plant and Equipment - Net
   Property, plant and equipment consisted of the following (in thousands):


          December 31,                       1994           1993

          Land                             $  1,411      $  1,303
          Buildings                          16,800        15,128

          Machinery and equipment            25,675        25,213
          Autos and trucks                      461           481

          Office furniture and fixtures       7,216         7,118
                                          _________     _________

                                             51,563        49,243

          Less:  accumulated
            depreciation                    (31,130)      (29,155)
                                          _________     _________
          Property, plant and
            equipment - net                $ 20,433      $ 20,088
                                          =========     =========

   Note 5 - Debt Obligations
   A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):

             December 31,                    1994        1993

             Line of credit facility      $45,879      $53,979

             12.6% junior note                  -       10,000
             9.0% industrial
               development bonds            8,400        8,400

             Other debt obligations           601          429
                                          _______      _______
                                           54,880       72,808

             Less: current portion           (180)        (549)
                                          _______      _______

             Long-term debt obligations   $54,700      $72,259
                                          =======      =======


   Effective October 1, 1994, the Company's $75 million line of credit facility (the "Facility") was amended. Interest is paid monthly on outstanding borrowings under the amended Facility as follows:
   borrowings in Canadian denominated dollars up to a $7.5 million credit line are at 1.50% above the Canadian prime rate; the remainder of the borrowings are at .5% above the U.S. prime rate. Prior to the October 1, 1994 amendment, borrowings in Canadian denominated dollars were at 2.25% above the Canadian prime rate and the U.S. borrowings were at 1.65% above the U.S. prime rate for the first $50 million of such borrowings and 2.75% above the U.S. prime rate for such borrowings outstanding above $50 million. The term of the Facility was extended one additional year to December 31, 1997. Under the amended agreement, $15 million of the total $75 million Facility continues to be tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable. At December 31, 1994, the Company had unused borrowing capacity of approximately $19.2 million under the Facility. The Facility also includes financial covenants requiring the maintenance of minimum tangible net worth levels and a maximum debt to equity ratio.

   On November 4, 1994, the Company prepaid, in its entirety, $10 million of the then outstanding 12.6% junior note and paid related accrued interest and a $400,000 prepayment fee.

   The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $480,000 until the first mandatory bond redemption period in 2003. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund. Financial covenants related to the industrial development bonds require the maintenance of minimum tangible net worth levels and a maximum debt to equity ratio.

   Annual maturities of debt obligations are as follows (in thousands):

   1995           $   180
   1996               166
   1997            45,978
   1998               108
   1999                48
   Later years      8,400
                  -------
                  $54,880
                  =======

   Interest paid on total debt obligations was $6.9 million, $8.4 million and $9.2 million in 1994, 1993 and 1992, respectively.

   Note 6 - Accrued Liabilities
   Accrued liabilities were comprised of the following (in thousands):

   December 31,                       1994      1993
   Accrued salaries and wages         $ 2,644   $ 2,677
   Dealer recourse deposits             2,192     2,233
   Accrued warranty costs               1,872     2,226
   Accrued product liability costs      2,134     1,953
   Other                                5,211     4,906
                                      -------   -------
                                      $14,053   $13,995
                                      =======   =======
   Note 7 - Income Taxes
   Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." SFAS No. 109 requires the use of the liability method of accounting for income taxes. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

   The income tax provision (benefit) recorded for the years ended December 31, 1994, 1993 and 1992 consisted of the following (in thousands):

    December 31,    Federal  State and    Total
                              Foreign

    1994  Current   $   900  $   78     $   978
          Deferred     (900)    (78)       (978)
                    ________ ________   ________

          Total     $    -   $    -     $     -
                    ======== ========   ========

    1993  Current   $    --  $   125    $   125

          Deferred       --       --         --
                    ________ ________   ________

          Total     $    --  $   125    $   125
                    ======== ========   ========

    1992  Current   $  (300) $    36    $  (264)
          Deferred       14       --         14
                    ________ ________   ________

          Total     $  (286) $    36    $  (250)
                    ======== ========   ========

   Deferred income taxes are recorded based on the difference between the tax bases of assets and liabilities and the carrying amounts for financial reporting purposes offset by net operating loss and credit carryforwards.

   In 1994 and 1993, the Company was not required, under generally accepted accounting principles, to record a federal income tax provision due to the existence of net operating loss carryforwards. In 1992, the Company was not permitted, under generally accepted accounting principles, to record a deferred benefit related to its 1992 net operating loss.

   A reconciliation between the reported income tax provision (benefit) and the federal statutory rate follows (as a percent of pre-tax income
   (loss)):

    Year Ended December 31,         1994     1993     1992

    Federal statutory rate         34.0%    34.0%   (34.0%)

    Net operating loss (utilized)
      not utilized                 (34.0)  (34.0)    32.4
    State income taxes, net of
      Federal income tax effect         -   26.5       .2

    Other, net                          -    7.5      --
                                   _______ _______  _______

                                        -   34.0%   ( 1.4%)
                                   ======= =======  =======

   The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

    December 31,                     1994        1993
    Deferred Tax Assets:

      Accrued expenses and reserves  $ 2,983     $ 2,852

      Asset valuation reserves         2,739       2,752
      Operating loss carryforwards     3,506       6,012

      Tax credit carryforwards         1,783         869
      Other                              280         338
                                    ________    ________

                                      11,291      12,823

      Valuation allowance             (4,472)     (5,881)
                                    ________    ________
        Deferred Tax Asset          $  6,819    $  6,942
                                    ========    ========

    Deferred Tax Liabilities:

      Installment sales              $ 3,547     $ 4,173

      Property, plant and equipment    1,309       1,359
      Prepaid pension asset              869         875

      Other                              194         535
                                    ________   _________
        Deferred Tax Liability       $ 5,919     $ 6,942
                                    ========   =========
   During 1994, the Company, in accordance with the provisions of SFAS No. 109, recorded a deferred tax benefit of $900,000 based upon the estimated recoverability of its net operating loss carryforwards as of December 31, 1994. During 1993, due to its operating loss history, the Company was unable, under generally accepted accounting principles, to record deferred tax assets in excess of deferred tax liabilities. The Company recorded valuation allowances of $4.5 million and $5.9 million against deferred tax assets at December 31, 1994 and 1993, respectively.

   At December 31, 1994, for income tax purposes, the Company had federal net operating loss carryforwards of approximately $10.3 million and tax credit carryforwards of approximately $1.8 million. The net operating loss carryforwards expire in the years 2006 through 2008 and the majority of the credit carryforwards consist of minimum tax credits which can be carried forward indefinitely.

   Cash paid (received) related to income taxes during 1994, 1993 and 1992 was $61,000, ($2,520,000) and ($4,110,000) respectively.

   Note 8 - Employee Retirement Plans
   The Company maintains non-contributory defined benefit pension plans covering the majority of its employees. The benefits provided by certain of the plans are based on a defined monthly multiplier applied to the employee's length of service, with the remaining plans providing benefits based primarily on years of service and average compensation.

   Net pension expense (benefit) includes the following components (in thousands):

    Year Ended December 31,       1994     1993     1992

    Service cost                 $  643  $  486   $  507
    Interest cost on projected
      benefit obligation          1,726   1,660    1,599

    Actual return on plan
      assets                          4  (2,611)  (2,159)

    Net amortization and
      deferral                   (2,260)    301      (72)
                                 _______ _______  _______
    Net periodic pension
      expense (benefit)          $  113  $ (164)  $ (125)
                                 ======= =======  =======

   The following schedule details (in thousands) the funded status of the plans. For all plans, the fair value of assets exceeds the accumulated benefit obligation.


    December 31,              1994    1993       1992
    Actuarial present value
    of benefit obligation:
      Vested               $19,299    $20,567    $19,323

      Nonvested              1,607      1,732        171
                           _______    _______    _______

    Accumulated benefit
      obligation            20,906     22,299     19,494
    Effect of projected
      salary increases       1,316      1,769      1,236
                           _______    _______    _______

    Total projected benefit
      obligation            22,222     24,068     20,730

    Plan assets at fair
      value                 21,754     23,152     21,402
                           _______    _______    _______

    Plan assets in excess
      of (less than)
      projected benefit
      obligation              (468)      (916)       672
    Unrecognized
      transitional (asset)  (1,579)    (2,015)    (2,450)

    Prior service cost not
      yet recognized in net
      periodic pension cost  1,190      1,265        647

    Unrecognized net loss    3,154      4,046      2,748
                           _______    _______    _______
    Prepaid pension asset  $ 2,297    $ 2,380    $ 1,617
                           =======    =======    =======

   The projected benefit obligation was determined using assumed discount rates of 8.5% in 1994, 7.5% in 1993 and 8.25% in 1992, and assumed long-term rates of compensation increase of 4% in 1994, 1993, and 1992. The annual long-term rate of return on plan assets was assumed to be 9.0% in 1994 and 1993 and 9.5% in 1992. Plan assets consist principally of preferred and common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974.

   In addition, the Company maintains an unfunded supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $841,000 and $606,000 at December 31, 1994 and 1993, respectively, using a discount rate of 8.5% and 7.5%, respectively.

   The Company maintains a savings and profit sharing plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1994, bargaining unit employees were added to the plan which now covers substantially all employees who have completed sixty (60) days of service with the Company. Through June 30, 1992, the Company matched 25% of non-bargaining unit employee contributions to the plan not to exceed 6% of the employee's annual compensation, at which time the Company indefinitely suspended the matching of contributions. Vesting of Company contributions occurs at the rate of 20% per year. The contribution for the year ended December 31, 1992 approximated $70,000.


   The Company maintains a defined contribution plan that covers substantially all employees not included under a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company has contributed approximately $194,000, $165,000, and $151,000 in connection with this plan for 1994, 1993 and 1992, respectively.

   The Company only provides postretirement benefits to retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 140. Prior to 1993, the cost of these benefits was recognized on a cash basis. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to account for the cost of these benefits on an accrual basis.

   The Company elected to recognize this change in accounting principle using the delayed recognition method. Under this method, the Company's accumulated postretirement benefit obligation of $451,000 as of January 1, 1993 will be amortized to expense over a twenty-year period.

   Net postretirement benefit expense included the following components (in thousands):

   Year Ended December 31,                           1994      1993
   Service cost                                      $ 49      $ 19
   Interest cost on projected benefit obligation      106        37
   Net amortization and deferral                       70        23
                                                     ----      ----
   Net postretirement benefit expense                $225      $ 79
                                                     ====      ====


   The difference between net postretirement benefit expense on a cash versus accrual basis was not material for the years ended December 31, 1994 and 1993.

   The Company's postretirement benefit plans are not funded. The status of the Company's plans was as follows (in thousands):

   December 31,                                      1994      1993
   Actuarial present value of accumulated
     postretirement benefit obligation               $1,355    $507
   Unrecognized transitional obligation                (405)   (428)
   Unrecognized net loss                               (646)     -
                                                     -------   -----
   Accrued postretirement benefit liability          $  304    $ 79
                                                     =======   =====

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at December 31, 1994 was 12% decreasing to 6% over seven years. The discount rate used in determining the accumulated postretirement benefit obligation was 8.5% at December 31, 1994 and 7.5% at December 31, 1993. A one point percentage increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $242,000 and would increase the net postretirement benefit expense by approximately $38,000.

   Note 9 - Shareholders' Equity
   Pursuant to the terms of employment agreements entered into with the Company's chief executive officer and chief operating officer, effective November 1992, an aggregate of 41,103 shares of the Company's common stock were issued to the two executives in February 1993 at no cost to the executives. Under the same employment agreements, an aggregate of 182,142 restricted shares of the Company's common stock were issued at no cost, in February 1993, to the two executives. Such restricted stock is subject to agreements with the two executives requiring forfeiture of their respective shares in the event of certain types of termination of employment prior to January 3, 1996.

   During April 1987, the Board of Directors of the Company adopted the 1987 Stock Option Plan as approved by the shareholders (the "1987 Plan"), which authorized the granting of options for up to 375,000 shares of the Company's common stock. In October 1989, the Company increased the number of shares issuable under the 1987 Plan to 530,000. The 1987 Plan provides that options be granted at an exercise price not less than fair market value on the date the options are granted and that the option period shall not be more than seven years after the grant date. The options vest ratably over a period not exceeding three years after the grant date.

   Following is a summary of activity in the stock option plan for 1993 and 1994:

                                               Shares     Weighted
                                              Subject     Average
                                             to Option     Option
                                                           Price

            Outstanding, January 1, 1993      362,674       $ 6.07
              Granted                         122,000         5.30

              Exercised                       (34,088)        3.60

              Cancelled                      (218,334)        5.95
                                            _________      _______
            Outstanding, December 31, 1993    232,252       $ 6.14
                                            =========      =======

            Outstanding, January 1, 1994      232,252       $ 6.14

              Granted                          58,500         6.25

              Exercised                       (37,080)        3.63
              Cancelled                       (12,753)        5.58
                                            _________      _______

            Outstanding, December 31, 1994    240,919        $6.58
                                            =========     ========

            Exercisable, December 31, 1994    112,738        $7.43
                                            =========     ========

   At December 31, 1994, a warrant to purchase 180,000 shares of the Company's common stock for $7 per share, subject to certain adjustments as provided in the agreement, was outstanding to the former junior note holder. The warrant can be exercised at any time through March 5, 1998.

   Note 10 - Leases
   The Company occupies certain warehouse facilities and uses certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $1,606,000, $2,093,000 and $2,383,000 in 1994,
   1993 and 1992, respectively.

   The Company maintains non-cancellable operating leases for certain facilities and equipment. Future minimum lease payments under such leases at December 31, 1994, are as follows (in thousands):

   1995      $1,061
   1996         892
   1997         179
   1998          40
   1999          20
             ------
   Total     $2,192
             ======

   Note 11 - Contingencies
   The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes, based on opinion of counsel, that final disposition of such litigation will not have a material impact on the Company's results of operations or financial position.

   The Company has received informal notification from the City of West Bend, Wisconsin that it may have some financial responsibility with respect to the closure of a landfill site used by the City of West Bend from the mid-1960's through 1984. The amount of the Company's potential obligation, if any, is not presently determinable. The City of West Bend is currently taking remedial action with respect to the landfill site.

   During 1993, the Company recorded a gain of approximately $250,000 related to the favorable settlement of a patent litigation matter. The gain was recorded as other income (expense) in the 1993 consolidated statement of income.

   Note 12 - Segment Information
   The Company manufactures and distributes products into two industry segments.

   Gehl Agriculture is engaged in the manufacture and distribution of farm equipment and machinery for the dairy and livestock agricultural sector. As of December 31, 1994, 87% of the Company's accounts receivable were from customers in the agricultural sector.

   Gehl Construction is engaged in the manufacture and distribution of equipment and machinery for the construction market. As of December 31, 1994, 13% of the Company's accounts receivable were from customers in the construction market.

   Unallocated assets are cash, refundable income taxes and other nonallocable assets.

   Segments of business by industry are presented below (in thousands):

        Year Ended December 31,      1994         1993         1992

        Net Sales
        Agriculture               $ 94,824    $ 93,931     $ 91,223

        Construction                51,796      43,287       38,471
                                  ________    ________     ________

          Consolidated            $146,620    $137,218     $129,694
                                  ========    ========     ========
        Income (Loss) from
          Operations

        Agriculture               $  4,419    $  5,509     $ (4,393)
        Construction                 8,542       1,830       (2,473)
                                  ________    ________     ________

          Consolidated            $ 12,961    $  7,339     $ (6,866)
                                  ========    ========     ========

        Assets (Year-end)
        Agriculture                $97,730    $109,989     $123,861

        Construction                24,029      26,952       37,093
        Unallocated                  9,268       7,339        9,271
                                  ________    ________     ________

          Consolidated            $131,027    $144,280     $170,225
                                  ========    ========     ========
        Depreciation/
          Amortization
        Agriculture                 $2,273    $  2,421     $  2,521

        Construction                 1,076       1,377        1,575

        Unallocated                    418         393          265
                                  ________    ________     ________
          Consolidated            $  3,767    $  4,191     $  4,361
                                  ========    ========     ========
        Capital Expenditures

        Agriculture               $  1,083    $    764     $  1,255
        Construction                 1,422          45          218
                                  ________    ________     ________

          Consolidated            $  2,505    $    809     $  1,473
                                  ========    ========     ========
   Exports of U.S. produced products were approximately $25.9 million, $28.1 million and $26.6 million in 1994, 1993 and 1992, respectively.


   Note 13 - Quarterly Financial Data (Unaudited)


    In Thousands,
    Except Per        First      Second       Third       Fourth
    Share Data --    Quarter     Quarter     Quarter     Quarter       Total

    1994

    Net sales       $34,242     $41,916     $37,592     $32,870     $146,620
    Gross profit      9,693      12,854      11,257       9,470       43,274

    Net income
    (loss)             (262)      1,755       2,511       1,031        5,035
    Net income
    (loss) per
    common share      (.04)        .28         .41         .17          .82

    1993
    Net sales       $29,717     $37,569     $35,860     $34,072     $137,218

    Gross profit      7,934      10,661      10,113      10,175       38,883
    Net income
    (loss)           (1,497)        950         597         191          241

    Net income
    (loss) per
    common share      (.25)        .16         .10          .03          .04

[Page 26 of the Annual Report]

                        GEHL COMPANY AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY

    Dollars in
    Thousands,
    Except Per
    Share Data         1994       1993         1992         1991          1990
    Summary of
    Operations
    Net sales      $146,620    $137,218     $129,694     $127,290       $174,920

    Gross profit     43,274      38,883       32,971       31,700         55,361

    Income (loss)
    from
    operations       12,961       7,339       (6,866)     (13,374)        17,006
    Interest
    expense           6,711       8,364       10,103        8,973          6,914

    Income (loss)
    before income
    taxes             5,035         366      (18,150)     (25,398)        11,209
    Net income
    (loss)            5,035         241      (17,900)     (19,284) <F1>    7,318

    Financial
    Position at
    December 31
    Current assets $102,621    $114,355     $138,193     $163,824       $159,983

    Current
    liabilities      28,710      30,328      128,717       55,196         31,298
    Working
    capital          73,911      84,027        9,476      108,628        128,685

    Accounts
    receivable       72,393      84,969      101,181      112,561        115,567

    Finance
    contracts
    receivable        5,647       6,847        9,793       12,433         19,085
    Inventories      21,452      21,633       24,083       27,399         29,209

    Property,
    plant and
    equipment, net   20,433      20,088       22,242       23,852         14,015
    Total assets    131,027     144,280      170,225      199,701        196,019

    Long-term debt   54,700      72,259          418       86,043         83,937

    Total debt       54,880      72,808       97,676      102,958         85,389

    Shareholders'
    equity           46,283      40,895       40,405       58,217         77,919

    Common Share
    Summary

    Net income
    (loss) per
    share                 $.82      $.04      $(3.05)      $(3.29)<F1>    $1.21

    Dividends per
    share                --          --           --          .08           .16
    Book value per
    share                 7.50      6.67        6.88         9.93         13.30

    Shares
    outstanding at
    year-end      6,169,523   6,132,443    5,875,110    5,865,110      5,860,360

    Other
    Financial
    Statistics

    Capital
    expenditures     $2,505        $809       $1,473      $10,766         $5,127
    Depreciation      2,692       2,940        3,093        2,682          2,052

    Current ratio   3.6 to 1    3.8 to 1    1.1 to 1      3.0 to 1      5.1 to 1

    Percent total
    debt to total
    capitalization     54.2%      64.0%       70.7%          63.9%         52.3%

    Net income
    (loss) as a
    percent of net
    sales               3.4%        .2%      (13.8%)       (15.1%)          4.2%

    After-tax
    return on
    average
    shareholders'
    equity             11.6%        .6%      (36.3%)       (28.3%)          9.8%
    Employees at
    year-end            928         946        1,001        1,150          1,340

    Common stock
    price range
                     8-1/2 -      7-3/8 -    6 -            9-3/4 -     16-3/4 -
                     5-3/8        3           2-1/4         3            6-1/2

<F1>
Includes $2,325,000 ($.40 per share) extraordinary loss on extinguishment of debt, net of tax.

   Investor Information
                              Price Range                     Dividends

                         1994            1993           1994            1993
    Stock Prices
    and Dividends

    First quarter   $7-3/4 - 5-3/8 $3-7/8 - 3      $ --            $ --

    Second quarter   6-3/4 - 5-1/2  5-3/8 - 3-1/4    --              --
    Third quarter    7     - 5-3/8  6-7/8 - 4-1/4    --              --

    Fourth quarter   8-1/2 - 5-1/2  7-3/8 - 5-1/2    --              --
                    ______________ ______________  ______________  _____________
      Year          $8-1/2 - 5-3/8 $7-3/8 - 3      $ --            $ --
                    ============== ==============  ==============  =============

[Pages 27 and 28 of the Annual Report]

   Directors and Officers

   Board of Directors
   John W. Findley
   Chairman, President, Chief Executive Officer and a Director, Findley Adhesives, Inc. (1,2)

   Peter A. Fischer
   Director of, and retired President and Chief Executive Officer, Medalist Industries, Inc. (1,2)

   John W. Gehl
   Vice President, International (3)

   William D. Gehl
   President and Chief Executive Officer (3)

   Arthur W. Nesbitt
   Chairman of the Board, Gehl Company, and President, Chief Executive Officer and a Director, Nasco International (2,*3)

   Roger E. Secrist
   Retired Chairman and Chief Executive Officer, ANGUS Chemical Company
   (*2,3)

   Richard G. Sim
   Chairman, President, Chief Executive Officer and a Director,
   Applied Power Inc. (*1)

   (*)  Chairman
   (1)  Audit Committee
   (2)  Compensation and Benefits Committee
   (3)  Nominating Committee

   Executive Officers
   William D. Gehl
   President and Chief Executive Officer

   Victor A. Mancinelli
   Executive Vice President and Chief Operating Officer

   John W. Gehl
   Vice President, International

   Kenneth F. Kaplan
   Vice President, Finance and Treasurer

   Michael J. Mulcahy
   Vice President, Secretary and General Counsel

   Richard J. Semler
   Vice President, Data Systems

   Kenneth P. Hahn
   Corporate Controller

   Information of Interest

   Annual Meeting
   All shareholders are invited to attend our annual meeting which will be held on Thursday, April 27, 1995, at 3:00 p.m. at the West Bend Inn, 2520 West Washington Street, West Bend, Wisconsin.

   Locations
   Gehl Company is headquartered in West Bend, Wisconsin, with manufacturing facilities in West Bend; Lebanon, Pennsylvania; and Madison and Yankton, South Dakota.

   Form 10-K and Other Company Information
   Shareholders and prospective investors are welcome to call or write Gehl Company with questions or requests for additional information including obtaining a copy of Gehl Company's Form 10-K for 1994, as filed with the Securities and Exchange Commission. Please direct inquiries to:
   Michael J. Mulcahy
   Corporate Secretary
   Gehl Company
   143 Water Street
   West Bend, Wisconsin 53095
   414-334-6663

   Transfer Agent
   Shareholders with a change of address or related needs should contact:
   Firstar Trust Company
   615 E. Michigan Street, 4th Floor
   P.O. Box 2077
   Milwaukee, Wisconsin 53201
   800-637-7549

   Stock Market Information
   Gehl Company common stock is traded on the NASDAQ National Market System under the symbol GEHL.

   Independent Accountants
   Price Waterhouse LLP
   Milwaukee, Wisconsin