Form 10-K405, Exhibit 13
period 1995-12-31
GEHL CO
filed 1996-03-06
CIK 856386

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

The Company maintains an internal control system designed to provide reasonable assurance that transactions are properly recorded and executed in accordance with management s authorization and that assets are safeguarded from loss or unauthorized use. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

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

The Company's financial statements have been audited by Price Waterhouse LLP, independent accountants, whose report also appears on this page. Included in the audit process was a review of the Company's system of internal controls. Price Waterhouse LLP annually provides to management and the Audit Committee a supplemental report which includes comments on the adequacy of the system and recommendations for any improvements.



William D. Gehl
President and Chief Executive Officer



Kenneth F. Kaplan
Vice President and Chief Financial Officer

Report of Independent Accountants
PRICE WATERHOUSE LLP

To the Board of Directors and Shareholders of Gehl Company

In our opinion, the statements appearing on pages 14 through 23 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Milwaukee, Wisconsin
February 12, 1996

[Pages 9 through 13 of the Annual Report]
Management's Discussion and Analysis

Overview

     Gehl Company's net income in 1995 was $9.0 million, or $1.44 per share, a 79% increase from $5.0 million, or $.82 per share, earned in 1994. Net sales in 1995 increased 5% to $153.5 million from $146.6 million in 1994. Gehl Construction 1995 net sales increased 24% to $64.4 million, while Gehl Agriculture 1995 net sales decreased 6% to $89.1 million. Gehl Construction comprised 42% of Company net sales in 1995 versus 35% in 1994 and 32% in 1993. Gehl Agriculture's sales were 58% of Company net sales in 1995, down from 65% in 1994.

     Operating profit in 1995 increased 5% to $13.6 million. Gehl Construction accounted for $13.2 million of the operating profit, while Gehl Agriculture contributed the balance of $449,000. Interest expense in 1995 declined $978,000, or 15%, to $5.7 million. Other expense, which was $2.9 million in 1994, decreased in 1995 to $537,000.

     The Company continued to reduce its Gehl Agriculture accounts receivable in 1995, from $63.3 million at December 31, 1994 to $ 55.0 million at December 31, 1995. Cash flow provided by operating activities was $9.7 million, following $19.5 million provided in 1994. Cash flow generated in 1995 was used in part to reduce debt by $8.0 million to $46.9 million at December 31, 1995. The Company has reduced its debt by $50.8 million during the last three years. The Company's ratio of debt to total capital was 45.7% at December 31, 1995, as compared to 54.2% and 64.0% at December 31, 1994 and 1993, respectively.

Results of Operations
1995 vs. 1994
Net Sales:

                  1995      1994      1993      1992     1991
 ($ millions)
 Gehl
 Construction     $64.4      $51.8    $43.3    $38.5      $37.0
 Gehl
 Agriculture       89.1       94.8     93.9     91.2       90.3

                    ----     ------   ------   ------     ------

      Total      $153.5     $146.6   $137.2   $129.7     $127.3

 (% of total)
 Gehl
 Construction     42.0%     35.3%     31.5%    29.7%     29.1%
 Gehl
 Agriculture      58.0%     64.7%     68.5%    70.3%     70.9%


     Net sales for 1995 of $153.5 million were 5% greater than the $146.6 million of net sales in 1994. Gehl Construction net sales in 1995 were $64.4 million, 24% higher than sales of $51.8 million in 1994. The increase from 1994 levels was primarily due to increased shipments of rough- terrain telescopic forklifts and skid steer loaders, the latter both domestically and internationally. Continued strong demand in the Company's residential and non-residential construction markets and ongoing general construction activity propelled the sales growth.

     Gehl Agriculture net sales in 1995 decreased 6% to $89.1 million from $94.8 million in 1994. The decrease was due in part to weaker industry-wide demand for agricultural implements during 1995 and in part to the Company's continuing efforts to ship product to its agricultural dealers at levels below the dealers' sales to farmers, thereby reducing field inventory levels at its dealers.

Gross Profit:
     1995 gross profit of $44.6 million was 3% higher than 1994's $43.3 million. The increase was due primarily to higher sales volume. Gross profit as a percent of net sales decreased slightly in 1995 to 29.1% from 29.5% in 1994.

     Gehl Construction's gross profit as a percent of net sales increased to 32.2% in 1995 from 28.6% in 1994. The substantial improvement resulted primarily from: 1) increased sales of higher margin rough-terrain telescopic forklifts; and 2) lower unit product costs due to increased overhead absorption at higher production levels and productivity improvements at both of the Company's construction plants.

     Gehl Agriculture's 1995 gross profit as a percent of net sales decreased to 26.8% from 30.0% in 1994. This decrease was due primarily to: 1) the impact of a change in the mix of products shipped in 1995 versus products shipped in 1994; 2) increased unit costs due to lower overhead absorption associated with decreases in the levels of production; and 3) increased price competition due in part to higher inventory levels among the Company's competitors.

Selling, General and Administrative Expenses:
     Selling, general and administrative expenses increased $688,000, or 2%, to $31.0 million in 1995 as compared to expenses of $30.3 million in 1994. As a percent of sales, however, selling, general, and administrative expenses decreased to 20.2% in 1995 from 20.7% in 1994. The increased expenses in 1995 resulted primarily from higher agricultural equipment sales promotion costs which were incurred to stimulate market demand, partially offset by lower product liability expenses.

Income (Loss) from Operations:

 ($ millions)        1995    1994     1993    1992    1991

 Gehl Construction  $13.2     $8.6    $1.8   $(2.5)   $(4.8)
 Gehl Agriculture      .4      4.4     5.5    (4.4)    (8.6)
                     -----   ------  ------  ------   ------

      Total         $13.6    $13.0    $7.3   $(6.9)  $(13.4)


     Due primarily to higher net sales, income from operations in 1995 increased 5% from 1994 to $13.6 million. Gehl Construction income from operations increased 54% in 1995 to $13.2 million from $8.6 million in 1994. Increased sales volume and higher gross profit margin were the major factors for the improvement. Income from operations in Gehl Agriculture fell from $4.4 million in 1994, including a $2.6 million charge to operations for discontinued products, to $449,000 in 1995. The decrease was primarily due to lower sales volume and to reduced gross profit margin.

Interest Expense:

     Interest expense decreased $978,000, or 15%, to $5.7 million in 1995. During the last three years, interest expense has declined $4.4 million, or 43%, from 1992's $10.1 million peak. Reductions in interest-bearing debt from $97.7 million at the end of 1992 to $46.9 million at December 31, 1995, retirement of the Company's $10 million, 12.6% subordinated debt in November 1994 and lower interest rate mark-ups negotiated with the Company's primary lender and implemented in October 1994, have resulted in the significant reduction in the Company's interest expense. Despite the lower interest rate mark-ups, the average rate of interest paid by the Company in 1995 was 9.8% compared to 9.6% in 1994, due to the prime rate, upon which the Company's interest rates were based, averaging approximately 8.8% in 1995 versus 7.1% in 1994.

Other Income (Expense), Net:
     Other expense decreased $2.4 million in 1995 to $537,000 from $2.9 million in 1994. The reduction in expense was due primarily to: 1) a gain of $142,000 on four variable rate sales of finance contracts made in 1993 and 1994 versus a loss of $492,000 recorded on these same sales in 1994, an improvement of $634,000; 2) a reduction of $608,000 in the costs of selling finance contracts receivable to third parties in 1995 as compared with 1994;
3) a one-time $400,000 prepayment fee associated with the subordinated debt retirement in November 1994; 4) a $358,000 reduction in deferred financing fees amortization; and 5) a $107,000 Canadian foreign exchange gain recorded in 1995 versus a $181,000 exchange loss in 1994, an improvement of $288,000.

Provision for Income Taxes:
     Under generally accepted accounting principles, the Company was not required to record a federal income tax provision related to its 1995 pre-tax income due to the existence of net operating loss and tax credit carryforwards. The $150,000 provision for taxes made in 1995 related primarily to state tax requirements. Since the Company will have utilized the majority of its tax loss carryforwards by the end of 1995, the Company expects to provide for income taxes at a rate of approximately 20% in 1996.

Net Income:
     Net income in 1995 of $9.0 million was 79% higher than 1994's $5.0 million net income. 1995 earnings per common share of $1.44 compares to earnings of $.82 per share in 1994. No dividends were declared in 1995 on the Company's common stock.


1994 vs. 1993

Net Sales:
     Net sales for 1994 of $146.6 million increased 7% from $137.2 million in 1993. Gehl Construction 1994 net sales were $51.8 million, a 20% increase from 1993's $43.3 million. The sales increase was attributable to strong demand in the residential and non-residential construction markets. The Company's rough-terrain telescopic forklifts and skid steer loaders were the primary beneficiaries of the strong markets.

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

Selling, General, and Administrative Expenses:
     Selling, general and administrative expenses decreased $1.2 million, or 4%, in 1994 as compared to 1993. As a percent of sales, selling, general and administrative expenses decreased to 20.7% in 1994 from 23.0% in 1993. In the three year period ended December 31, 1994, the combined expense reductions total nearly $15 million and the percent of sales has been reduced to 20.7% in 1994 from 35% in 1991. The decrease in 1994 from 1993 resulted primarily from reduced charges for allowances for doubtful accounts, lower sales promotional costs, and lower warranty costs, partially offset by the establishment of a reserve for discontinued agriculture products. In 1993, the Company had accrued $1.0 million for allowances for doubtful accounts relating to a European distributor. The Company accrued an additional $650,000 for this matter during the first half of 1994. By the end of 1994, the distributor was current in all obligations and the distributor's liquidity problems had been resolved. Accordingly, the Company reversed to income the $1.65 million reserve in the fourth quarter of 1994.

     In 1994, the Company charged $1.8 million to selling, general and administrative expenses, and another $800,000 to cost of goods sold, to establish a $2.6 million reserve for discontinued agriculture products. Of this reserve, $2.2 million was recorded in the fourth quarter of 1994. The Company, in order to focus its engineering, manufacturing, and sales efforts on its more profitable core products, identified several products or product models to prune from its product offering. In each instance the product to be discontinued had a low margin, low market share, and was near the end of its product life. The reserve established provides primarily for costs associated with retailing such products in dealer inventories at year-end 1994 and for factory inventory valuation adjustments. In 1994, the Company's sales of the discontinued products were approximately $7.5 million.

Income from Operations:
     Income from operations in 1994 of $13.0 million increased 77% from $7.3 million in 1993. The improvement in 1994 was due to increased sales volume, improved gross profit as a percent of sales and lower selling, general and administrative expenses. Gehl Construction income from operations increased 367% from $1.8 million in 1993 to $8.6 million in 1994. This increase in income from operations resulted primarily from increased sales volume and gross margin improvement. While Gehl Agriculture income from operations decreased from $5.5 million in 1993 to $4.4 million in 1994, without the establishment of a $2.6 million reserve for discontinued products (See "Selling, General and Administrative Expenses" preceding), income from operations would have increased to $7.0 million in 1994.

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

Provision for Income Taxes:
     Under generally accepted accounting principles, the Company was not required to record a federal income tax provision related to either its 1994 or 1993 pre-tax income due to the existence of net operating loss carryforwards.

Net Income:
     Net income in 1994 of $5.0 million compares to $241,000 in 1993. The 1994 earnings per common share of $.82 improved from $.04 per share for 1993. No dividends were declared in either 1994 or 1993 on the Company's common stock.

Liquidity and Capital Resources

Working Capital:
     The Company's working capital decreased 2% to $72.6 million at December 31, 1995 from $73.9 million twelve months earlier. The current ratio of the Company at December 31, 1995 decreased slightly to 3.5 to 1 from 3.6 to 1 at the same time a year ago. Cash on hand at December 31, 1995 was $3.3 million as compared to $2.6 million a year earlier.

Cash Flow Provided by (Used for) Operating Activities:
 ($ thousands)    1995      1994     1993     1992      1991

 Cash Flow       $9,701   $19,522   $26,113  $(162)    $6,061

     In 1995 cash flow provided by operating activities was $9.7 million as compared to $19.5 million in 1994. Net income before depreciation and amortization was primarily responsible for the positive cash flow. The decrease from 1994 was due to lower cash flow provided by reductions in accounts receivable in 1995 as compared with 1994. The smaller reduction in accounts receivable was due to field inventory levels at the Company's agricultural equipment dealers being at more appropriate levels. The 1995 cash flow was used primarily to repay $8.0 million of debt.

Accounts Receivable:
     The Company's net accounts receivable decreased $3.3 million, or 5%, from $72.4 million at December 31, 1994 to $69.1 million at December 31, 1995.
Gehl Agriculture accounts receivable at year-end 1995 decreased $8.3 million from a year earlier, while Gehl Construction accounts receivable increased $5.0 million over the same period. The Gehl Construction increase reflected growth in sales volume and unusually low international construction receivables at December 31, 1994.

Finance Contracts Receivable:
     Finance contracts receivable increased $2.1 million to $7.7 million at December 31, 1995. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $55.5 million at December 31, 1995 as compared to $57.7 million at year-end 1994. (See "Sales of Finance Contracts Receivable" following.)

Capital Expenditures:
 ($ thousands)            1995     1994    1993    1992    1991

 Capital expenditures    $2,437   $2,505    $809  $1,473  $10,766
 Depreciation            $2,520   $2,692  $2,940  $3,093   $2,682


     The Company expended $2.4 million for property, plant, and equipment in 1995. The majority of 1995 expenditures were incurred to upgrade and maintain machinery and equipment, to enhance capability, to improve productivity, and to improve product quality. At December 31, 1995, Gehl had no significant outstanding commitments for capital items. The Company plans to make approximately $4.0 million in capital expenditures in 1996. The Company believes its present facilities are sufficient to provide adequate capacity for its operations in 1996.

Debt and Equity:

 ($ millions) - December 31    1995    1994     1993    1992     1991

 Total Debt                   $46.9    $54.9   $72.8    $97.7    $103.0
 Shareholders' Equity         $55.7    $46.3   $40.9    $40.4     $58.2

 % Total Debt to
   Total Capitalization       45.7%    54.2%   64.0%    70.7%     63.9%

     At December 31, 1995, shareholders' equity had increased $9.4 million to $55.7 million from $46.3 million a year earlier. By reducing its debt $8.0 million to $46.9 million, the Company lowered its capitalization ratio to 45.7% at December 31, 1995.

Borrowing Arrangements (See also Note 5 of Notes to Consolidated Financial Statements):
     Effective December 1, 1995, the Company and its primary lender amended their Amended and Restated Loan and Security Agreement (the "Facility"). The revised agreement extended the term of this revolving loan Facility through December 31, 1998, lowered interest rates, and modified other terms and conditions. Total borrowing capacity remains at $75 million under the Facility, subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable, and inventories. Under the terms of the Facility, the interest rate Gehl pays on loans denominated in U.S. dollars was lowered from .50% above the U.S. prime rate to 2.00% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). In Canada, where the Company may borrow up to $6.5 million, the interest rate was lowered to 2.50% above Canadian one-month bankers' acceptance rates ("BA Rate") from 1.5% above the Canadian prime rate. Under the Facility the base LIBOR and BA Rate are adjusted weekly. The Facility has a net worth covenant and a debt to equity covenant which were not changed. The Company continues to operate within the requirements of these covenants. At December 31, 1995, the Company had unused borrowing capacity of $27.4 million under the Facility, versus $19.2 million a year earlier. Management believes the Facility provides sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

     The Company also has outstanding $8.4 million of 9% industrial development bonds ("IDB") with a 2010 final maturity; repayments commence in 2005. The IDB agreement has a net worth covenant and a debt to equity covenant; the Company continues to be in compliance with these covenants.

Sales of Finance Contracts Receivable:
     The sale of finance contracts is an important component of the Company's overall liquidity. Gehl has arrangements with several financial institutions and financial service companies to sell, with recourse, its finance contracts receivable. The Company continues to service all contracts whether or not sold. At December 31, 1995, Gehl serviced $55.5 million of such contracts, of which $47.2 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $365,000 in 1995 as compared to $570,000 in 1994. As a percentage of outstanding serviced contracts, the loss ratios were .7% and 1.0% in 1995 and 1994, respectively.

     The Company incurred $534,000 of costs in selling $31.4 million of its finance contracts in 1995, as compared to $1.1 million of costs in selling $34.4 million of such contracts in 1994. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts. In 1995, the Company's cost of selling such contracts decreased $608,000 from 1994 due to reductions in: 1) the interest rates serving as the base for the sales of such contracts, and 2) the mark-ups above these interest rates negotiated with the various purchasers. The Company's costs of selling finance contracts were further offset by $142,000 of gains during 1995 on the sale of finance contracts made under several variable rate agreements entered into between June 1993 and February 1994. These gains were due to decreasing interest rates in the economy.

     Management believes the Company has sufficient capacity to meet its requirements to sell its finance contracts for the foreseeable future.

Contingencies:
     The Company has received notification from the City of West Bend, Wisconsin that it may have some financial responsibility for environmental remediation at a landfill site in West Bend. The amount of the Company's potential obligation, if any, is not presently determinable. (For additional information on this site, see Note 11 of Notes to Consolidated Financial Statements).

[Pages 14 through 23 of the Annual Report]

                         GEHL COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

  In Thousands, Except Share Data - December 31,        1995         1994

  Assets
  Cash                                               $  3,266     $  2,570

  Accounts receivable - net                            69,087       72,393

  Finance contracts receivable - net                    4,817        3,389
  Inventories                                          23,320       21,452

  Prepaid expenses and other assets                     1,676        2,817
                                                     ________     ________

    Total current assets                              102,166      102,621
                                                     ________     ________

  Property, plant and equipment - net                  20,315       20,433
  Finance contracts receivable - net, non-current       2,899        2,258

  Other assets                                          8,118        5,715
                                                     ________     ________

  Total assets                                       $133,498     $131,027
                                                     ========     ========



  Liabilities and Shareholders' Equity
  Current portion of long-term debt obligations      $    197     $    180

  Accounts payable                                     14,083       14,477
  Accrued liabilities                                  15,281       14,053
                                                     ________     ________

    Total current liabilities                          29,561       28,710
                                                     ________     ________

  Line of credit facility                              37,848       45,879

  Long-term debt obligations                            8,818        8,821

  Other long-term liabilities                           1,592        1,334
                                                     ________     ________

    Total long-term liabilities                        48,258       56,034
                                                     ________     ________

  Common stock, $.10 par value, 25,000,000 shares
    authorized, 6,216,765 and 6,169,523 shares
    outstanding at December 31, 1995 and 1994,
    respectively                                          622          617

  Preferred stock, $.10 par value, 2,000,000
    shares authorized, no shares issued                    --           --

  Capital in excess of par                             26,580       26,133

  Retained earnings                                    28,477       19,533

                                                     ________     ________
  Total shareholders' equity                           55,679       46,283
                                                     ________     ________

  Total liabilities and shareholders' equity         $133,498     $131,027
                                                     ========     ========
  Contingencies (Notes 2 and 11)

  The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

 In Thousands, Except Per Share Data -
   Year Ended December 31,                     1995        1994        1993

 Net sales                                 $153,452    $146,620    $137,218

   Cost of goods sold                       108,838     103,346      98,335
                                           ________    ________    ________

 Gross profit                                44,614      43,274      38,883
   Selling, general and administrative
     expenses                                31,001      30,313      31,544

                                           ________    ________    ________

 Income from operations                      13,613      12,961       7,339


   Interest expense                          (5,733)     (6,711)     (8,364)
   Interest income                            1,820       1,715       1,552

   Other income (expense), net                 (537)     (2,930)       (161)

                                           ________    ________    ________
 Income before income taxes                   9,163       5,035         366

   Provision for income taxes                   150         ---         125
                                           ________    ________    ________

 Net income                                $  9,013    $  5,035    $    241
                                           ========    ========    ========


 Net income per common share                $  1.44     $  .82      $   .04

                                           ========    ========    ========



 The accompanying notes are an integral
   part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 In Thousands                              Capital In
                                   Common  Excess of    Retained
                                   Stock      Par       Earnings       Total

 Balance at December 31, 1992     $588     $25,417      $14,400      $40,405


   Net income                       --          --          241          241

   Exercise of stock options         3         120           --          123
   Issuance of stock                 4         119           --          123

   Issuance of restricted stock
     grants and related
     amortization of unearned
     compensation - net             18         164           --          182
   Minimum liability adjustment     --          --         (179)        (179)

                                  ____     _______     ________     ________

 Balance at December 31, 1993      613      25,820       14,462       40,895


   Net income                       --          --        5,035        5,035
   Exercise of stock options         4         131           --          135

   Amortization of unearned
     compensation related to
     restricted stock grants        --         182           --          182

   Minimum liability adjustment     --          --           36           36
                                  ____     _______      _______      _______

 Balance at December 31, 1994      617      26,133       19,533       46,283

   Net income                       --          --        9,013        9,013
   Exercise of stock options         5         265           --          270

   Amortization of unearned
     compensation related to
     restricted stock grants        --         182           --          182

   Minimum liability adjustment     --          --          (69)         (69)
                                  ____     _______      _______      _______

 Balance at December 31, 1995     $622     $26,580      $28,477      $55,679
                                  ====     =======      =======      =======

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


 In Thousands - Year Ended
    December 31,                            1995        1994          1993
 Cash Flows from Operating Activities

 Net income                             $  9,013     $  5,035       $   241
 Adjustments to reconcile net income
   to net cash provided by
   operating activities:


   Depreciation and amortization           2,865        3,767         4,191

   (Gain) loss on sale of equipment          (13)           8            (5)
   Cost of sales of finance contracts        534        1,142           294

   Deferred income taxes                  (2,071)        (900)           --
   Proceeds from sales of finance
    contracts                             30,062       31,935        39,331

   Increase (decrease) in cash
    due to changes in:
     Restricted cash                          --           --         1,548

     Accounts receivable - net             3,306       12,576        16,212
     Finance contracts receivable -
      net                                (33,432)     (33,241)      (38,265)

     Inventories                          (1,868)         181         2,450
     Refundable income taxes                  --           --         2,422

     Prepaid expenses and other
      assets                                 231          155          (462)

     Other assets                            240          113          (164)

     Accounts payable                       (394)      (1,307)         (935)

     Accrued liabilities                   1,228           58          (745)
                                        ________     ________      ________
       Net cash provided by
        operating activities               9,701       19,522        26,113
                                        ________     ________      ________

 Cash Flows from Investing Activities
 Increase in unexpended
 plant construction fund                     (16)          (7)           (5)

 Proceeds from sale of equipment              47           42            28

 Property, plant and equipment
   additions                              (2,437)      (2,505)         (809)
 Decrease (increase) in
   other assets                              777        1,100          (998)

 Other                                       113          217           126
                                        ________     ________      ________

       Net cash (used for) investing
        activities                        (1,516)      (1,153)       (1,658)
                                        ________     ________      ________

 Cash Flows from Financing Activities
 Increase (decrease) in other
 long-term obligations                        14       (9,828)      (20,965)

 Repayment of
   revolving credit loans                 (8,031)      (8,100)       (3,903)

 Increase in other long-
   term liabilities                          258          536           113
 Proceeds from issuance of common
   stock                                     270          135           123

                                        ________     ________      ________
       Net cash (used for)
        financing activities              (7,489)     (17,257)      (24,632)
                                        ________     ________      ________

 Net increase (decrease) in cash             696        1,112          (177)

 Cash, beginning of year                   2,570        1,458         1,635
                                        ________     ________      ________

 Cash, end of year                      $  3,266     $  2,570      $  1,458
                                        ========     ========      ========

 The accompanying notes are an integral part of the financial statements.

                        GEHL COMPANY AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            DECEMBER 31, 1995

Note 1   Significant  Accounting Policies

Consolidation: Gehl Company is engaged in the manufacture and distribution of equipment and machinery for the construction market, and in the manufacture and distribution of farm equipment and machinery primarily for the dairy, livestock and poultry agricultural sector. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Hedlund Martin, Inc.; Gehl Power Products, Inc.; and Gehl International, Inc., a foreign sales corporation. All significant intercompany transactions and balances are eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Ultimate realization of assets and settlement of liabilities in the future could differ from those estimates. Revenue Recognition: Revenue is recorded upon the shipment of products to dealers and distributors; these dealers and distributors have no right of return, except as provided by law.

Accounts Receivable: The Company provides financing for its dealers in both the construction and agricultural markets. The financing agreements provide for, in certain instances, interest-free periods which generally range from 4 to 12 months.

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

Debt Issue Costs: Costs incurred in conjunction with incurrance of indebtedness are capitalized and subsequently amortized over the related periods of the obligations.

Foreign Currency Transactions: Foreign currency transaction gains and losses are included in the determination of income. Foreign currency gains (losses) were $107,000, $(181,000) and $(124,000) in 1995, 1994 and 1993, respectively.

Income Taxes: The Company follows the liability method in accounting for income taxes. The liability method provides that deferred tax assets and liabilities be recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The principal items that result in such differences are the recognition of sales on the installment method for income tax purposes, the recording of certain accruals for financial reporting purposes which are not deductible until paid, and the use of accelerated depreciation methods for income tax purposes.

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

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $1,363,000, $1,172,000 and $1,042,000 in 1995, 1994 and 1993, respectively.

Other Income (Expense): Other income (expense) is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, amortization of debt issue costs, and royalty and license income (expense).

Net Income Per Common Share: Net income per common share is computed by dividing net income by the weighted average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. The weighted average number of shares used in the computations was 6,252,235, 6,174,476 and 6,097,472 for 1995, 1994 and 1993,
respectively.

Note 2    Accounts Receivable and Finance Contracts Receivable

Accounts receivable and finance contracts receivable were comprised of the following (in thousands):


             December 31,                      1995        1994

             Accounts receivable            $73,092     $76,737

             Less allowances for:
               doubtful accounts               (752)       (639)

               returns and dealer
               discounts                     (3,253)     (3,705)
                                            _______     _______

                                            $69,087     $72,393
                                            =======     =======

             Finance contracts receivable   $ 9,056     $ 6,556

             Less: unearned interest           (773)       (405)
               allowance for doubtful
               accounts                        (567)       (504)
                                            _______     _______

                                              7,716       5,647

             Less: non-current portion       (2,899)     (2,258)
                                            _______     _______

               Current portion              $ 4,817     $ 3,389
                                            =======     =======

The Company maintains a reserve for discontinued products. The allowance for returns and dealer discounts contains $1.3 million and $1.6 million to reflect the anticipated costs of retailing such products in dealer inventory at December 31, 1995 and 1994, respectively.

The finance contracts receivable at December 31, 1995 have a weighted average interest rate of 9.1% which approximates fair value.

The Company has entered into various agreements with third parties to sell with recourse certain finance contracts receivable. The recourse provisions of certain of these agreements require that the Company provide additional collateral in the form of cash withheld at the time of sale. At December 31, 1995, $2.2 million of cash previously withheld by third party buyers was provided as additional collateral. The finance contracts require periodic installments of principal and interest over periods of up to 60 months; interest rates are based on market conditions. The Company has retained the servicing of these contracts which generally have maturities of 36 to 48 months. Amounts to cover potential losses on these sold receivables are included in the allowance for doubtful accounts.

The following summarizes the Company's sales of retail finance contracts receivable during 1995 and 1994 (in thousands):

                                               1995        1994

            Value of contracts sold
              - net of $4.3 million and
              $4.6 million, respectively,
              of unearned interest          $31,363      $34,437

            Cash received on sales of
              contracts                      30,062       31,935

            Cash withheld as additional
              collateral                        767        1,360
                                            _______      _______

            Cost of sales of finance
              contracts                     $   534      $ 1,142
                                            =======      =======
            Net receivables outstanding
              at December 31 relating
              to finance contracts sold     $47,178      $51,593
                                            =======      =======

The Company retains as collateral a security interest in the equipment associated with accounts receivable and finance contracts receivable. The Company also maintains certain levels of dealer recourse deposits as additional security associated with finance contracts receivable.

Note 3    Inventories
If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

             December 31,                    1995         1994

             Raw materials and supplies   $  4,151     $  3,711

             Work-in-process                 9,893       10,252

             Finished machines and
               parts                        28,149       24,346
                                          ________     ________
             Total current cost value       42,193       38,309

             Adjustment to LIFO basis      (18,873)     (16,857)
                                          ________     ________
                                          $ 23,320     $ 21,452
                                          ========     ========

The Company maintains a reserve for discontinued products. An inventory valuation adjustment of $625,000 and $800,000 was recorded to reflect the net realizable value of such products in inventory at December 31, 1995 and 1994, respectively.

Note 4 Property, Plant and Equipment - Net Property, plant and equipment consisted of the following (in thousands):

          December 31,                        1995          1994

          Land                             $  1,411       $  1,411

          Buildings                          17,344         16,800

          Machinery and equipment            27,014         25,675

          Autos and trucks                      418            461

          Office furniture and fixtures       7,459          7,216
                                          _________      _________
                                             53,646         51,563

          Less:  accumulated
            depreciation                    (33,331)       (31,130)
                                          _________      _________
          Property, plant and
            equipment - net                $ 20,315       $ 20,433
                                          =========      =========

Note 5   Debt Obligations
A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):

              December 31,                    1995        1994

              Line of credit facility      $37,848     $45,879

              9.0% industrial
                development bonds            8,400       8,400

              Other debt obligations           615         601
                                           _______     _______
                                            46,863      54,880

              Less: current portion           (197)       (180)
                                           _______     _______
              Long-term debt obligations   $46,666     $54,700
                                           =======     =======


Effective December 1, 1995, the Company's $75 million line of credit facility (the "Facility") was amended. Interest is paid monthly on outstanding borrowings under the amended Facility as follows: borrowings in Canadian denominated dollars up to a $6.5 million credit line are at 2.50% above Canadian one-month bankers' acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.0% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). Prior to the December 1, 1995 amendment, borrowings in Canadian denominated dollars were at 1.50% above the Canadian prime rate and the U.S. borrowings were at .5% above the U.S. prime rate. The term of the Facility was extended one additional year to December 31, 1998. Under the amended agreement, $25 million of the total $75 million Facility continues to be tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable. At December 31, 1995, the Company had unused borrowing capacity of approximately $27.4 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $506,000 until the first mandatory bond redemption period in 2003. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund and interest subsequently earned. Financial covenants related to the industrial development bonds require the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

Annual maturities of debt obligations are as follows (in thousands):

1996            $197
1997             138
1998          37,998
1999              93
2000              37
Later years    8,400
             -------
             $46,863

Interest paid on total debt obligations was $5.9 million, $6.9 million and $8.4 million in 1995, 1994 and 1993, respectively.

Note 6   Accrued Liabilities
Accrued liabilities were comprised of the following
(in thousands):

 December 31,                           1995              1994
                                        ----              ----
 Accrued salaries and wages             $ 3,033          $ 2,644

 Dealer recourse deposits                 2,222            2,192

 Accrued warranty costs                   1,815            1,872

 Accrued product liability costs          3,025            2,134

 Other                                    5,186            5,211
                                          -----            -----
                                        $15,281          $14,053
                                        =======          =======

Note 7   Income Taxes
The income tax provision (benefit) recorded for the years ended December 31, 1995, 1994 and 1993 consisted of the following (in thousands):

 December 31,     Federal  State and   Total
                            Foreign

 1995  Current   $ 2,303   $  150     $ 2,453

       Deferred   (2,303)       -      (2,303)
                 ________  ________   ________

       Total     $    -    $  150     $   150
                 ========  ========   ========


 1994  Current   $   900   $   78     $   978

       Deferred     (900)     (78)       (978)
                 ________  ________   ________
       Total     $    -    $    -     $     -
                 ========  ========   ========


 1993  Current   $    --   $   125    $   125

       Deferred       --        --         --
                 ________  ________   ________

       Total     $    --   $   125    $   125
                 ========  ========   ========

Deferred income taxes are recorded based on the difference between the tax bases of assets and liabilities and the carrying amounts for financial reporting purposes offset by net operating loss and credit carryforwards.

In 1995, 1994 and 1993, the Company was not required, under generally accepted accounting principles, to record a federal income tax provision due to the existence of net operating loss and credit carryforwards.

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):


 Year Ended December 31,          1995    1994     1993

 Federal statutory rate         34.0%    34.0%     34.0%

 Net operating loss utilized    (34.0)   (34.0)   (34.0)
 State income taxes, net of
   Federal income tax effect      1.6         -    26.5

 Other, net                          -        -     7.5
                                _______  _______  _______
                                  1.6%        -    34.0%
                                =======  =======  =======

The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

 December 31,                      1995       1994

 Deferred Tax Assets:

   Accrued expenses and reserves   $ 3,582    $ 2,983

   Asset valuation reserves          2,240      2,739

   Operating loss carryforwards      1,024      4,721

   Tax credit carryforwards          3,584      1,783

   Other                               197        280
                                  ________   ________
                                    10,627     12,506

   Valuation allowance              (2,649)    (5,687)
                                  ________   ________

     Deferred Tax Asset           $  7,978   $  6,819
                                  ========   ========

 Deferred Tax Liabilities:
   Installment sales               $ 2,718    $ 3,547

   Property, plant and equipment     1,222      1,309

   Prepaid pension asset               788        869

   Other                               278        194
                                  ________   ________
     Deferred Tax Liability        $ 5,006    $ 5,919
                                  ========   ========

During 1995, the Company recorded a deferred tax benefit of $2,303,000 based upon the estimated recoverability of its tax credit carryforwards as of December 31, 1995. During 1994, the Company recorded a deferred tax benefit of $900,000 based upon the estimated recoverability of its net operating loss carryforwards as of December 31, 1994. The Company recorded valuation allowances of $2.6 million and $5.7 million against deferred tax assets at December 31, 1995 and 1994, respectively.

Cash paid (received) related to income taxes during 1995, 1994 and 1993 was $3,012,000, $61,000 and $(2,520,000), respectively.

Note 8   Employee Retirement Plans
The Company maintains non-contributory defined benefit pension plans covering the majority of its employees. The benefits provided by certain of the plans are based on a defined monthly multiplier applied to the employee's length of service, with the remaining plans providing benefits based primarily on years of service and average compensation.

Net pension (income) expense includes the following components (in thousands):

 Year Ended December 31,        1995    1994      1993

 Service cost                 $  411   $  643   $  486

 Interest cost on projected
   benefit obligation          1,830    1,726    1,660

 Actual (return) loss on
   plan assets                (3,381)       4   (2,611)

 Net amortization and
   deferral                    1,018   (2,260)     301
                              _______  _______  _______
 Net periodic pension
   (income) expense           $ (122)  $  113   $ (164)
                              =======  =======  =======

The following schedule details (in thousands) the funded status of the plans.

                           1995      1994        1993

 Actuarial present value
 of benefit obligation:
   Vested                $21,982     $19,299      $20,567

   Nonvested               1,690       1,607        1,732
                         _______     _______      _______
 Accumulated benefit
   obligation             23,672      20,906       22,299

 Effect of projected
   salary increases        1,186       1,316        1,769
                         _______     _______      _______
 Total projected benefit
   obligation             24,858      22,222       24,068

 Plan assets at fair
   value                  23,670      21,754       23,152
                         _______     _______      _______
 Plan assets less than
   projected benefit
   obligation             (1,188)       (468)        (916)

 Unrecognized
   transitional asset     (1,093)     (1,579)      (2,015)

 Prior service cost not
   yet recognized in net
   periodic pension cost   1,094       1,190        1,265

 Unrecognized net loss     3,607       3,154        4,046
                         _______     _______      _______
 Prepaid pension asset   $ 2,420     $ 2,297      $ 2,380
                         =======     =======      =======

The projected benefit obligation was determined using assumed discount rates of 7.75% in 1995, 8.5% in 1994 and 7.5% in 1993, and assumed long-term rates of compensation increase of 4% in 1995, 1994 and 1993. The measurement dates used in the actuarial calculations were September 30 in 1995 and December 31 in 1994 and 1993. The annual long-term rate of return on plan assets was assumed to be 9.0% in 1995, 1994 and 1993. Plan assets consist principally of common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974.

In addition, the Company maintains an unfunded supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $954,000 and $841,000 at December 31, 1995 and 1994,
respectively, using a discount rate of 7.25% and 8.5%, respectively.

The Company maintains a savings and profit sharing plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees who have completed sixty (60) days of service with the Company. Effective July 1, 1995, the Company reinstated its policy of matching 25% of non-bargaining unit employee contributions to the plan not to exceed 6% of the employee's annual compensation. Vesting of Company contributions occurs at the rate of 20% per year. The contribution for the year ended December 31, 1995 approximated $58,000.

The Company maintains a defined contribution plan that covers substantially all employees not included under a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company has contributed approximately $212,000, $194,000 and $165,000 in connection with this plan for 1995, 1994 and 1993, respectively.

The Company only provides postretirement benefits to retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 165.

Net postretirement benefit expense included the following components (in thousands):

 Year Ended December 31,                            1995     1994      1993

 Service cost                                       $47      $49        $19

 Interest cost on projected benefit obligation      117      106         37

 Net amortization and deferral                       57       70         23
                                                   ----     ----        ---
 Net postretirement benefit expense                $221     $225        $79
                                                   ====     ====        ===

 The Company's postretirement benefit plans are not funded. The status of the Company's plans was as follows (in thousands):

 December 31,                                  1995         1994

 Actuarial present value of accumulated
 postretirement benefit obligation            $1,634      $1,355
 Unrecognized transitional obligation          (382)       (405)

 Unrecognized net loss                          (887)       (646)
                                              -------     -------
 Accrued postretirement benefit liability       $365        $304
                                              =======     =======

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at December 31, 1995 and 1994 was 12% decreasing to 6% over seven years. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1995 and 8.5% at December 31, 1994. A one point percentage increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $234,000 and would increase the net postretirement benefit expense by approximately $32,000.

Note 9   Shareholders' Equity
During April 1987, the Board of Directors of the Company adopted the 1987 Stock Option Plan as approved by the shareholders (the 1987 Plan ), which authorized the granting of options for up to 375,000 shares of the Company's common stock. In October 1989, the Company increased the number of shares issuable under the 1987 Plan to 530,000. The 1987 Plan provides that options be granted at an exercise price not less than fair market value on the date the options are granted and that the option period shall not be more than seven years after the grant date. The options vest ratably over a period not exceeding three years after the grant date.

Following is a summary of activity in the stock option plan for 1994 and 1995:



                                                Shares    Weighted
                                               Subject     Average
                                              to Option    Option
                                                            Price

            Outstanding, January 1, 1994      232,252        $ 6.14

              Granted                          58,500          6.25

              Exercised                       (37,080)         3.63

              Cancelled                       (12,753)         5.58
                                            _________        ______
            Outstanding, December 31, 1994    240,919         $6.58
                                            =========        ======

            Outstanding, January 1, 1995      240,919        $ 6.58

              Granted                         170,500          7.31

              Exercised                       (47,242)         5.71

              Cancelled                        (8,505)         5.94
                                            _________        ______

            Outstanding, December 31, 1995    355,672         $7.06
                                            =========        ======

            Exercisable, December 31, 1995    145,788         $6.95
                                            =========        ======

At December 31, 1995, a warrant to purchase 180,000 shares of the Company's common stock for $7 per share, subject to certain adjustments as provided in the warrant agreement, was outstanding to a former junior note holder. The warrant can be exercised at any time through March 5, 1998.

Note 10   Leases
The Company occupies certain warehouse facilities and uses certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $1,510,000, $1,606,000 and $2,093,000 in 1995, 1994 and 1993,
respectively.

The Company maintains non-cancellable operating leases for certain facilities and equipment. Future minimum lease payments under such leases at December 31, 1995, are as follows (in thousands):

1996         $958
1997          238
1998           98
1999           40
2000           20
           ------
Total      $1,354
           ======

Note 11   Contingencies
The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes, based on opinion of counsel, that final disposition of such litigation will not have a material impact on the Company's results of operations or financial position.

The Company has received notification from the City of West Bend, Wisconsin that it may have some financial responsibility with respect to the closure of a landfill site operated by the City of West Bend from the mid-1960's through 1984. The amount of the Company's potential obligation, if any, is not presently determinable. The City of West Bend is currently taking remedial action with respect to the landfill site.

Note 12   Segment Information
The Company manufactures and distributes products into two industry segments.

Gehl Construction is engaged in the manufacture and distribution of equipment and machinery for the construction market. As of December 31, 1995, 20% of the Company's accounts receivable were from customers in the construction market.

Gehl Agriculture is engaged in the manufacture and distribution of farm equipment and machinery for the dairy and livestock agricultural sector.
As of December 31, 1995, 80% of the Company's accounts receivable were from customers in the agricultural sector.

Unallocated assets are cash, deferred income taxes and other nonallocable assets.

Segments of business by industry are presented below (in thousands):


        Year Ended December 31,       1995        1994         1993

        Net Sales
        Construction              $ 64,381     $ 51,796     $ 43,287

        Agriculture                 89,071       94,824       93,931
                                  ________     ________     ________
          Consolidated            $153,452     $146,620     $137,218
                                  ========     ========     ========
        Income from
          Operations

        Construction              $ 13,164     $  8,542     $  1,830

        Agriculture                    449        4,419        5,509
                                  ________     ________     ________
          Consolidated            $ 13,613     $ 12,961     $  7,339
                                  ========     ========     ========
        Assets (Year-end)

        Construction              $ 29,999     $ 24,029     $ 26,952

        Agriculture                 91,612       97,730      109,989

        Unallocated                 11,887        9,268        7,339
                                  ________     ________     ________
          Consolidated            $133,498     $131,027     $144,280
                                  ========     ========     ========

        Depreciation/
          Amortization

        Construction              $    921     $  1,076     $  1,377

        Agriculture                  1,883        2,273        2,421

        Unallocated                     61          418          393
                                  ________     ________     ________
          Consolidated            $  2,865     $  3,767     $  4,191
                                  ========     ========     ========
        Capital Expenditures

        Construction              $    655     $  1,422     $     45

        Agriculture                  1,782        1,083          764
                                  ________     ________     ________
          Consolidated            $  2,437     $  2,505     $    809
                                  ========     ========     ========

Exports of U.S. produced products were approximately $28.0 million, $25.9 million and $28.1 million in 1995, 1994 and 1993, respectively.


Note 13   Quarterly Financial Data (Unaudited)

  In Thousands,
  Except Per        First      Second       Third       Fourth
  Share Data --    Quarter     Quarter     Quarter     Quarter       Total

  1995
  Net sales      $38,268      $42,730     $36,901     $35,553     $153,452

  Gross profit    10,680       12,697      10,726      10,511       44,614
  Net income       1,813        3,598       2,236       1,366        9,013

  Net income
  per common
  share <F1>         .29         .58         .36         .22         1.44


  1994

  Net sales      $34,242      $41,916     $37,592     $32,870     $146,620
  Gross profit     9,693       12,854      11,257       9,470       43,274

  Net income
  (loss)            (262)       1,755       2,511       1,031        5,035

  Net income
  (loss) per
  common share      (.04)        .28         .41         .17          .82

[FN]
<F1>
Due to the use of the weighted average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.
[/FN]

[Page 24 of the Annual Report]

                         GEHL COMPANY AND SUBSIDIARIES
                          FIVE-YEAR FINANCIAL SUMMARY


 Dollars in
 Thousands,
 Except Per
 Share Data      1995        1994         1993         1992         1991
 Summary of
 Operations

 Net sales   $153,452    $146,620     $137,218      $129,694     $127,290

 Gross profit  44,614      43,274       38,883        32,971       31,700

 Income (loss)
 from
 operations    13,613      12,961        7,339        (6,866)     (13,374)

 Interest
 expense        5,733       6,711        8,364        10,103        8,973

 Income (loss)
 before income
 taxes          9,163       5,035          366       (18,150)     (25,398)

 Net income
 (loss)         9,013       5,035          241       (17,900)     (19,284)<F1>

 Financial
 Position at
 December 31

 Current
 assets      $102,166    $102,621     $114,355      $138,193     $163,824

 Current
 liabilities   29,561      28,710       30,328       128,717       55,196

 Working
 capital       72,605      73,911       84,027         9,476      108,628

 Accounts
 receivable    69,087      72,393       84,969       101,181      112,561

 Finance
 contracts
 receivable     7,716       5,647        6,847         9,793       12,433

 Inventories   23,320      21,452       21,633        24,083       27,399

 Property,
 plant and
 equipment,
 net           20,315      20,433       20,088        22,242       23,852

 Total
 assets       133,498     131,027      144,280       170,225      199,701

 Long-term
 debt          46,666      54,700       72,259           418       86,043

 Total debt    46,863      54,880       72,808        97,676      102,958

 Shareholders'
 equity        55,679      46,283       40,895        40,405       58,217

 Common Share
 Summary
 Net income
 (loss) per
 share          $1.44        $.82         $.04        $(3.05)     $(3.29)<F1>

 Dividends per
 share             --          --           --            --         .08

 Book value per
 share           8.96        7.50         6.67          6.88        9.93

 Shares
 outstanding
 at year-end  6,216,765   6,169,523    6,132,443     5,875,110    5,865,110

 Other
 Financial
 Statistics

 Net cash
 provided by
 (used for)
 operating
 activities    $9,701     $19,522      $26,113         $(162)      $6,061

 Capital
 expenditures   2,437       2,505          809         1,473       10,766

 Depreciation   2,520       2,692        2,940         3,093        2,682

 Current ratio  3.5 to 1    3.6 to 1     3.8 to 1     1.1 to 1     3.0 to 1

 Percent total
 debt to total
 capitalization   45.7%       54.2%       64.0%        70.7%         63.9%

 Net income
 (loss) as a
 percent of net
 sales             5.9%        3.4%         .2%       (13.8%)      (15.1%)

 After-tax
 return on
 average
 shareholders'
 equity           17.7%       11.6%         .6%       (36.3%)      (28.3%)

 Employees at
 year-end          842         928          946         1,001        1,150

 Common stock
 price range
             9-5/8-6-1/4  8-1/2-5-3/8   7-3/8 - 3     6 - 2-1/4    9-3/4 - 3
[FN]
<F1>
Includes $2,325,000 ($.40 per share) extraordinary loss on extinguishment of debt, net of tax.
[/FN]


Investor Information


                           Price Range                      Dividends
                      1995            1994            1995            1994

 Stock Prices
 and Dividends

 First quarter   $7-5/8 - 6-1/4  $7-3/4 - 5-3/8  $ --            $ --

 Second quarter   9-3/8 - 6-7/8   6-3/4 - 5-1/2    --              --

 Third quarter    9 5/8 - 7-3/4   7     - 5-3/8    --              --

 Fourth quarter   8-1/4 - 6-5/8   8-1/2 - 5-1/2    --              --
                 ______________  ______________  ______________  ______________
   Year          $9-5/8 - 6-1/4  $8-1/2 - 5-3/8  $ --            $ --
                 ==============  ==============  ==============  =============

[Page 25 of the Annual Report]

Directors and Officers

Board of Directors
Fred M. Butler
President and Chief Executive Officer,
The Manitowoc Company (2)

John W. Findley
Retired Chairman, President, Chief Executive Officer and a Director, Findley Adhesives, Inc. (1,2)

John W. Gehl
Vice President, International (3)

William D. Gehl
President and Chief Executive Officer (3)

Arthur W. Nesbitt
Chairman of the Board, Gehl Company, and
President, Chief Executive Officer and a Director,
Nasco International (2,*3)

Roger E. Secrist
Retired Chairman and Chief Executive Officer,
ANGUS Chemical Company (*2,3)

John W. Splude
President and Chief Executive Officer,
HK Systems, Inc. (*1)

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

Michael J. Mulcahy
Vice President, Secretary and General Counsel

Richard J. Semler
Vice President, Data Systems

Kenneth P. Hahn
Corporate Controller


(*)  Chairman
(1)  Audit Committee
(2)  Compensation and Benefits Committee
(3)  Nominating Committee

Information of Interest

Annual Meeting
All shareholders are invited to attend our annual meeting which will be held on Thursday, April 25, 1996, at 3:00 p.m. at the Cedar Theatre, Cedar Lake Campus, 5595 Hwy Z, West Bend, Wisconsin.

Transfer Agent
Shareholders with a change of address or related needs should contact:
Firstar Trust Company
615 E. Michigan Street, 4th Floor
P.O. Box 2077
Milwaukee, Wisconsin 53201
800-637-7549

Stock Market Information
Gehl Company common stock is traded on The Nasdaq Stock MarketSM under the symbol GEHL. As of February 1, 1996, shareholders of record numbered 984. This number does not include shareholders who hold Gehl Company Stock in street name.

Independent Accountants
Price Waterhouse LLP
Milwaukee, Wisconsin

Investor Information
The Company is replacing Quarterly Reports to Shareholders with an automated "News on Demand Service". The Company will not be mailing out Quarterly Reports to Shareholders in the future. By calling 1-800-882-2786, you will be able to request from a directory maintained by the Company a faxed copy of financial and other types of information about the Company to be sent directly to you. You may also order for mailing to you Forms 10-K and 10-Q and other available information by calling the same toll-free number.

Additionally, copies of Gehl Company's Form 10-K for 1995, as well as other financial information about the Company, are available from:

Michael J. Mulcahy
Corporate Secretary
Gehl Company
143 Water Street
West Bend, Wisconsin 53095
414-334-9461

The Company anticipates making 1996 quarterly earnings announcements:
First Quarter:            Week ending, April 19, 1996
Second Quarter:           Week ending, July 19, 1996
Third Quarter:            Week ending, October 18, 1996
Fourth Quarter:           Week ending, February 21, 1997