Form 10-K405, Exhibit 13
period 1996-12-31
GEHL CO
filed 1997-02-27
CIK 856386

[Page 9 of the Annual Report]

Reports of Management and Independent Accountants

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


     William D. Gehl
     Chairman of the Board of Directors,
     President and Chief Executive Officer


     Kenneth P. Hahn
     Vice President, Finance and Treasurer

     Report of Independent Accountants
     PRICE WATERHOUSE LLP

To the Board of Directors and Shareholders of Gehl Company

     In our opinion, the statements appearing on pages 14 through 23 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Milwaukee, Wisconsin
February 10, 1997

[Pages 10 through 13 of the Annual Report]

Management's Discussion and Analysis

Overview
     The Company's net income in 1996 was $9.6 million, or $1.54 per share, a 6% increase from $9.0 million, or $1.44 per share, earned in 1995. Net sales in 1996 increased 4% to $159.7 million from $153.5 million in 1995. Gehl Construction 1996 net sales increased 10% to $70.8 million, while Gehl Agriculture 1996 net sales decreased .3% to $88.9 million. Gehl Construction comprised 44% of Company net sales in 1996 versus 42% in 1995 and 35% in 1994. Gehl Agriculture's sales were 56% of Company net sales in 1996, down from 58% in 1995.

     Operating profit in 1996 increased 14% to $15.5 million. Gehl Construction accounted for $12.9 million of the operating profit, while Gehl Agriculture contributed the balance of $2.6 million. Interest expense in 1996 declined $2.3 million, or 40%, to $3.4 million. Other expense, consisting primarily of the costs of selling finance contracts receivable, which was $537,000 in 1995, increased in 1996 to $1,152,000.

     The Company continued to reduce its Gehl Agriculture accounts receivable in 1996, from $55.0 million at December 31, 1995 to $43.3 million at December 31, 1996. Cash flow provided by operating activities was $31.8 million, as compared with $9.7 million in 1995. Cash flow generated in 1996 was used in part to reduce debt by $27.5 million to $19.4 million at December 31, 1996. The Company has reduced its debt by $78.3 million during the last four years. The Company's ratio of debt to total capital was 23.0% at December 31, 1996, as compared with 45.7% and 54.2% at December 31, 1995 and 1994, respectively.


Results of Operations
 1996 vs. 1995

 Net Sales
 ($ millions)         1996     1995     1994     1993     1992

 Gehl Construction    $70.8    $64.4    $51.8    $43.3    $38.5

 Gehl Agriculture      88.9     89.1     94.8     93.9     91.2
                     -------   ------  -------  -------  -------

      Total          $159.7   $153.5   $146.6   $137.2   $129.7
 (% of total)

 Gehl Construction     44.4%    42.0%    35.3%    31.5%    29.7%
 Gehl Agriculture      55.6%    58.0%    64.7%    68.5%    70.3%

     Net sales for 1996 of $159.7 million were 4% greater than the $153.5 million of net sales in 1995. Gehl Construction net sales in 1996 were $70.8 million, 10% higher than sales of $64.4 million in 1995. The increase from 1995 levels was a result of increased demand for rough-terrain telescopic forklifts and skid loaders due to the favorable construction climate which prevailed in the United States.

     Gehl Agriculture net sales in 1996 decreased .3% to $88.9 million from $89.1 million in 1995. The decrease was due in part to the introduction of only one redesigned product line in 1996 contrasted to two such introductions during 1995. The decrease was also due in part to approximately $1.3 million of shipments, during 1995, of products which have since been discontinued. Partially offsetting these shipment reductions was an increase in shipments of forage harvesters and skid loaders in 1996.

     Gross Profit: 1996 gross profit of $47.8 million was 7% higher than 1995's $44.6 million. Gross profit as a percent of net sales increased in 1996 to 29.9% from 29.1% in 1995. The increase was the result of higher sales volume, the shift in product mix of sales toward Gehl Construction products and the favorable impact associated with a liquidation of LIFO inventory quantities (See Note 3 of Notes to Consolidated Financial Statements).

     Gehl Construction's gross profit as a percent of net sales for 1996 remained consistent, at 32.2%, with 1995 percent levels.

     Gehl Agriculture's 1996 gross profit as a percent of net sales increased to 28.1% from 26.8% in 1995. This increase was due primarily to: 1) the favorable impact associated with a liquidation of LIFO inventory quantities;
2) the impact of favorable material purchase prices, especially steel, during 1996; and 3) the impact of a change in the mix of products shipped in 1996 versus products shipped in 1995.

     Selling, General and Administrative Expenses: Selling, general and administrative expenses increased $1.2 million, or 4%, to $32.2 million in 1996 as compared with $31.0 million in 1995. As a percent of sales, however, selling, general and administrative expenses in 1996 remained consistent, at 20.2%, with 1995 percent levels. The increased expenses in 1996 resulted primarily from increased investments in research and development costs and increased selling expenses.

 Income (Loss) from Operations

 ($ millions)        1996   1995     1994    1993    1992

 Gehl Construction  $12.9   $13.2    $8.6    $1.8   $(2.5)

 Gehl Agriculture     2.6      .4     4.4     5.5    (4.4)
                     -----  ------  ------  ------  ------
      Total         $15.5   $13.6   $13.0    $7.3   $(6.9)

     Due primarily to higher net sales combined with improved gross profit, income from operations in 1996 increased 14% from 1995 to $15.5 million. Gehl Construction income from operations decreased 2% in 1996 to $12.9 million from $13.2 million in 1995. Increased investments in research, development and selling costs offset the impacts of increased Gehl Construction sales volumes. Income from operations in Gehl Agriculture increased to $2.6 million in 1996 from $449,000 in 1995, due in part to the favorable impact associated with a liquidation of LIFO inventory quantities in 1996. The remainder of the improvement results from favorable material purchase prices and reduced operating expenses.

     Interest Expense: Interest expense decreased $2.3 million, or 40%, to $3.4 million in 1996. During the last four years, interest expense has declined $6.7 million, or 66%, from 1992's $10.1 million peak. Reductions in interest-bearing debt from $97.7 million at the end of 1992 to $19.4 million at December 31, 1996 and lower borrowing rates have resulted in the significant reduction in the Company's interest expense. The average rate of interest paid by the Company in 1996 was 8.2% compared to 9.8% in 1995. The rate decrease was due to the impact of a reduced interest rate structure negotiated by the Company with the December 1, 1995 amendment to its line of credit facility.

     Other Income (Expense), Net: Other expense increased $615,000 in 1996 to $1,152,000 from $537,000 in 1995. The increase in expense was due primarily to an increase of $673,000 associated with the costs of selling finance contracts receivable to third parties in 1996 compared with 1995. The increase in the costs of such sales was the result of selling approximately $7.4 million more contracts in 1996 than in 1995 combined with lower weighted average yields on such finance contracts sold due to lower financing rates offered to the Company's retail customers.

     Provision for Income Taxes: The Company's effective income tax rate was 23.4% for 1996. Under generally accepted accounting principles, the Company was not required to record a federal income tax provision related to its 1995 pre-tax income due to the existence of net operating loss and tax credit carryforwards. The $150,000 provision for taxes made in 1995 related primarily to state tax requirements. The Company has utilized, in years prior to 1996, substantially all of its federal net operating loss carryforwards.
In years subsequent to 1996, the Company expects to provide for federal income taxes at rates approximating statutory rates.

     Net Income: Net income in 1996 of $9.6 million was 6% higher than 1995's $9.0 million net income. 1996 earnings per common share of $1.54 compares to earnings of $1.44 per share in 1995. No dividends were declared in 1996 on the Company's common stock.

1995 vs. 1994
     Net Sales: Net sales for 1995 of $153.5 million were 5% greater than the $146.6 million of net sales in 1994. Gehl Construction net sales in 1995 were $64.4 million, 24% higher than sales of $51.8 million in 1994. The increase from 1994 levels was primarily due to increased shipments of rough-terrain telescopic forklifts and skid loaders, the latter both domestically and internationally. Continued strong demand in the Company's residential and non-residential construction markets and ongoing general construction activity propelled the sales growth.

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

     Selling, General and Administrative Expenses: Selling, general and administrative expenses increased $688,000, or 2%, to $31.0 million in 1995 as compared to expenses of $30.3 million in 1994. As a percent of sales, however, selling, general and administrative expenses decreased to 20.2% in 1995 from 20.7% in 1994. The increased expenses in 1995 resulted primarily from higher agricultural equipment sales promotion costs which were incurred to stimulate market demand, partially offset by lower product liability expenses.

     Income from Operations: Due primarily to higher net sales, income from operations in 1995 increased 5% from 1994 to $13.6 million. Gehl Construction income from operations increased 54% in 1995 to $13.2 million from $8.6 million in 1994. Increased sales volume and higher gross profit margin were the major factors for the improvement. Income from operations in Gehl Agriculture fell from $4.4 million in 1994, including a $2.6 million charge to operations for discontinued products, to $449,000 in 1995. The decrease was primarily due to lower sales volume and to reduced gross profit margin.

     Interest Expense: Interest expense decreased $978,000, or 15%, to $5.7 million in 1995. Reductions in interest-bearing debt and lower interest rate mark-ups negotiated with the Company's primary lender and implemented in October 1994, resulted in the significant reduction in the Company's interest expense. Despite the lower interest rate mark-ups, the average rate of interest paid by the Company in 1995 was 9.8% compared to 9.6% in 1994, due to the prime rate, upon which the Company's interest rates were based, averaging approximately 8.8% in 1995 versus 7.1% in 1994.

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


Liquidity and Capital Resources

     Working Capital: The Company's working capital decreased 25% to $57.6 million at December 31, 1996 from $77.0 million twelve months earlier primarily due to reductions in accounts receivable and inventory levels. The Company's current ratio at December 31, 1996 decreased to 2.8 to 1 from 3.6 to 1 at the same time a year ago. Cash on hand at December 31, 1996 was $4.2 million as compared to $3.3 million a year earlier.

     Cash Flow Provided by (Used for) Operating Activities:
 ($ in thousands)    1996      1995       1994      1993      1992

 Cash flow        $31,795    $9,701   $19,522   $26,113     $(162)

     In 1996 cash flow provided by operating activities was $31.8 million as compared to $9.7 million in 1995. Net income before depreciation and amortization, accounts receivable reductions and inventory reductions were primarily responsible for the positive cash flow. The increase from 1995 was due to higher cash flow provided by reductions in accounts receivable and plant inventories in 1996 as compared with 1995. The larger reduction in accounts receivable was primarily due to retail sales of equipment from Gehl agricultural dealers to their customers exceeding shipments of equipment from the Company to its dealers, in 1996, by amounts greater than in 1995. The inventory reduction in 1996 was the result of planned, lower levels of finished goods inventory at December 31, 1996 than at the same time in 1995. The 1996 cash flow was used primarily to repay $27.5 million of debt.

     Accounts Receivable: The Company's net accounts receivable decreased $14.0 million, or 20%, from $69.1 million at December 31, 1995 to $55.1 million at December 31, 1996. During the past four years, the Company has reduced its accounts receivable by approximately $46 million, or 46%, from $101.2 million at December 31, 1992. Gehl Agriculture accounts receivable at year-end 1996 decreased $11.7 million from a year earlier, while Gehl Construction accounts receivable decreased $2.3 million over the same period.

     Finance Contracts Receivable: Finance contracts receivable increased $445,000 to $8.2 million at December 31, 1996. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $61.7 million at December 31, 1996 as compared to $55.5 million at year-end 1995. (See Sales of Finance Contracts Receivable following.)


Capital Expenditures:
                         1996      1995      1994      1993      1992
($ thousands)
Capital expenditures     $3,837    $2,437    $2,505    $  809    $1,473
Depreciation             $2,438    $2,520    $2,692    $2,940    $3,093

     The Company expended $3.8 million for property, plant and equipment in 1996. The majority of 1996 expenditures were incurred to upgrade and maintain machinery and equipment, to enhance capability, to improve productivity and to improve product quality. Other than expenditures related to the plant expansions as described below, the Company had no significant outstanding commitments for capital items at December 31, 1996. The Company plans to make approximately $8.0 million in capital expenditures in 1997, including $4.0 million to expand its two South Dakota manufacturing facilities and add equipment necessary to increase production levels of skid loaders, rough-terrain telescopic forklifts and paving products. The Company believes its present facilities, with these expansion projects, will be sufficient to provide adequate capacity for its operations in 1997.


Debt and Equity:
December 31,             1996      1995      1994      1993      1992
($ millions)

Total Debt               $19.4     $46.9     $54.9     $72.8     $97.7

Shareholders' Equity     $64.8     $55.7     $46.3     $40.9     $40.4

% Total Debt to
   Total Capitalization  23.0%     45.7%     54.2%     64.0%     70.7%

     At December 31, 1996, shareholders' equity had increased $9.1 million to $64.8 million from $55.7 million a year earlier. By reducing its debt $27.5 million to $19.4 million, the Company lowered its capitalization ratio to 23.0% at December 31, 1996.

     Borrowing Arrangements (See also Note 5 of Notes to Consolidated Financial Statements): The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 1998, and is subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable and inventories. Under the terms of the Facility, the interest rate paid on loans denominated in U.S. dollars is 2.00% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). In Canada, where the Company may borrow up to $6.5 million, the interest rate is 2.50% above Canadian one-month bankers' acceptance rates ("BA Rate"). Under the Facility the base LIBOR and BA Rate are adjusted weekly. At December 31, 1996, the Company had unused borrowing capacity of $45.4 million under the Facility, versus $27.4 million a year earlier. Management believes the Facility provides sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

     The Company also has outstanding $8.4 million of 9% industrial development bonds ("IDB") with a 2010 final maturity; repayments commence in 2005.

     Sales of Finance Contracts Receivable: The sale of finance contracts is an important component of the Company's overall liquidity. The Company has arrangements with several financial institutions and financial service companies to sell, with recourse, its finance contracts receivable. The Company continues to service all contracts whether or not sold. At December 31, 1996, the Company serviced $61.7 million of such contracts, of which $53.0 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $252,000 in 1996 as compared to $365,000 in 1995. As a percentage of outstanding serviced contracts, the loss ratios were .4% and .7% in 1996 and 1995, respectively.

     The Company incurred $1.2 million of costs in selling $38.8 million of its finance contracts in 1996, as compared to $534,000 of costs in selling $31.4 million of such contracts in 1995. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts. In 1996, the Company's cost of selling such contracts increased $674,000 from 1995 due to: 1) selling approximately $7.4 million more of such contracts in 1996 than in 1995; and 2) the lower average interest rate on contracts sold in 1996, versus 1995, due to lower rates offered to retail customers.

     Management believes the Company has sufficient capacity to meet its requirements to sell its finance contracts for the foreseeable future.

[Pages 14 through 23 of the Annual Report]

                             GEHL COMPANY AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS

 In Thousands, Except Share Data - December 31,        1996          1995

 Assets
 Cash                                               $  4,208      $  3,266

 Accounts receivable - net                            55,141        69,087

 Finance contracts receivable - net                    5,098         4,817

 Inventories                                          18,642        23,320

 Prepaid income taxes                                  5,035         4,397

 Prepaid expenses and other assets                     1,624         1,676
                                                    ________      ________

   Total current assets                               89,748       106,563
                                                    ________      ________

 Property, plant and equipment - net                  21,678        20,315

 Finance contracts receivable - net, non-current       3,063         2,899

 Other assets                                          5,636         5,146
                                                    ________      ________

 Total assets                                       $120,125      $134,923
                                                    ========      ========


 Liabilities and Shareholders' Equity

 Current portion of long-term debt obligations      $    178      $    197

 Accounts payable                                     14,384        14,083

 Accrued liabilities                                  17,574        15,281
                                                    ________      ________

   Total current liabilities                          32,136        29,561
                                                    ________      ________

 Line of credit facility                              10,454        37,848

 Long-term debt obligations                            8,740         8,818

 Deferred income taxes                                 2,369         1,425

 Other long-term liabilities                           1,594         1,592
                                                    ________      ________

   Total long-term liabilities                        23,157        49,683
                                                    ________      ________


 Common stock, $.10 par value, 25,000,000 shares
   authorized, 6,158,720 and 6,216,765 shares
   outstanding at December 31, 1996 and 1995,
   respectively                                          616           622

 Preferred stock, $.10 par value, 2,000,000               --            --
   shares authorized, no shares issued

 Capital in excess of par                             26,155        26,580

 Retained earnings                                    38,061        28,477
                                                    ________      ________

 Total shareholders' equity                           64,832        55,679
                                                    ________      ________

 Total liabilities and shareholders' equity         $120,125      $134,923
                                                    ========      ========

 Contingencies (Notes 2 and 11)

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

 In Thousands, Except Per Share Data -
   Year Ended December 31,                     1996        1995        1994

 Net sales                                 $159,662    $153,452    $146,620

   Cost of goods sold                       111,902     108,838     103,346

                                           ________    ________    ________

 Gross profit                                47,760      44,614      43,274

   Selling, general and administrative
     expenses                                32,213      31,001      30,313
                                           ________    ________    ________

 Income from operations                      15,547      13,613      12,961

   Interest expense                          (3,443)     (5,733)     (6,711)

   Interest income                            1,542       1,820       1,715

   Other income (expense), net               (1,152)       (537)     (2,930)
                                           ________    ________    ________

 Income before income taxes                  12,494       9,163       5,035

   Provision for income taxes                 2,929         150         ---
                                           ________    ________    ________

 Net income                                 $ 9,565    $  9,013    $  5,035
                                           ========    ========    ========

 Net income per common share                $  1.54     $  1.44     $  .82
                                           ========    ========    ========


 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           Capital In
                                   Common  Excess of    Retained
 In Thousands                      Stock      Par       Earnings       Total

 Balance at December 31, 1993     $613     $25,820      $14,462      $40,895


   Net income                       --          --        5,035        5,035

   Exercise of stock options         4         131           --          135

   Amortization of unearned
     compensation related to
     restricted stock grants        --         182           --          182

   Minimum liability adjustment     --          --           36           36
                                  ____     _______     ________     ________

 Balance at December 31, 1994      617      26,133       19,533       46,283

   Net income                       --          --        9,013        9,013

   Exercise of stock options         5         265           --          270

   Amortization of unearned
     compensation related to
     restricted stock grants        --         182           --          182

   Minimum liability adjustment     --          --          (69)         (69)
                                  ____     _______      _______      _______

 Balance at December 31, 1995      622      26,580       28,477       55,679

   Net income                       --          --        9,565        9,565

   Exercise of stock options         2         102           --          104

   Treasury stock
    purchase/cancellation           (8)       (527)          --         (535)

   Minimum liability adjustment     --          --           19           19
                                  ____     _______      _______      _______

 Balance at December 31, 1996     $616     $26,155      $38,061      $64,832
                                  ====     =======      =======      =======

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


 In Thousands - Year Ended
    December 31,                            1996        1995          1994

 Cash Flows from Operating Activities

 Net income                             $  9,565     $  9,013      $  5,035

 Adjustments to reconcile net income
   to net cash provided by
   operating activities:

   Depreciation and amortization           2,576        2,865         3,767

   (Gain) loss on sale of equipment           10          (13)            8

   Cost of sales of finance contracts      1,208          534         1,142

   Deferred income taxes                     306       (2,071)         (900)

   Proceeds from sales of finance
    contracts                             36,824       30,062        31,935

   Increase (decrease) in cash
    due to changes in:

     Accounts receivable - net            13,946        3,306        12,576

     Finance contracts receivable -
      net                                (39,248)     (33,432)      (33,241)

     Inventories                           4,678       (1,868)          181

     Prepaid expenses and other
      assets                                (288)         231           155

     Other assets                            (14)         240           113

     Accounts payable                        301         (394)       (1,307)

     Accrued liabilities                   1,931        1,228            58
                                        ________     ________      ________
       Net cash provided by
        operating activities              31,795        9,701        19,522
                                        ________     ________      ________

 Cash Flows from Investing Activities

 Increase in unexpended
   plant construction fund                   (10)         (16)           (7)

 Proceeds from sale of equipment              26           47            42

 Property, plant and equipment
   additions                              (3,837)      (2,437)       (2,505)

 Decrease in other assets                    869          777         1,100

 Other                                        19          113           217
                                        ________     ________      ________
 Net cash (used for) investing
        activities                        (2,933)      (1,516)       (1,153)
                                        ________     ________      ________


 Cash Flows from Financing Activities
 (Decrease)increase in other
   long-term obligations                     (97)          14        (9,828)

 Repayment of
   revolving credit loans                (27,394)      (8,031)       (8,100)

 Increase in other long-
   term liabilities                            2          258           536

 Proceeds from issuance of common
   stock                                     104          270           135

 Treasury stock purchase                    (535)          --            --

                                        ________     ________      ________
       Net cash (used for)
        financing activities             (27,920)      (7,489)      (17,257)
                                        ________     ________      ________

 Net increase in cash                        942          696         1,112

 Cash, beginning of year                   3,266        2,570         1,458
                                        ________     ________      ________

 Cash, end of year                      $  4,208     $  3,266      $  2,570
                                        ========     ========      ========

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

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

     Foreign Currency Transactions: Foreign currency transaction gains and losses are included in the determination of income. Foreign currency gains (losses) were $24,000, $107,000 and $(181,000) in 1996, 1995 and 1994,
respectively.

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

     Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $2,227,000, $1,363,000 and $1,172,000 in 1996, 1995 and 1994, respectively.

     Other Income (Expense): Other income (expense) is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, amortization of debt issue costs, and royalty and license income (expense).

     Net Income Per Common Share: Net income per common share is computed by dividing net income by the weighted average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. The weighted average number of shares used in the computations was 6,227,479, 6,252,235 and 6,174,476 for 1996, 1995 and 1994,
respectively.

     Reclassifications: Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

Note 2 -Accounts Receivable and Finance Contracts Receivable

     Accounts receivable and finance contracts receivable were comprised of the following (in thousands):


 December 31,                      1996        1995

 Accounts receivable            $58,356      $73,092

 Less allowances for:
   doubtful accounts               (561)        (752)

   returns and dealer
   discounts                     (2,654)      (3,253)
                                _______      _______

                                $55,141      $69,087
                                =======      =======

 Finance contracts receivable   $ 9,294      $ 9,056

 Less: unearned interest           (542)        (773)

   allowance for doubtful
   accounts                        (591)        (567)
                                _______      _______

                                  8,161        7,716

 Less: non-current portion       (3,063)      (2,899)
                                _______      _______

   Current portion              $ 5,098      $ 4,817
                                =======      =======


     The Company maintains a reserve for discontinued products. The allowance for returns and dealer discounts contains $775,000 and $1,335,000 to reflect the anticipated costs of retailing such products in dealer inventory at December 31, 1996 and 1995, respectively.

     The finance contracts receivable at December 31, 1996 have a weighted average interest rate of approximately 8%.

     The Company has entered into various agreements with third parties to sell with recourse certain finance contracts receivable. The recourse provisions of certain of these agreements require that the Company provide additional collateral in the form of cash withheld at the time of sale. At December 31, 1996, $1.6 million of cash previously withheld by third party buyers was provided as additional collateral. The finance contracts require periodic installments of principal and interest over periods of up to 60 months; interest rates are based on market conditions. The Company has retained the servicing of these contracts which generally have maturities of 36 to 48 months. Amounts to cover potential losses on these sold receivables are included in the allowance for doubtful accounts.

     The following summarizes the Company's sales of retail finance contracts receivable during 1996 and 1995 (in thousands):


                                    1996        1995

 Value of contracts sold
   - net of $4.4 million and
   $4.3 million, respectively,
   of unearned interest          $38,804      $31,363

 Cash received on sales of
   contracts                      36,824       30,062

 Cash withheld as additional
   collateral                        772          767
                                 _______      _______

 Cost of sales of finance
   contracts                     $ 1,208      $   534
                                 =======      =======
 Net receivables outstanding
   at December 31 relating
   to finance contracts sold     $52,971      $47,178
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


     Note 3 - Inventories

     If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

 December 31,                    1996          1995

 Raw materials and supplies   $  3,547      $  4,151

 Work-in-process                 9,120         9,893

 Finished machines and parts    24,770        28,149
                               ________      ________

Total current cost value        37,437        42,193

 Adjustment to LIFO basis      (18,795)      (18,873)
                              ________      ________

                              $ 18,642      $ 23,320
                              ========      ========

     During 1996, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 1996 purchases, the effect of which decreased cost of goods sold by approximately $1 million.


Note 4 - Property, Plant and Equipment - Net
     Property, plant and equipment consisted of the following (in thousands):

 December 31,                        1996          1995

 Land                             $  1,411       $  1,411

 Buildings                          18,551         17,344

 Machinery and equipment            28,972         27,014

 Autos and trucks                      410            418

 Office furniture and fixtures       7,727          7,459
                                 _________      _________
                                    57,071         53,646

 Less:  accumulated
   depreciation                    (35,393)       (33,331)
                                 _________      _________
 Property, plant and
   equipment - net                $ 21,678       $ 20,315
                                 =========      =========

Note 5 - Debt Obligations

     A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):


 December 31,                    1996        1995

 Line of credit facility      $10,454      $37,848

 9.0% industrial
   development bonds            8,400        8,400

 Other debt obligations           518          615
                              _______      _______

                               19,372       46,863

 Less: current portion           (178)        (197)
                              _______      _______

 Long-term debt obligations   $19,194      $46,666
                              =======      =======

     The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 1998. Interest is paid monthly on outstanding borrowings under the Facility as follows: borrowings in Canadian denominated dollars up to a $6.5 million credit line are at 2.5% above Canadian one-month bankers' acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.0% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). Under the Facility, $25 million is tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable. At December 31, 1996, the Company had unused borrowing capacity of approximately $45.4 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

     The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $518,000 until the first mandatory bond redemption period in 2003. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund and interest subsequently earned. Financial covenants related to the industrial development bonds require the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

Annual maturities of debt obligations are as follows (in thousands):
 1997            $   178

 1998             10,648

 1999                109

 2000                 37

 2001                  -

 Later years       8,400
                ________

                 $19,372
                ========

     Interest paid on total debt obligations was $3.6 million, $5.9 million and $6.9 million in 1996, 1995 and 1994, respectively.


Note 6 - Accrued Liabilities

     Accrued liabilities were comprised of the following (in thousands):

 December 31,                           1996              1995

 Accrued salaries and wages             $ 4,132          $ 3,033

 Dealer recourse deposits                 2,308            2,222

 Accrued warranty costs                   2,290            1,815

 Accrued product liability costs          3,870            3,025

 Other                                    4,974            5,186
                                        _______          _______
                                        $17,574          $15,281
                                        =======          =======

Note 7 - Income Taxes

     The income tax provision (benefit) recorded for the years ended December 31, 1996, 1995 and 1994 consisted of the following (in thousands):


 Year Ended                State and
 December 31,     Federal   Foreign    Total

 1996  Current   $ 2,548   $  75      $ 2,623

       Deferred      306        -         306
                 ________  ________   ________

       Total     $ 2,854   $  75      $ 2,929

                 ========  ========   ========

 1995  Current   $ 2,303   $  150     $ 2,453

       Deferred   (2,303)       -      (2,303)
                 ________  ________   ________

       Total     $    -    $  150     $   150

                 ========  ========   ========

 1994  Current   $   900   $   78     $   978

       Deferred     (900)     (78)       (978)
                 ________  ________   ________

       Total     $    -    $    -     $     -
                 ========  ========   ========

     A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):


 Year Ended December 31,          1996    1995     1994

 Federal statutory rate          34.0%    34.0%    34.0%

 Minimum tax credits utilized   (10.5)      -        -

 Net operating loss utilized       -     (34.0)   (34.0)

 State income taxes, net of
   Federal income tax effect       .5      1.6         -

 Other, net                       (.6)        -        -
                                _______  _______  _______

                                 23.4%     1.6%        -

                                =======  =======  =======

     The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

 December 31,                           1996            1995

   Accrued expenses and reserves        $4,297          $3,582

   Asset valuation reserves              1,643           2,240

   Operating loss carryforwards            925           1,024

   Tax credit carryforwards              1,615           3,584

   Installment sales                    (2,118)         (2,718)

   Property, plant and equipment        (1,230)         (1,222)

   Other, net                           (1,231)           (869)

   Valuation allowance                  (1,235)         (2,649)
                                        ______          ______

    Net deferred tax asset              $2,666          $2,972
                                        ======          ======

 The net asset is included in the consolidated balance sheet in the following captions (in thousands):

 December 31,                           1996            1995

   Prepaid income taxes                 $5,035          $4,397

   Deferred income taxes                (2,369)         (1,425)
                                        ______          ______

                                        $2,666          $2,972
                                        ======          ======


     At December 31, 1996, the Company had state net operating loss carryforwards of $17.5 million and had alternative minimum tax credit carryforwards of $1.3 million which do not expire. The carryforwards will be available for the reduction of future income tax liabilities; a valuation allowance has been recorded against certain of these carryforwards for which utilization is uncertain.

     Cash paid related to income taxes during 1996, 1995 and 1994 was $2,607,000, $3,012,000 and $61,000, respectively.

Note 8 - Employee Retirement Plans

     The Company maintains non-contributory defined benefit pension plans covering the majority of its employees. The benefits provided by certain of the plans are based on a defined monthly multiplier applied to the employee's length of service, with the remaining plans providing benefits based primarily on years of service and average compensation.

     Net pension (income) expense includes the following components (in thousands):

 Year Ended December 31,        1996    1995      1994

 Service cost                 $  483   $  411   $  643

 Interest cost on projected
   benefit obligation          1,808    1,830    1,726

 Actual (return) loss on
   plan assets                (1,830)  (3,381)       4

 Net amortization and
   deferral                     (475)   1,018   (2,260)
                              _______  _______  _______
 Net periodic pension
   (income) expense           $  (14)  $ (122)  $  113
                              =======  =======  =======

     The following schedule details (in thousands) the funded status of the plans.
                           1996     1995       1994

 Actuarial present value
 of benefit obligation:
   Vested               $21,866    $21,982     $19,299

   Nonvested              1,570      1,690       1,607
                        _______    _______     _______

 Accumulated benefit
   obligation            23,436     23,672      20,906

 Effect of projected
   salary increases       1,103      1,186       1,316
                        _______    _______     _______

 Total projected benefit
   obligation            24,539     24,858      22,222

 Plan assets at fair
   value                 25,277     23,670      21,754
                        _______    _______     _______

 Plan assets in excess of
   (less than) projected
   benefit obligation       738     (1,188)       (468)

 Unrecognized
   transitional asset      (707)    (1,093)     (1,579)

 Prior service cost not
   yet recognized in net
   periodic pension cost  1,544      1,094       1,190

 Unrecognized net loss    1,315      3,607       3,154
                        _______    _______     _______

 Prepaid pension asset   $2,890    $ 2,420     $ 2,297
                         ======     ======      ======

     The projected benefit obligation was determined using assumed discount rates of 8.0% in 1996, 7.75% in 1995 and 8.5% in 1994, and assumed long-term rates of compensation increase of 4% in 1996, 1995 and 1994. The measurement dates used in the actuarial calculations were September 30 in 1996 and 1995 and December 31 in 1994. The annual long-term rate of return on plan assets was assumed to be 9.0% in 1996, 1995 and 1994. Plan assets consist principally of common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974.

     In addition, the Company maintains an unfunded supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $989,000 and $954,000 at December 31, 1996 and 1995, respectively, using a discount rate of 8.0% and 7.25%, respectively.

     The Company maintains a savings and profit sharing plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees who have completed sixty (60) days of service with the Company. Effective July 1, 1995, the Company reinstated its policy of matching 25% of non-bargaining unit employee contributions to the plan not to exceed 6% of the employee's annual compensation. Vesting of Company contributions occurs at the rate of 20% per year. Contributions approximated $155,000 and $58,000 for the years ended December 31, 1996 and 1995, respectively.

     The Company maintains a defined contribution plan that covers substantially all employees not included under a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company has contributed approximately $252,000, $212,000 and $194,000 in connection with this plan for 1996, 1995 and 1994, respectively.

     The Company only provides postretirement benefits to retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 167.

     Net postretirement benefit expense included the following components (in thousands):

 Year Ended December 31,     1996          1995         1994

 Service cost                 $ 49          $ 47         $ 49

 Interest cost on
  projected benefit
  obligation                   102           117          106

 Net amortization and
   deferral                     58            57           70
                             _____         _____        _____
 Net postretirement
   benefit expense            $209          $221         $225
                             =====         =====        =====

     The Company's postretirement benefit plans are not funded. The status of the Company's plans was as follows (in thousands):


 December 31,                     1996           1995

 Actuarial present value of
  accumulated
  postretirement benefit
  obligation                      $1,564         $1,634

 Unrecognized transitional
   obligation                       (361)          (382)

 Unrecognized net loss              (667)          (887)
                                   -----          -----
 Accrued postretirement
   benefit liability               $ 536          $ 365
                                   =====          =====

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at December 31, 1996 was 10% decreasing to 6% over four years and at December 31, 1995 was 12% decreasing to 6% over seven years. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1996 and 7.25% at December 31, 1995. A one point percentage increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $192,000 and would increase the net postretirement benefit expense by approximately $29,000.


Note 9 - Shareholders' Equity

     During April 1996, the 1995 Stock Option Plan was adopted by the Company as approved by the shareholders (the 1995 Plan ), which authorized the granting of options for up to 600,000 shares of the Company's common stock. In addition, through its expiration in December, 1996, the Company was authorized to grant options for up to 530,000 shares of the Company's common stock under the 1987 Stock Option Plan. The 1995 Plan provides that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options vest ratably over a period not exceeding three years after the grant date. The option period shall not be more than ten years after the grant date.

     Following is a summary of activity in the stock option plans for 1995 and 1996:
                                               Weighted
                                    Shares      Average
                                    Subject     Option
                                   to Option     Price

 Outstanding, January 1, 1995      240,919        $ 6.58

   Granted                         170,500          7.31

   Exercised                       (47,242)         5.71

   Cancelled                        (8,505)         5.94
                                 _________        ______

 Outstanding, December 31, 1995    355,672         $7.06
                                 =========        ======

 Outstanding, January 1, 1996      355,672        $ 7.06

   Granted                         323,650          8.60

   Exercised                       (32,082)         5.79

   Cancelled                       (53,751)         8.82
                                 _________        ______

 Outstanding, December 31, 1996    593,489         $7.81
                                 =========        ======

 Exercisable, December 31, 1996    208,350         $7.00
                                 =========        ======

     The exercise price for options outstanding at December 31, 1996 range from $3.00 to $9.375 per share. The weighted-average remaining contractual life of these options approximates seven years.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options granted under the stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's pro-forma net income and earnings per share would have been as presented below (in thousands, except per share data):

 For the year ended December 31,          1996           1995

 Net income - as reported                   $9,565          $9,013

 Net income - pro-forma                      9,306           9,006

 Net income per share - as reported           1.54            1.44

 Net income per share - pro-forma             1.49            1.44

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:


 For the year ended December 31,     1996       1995

 Expected stock price volatility      20.9%      21.2%

 Risk-free interest rate               6.4%       5.6%

 Expected life of options           7 years    6 years

     The weighted-average grant-date fair value of options granted during 1996 and 1995 was $3.40 and $2.58, respectively.

     At December 31, 1996, a warrant to purchase 180,000 shares of the Company's common stock for $7 per share, subject to certain adjustments as provided in the warrant agreement, was outstanding to a former junior note holder. The warrant can be exercised at any time through March 5, 1998.

Note 10 - Leases

     The Company occupies certain warehouse facilities and uses certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $1,381,000, $1,510,000 and $1,606,000 in 1996, 1995
and 1994, respectively.

     The Company maintains non-cancellable operating leases for certain facilities and equipment. Future minimum lease payments under such leases at December 31, 1996, are as follows (in thousands):



 1997                  $212

 1998                    80

 1999                    42

 2000                    26

 2001                    13
                    -------
                       $373
                    =======

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

     Gehl Construction is engaged in the manufacture and distribution of equipment and machinery for the construction market. As of December 31, 1996, 21% of the Company's accounts receivable were from customers in the construction market.

     Gehl Agriculture is engaged in the manufacture and distribution of farm equipment and machinery for the dairy and livestock agricultural sector. As of December 31, 1996, 79% of the Company's accounts receivable were from customers in the agricultural sector.

     Unallocated assets are cash, deferred income taxes and other nonallocable assets.

     Segments of business by industry are presented below (in thousands):


 Year Ended December 31,       1996        1995         1994

 Net Sales
 Construction              $ 70,826     $ 64,381     $ 51,796

 Agriculture                 88,836       89,071       94,824
                           ________     ________     ________

   Consolidated            $159,662     $153,452     $146,620
                           ========     ========     ========
 Income from
   Operations

 Construction              $ 12,967     $ 13,164     $  8,542

 Agriculture                  2,580          449        4,419
                           ________     ________     ________

   Consolidated            $ 15,547     $ 13,613     $ 12,961
                           ========     ========     ========

 Assets (Year-end)

 Construction              $ 27,994     $ 29,999     $ 24,029

 Agriculture                 76,857       91,612       97,730

 Unallocated                 15,274       13,312        9,268
                           ________     ________     ________

   Consolidated            $120,125     $134,923     $131,027
                           ========     ========     ========

 Depreciation/
   Amortization

 Construction              $    760     $    921     $  1,076

 Agriculture                  1,758        1,883        2,273

 Unallocated                     58           61          418
                           ________     ________     ________

   Consolidated            $  2,576     $  2,865     $  3,767
                           ========     ========     ========
 Capital Expenditures

 Construction              $    922     $    655     $  1,422

 Agriculture                  2,915        1,782        1,083
                           ________     ________     ________

   Consolidated            $  3,837     $  2,437     $  2,505
                           ========     ========     ========

     Exports of U.S. produced products were approximately $26.8 million, $28.0 million and $25.9 million in 1996, 1995 and 1994, respectively.

Note 13 - Quarterly Financial Data (unaudited)

 In Thousands,
 Except Per        First       Second       Third      Fourth
 Share Data --    Quarter     Quarter      Quarter     Quarter      Total
 1996

 Net sales       $39,165     $44,474     $40,550     $35,473      $159,662

 Gross profit     11,016      13,352      12,252      11,140        47,760

 Net income        1,896       2,933       2,621       2,115         9,565

 Net income
 per common
 share              .31         .47          .42         .34         1.54


 1995

 Net sales       $38,268     $42,730     $36,901     $35,553      $153,452

 Gross profit     10,680      12,697      10,726      10,511        44,614

 Net income        1,813       3,598       2,236       1,366         9,013

 Net income
 per common
 share <F1>         .29         .58          .36         .22         1.44


<F1>
Due to the use of the weighted average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.

[Page 24 of the Annual Report]

                         GEHL COMPANY AND SUBSIDIARIES
                          FIVE-YEAR FINANCIAL SUMMARY

 Dollars in
 Thousands,
 Except Per
 Share Data         1996        1995         1994         1993         1992

 Summary of
 Operations
 Net sales      $159,662    $153,452     $146,620      $137,218     $129,694

 Gross profit     47,760      44,614       43,274        38,883       32,971
 Income (loss)
 from
 operations       15,547      13,613       12,961         7,339       (6,866)

 Interest
 expense           3,443       5,733        6,711         8,364       10,103

 Income (loss)
 before income
 taxes            12,494       9,163        5,035           366      (18,150)
 Net income
 (loss)            9,565       9,013        5,035           241      (17,900)


 Financial
 Position at
 December 31

 Current assets  $89,748    $106,563     $102,621      $114,355     $138,193

 Current
 liabilities      32,136      29,561       28,710        30,328      128,717

 Working
 capital          57,612      77,002       73,911        84,027        9,476

 Accounts
 receivable       55,141      69,087       72,393        84,969      101,181

 Finance
 contracts
 receivable        8,161       7,716        5,647         6,847        9,793

 Inventories      18,642      23,320       21,452        21,633       24,083

 Property,
 plant and
 equipment, net   21,678      20,315       20,433        20,088       22,242

 Total assets    120,125     134,923      131,027       144,280      170,225

 Long-term debt   19,194      46,666       54,700        72,259          418

 Total debt       19,372      46,863       54,880        72,808       97,676

 Shareholders'
 equity           64,832      55,679       46,283        40,895       40,405


 Common Share
 Summary

 Net income
 (loss) per
 share                $1.54       $1.44         $.82       $.04       $(3.05)

 Dividends per
 share                --          --           --           --            --

 Book value per
 share                10.53        8.96         7.50       6.67         6.88

 Shares
 outstanding at
 year-end      6,158,720   6,216,765    6,169,523     6,132,443    5,875,110


 Other
 Financial
 Statistics

 Net cash
 provided by
 (used for)
 operating
 activities      $31,795      $9,701      $19,522       $26,113        $(162)

 Capital
 expenditures      3,837       2,437        2,505           809        1,473

 Depreciation      2,438       2,520        2,692         2,940        3,093

 Current ratio   2.8 to 1    3.6 to 1    3.6 to 1      3.8 to 1     1.1 to 1

 Percent total
 debt to total
 capitalization     23.0%       45.7%       54.2%        64.0%        70.7%

 Net income
 (loss) as a
 percent of net
 sales               6.0%        5.9%        3.4%          .2%       (13.8%)

 After-tax
 return on
 average
 shareholders'
 equity             15.9%       17.7%       11.6%          .6%       (36.3%)

 Employees at
 year-end            832         842          928           946        1,001

 Common stock
 price range    12-6-7/8   9-5/8-6-1/4    8-1/2-5-3/8    7-3/8-3     6-2-1/4



Investor Information

                           Price Range                      Dividends

                      1996            1995            1996            1995

 Stock Prices
 and Dividends

 First Quarter   $8-3/4 - 6-7/8  $7-5/8 - 6-1/4  $ --            $ --

 Second Quarter   8-3/4 - 7-5/8   9-3/8 - 6-7/8    --              --

 Third Quarter    8-5/8 - 7-3/8   9-5/8 - 7-3/4    --              --

 Fourth Quarter  12     - 7-5/8   8-1/4 - 6-5/8    --              --
                 ______________  ______________  ______________  ______________

   Year          $12    - 6-7/8  $9-5/8 - 6-1/4  $ --            $ --
                 ==============  ==============  ==============  =============

[Page 25 of the Annual Report]

Directors and Officers

Board of Directors
Thomas J. Boldt
President, The Boldt Group, Inc. (1)

Fred M. Butler
President and Chief Executive Officer,
The Manitowoc Company (*2)

John W. Findley
Chairman and President, Vine and Branches Foundation, Inc. and Chairman and President, Cedars of Nemahbin Foundation, Inc. (1,2)

John W. Gehl
Vice President, International (3)

William D. Gehl
Chairman of the Board of Directors,
President and Chief Executive Officer, (3)

William P. Killian
Vice President, Corporate Development and Strategy
Johnson Controls, Inc. (3)

Arthur W. Nesbitt
Chairman, President and Chief Executive Officer,
Nasco International (2,*3)

Roger E. Secrist
Retired Chairman and Chief Executive Officer,
ANGUS Chemical Company (2,3)

John W. Splude
President and Chief Executive Officer,
HK Systems, Inc. (*1)

Executive Officers
William D. Gehl
Chairman of the Board of Directors,
President and Chief Executive Officer

Victor A. Mancinelli
Executive Vice President and Chief Operating Officer

John W. Gehl
Vice President, International

Kenneth P. Hahn
Vice President, Finance and Treasurer

Michael J. Mulcahy
Vice President, Secretary and General Counsel

Richard J. Semler
Vice President, Data Systems

(*)  Chairman
(1)  Audit Committee
(2)  Compensation and Benefits Committee
(3)  Nominating Committee

Information of Interest

Annual Meeting
All shareholders are invited to attend our annual meeting which will be held on Wednesday, April 16, 1997, at 3:00 p.m. at the Cedar Theatre, Cedar Lake Campus, 5595 Hwy Z, West Bend, Wisconsin.

Transfer Agent
Shareholders with a change of address or related needs should contact:
Firstar Trust Company
615 E. Michigan Street, 4th Floor
P.O. Box 2077
Milwaukee, Wisconsin 53201
800-637-7549

Stock Market Information
Gehl Company common stock is traded on The Nasdaq Stock Market under the symbol GEHL. As of February 3, 1997, share-holders of record numbered 856. This number does not include shareholders who hold Gehl Company Stock in street name.

Independent Accountants
Price Waterhouse LLP
Milwaukee, Wisconsin

Investor Information
The Company provides quarterly financial information to Shareholders through an automated "News on Demand Service". The Company does not mail out Quarterly Reports to Shareholders. By calling 1-800-882-2786, you will be able to request from a directory maintained by the Company a faxed copy of financial and other types of information about the Company to be sent directly to you. You may also order for mailing to you Forms 10-K and 10-Q and other available information by calling the same toll-free number.

Additionally, copies of Gehl Company's Form 10-K for 1996, as well as other financial information about the Company, are available from:

Michael J. Mulcahy
Corporate Secretary
Gehl Company
143 Water Street
West Bend, Wisconsin 53095
414-334-9461

The Company anticipates making 1997 quarterly earnings announcements:
First Quarter:      Week ending, April 18, 1997
Second Quarter:     Week ending, July 18, 1997
Third Quarter:      Week ending, October 17, 1997
Fourth Quarter:     Week ending, February 20, 1998