Form 10-K405, Exhibit 13
period 1997-12-31
GEHL CO
filed 1998-03-12
CIK 856386

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

In our opinion, the statements appearing on pages 14 through 23 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Milwaukee, Wisconsin
February 10, 1998

[Pages 10 through 13 of the Annual Report]

Management's Discussion and Analysis

Overview
The Company's net income in 1997 was $12.8 million, a 33% increase from $9.6 million earned in 1996. Diluted earnings per share for 1997 were $1.95 compared to $1.54 reported for 1996. Basic earnings per share for 1997 were $2.06 versus $1.56 reported in 1996. Net sales in 1997 increased 23% to $197.1 million from $159.7 million in 1996. Construction equipment 1997 net sales increased 44% to $101.7 million and Agriculture equipment 1997 net sales increased 7% to $95.4 million. Construction equipment comprised 52% of Company net sales in 1997 versus 44% in 1996 and 42% in 1995. Agriculture equipment sales were 48% of Company net sales in 1997, down from 56% in 1996.

Operating profit in 1997 increased 41% to $21.8 million. Construction equipment accounted for $16.3 million of the operating profit, while Agriculture equipment contributed the balance of $5.5 million. Interest expense in 1997 declined $1.1 million, or 32%, to $2.3 million.

On October 2, 1997, the Company acquired all of the issued and outstanding shares of capital stock of Brunel America, Inc. and subsidiaries, including Mustang Manufacturing Company, Inc. ("Mustang") from Brunel Holdings, plc . Mustang designs, manufactures and distributes skid steer loaders and related attachments. Gehl acquired the Brunel America, Inc. stock for $26.7 million; and entered into a five year non-competition agreement with the seller pursuant to which Gehl paid $1.0 million. The Company borrowed $27.7 million under its existing credit facility to fund the acquisition. The acquisition has been accounted for as a purchase transaction and resulted in the recording of $14.0 million of goodwill. The results of the Mustang operation have been included in the Company's operating results since the date of the acquisition.

The Company continued to reduce its Agriculture equipment accounts receivable in 1997, from $43.3 million at December 31, 1996 to $41.6 million at December 31, 1997. Cash flow provided by operating activities in 1997 was $15.1 million following $31.8 million provided by operating activities in 1996.
Cash flow generated in 1997 was used to fund capital expenditures and repay debt outstanding under the Company's line of credit facility. The Company has reduced its debt by $48.0 million during the last five years, despite borrowing $27.7 million to fund the Mustang acquisition. The Company's ratio of debt to total capital was 39.1% at December 31, 1997, as compared with 23.0% and 45.7% at December 31, 1996 and 1995, respectively.

Results of Operations
1997 vs. 1996

Net Sales:
 ($ millions)              1997     1996    1995    1994     1993

 Construction Equipment    $101.7   $70.8   $64.4    $51.8   $43.3

 Agriculture Equipment       95.4    88.9    89.1     94.8    93.9
                           ------  ------  ------   ------  ------
      Total                $197.1  $159.7  $153.5   $146.6  $137.2

  (% of total)

 Construction Equipment    51.6%   44.4%   42.0%    35.3%   31.5%

 Agriculture Equipment     48.4%   55.6%   58.0%    64.7%   68.5%

Net sales for 1997 of $197.1 million were 23% greater than the $159.7 million of net sales in 1996. Construction equipment net sales in 1997 were $101.7 million, 44% higher than sales of $70.8 million in 1996. The increase from 1996 levels was a result of the fourth quarter 1997 shipment of Mustang skid loaders subsequent to the closing of the acquisition of Mustang and increased demand for rough-terrain telescopic forklifts and skid loaders due to the continuation of the favorable economic trends which prevailed in the United States construction industry.

Agriculture equipment net sales in 1997 increased 7% to $95.4 million from $88.9 million in 1996. The increase was a result of increased demand for skid loaders and manure spreading equipment from 1996 levels. Partially offsetting this increase was a decrease in haytool equipment sales, primarily the result of approximately $1.7 million of shipments, during 1996, of products not available in 1997 due to their previous discontinuance.

Gross Profit:
Gross profit in 1997 of $57.8 million was 21% higher than 1996's $47.8 million. Gross profit as a percent of net sales decreased in 1997 to 29.3% from 29.9% in 1996 (29.3% excluding $1.0 million of decreased cost of sales in 1996 resulting from liquidation of LIFO quantities carried at lower costs
prevailing in prior years   See Note 4 of Notes to Consolidated Financial
Statements).

Construction equipment gross profit as a percent of net sales for 1997 decreased to 29.6% from 32.2% in 1996. This decrease was due primarily to:
1) Mustang skid loader gross margins being lower than the gross margin on other Construction equipment sales; 2) competitive pressures restricting price increases to lower levels than incurred cost increases; and 3) inefficiencies incurred late in 1997 in producing the newly redesigned Dynalift line of telescopic handlers. Historically, the Mustang product line has had a lower gross profit percentage than other Gehl construction equipment. Thus, in 1998, the gross margin on Construction equipment sales will be impacted by the full year inclusion of the Mustang operations.

Agriculture equipment 1997 gross profit as a percent of net sales increased to 29.0% from 28.1% (26.9% without the favorable LIFO liquidation impact) in 1996. This increase was due primarily to: 1) the favorable impact of a change in the mix of products shipped in 1997 versus products shipped in 1996;
2) higher production levels in 1997 over 1996 generating increased absorption of factory overhead; 3) 1996's gross margin being adversely impacted by the sale of $1.7 million of previously discontinued, low margin products; and 4) export sales, typically at lower gross margins than domestic sales, comprising a lower percentage of sales in 1997 than in 1996.

Selling, General and Administrative Expenses:
Selling, general and administrative expenses increased $3.8 million, or 12%, to $36.0 million in 1997 as compared with $32.2 million in 1996. As a percent of sales, however, selling, general and administrative expenses in 1997 decreased to 18.2% from 20.2% in 1996. The increased expenses in 1997 resulted primarily from costs associated with the Mustang operations for the fourth quarter of 1997 and increased selling expenses.

Income from Operations:

 ($ millions)              1997   1996    1995   1994   1993

 Construction Equipment    $16.3  $12.9   $13.2   $8.6   $1.8

 Agriculture Equipment       5.5    2.6      .4    4.4    5.5
                           -----  -----   -----  -----   ----
      Total                $21.8  $15.5   $13.6  $13.0   $7.3

Due primarily to higher net sales volume combined with controlled operating expense spending, income from operations in 1997 increased 41% from 1996 to $21.8 million. Construction equipment income from operations increased 26% in
1997 to $16.3 million from $12.9 million in 1996.   The impact of increased
Construction equipment sales volume was offset, in part, by reduced gross margin levels and increased investments in research, development and selling costs. Agriculture equipment income from operations increased to $5.5 million in 1997 from $2.6 million in 1996. Increased Agriculture equipment sales volume coupled with an improved gross margin percentage and lower promotional costs combined to generate this increase.

Interest Expense:
Interest expense decreased $1.1 million, or 32%, to $2.3 million. During the last five years, annual interest expense has declined $7.8 million, or 77%, from the peak of $10.1 million in 1992. Reductions in interest-bearing debt from $97.7 million at the end of 1992 to $49.7 million at December 31, 1997 and lower borrowing rates have resulted in the significant reduction in the Company's interest expense. The average rate of interest paid by the Company in 1997 was 8.0% compared to 8.2% in 1996.

Provision for Income Taxes:
The Company's effective income tax rate was 36.4% for 1997 versus 23.4% for 1996 when the Company utilized its remaining federal net operating loss carryforwards.

Net Income:
Net income in 1997 of $12.8 million was 33% higher than 1996's $9.6 million of net income. Diluted earnings per share were $1.95 in 1997 compared to $1.54 in 1996. Basic earnings per share were $2.06 in 1997 versus $1.56 in 1996.
No dividends were declared in 1997 on the Company's common stock.

1996 vs. 1995
Net Sales:
Net sales for 1996 of $159.7 million were 4% greater than the $153.5 million of net sales in 1995. Construction equipment net sales in 1996 were $70.8 million, 10% higher than sales of $64.4 million in 1995. The increase from 1995 levels was a result of increased demand for rough-terrain telescopic forklifts and skid loaders due to the favorable construction climate which prevailed in the United States.

Agriculture equipment net sales in 1996 decreased .3% to $88.9 million from $89.1 million in 1995. The decrease was due in part to the introduction of only one redesigned product line in 1996 contrasted to two such introductions during 1995. The decrease was also due in part to approximately $1.3 million of shipments, during 1995, of products which have since been discontinued. Partially offsetting these shipment reductions was an increase in shipments of forage harvesters and skid loaders in 1996.

Gross Profit:
1996 gross profit of $47.8 million was 7% higher than 1995's $44.6 million. Gross profit as a percent of net sales increased in 1996 to 29.9% from 29.1% in 1995. The increase was the result of higher sales volume, the shift in product mix of sales toward Construction equipment and the favorable impact associated with a liquidation of LIFO inventory quantities (See Note 4 of Notes to Consolidated Financial Statements).

Construction equipment gross profit as a percent of net sales for 1996 remained consistent, at 32.2%, with 1995 percent levels.

Agriculture equipment 1996 gross profit as a percent of net sales increased to 28.1% from 26.8% in 1995. This increase was due primarily to: 1) the favorable impact associated with a liquidation of LIFO inventory quantities;
2) the impact of favorable material purchase prices, especially steel, during 1996; and 3) the impact of a change in the mix of products shipped in 1996 versus products shipped in 1995.

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

Income from Operations:
Due primarily to higher net sales combined with improved gross profit, income from operations in 1996 increased 14% from 1995 to $15.5 million.
Construction equipment income from operations decreased 2% in 1996 to $12.9 million from $13.2 million in 1995. Increased investments in research, development and selling costs offset the impacts of increased Construction equipment sales volumes. Agriculture equipment income from operations increased to $2.6 million in 1996 from $449,000 in 1995, due in part to the favorable impact associated with a liquidation of LIFO inventory quantities in 1996. The remainder of the improvement results from favorable material purchase prices and reduced operating expenses.

Interest Expense:
Interest expense decreased $2.3 million, or 40%, to $3.4 million in 1996. During the last four years, interest expense has declined $6.7 million, or 66%, from 1992's $10.1 million peak. Reductions in interest-bearing debt from $97.7 million at the end of 1992 to $19.4 million at December 31, 1996 and lower borrowing rates resulted in the significant reduction in the Company's interest expense. The average rate of interest paid by the Company in 1996 was 8.2% compared to 9.8% in 1995. The rate decrease was due to the impact of a reduced interest rate structure negotiated by the Company with the December 1, 1995 amendment to its line of credit facility.

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

Net Income:
Net income in 1996 of $9.6 million was 6% higher than 1995's $9.0 million net income. Diluted earnings per share for 1996 were $1.54 compared to $1.44 reported for 1995. Basic earnings per share for 1996 were $1.56 compared to $1.46 reported in 1995. No dividends were declared in 1996 on the Company's common stock.

Liquidity and Capital Resources

Working Capital:
The Company's working capital increased 28% to $73.5 million at December 31, 1997 from $57.6 million twelve months earlier primarily due to the working capital associated with the acquired Mustang operations at October 2, 1997. The Company's current ratio at December 31, 1997 decreased to 2.7 to 1 from
2.8 to 1 at the same time a year ago. Cash on hand at December 31, 1997 was $1.2 million as compared to $4.2 million a year earlier.

Cash Flow Provided by Operating Activities:

 ($ thousands)    1997     1996     1995     1994     1993

 Cash Flow       $15,119  $31,795  $9,701  $19,522   $26,113

In 1997, cash flow provided by operating activities was $15.1 million as compared to $31.8 million in 1996. Net income before depreciation and amortization was primarily responsible for the positive cash flow. The decrease from 1996 was due to higher cash flow provided in 1996 by reductions in accounts receivable ($13.9 million) because of the higher level of accounts receivable existing at the beginning of 1996. Adjusting for the accounts receivable acquired at October 2, 1997 associated with the Mustang acquisition, Gehl reduced accounts receivable levels by $1.5 million during 1997 while increasing net sales by 23%. The 1997 cash flow was used to fund property, plant and equipment additions and to repay debt.

Accounts Receivable:
The Company's net accounts receivable, net of the $18.5 million in receivables acquired with the Mustang operation, decreased $1.5 million during 1997. Agriculture equipment accounts receivable at year-end 1997 decreased $1.7 million from a year earlier, while Construction equipment accounts receivables, net of the $18.5 million of Mustang receivables, increased $200,000 over the same period.

Finance Contracts Receivable:
Finance contracts receivable increased $3.1 million to $11.2 million at December 31, 1997. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $67.6 million at December 31, 1997 as compared to $61.7 million at year-end 1996. (See "Sales of Finance Contracts Receivable" following.)

Capital Expenditures:

 ($ thousands)          1997    1996     1995    1994    1993

 Capital expenditures   $8,718  $3,837  $2,437  $2,505     $809

 Depreciation           $2,955  $2,438  $2,520  $2,692   $2,940

The Company expended $8.7 million for property, plant and equipment in 1997. Approximately $4.4 million was spent to expand its two South Dakota manufacturing facilities and add equipment to increase production levels of skid loaders, rough-terrain telescopic forklifts and pavers. The majority of the remaining 1997 expenditures were incurred to upgrade and maintain machinery and equipment, to enhance capability, to improve productivity and to improve product quality. No significant commitments for capital items were outstanding at December 31, 1997. Approximately $5.3 million in capital expenditures are planned for 1998. The Company believes its present facilities are sufficient to provide adequate capacity for its operations in 1998. The Company believes that the costs necessary to bring its computer systems into year 2000 compliance will not be material.

Debt and Equity:

 ($ millions)   December 31   1997   1996   1995  1994   1993

 Total Debt                   $49.7 $19.4  $46.9  $54.9  $72.8

 Shareholders' Equity         $77.6 $64.8  $55.7  $46.3  $40.9

 % Total Debt to
  Total Capitalization         39.1% 23.0%  45.7%  54.2%  64.0%

At December 31, 1997, shareholders' equity had increased $12.8 million to $77.6 million from $64.8 million a year earlier. As a result of the $30.2 million increase in outstanding debt primarily resulting from the Mustang acquisition, the Company's capitalization ratio increased to 39.1% at December 31, 1997.

Borrowing Arrangements (See also Note 6 of Notes to Consolidated Financial Statements):
The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2000, and is subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable and inventories. The interest rate paid on loans denominated in U.S. dollars is 2.00% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). In Canada, where the Company may borrow up to $5.5 million, the interest rate is 2.50% above Canadian one-month bankers' acceptance rates ("BA Rate"). At December 31, 1997, the Company had unused borrowing capacity of $28.3 million under the Facility, versus $45.4 million a year earlier. Management believes the Facility provides sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

The Company also has outstanding $8.4 million of 9% industrial development bonds with a 2010 final maturity; repayments commence in 2005.

Sales of Finance Contracts Receivable:
The sale of finance contracts is an important component of the Company's overall liquidity. The Company has arrangements with several financial institutions and financial service companies to sell, with recourse, its finance contracts receivable. The Company continues to service substantially all contracts whether or not sold. At December 31, 1997, the Company serviced $67.6 million of such contracts, of which $55.4 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $91,000 in 1997 as compared to $252,000 in 1996. As a percentage of outstanding serviced contracts, the loss ratios were .1% and .4% in 1997 and 1996, respectively.

The Company incurred $1.1 million of costs in selling $37.1 million of its finance contracts in 1997, as compared to $1.2 million of costs in selling $38.8 million of such contracts in 1996. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts. Management believes the Company has sufficient capacity to meet its requirements to sell its finance contracts for the foreseeable future.

Accounting Pronouncements:
The FASB has issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". These statements are both effective for periods beginning after December 15, 1997. The adoption of these statements is not expected to affect the Company's financial condition or results of operations as they are disclosure only pronouncements.

[Pages 14 through 23 of Annual Report]

                         GEHL COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


 In Thousands, Except Share Data - December 31,        1997          1996

 Assets

 Cash                                               $  1,239      $  4,208

 Accounts receivable - net                            72,190        55,141

 Finance contracts receivable - net                    8,210         5,098

 Inventories                                          30,340        18,642

 Prepaid income taxes                                  4,217         5,035

 Prepaid expenses and other assets                     1,645         1,624
                                                    ________      ________

   Total current assets                              117,841        89,748
                                                    ________      ________

 Property, plant and equipment - net                  35,082        21,678

 Finance contracts receivable - net, non-current       3,031         3,063

 Intangible assets                                    14,816             -

 Other assets                                          5,453         5,636
                                                    ________      ________

 Total assets                                       $176,223      $120,125
                                                    ========      ========


 Liabilities and Shareholders' Equity

 Current portion of long-term debt obligations      $    672      $    178

 Accounts payable                                     22,212        14,384

 Accrued liabilities                                  21,444        17,574
                                                    ________      ________

   Total current liabilities                          44,328        32,136
                                                    ________      ________

 Line of credit facility                              39,357        10,454

 Long-term debt obligations                            9,689         8,740

 Deferred inocme taxes                                 3,421         2,369

 Other long-term liabilities                           1,855         1,594
                                                    ________      ________

   Total long-term liabilities                        54,322        23,157
                                                    ________      ________

 Common stock, $.10 par value, 25,000,000 shares
   authorized, 6,212,686 and 6,158,720 shares
   outstanding at December 31, 1997 and 1996,
   respectively                                          621           616

 Preferred stock, $.10 par value, 2,000,000
   shares authorized, no shares issued                    --            --

 Capital in excess of par                             26,319        26,155

 Retained earnings                                    50,633        38,061
                                                    ________      ________

 Total shareholders' equity                           77,573        64,832
                                                    ________      ________

 Total liabilities and shareholders' equity         $176,223      $120,125
                                                    ========      ========

 Contingencies (Notes 3 and 12)

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


 In Thousands, Except Per Share Data -
   Year Ended December 31,                     1997        1996        1995

 Net sales                                 $197,055    $159,662    $153,452

   Cost of goods sold                       139,252     111,902     108,838
                                           ________    ________    ________

 Gross profit                                57,803      47,760      44,614

   Selling, general and administrative
     expenses                                35,955      32,213      31,001
                                           ________    ________    ________

 Income from operations                      21,848      15,547      13,613

   Interest expense                          (2,325)     (3,443)     (5,733)

   Interest income                            1,429       1,542       1,820

   Other (expense) income, net                 (892)     (1,152)       (537)
                                           ________    ________    ________
 Income before income taxes
                                             20,060      12,494       9,163

   Provision for income taxes                 7,299       2,929         150
                                           ________    ________    ________

 Net income                                 $12,761     $ 9,565    $  9,013
                                           ========    ========    ========

 Diluted net income per common share        $  1.95     $  1.54     $  1.44
                                           ========    ========    ========

 Basic net income per common share          $  2.06     $  1.56     $  1.46
                                           ========    ========    ========

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                           Capital In
                                   Common  Excess of    Retained
 In Thousands                      Stock      Par       Earnings       Total

 Balance at December 31, 1994     $617     $26,133      $19,533      $46,283

   Net income                       --          --        9,013        9,013

   Exercise of stock options         5         265           --          270

   Amortization of unearned
     compensation related to
     restricted stock grants        --         182           --          182

   Minimum liability adjustment     --          --          (69)         (69)
                                  ____     _______      _______      _______

 Balance at December 31, 1995      622      26,580       28,477       55,679

   Net income                       --          --        9,565        9,565

   Exercise of stock options         2         102           --          104

   Treasury stock
     purchase/cancellation          (8)       (527)          --         (535)

   Minimum liability
     adjustment                     --          --           19           19
                                  ____     _______      _______      _______

 Balance at December 31, 1996      616      26,155       38,061       64,832

   Net income                       --          --       12,761       12,761

   Exercise of stock options         5         357           --          362

   Purchase of stock warrant        --        (193)          --         (193)

   Minimum liability adjustment     --          --         (189)        (189)
                                  ____     _______      _______      _______

 Balance at December 31, 1996     $621     $26,319      $50,633      $77,573
                                  ====     =======      =======      =======

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 In Thousands - Year Ended
    December 31,                            1997        1996          1995

 Cash Flows from Operating Activities

 Net income                             $ 12,761     $  9,565      $  9,013

 Adjustments to reconcile net income
   to net cash provided by
   operating activities:

   Depreciation and amortization           3,211        2,576         2,865

   Loss (gain) on sale of equipment           13           10           (13)

   Cost of sales of finance contracts      1,123        1,208           534

   Deferred income taxes                   1,592          306        (2,071)

   Proceeds from sales of finance
    contracts                             35,962       36,824        30,062

   Increase (decrease) in cash
    due to changes in:

     Accounts receivable - net             1,451       13,946         3,306

     Finance contracts receivable -
      net                                (39,285)     (39,248)      (33,432)

     Inventories                          (3,816)       4,678        (1,868)

     Prepaid expenses and other
      assets                                (291)        (288)          231

     Other assets                            689          (14)          240

     Accounts payable                      1,165          301          (394)

     Accrued liabilities                     544        1,931         1,228
                                        ________     ________      ________
       Net cash provided by
        operating activities              15,119       31,795         9,701
                                        ________     ________      ________

 Cash Flows from Investing Activities

 Acquisition of business -
   net of cash acquired                  (27,857)          --            --

 Property, plant and equipment
   additions                              (8,718)      (3,837)       (2,437)

 Decrease (increase) in unexpended
   plant construction fund                    20          (10)          (16)

 Proceeds from sale of equipment             215           26            47

 Decrease in other assets                     45          869           777

 Other                                      (189)          19           113
                                        ________     ________      ________
       Net cash (used for) investing
        activities                       (36,484)      (2,933)       (1,516)
                                        ________     ________      ________

 Cash Flows from Financing Activities

 (Decrease)increase in other
   long-term obligations                    (292)         (97)           14

 Proceeds from (repayment of)
   revolving credit loans                 18,258      (27,394)       (8,031)

 Increase in other long-
   term liabilities                          261            2           258

 Proceeds from issuance of common
   stock                                     362          104           270

 Purchase of stock warrant                  (193)          --            --

 Treasury stock purchase                      --         (535)           --
                                        ________     ________      ________
       Net cash provided by (used for)
        financing activities              18,396      (27,920)       (7,489)
                                        ________     ________      ________

 Net (decrease) increase in cash          (2,969)         942           696

 Cash, beginning of year                   4,208        3,266         2,570
                                        ________     ________      ________

 Cash, end of year                      $  1,239     $  4,208      $  3,266
                                        ========     ========      ========

 The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

Note 1 - Significant  Accounting Policies

Consolidation: Gehl Company is engaged in the manufacture and distribution of equipment and machinery for the construction market, and in the manufacture and distribution of farm equipment and machinery primarily for the dairy, livestock and poultry agricultural sector. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Hedlund Martin, Inc.; Gehl Power Products, Inc.; Brunel America, Inc. and Subsidiaries (Brunel); and Gehl International, Inc., a foreign sales corporation. All signifcant intercompany transactions and balances are eliminated.

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

Intangible Assets: The cost in excess of the fair market value of net assets acquired (goodwill) arising from the acquisition of Brunel is being amortized on the straight line basis over 30 years. A five year noncompete agreement with the former owners of Brunel is being amortized on the straight line basis over the life of the agreement. Accumulated amortization of intangible assets at December 31, 1997 is $167,000.

Foreign Currency Transactions: Foreign currency transaction gains and losses are included in the determination of income. Foreign currency (losses) gains were ($98,000), $24,000 and $107,000 in 1997, 1996 and 1995, respectively.

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

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $2,326,000, $2,227,000 and $1,363,000 in 1997, 1996 and 1995, respectively.

Other (Expense) Income: Other (expense) income is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, amortization of debt issue costs, and royalty and license (expense) income.

Accounting Pronouncements: In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." All prior period earnings per share data have been restated for comparative purposes. Additionally, the Financial Accounting Standards Board
(FASB) has issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements are both effective for periods beginning after December 15, 1997. The adoption of these statements is not expected to affect the Company's financial condition or results of operations as they are disclosure only pronouncements.

Note 2 - Acquisition of Business

On October 2, 1997, the Company acquired all of the issued and outstanding shares of capital stock of Brunel for $27.7 million. Brunel designs, manufactures and distributes skid steer loaders and related attachments through its wholly-owned subsidiary Mustang America, Inc. (Mustang). This acquisition has been accounted for as a purchase and the results of operations of Brunel have been included in the Company's consolidated financial statements since the date of the acquisition. The following unaudited pro-forma consolidated results of operations for the years ended December 31, 1997 and 1996 are presented as if the acquisition occurred as of January 1, 1996 (in thousands, except per share data):


 Year Ended December 31               1997            1996

 Net sales                        $ 240,532      $ 214,124

 Net income                          12,658          8,906

 Diluted net income per share          1.93           1.43

 Basic net income per share            2.04           1.45

The unaudited pro-forma financial information is not necessarily indicative of either the results of operations that would have occurred had the acquisition been made during the period presented or the future results of the combined operations.

Note 3 - Accounts Receivable and Finance Contracts Receivable

Accounts receivable and finance contracts receivable were comprised of the following (in thousands):


 December 31,                      1997        1996

 Accounts receivable            $75,423      $58,356

 Less allowances for:
   doubtful accounts             (1,068)        (561)

   returns and dealer
    discounts                    (2,165)      (2,654)
                                _______      _______

                                $72,190      $55,141
                                =======      =======

 Finance contracts receivable   $12,879      $ 9,294

 Less: unearned interest           (755)        (542)
   allowance for doubtful
    accounts                       (883)        (591)
                                _______      _______

                                 11,241        8,161

 Less: non-current portion       (3,031)      (3,063)
                                _______      _______

   Current portion              $ 8,210      $ 5,098

                                =======      =======

The finance contracts receivable at December 31, 1997 have a weighted average interest rate of approximately 7%.

The Company has entered into various agreements with third parties to sell with recourse certain finance contracts receivable. The recourse provisions of certain past agreements required that the Company provide additional collateral in the form of cash withheld at the time of sale. At December 31, 1997, $716,000 of cash previously withheld by third party buyers was provided as additional collateral. The finance contracts require periodic installments of principal and interest over periods of up to 60 months; interest rates are based on market conditions. The Company has retained the servicing of substantially all of these contracts which generally have maturities of 24 to 48 months. Amounts to cover potential losses on these sold receivables are included in the allowance for doubtful accounts.

The following summarizes the Company's sales of retail finance contracts receivable during 1997 and 1996 (in thousands):

                                    1997        1996

 Value of contracts sold
   - net of $4.0 million and
   $4.4 million, respectively,
   of unearned interest          $37,085      $38,804

 Cash received on sales of
   contracts                      35,962       36,824

 Cash withheld as additional
   collateral                          -          772
                                 _______      _______
 Cost of sales of finance
   contracts                     $ 1,123      $ 1,208
                                 =======      =======
 Net receivables outstanding
   at December 31 relating
   to finance contracts sold     $61,710      $52,971
                                 =======      =======

The Company retains as collateral a security interest in the equipment associated with accounts receivable and finance contracts receivable. The Company also maintains certain levels of dealer recourse deposits as additional security associated with finance contracts receivable.

Note 4 - Inventories

If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

 December 31,                    1997          1996

 Raw materials and supplies  $  14,830      $  8,625

 Work-in-process                 5,182         4,042

 Finished machines and
   parts                        29,578        24,770
                              ________      ________

 Total current cost value       49,590        37,437

 Adjustment to LIFO basis      (19,250)      (18,795)
                              ________      ________

                              $ 30,340      $ 18,642
                              ========      ========

During 1996, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 1996 purchases, the effect of which decreased cost of goods sold by approximately $1 million.

Note 5 - Property, Plant and Equipment - Net

Property, plant and equipment consisted of the following (in thousands):


 December 31,                        1997          1996

 Land                             $  1,838       $  1,411

 Buildings                          25,507         18,551

 Machinery and equipment            36,665         28,972

 Autos and trucks                      393            410

 Office furniture and fixtures       8,346          7,727
                                 _________      _________

                                    72,749         57,071
 Less:  accumulated
   depreciation                    (37,667)       (35,393)
                                 _________      _________
 Property, plant and
   equipment - net                $ 35,082       $ 21,678
                                 =========      =========

Note 6 - Debt Obligations

A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):


 December 31,                    1997        1996

 Line of credit facility      $39,357      $10,454

 9.0% industrial
   development bonds            8,400        8,400

 Other debt obligations         1,961          518
                              _______      _______

                               49,718       19,372

 Less: current portion           (672)        (178)
                              _______      _______

 Long-term debt obligations   $49,046      $19,194
                              =======      =======

The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 1998. On February 5, 1998, this Facility was extended to December 31, 2000 and accordingly, all amounts outstanding have been classified as non-current liabilities. Interest is paid monthly on outstanding borrowings under the Facility as follows: borrowings in Canadian denominated dollars up to a $5.5 million credit line are at 2.5% above Canadian one-month bankers' acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.0% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). Under the Facility, $25 million is tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable. At December 31, 1997, the Company had unused borrowing capacity of approximately $28.3 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio. The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $500,000 until the first mandatory bond redemption period in 2003. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund and interest subsequently earned. Financial covenants related to the industrial development bonds require the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio. Annual maturities of debt obligations are as follows (in thousands):

 1998            $   672

 1999                587

 2000             39,864

 2001                155

 2002                 40

 Later years       8,400
                ________

                 $49,718
                ========

Interest paid on total debt obligations was $2.4 million, $3.6 million and $5.9 million in 1997, 1996 and 1995, respectively.

Note 7 - Accrued Liabilities

Accrued liabilities were comprised of the following (in thousands):

 December 31,                           1997              1996

 Accrued salaries and wages             $ 4,982          $ 4,132

 Dealer recourse deposits                 2,335            2,308

 Accrued warranty costs                   3,581            2,290

 Accrued product liability costs          3,272            3,870

 Other                                    7,274            4,974
                                        _______          _______

                                        $21,444          $17,574
                                        =======          =======
Note 8 - Income Taxes

The income tax provision recorded for the years ended December 31, 1997, 1996 and 1995 consisted of the following (in thousands):

 Year Ended                  State and
 December 31,       Federal   Foreign    Total

 1997  Current     $ 5,552      $ 155   $ 5,707

       Deferred      1,592          -     1,592
                   ________   ________  ________

       Total       $ 7,144      $ 155   $ 7,299
                   ========   ========  ========

 1996  Current     $ 2,548      $  75   $ 2,623

       Deferred        306         -        306
                   ________   ________  ________

       Total       $ 2,854      $  75   $ 2,929
                   ========   ========  ========

 1995  Current     $ 2,303     $  150   $ 2,453

       Deferred     (2,303)        -     (2,303)
                   ________   ________  ________

       Total       $    -      $  150   $   150
                   ========   ========  ========

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):


 Year Ended December 31,          1997    1996     1995

 Federal statutory rate          35.0%    34.0%    34.0%

 Minimum tax credits utilized      -     (10.5)      -

 Net operating loss utilized       -        -     (34.0)

 State income taxes, net of
   Federal income tax effect       .5       .5      1.6

 Other, net                        .9      (.6)        -
                                _______  _______  _______

                                 36.4%    23.4%     1.6%
                                =======  =======  =======

The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

   December 31,                      1997        1996

   Accrued expenses and reserves   $5,167     $4,297

   Asset valuation reserves           705      1,643

   Operating loss carryforwards     1,741        925

   Tax credit carryforwards           377      1,615

   Installment sales               (2,056)    (2,118)

   Property, plant and equipment   (2,802)    (1,230)

   Other, net                      (1,369)    (1,231)

   Valuation allowance               (967)    (1,235)
                                   ______     ______

    Net deferred tax asset         $  796     $2,666
                                   ======     ======

 The net asset is included in the consolidated balance sheet in the following captions (in thousands):

   December 31,                      1997        1996

   Prepaid income taxes            $4,217     $5,035

   Deferred income taxes           (3,421)    (2,369)
                                   ______     ______

                                   $  796     $2,666
                                   ======     ======

At December 31, 1997, the Company had alternative minimum tax credit carryforwards of $233,000 which do not expire, federal net operating loss carryforwards of $2.7 million and state net operating loss carryforwards of $15.5 million. The carryforwards will be available for the reduction of future income tax liabilities; a valuation allowance has been recorded against certain of these carryforwards for which utilization is uncertain.

Cash paid related to income taxes during 1997, 1996 and 1995 was $5,456,000, $2,607,000 and $3,012,000, respectively.

Note 9 - Employee Retirement Plans

The Company maintains non-contributory defined benefit pension plans covering certain of its employees. The benefits provided by certain of the plans are based on a defined monthly multiplier applied to the employee's length of service, with the remaining plans providing benefits based primarily on years of service and average compensation.

Net pension expense (income) includes the following components (in thousands):

 Year Ended December 31,        1997    1996      1995

 Service cost                 $  493   $  483   $  411

 Interest cost on projected
   benefit obligation          1,901    1,808    1,830

 Actual return on
  plan assets                 (6,175)  (1,830)  (3,381)

 Net amortization and
   deferral                    3,810     (475)   1,018
                              _______  _______  _______
 Net periodic pension
   expense (income)           $   29   $  (14)  $ (122)
                              =======  =======  =======

The following schedule details (in thousands) the funded status of the plans.


                              1997       1996        1995
 Actuarial present value
 of benefit obligation:

   Vested                  $25,133    $21,866     $21,982

   Nonvested                 1,575      1,570       1,690
                           _______    _______     _______

 Accumulated benefit
   obligation               26,708     23,436      23,672

 Effect of projected
   salary increases          1,282      1,103       1,186
                           _______    _______     _______

 Total projected benefit
   obligation               27,990     24,539      24,858

 Plan assets at fair
   value                    30,199     25,277      23,670
                           _______    _______     _______

 Plan assets in excess of
   (less than) projected
   benefit obligation        2,209        738      (1,188)

 Unrecognized
   transitional asset         (272)      (707)     (1,093)

 Prior service cost not
   yet recognized in net
   periodic pension cost     1,396      1,544       1,094

 Unrecognized net (gain)
  loss                         (71)     1,315       3,607
                           _______    _______     _______

 Prepaid pension asset      $3,262     $2,890     $ 2,420
                            ======     ======      ======

The projected benefit obligation was determined using assumed discount rates of 7.5% in 1997, 8.0% in 1996 and 7.75% in 1995, and assumed long-term rates of compensation increase of 4% in 1997, 1996 and 1995. The annual long-term rate of return on plan assets was assumed to be 9.0% in 1997, 1996 and 1995. The measurement date used for each of the actuarial calculations was September
30. Plan assets consist principally of common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974.

In addition, the Company maintains an unfunded supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $1.3 million and $989,000 at December 31, 1997 and 1996, respectively, using a discount rate of 8.0%.

The Company maintains a savings and profit sharing plan which covers substantially all employees who have completed sixty (60) days of service with the Company. Effective July 1, 1995, the Company reinstated its policy of matching 25% of non-bargaining unit employee contributions to the plan not to exceed 6% of the employees annual compensation. Effective January 1, 1997, the matching percentage was increased to 50%. Vesting of Company contributions occur at the rate of 20% per year. Contributions approximated $436,000, $155,000 and $58,000 in 1997, 1996 and 1995, respectively.

The Company maintains a defined contribution plan that covers certain employees not included under a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company has contributed approximately $287,000, $252,000 and $212,000 in connection with this plan for 1997, 1996 and 1995, respectively.

The Company provides postretirement benefits to certain retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 163.

Net postretirement benefit expense included the following components (in thousands):

 Year Ended December 31,     1997          1996         1995

 Service cost                 $ 46          $ 49         $ 47

 Interest cost on
  projected benefit
  obligation                   100           102          117

 Net amortization and
   deferral                     45            58           57
                             _____         _____        _____
 Net postretirement
   benefit expense            $191          $209         $221
                             =====         =====        =====

The Company's postretirement benefit plans are not funded. The status of the Company's plans was as follows (in thousands):

 December 31,                     1997           1996

 Actuarial present value of
  accumulated
  postretirement benefit
  obligation                      $1,407         $1,564

 Unrecognized transitional
   obligation                       (338)          (361)

 Unrecognized net loss              (573)          (667)
                                   _____          _____
 Accrued postretirement
   benefit liability               $ 496          $ 536
                                   =====          =====

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at December 31, 1997 was 9% decreasing to 6% over four years and at December 31, 1996 was 10% decreasing to 6% over four years. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1997 and 1996. A one percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $173,000 and would increase the net postretirement benefit expense by approximately $28,000.

Note 10 - Shareholders' Equity

During April 1996, the 1995 Stock Option Plan was adopted by the Company as approved by the shareholders (the "1995 Plan"), which authorized the granting of options for up to 600,000 shares of the Company's common stock. In addition, through its expiration in December 1996, the Company was authorized to grant options for up to 530,000 shares of the Company's common stock under the 1987 Stock Option Plan. The 1995 Plan provides that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options vest ratably over a period not exceeding three years after the grant date. The option period shall not be more than ten years after the grant date.

Following is a summary of activity in the stock option plans for 1995, 1996 and 1997:
                                               Weighted
                                    Shares      Average
                                    Subject     Option
                                   to Option     Price

 Outstanding, January 1, 1995      240,919         $6.58

   Granted                         170,500          7.31

   Exercised                       (47,242)         5.71

   Cancelled                        (8,505)         5.94
                                 _________        ______

 Outstanding, December 31, 1995    355,672         $7.06

   Granted                         323,650          8.60

   Exercised                       (32,082)         5.79

   Cancelled                       (53,751)         8.82
                                 _________        ______

 Outstanding, December 31, 1996    593,489         $7.81

   Granted                          96,000         19.59

   Exercised                       (41,084)         6.70

   Cancelled                        (5,000)        14.88
                                 _________      ________

 Outstanding, December 31, 1997    643,405         $9.58
                                 =========      ========

 Exercisable, December 31, 1997    341,894         $7.46
                                 =========        ======

The exercise price for options outstanding at December 31, 1997 range from $3.00 to $21.25 per share. The weighted-average remaining contractual life of these options approximates seven years.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options granted under the stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1995, 1996 and 1997 consistent with the provisions of SFAS No. 123, the Company's pro-forma net income and earnings per share would have been as presented below (in thousands, except per share data):



 Year Ended December 31,                 1997    1996    1995

 Net income                           $12,414  $9,306  $9,006

 Diluted net income per share            1.90    1.49    1.44

 Basic net income per share              2.00    1.51    1.46

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:


 Year Ended December 31,                1997      1996        1995

 Expected stock price volatility       19.1%     20.9%       21.2%

 Risk-free interest rate                6.1%      6.4%        5.6%

 Expected life of options - years         7         7           6

The weighted-average grant-date fair value of options granted during 1997, 1996 and 1995 was $7.60, $3.40 and $2.58, respectively.

On May 28, 1997, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a rights dividend of one preferred share purchase right (Right) for each share of common stock outstanding on June 16, 1997, and provided that one Right would be issued with each share of common stock thereafter issued. The Shareholder Rights Plan provides that in the event a person or group acquires or seeks to acquire 15% or more of the outstanding common stock of the Company, the Rights, subject to certain limitations, will become exercisable. Each Right once exercisable initially entitles the holder thereof (other than the acquiring person whose rights are cancelled) to purchase from the Company one one-hundredth of a share of Series A preferred stock at an initial exercise price of $55 per one one-hundredth of a share (subject to adjustment), or, upon the occurrence of certain events, common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of common stock. The Rights have no voting power and expire on May 28, 2007.

At December 31, 1997, warrants to purchase 130,000 shares of the Company's common stock for $7 per share, subject to certain adjustments as provided in the warrant agreement, are outstanding. The warrants can be exercised at any time through March 5, 1998. During 1997, the Company purchased a previously issued warrant to purchase 50,000 shares of the Company's stock for $193,000.

Note 11 - Earnings Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares, and if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. A reconciliation of the shares used in the computation follows (in thousands):


 Year Ended December 31,            1997       1996      1995

 Basic shares                      6,194      6,147     6,189

 Effect of warrants and options      348         80        63
                                   ______    ______    ______

 Diluted shares                    6,542      6,227     6,252

Note 12 - Contingencies

The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes, based on opinion of counsel, that final disposition of such litigation will not have a material impact on the Company's results of operations or financial position.

Note 13 - Segment Information

The Company manufactures and distributes products into two industry segments.

Construction equipment is manufactured and distributed for customers in the construction market. As of December 31, 1997, 42% of the Company's accounts receivable were from customers in the construction market.

Agricultural equipment is manufactured and distributed for customers in the dairy and livestock agricultural sector. As of December 31, 1997, 58% of the Company's accounts receivable were from customers in the agricultural sector.

Unallocated assets are cash, deferred income taxes and other nonallocable assets.

Segments of business by industry are presented below (in thousands):

 Year Ended December 31,       1997        1996         1995

 Net Sales
  Construction             $101,635     $ 70,826     $ 64,381

  Agriculture                95,420       88,836       89,071
                           ________     ________     ________

   Consolidated            $197,055     $159,662     $153,452
                           ========     ========     ========
 Income from
   Operations

  Construction             $ 16,277     $ 12,967     $ 13,164

  Agriculture                 5,571        2,580          449
                           ________     ________     ________

   Consolidated            $ 21,848     $ 15,547     $ 13,613
                           ========     ========     ========

 Assets (Year-end)

  Construction             $ 86,647     $ 27,994     $ 29,999

  Agriculture                78,281       76,857       91,612

  Unallocated                11,295       15,274       13,312
                           ________     ________     ________

   Consolidated            $176,223     $120,125     $134,923
                           ========     ========     ========

 Depreciation/
   Amortization

  Construction             $  1,225     $    760     $    921

  Agriculture                 1,957        1,758        1,883

  Unallocated                    29           58           61
                           ________     ________     ________

   Consolidated            $  3,211     $  2,576     $  2,865
                           ========     ========     ========
 Capital Expenditures

  Construction             $  5,265     $    922     $    655

  Agriculture                 3,453        2,915        1,782
                           ________     ________     ________

   Consolidated            $  8,718     $  3,837     $  2,437
                           ========     ========     ========


Exports of U.S. produced products were approximately $32.9 million, $26.8 million and $28.0 million in 1997, 1996 and 1995, respectively.

Note 14 - Quarterly Financial Data (unaudited)

 In Thousands,
 Except Per        First       Second       Third      Fourth
 Share Data       Quarter     Quarter      Quarter     Quarter      Total

 1997

 Net sales       $43,675     $51,592     $48,140     $53,648      $197,055

 Gross profit     12,983      15,547      14,807      14,466        57,803

 Net income        2,529       3,885       3,453       2,894        12,761

 Diluted net
 income per
 common
 share<F1>           .39         .60         .52         .43          1.95

 Basic net
 income per
 common share<F1>    .41        .63          .56         .47          2.06


 1996
 Net sales       $39,165    $44,474      $40,550     $35,473      $159,662

 Gross profit     11,016     13,352       12,252      11,140        47,760

 Net income        1,896      2,933        2,621       2,115         9,565

 Diluted net
 income per
 common share        .31        .47          .42         .34          1.54

 Basic net
 income per
 common share        .31        .48          .43         .34          1.56


<F1>Due to the use of the weighted average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amounts for the year.

[Page 24 of the Annual Report]

                         GEHL COMPANY AND SUBSIDIARIES
                          FIVE-YEAR FINANCIAL SUMMARY


 Dollars in
 Thousands,
 Except Per
 Share Data          1997        1996        1995          1994         1993

 Summary of
 Operations
 Net sales        $197,055  $159,662      $153,452       $146,620  $137,218

 Gross profit       57,803    47,760        44,614         43,274    38,883
 Income from
 operations         21,848    15,547        13,613         12,961     7,339

 Interest
 expense             2,325     3,443         5,733          6,711     8,364

 Income before
 income taxes       20,060    12,494         9,163          5,035       366

 Net income         12,761     9,565         9,013          5,035       241

 Financial
 Position at
 December 31

 Current assets   $117,841   $89,748      $106,563       $102,621  $114,355

 Current
 liabilities        44,328    32,136        29,561         28,710    30,328

 Working
 capital            73,513    57,612        77,002         73,911    84,027

 Accounts
 receivable         72,190    55,141        69,087         72,393    84,969

 Finance
 contracts
 receivable         11,241     8,161         7,716          5,647     6,847

 Inventories        30,340    18,642        23,320         21,452    21,633

 Property,
 plant and
 equipment, net     35,082    21,678        20,315         20,433    20,088

 Total assets      176,223   120,125       134,923        131,027   144,280

 Long-term debt     49,046    19,194        46,666         54,700    72,259

 Total debt         49,718    19,372        46,863         54,880    72,808

 Shareholders'
 equity             77,573    64,832        55,679         46,283    40,895

 Common Share
 Summary

 Diluted net
 income per
 share               $1.95     $1.54         $1.44           $.82      $.04

 Basic net
 income per
 share                2.06      1.56          1.46            .82       .04

 Dividends per
 share                  --        --            --             --        --

 Book value per
 share               12.49     10.53          8.96           7.50      6.67

 Shares
 outstanding at
 year-end        6,212,686 6,158,720     6,216,765      6,169,523 6,132,443


 Other
 Financial
 Statistics

 Net cash
 provided by
 operating
 activities       $15,119    $31,795       $9,701        $19,522   $26,113

 Capital
 expenditures        8,718     3,837         2,437          2,505       809

 Depreciation        2,955     2,438         2,520          2,692     2,940

 Current ratio    2.7 to 1   2.8 to 1     3.6 to 1       3.6 to 1    3.8 to 1

 Percent total
 debt to total
 capitalization     39.1%         23.0%     45.7%         54.2%         64.0%

 Net income as
 a percent of
 net sales           6.5%          6.0%      5.9%          3.4%           .2%

 After-tax
 return on
 average
 shareholders'
 equity             17.9%         15.9%     17.7%         11.6%           .6%

 Employees at
 year-end          1,192           832       842           928           946

 Common stock
 price range 24-15/16 - 9-3/8 12 - 6-7/8 9-5/8 - 6-1/4 8-1/2 - 5-3/8 7-3/8 - 3

Investor Information
                               Price Range              Dividends
                        1997              1996          1997        1996
 Stock Prices
 and Dividends

 First Quarter   $11- 5/8  - 9-3/8   $8-3/4 - 6-7/8    $ --        $ --

 Second Quarter   17- 7/8  - 10       8-3/4 - 7-5/8      --          --

 Third Quarter    24- 5/8  - 16-5/8   8-5/8 - 7-3/8      --          --

 Fourth Quarter   24-15/16 - 19-3/8  12     - 7-5/8      --          --
                 __________________  ______________  __________  __________

   Year          $24-15/16 -  9-3/8 $12    -  6-7/8    $ --        $ --
                 ==================  ==============  ==========  ==========

[Page 25 of the Annual Report]

Directors and Officers

Board of Directors
Thomas J. Boldt
President, The Boldt Group, Inc.  (1)

Fred M. Butler
President and Chief Executive Officer
The Manitowoc Company (*2)

John W. Findley
Chairman and President, Vine and Branches Foundation, Inc. and Chairman and President, Cedars of Nemahbin Foundation, Inc. (1,2)

John W. Gehl
Retired Vice President, Gehl International (3)

William D. Gehl
Chairman of the Board of Directors,
President and Chief Executive Officer (3)

William P. Killian
Vice President, Corporate Development and Strategy
Johnson Controls, Inc. (3)

Arthur W. Nesbitt
Vice Chairman, ABC School Supply, Inc. (2,*3)

Roger E. Secrist
Retired Chairman and Chief Executive Officer
ANGUS Chemical Company (2,3)

John W. Splude
Chairman, President and Chief Executive Officer
HK Systems, Inc. (*1)

Executive Officers
William D. Gehl
Chairman of the Board of Directors
President and Chief Executive Officer

Victor A. Mancinelli
Executive Vice President and Chief Operating Officer

Kenneth P. Hahn
Vice President, Finance and Treasurer

Michael J. Mulcahy
Vice President, Secretary and General Counsel

Richard J. Semler
Vice President, Data Systems

(*)  Chairman
(1)  Audit Committee
(2)  Compensation and Benefits Committee
(3)  Nominating Committee

Information of Interest

Investor Information
Gehl Company provides quarterly financial information to Shareholders through an automated "News on Demand Service". Gehl Company does not mail out Quarterly Reports to Shareholders. By calling 1-800-882-2786, you will be able to request from a directory maintained by the Company a faxed copy of financial and other types of information about the Company to be sent directly to you. You may also order for mailing to you Forms 10-K and 10-Q and other available information by calling the same toll-free number.

Additionally, copies of Gehl Company's Form 10-K for 1997, as well as other financial information about the Company, are available from:

Michael J. Mulcahy
Corporate Secretary
Gehl Company
143 Water Street
West Bend, Wisconsin 53095
414-334-9461

Gehl Company anticipates making 1998 quarterly earnings announcements:
First Quarter:      Week ending, April 17, 1998
Second Quarter:     Week ending, July 17, 1998
Third Quarter:      Week ending, October 16, 1998
Fourth Quarter:     Week ending, February 19, 1999

Stock Market Information
Gehl Company common stock is traded on The Nasdaq Stock Market under the symbol GEHL. As of February 2, 1998, shareholders of record numbered 693. This number does not include shareholders who hold Gehl Company Stock in street name.

Independent Accountants
Price Waterhouse, LLP; Milwaukee, Wisconsin

Annual Meeting
All shareholders are invited to attend our annual meeting which will be held on Wednesday, April 29, 1998, at 3:00 p.m. at the Cedar Theatre, Cedar Lake Campus, 5595 Hwy. Z, West Bend, Wisconsin.

Transfer Agent
Shareholders with a change of address or related needs should contact:
Firstar Trust Company
1555 N. River Center Drive, Suite 301
Milwaukee, Wisconsin 53212
800-637-7549

Special Note Regarding Forward-Looking Statments
Certain matters discussed in this Annual Report (including the capition "Management's Discussion and Analysis of Financial Position and Operations") are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include such words as the Company "believes," "anticipates" or "expects," or words of similar import.
Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. The forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include demand for the Company's products, general economic conditions in the agricultural and construction markets, price and product competition and foreign currency fluctuations. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.