Form 10-K405, Exhibit 13
period 1998-12-31
GEHL CO
filed 1999-03-09
CIK 856386

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

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report also appears on this page.
Included in the audit process was a review of the Company's system of internal controls. PricewaterhouseCoopers LLP annually provides to management and the Audit Committee a supplemental report which includes recommendations to improve internal controls or enhance administrative procedures.

William D. Gehl
Chairman of the Board of Directors,
President and Chief Executive Officer

Kenneth P. Hahn
Vice President of Finance, Treasurer
and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of Gehl Company

In our opinion, the statements appearing on pages 16 through 26 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Milwaukee, Wisconsin
February 10, 1999

Management's Discussion and Analysis

Overview

The Company's net income in 1998 was $15.3 million, a 20% increase from $12.8 million earned in 1997. Diluted earnings per share for 1998 were $2.29 compared to $1.95 reported for 1997. Basic earnings per share for 1998 were $2.39 versus $2.06 reported in 1997. Net sales in 1998 increased 33% to $262.2 million from $197.1 million in 1997. Construction equipment 1998 net sales increased 54% to $156.0 million and Agriculture equipment 1998 net sales increased 11% to $106.2 million. Construction equipment comprised 59% of Company net sales in 1998 versus 52% in 1997 and 44% in 1996. Agriculture equipment sales were 41% of Company net sales in 1998, down from 48% in 1997 and 56% in 1996.

Income from operations in 1998 increased 25% to $27.3 million. Construction equipment accounted for $19.4 million of the operating profit, while Agriculture equipment contributed the balance of $7.9 million. Interest expense in 1998 increased $1.7 million to $4.0 million due to the average debt outstanding during 1998 exceeding 1997 levels primarily as a result of the acquisition of Mustang in the fourth quarter of 1997 (see below).

On October 2, 1997, the Company acquired all of the issued and outstanding shares of capital stock of Brunel America, Inc. and subsidiaries, including Mustang Manufacturing Company, Inc. (Mustang), from Brunel Holdings, plc. Mustang designs, manufactures and distributes skid steer loaders and related attachments. Gehl acquired the Brunel America, Inc. stock for $26.7 million, and entered into a five year non-competition agreement with the seller pursuant to which Gehl paid $1.0 million. The Company borrowed $27.7 million under its existing credit facility to fund the acquisition. The acquisition has been accounted for as a purchase transaction and the results of the Mustang operation have been included in the Company's operating results since the date of the acquisition. Thus, 1998 was the first full year for which the results of Mustang have been included in the Company's operating results.

The Company continued to reduce its Agriculture equipment accounts receivable in 1998, from $41.6 million at December 31, 1997 to $38.0 million at December 31, 1998. Cash flow provided by operating activities in 1998 was $21.4 million following $15.1 million provided by operating activities in 1997. Cash flow generated in 1998 was used to repay debt outstanding under the Company's line of credit facility and to fund capital expenditures. The Company has reduced its debt by $68.2 million, or 70%, during the last six years, despite borrowing $27.7 million to fund the Mustang acquisition. The Company's ratio of debt to total capital was 23.9% at December 31, 1998, as compared with 39.1% at December 31, 1997.


Results of Operations
1998 vs. 1997
Net Sales:
                          1998      1997       1996      1995      1994
($ millions)
Construction Equipment   $156.0    $101.7     $ 70.8    $ 64.4    $ 51.8
Agriculture Equipment     106.2      95.4       88.9      89.1      94.8
                         ------    ------     ------    ------    ------
   Total                 $262.2    $197.1     $159.7    $153.5    $146.6

(% of total)
Construction Equipment    59.5%     51.6%      44.4%     42.0%     35.3%
Agriculture Equipment     40.5%     48.4%      55.6%     58.0%     64.7%

Net sales for 1998 of $262.2 million were 33% greater than the $197.1 million of net sales in 1997. Construction equipment net sales in 1998 were $156.0 million, 54% higher than sales of $101.7 million in 1997. The increase from 1997 levels was a result of 1998 including a full year of Mustang skid loader shipments versus only fourth quarter shipments in 1997, and increased shipments of telescopic handlers due to increased production capacity and increased demand as a result of the continuation of the favorable economic trends which prevailed in the United States construction industry.

Agriculture equipment net sales in 1998 increased 11% to $106.2 million from $95.4 million in 1997. The increase was due primarily to the introduction of new product offerings, including a forage harvester with a crop processing attachment and a wider disc mower conditioner. In addition, increased skid loader shipments offset reduced levels of shipments of other forage harvesting equipment and haytools, and feedmaking equipment.

Of the Company's total net sales reported for 1998, $41.4 million represented sales made outside the United States compared with $32.9 million in 1997. The increase is due primarily to the addition of Mustang product sales for the full year. As the Company has increased its sales of Construction equipment products, the Company has been successful in reducing the seasonality of its sales. However, some sales seasonality still remains, primarily in the Company's second quarter which historically has tended to be its strongest quarter for sales, while sales levels have historically tended to be lower in the first and fourth quarters.

Gross Profit: Gross profit in 1998 of $71.4 million was 24% higher than 1997's $57.8 million. Gross profit as a percent of net sales decreased in 1998 to 27.2% from 29.3% in 1997.

Construction equipment gross profit as a percent of net sales for 1998 decreased to 25.7% from 29.6% in 1997. This decrease was due primarily to:
1) Mustang skid loader gross margins being lower than the gross margin on other Construction equipment sales; 2) competitive pressures restricting price increases to lower levels than incurred cost increases; and 3) increased shipments made directly to national account rental operations which are generally at lower gross margin percentages than sales to dealers.

Agriculture equipment 1998 gross profit as a percent of net sales increased to 29.5% from 29.0% in 1997. This increase was due primarily to: 1) the favorable impact of a change in the mix of products shipped in 1998 versus products shipped in 1997; 2) higher production levels in 1998 over 1997 generating increased absorption of factory overhead; and 3) improved efficiencies realized at the manufacturing plants.

Selling, General and Administrative Expenses: Selling, general and administrative expenses increased $8.2 million, or 23%, to $44.1 million in 1998 as compared with $36.0 million in 1997. As a percent of net sales, however, selling, general and administrative expenses in 1998 decreased to 16.8% from 18.2% in 1997. The increased expenses in 1998 resulted primarily from costs associated with a full year of Mustang operations versus only the fourth quarter in 1997, and increased selling and promotional expenses.

Income from Operations:
                          1998      1997      1996      1995       1994
($ millions)
Construction Equipment   $19.4     $16.3     $12.9     $13.2      $ 8.6
Agriculture Equipment      7.9       5.5       2.6        .4        4.4
                         -----     -----     -----     -----      -----
   Total                 $27.3     $21.8     $15.5     $13.6      $13.0

Due primarily to higher net sales volume combined with controlled operating expense spending, income from operations in 1998 increased 25% from 1997 to $27.3 million. Construction equipment income from operations increased 19% in
1998 to $19.4 million from $16.3 million in 1997.   The impact of increased
Construction equipment sales volume was offset, in part, by reduced gross margin levels and increased expenditures in selling, general and administrative costs, which include the impact of a full year of Mustang operations in 1998. Agriculture equipment income from operations increased 42% in 1998 to $7.9 million from $5.5 million in 1997. Increased Agriculture equipment sales volume coupled with an improved gross margin percentage were the primary factors in generating this increase.

Interest Expense:   Interest expense increased $1.7 million, to $4.0 million,
due to the average debt outstanding during 1998 exceeding 1997 levels primarily as a result of the late 1997 acquisition of Mustang. During the last six years, annual interest expense has declined $6.1 million, or 60%, from the peak of $10.1 million in 1992. Reductions in interest-bearing debt from $97.7 million at the end of 1992 to $29.5 million at December 31, 1998 and lower borrowing rates have resulted in the significant reduction in the Company's interest expense. The average rate of interest paid by the Company in 1998, of 8%, was consistent with 1997.

Provision for Income Taxes: The Company's effective income tax rate was 35.5% for 1998 versus 36.4% for 1997.

Net Income: Net income in 1998 of $15.3 million was 20% higher than 1997's $12.8 million of net income. Diluted earnings per share were $2.29 in 1998 compared to $1.95 in 1997. Basic earnings per share were $2.39 in 1998 versus $2.06 in 1997. No dividends were declared in 1998 on the Company's common stock.

1997 vs. 1996

Net Sales: Net sales for 1997 of $197.1 million were 23% greater than the $159.7 million of net sales in 1996. Construction equipment net sales in 1997 were $101.7 million, 44% higher than sales of $70.8 million in 1996. The increase from 1996 levels was a result of the fourth quarter 1997 shipment of Mustang skid loaders subsequent to the closing of the acquisition of Mustang and increased demand for telescopic handlers and skid loaders due to the continuation of the favorable economic trends which prevailed in the United States construction industry.

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

Of the Company's total net sales reported in 1997, $32.9 million represented sales made outside the United States compared to $26.8 million in 1996. The increase is due primarily to the addition of Mustang product sales.

Gross Profit: Gross profit in 1997 of $57.8 million was 21% higher than 1996's $47.8 million. Gross profit as a percent of net sales decreased in 1997 to 29.3% from 29.9% in 1996 (29.3% excluding $1.0 million of decreased cost of sales in 1996 resulting from liquidation of LIFO quantities carried at lower costs prevailing in prior years - See Note 4 of Notes to Consolidated Financial Statements).

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

Liquidity and Capital Resources

Working Capital: The Company's working capital decreased 5% to $69.7 million at December 31, 1998 from $73.5 million twelve months earlier. The Company's current ratio at December 31, 1998 decreased to 2.3 to 1 from 2.7 to 1 at the same time a year ago. Cash on hand at December 31, 1998 was $887,000 as compared to $1.2 million a year earlier.

Cash Flow Provided by Operating Activities:
                 1998      1997      1996     1995       1994
($ thousands)
Cash Flow      $21,367   $15,119   $31,795   $9,701    $19,522

In 1998, cash flow provided by operating activities was $21.4 million as compared to $15.1 million in 1997. Net income before depreciation and amortization was primarily responsible for the positive cash flow. The 1998 cash flow was used to repay debt and fund property, plant and equipment additions.

Accounts Receivable: The Company's net accounts receivable decreased $1.4 million during 1998. Agriculture equipment accounts receivable at year-end 1998 decreased $3.6 million from a year earlier, while Construction equipment accounts receivable increased $2.2 million over the same period.

Finance Contracts Receivable: Finance contracts receivable increased $4.3 million to $15.6 million at December 31, 1998. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $85.5 million at December 31, 1998 as compared to $67.6 million at year-end 1997. (See "Sales of Finance Contracts Receivable" following.)

Capital Expenditures:
                          1998      1997      1996      1995      1994
($ thousands)
Capital expenditures     $3,051    $8,718    $3,837    $2,437    $2,505
Depreciation             $3,941    $2,955    $2,438    $2,520    $2,692

The Company expended $3.1 million for property, plant and equipment in 1998. The majority of the 1998 expenditures were incurred to upgrade and maintain machinery and equipment, to enhance capability, to improve productivity and to improve product quality. The 1997 expenditures included approximately $4.4 million spent to expand the Company's two South Dakota manufacturing facilities and add equipment to increase production levels of skid loaders, telescopic handlers and pavers. No significant commitments for capital items were outstanding at December 31, 1998. Approximately $6.1 million in capital expenditures are planned for 1999, primarily to upgrade and maintain machinery and equipment. The Company believes its present facilities are sufficient to provide adequate capacity for its operations in 1999.

Debt and Equity:
December 31,             1998      1997      1996      1995      1994
($ millions)
Total Debt               $29.5     $49.7     $19.4     $46.9     $54.9
Shareholders' Equity     $94.1     $77.6     $64.8     $55.7     $46.3
% Total Debt to
   Total Capitalization  23.9%     39.1%     23.0%     45.7%     54.2%

At December 31, 1998, shareholders' equity had increased $16.5 million to $94.1 million from $77.6 million a year earlier. By reducing debt $20.2 million, or 41%, during 1998, to $29.5 million, the Company lowered its capitalization ratio to 23.9% at December 31, 1998.

Borrowing Arrangements (See also Note 6 of Notes to Consolidated Financial Statements): The Company maintains a $75 million line of credit facility (the Facility) which expires December 31, 2000, and is subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable and inventories. The interest rate paid on loans denominated in U.S. dollars is 2.00% above the London Interbank Offered Rate for one-month deposits (LIBOR). In Canada, where the Company may borrow up to $5.5 million, the interest rate is 2.50% above Canadian one-month bankers' acceptance rates (BA Rate). At December 31, 1998, the Company had unused borrowing capacity of $53.1 million under the Facility, versus $28.3 million a year earlier. Management believes the Facility provides sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

The Company also has outstanding $8.4 million of 9% industrial development bonds with a 2010 final maturity; repayments commence in 2005.

Sales of Finance Contracts Receivable: The sale of finance contracts is an important component of the Company's overall liquidity. The Company has arrangements with several financial institutions and financial service companies to sell, with recourse, its finance contracts receivable. The Company continues to service substantially all contracts whether or not sold. At December 31, 1998, the Company serviced $85.5 million of such contracts, of which $69.0 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $155,000 in 1998 as compared to $91,000 in 1997. As a percentage of outstanding serviced contracts, the loss ratios were
 .2% and .1% in 1998 and 1997, respectively.

The Company incurred $1.1 million of costs in selling $55.4 million of its finance contracts in 1998, as compared to $1.1 million of costs in selling $37.1 million of such contracts in 1997. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts. Management believes the Company has sufficient capacity to sell its finance contracts for the foreseeable future.

Accounting Pronouncements: The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal quarters of fiscal years beginning after June 15, 1999. Due to the Company's current limited use of derivative instruments, the adoption of this statement is not expected to materially effect the Company's financial condition or results of operations. SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits: an amendment of FASB Statements No. 87, 88 and 106" was adopted January 1, 1998. None of the SFAS No. 132 changes effect the measurement or the recognition of benefit costs. The appropriate disclosures have been incorporated into the footnotes to the financial statements for the year ended December 31, 1998. Effective January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income", the effect of which has been reflected in the Statement of Shareholders' Equity. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", was adopted effective January 1, 1998. The appropriate footnote disclosures have been incorporated into the footnotes to the financial statements for the year ended December 31, 1998.

Year 2000

The Year 2000 issue refers to computer systems which use two digits rather than four to define a given year and which therefore might read a date using "00" as the year 1900 rather than the Year 2000. As the Year 2000 approaches, such systems may be unable to process certain date-based information. This could result in system failure or miscalculations causing disruptions of operations and the potential inability to engage in normal business activities.

In 1995, a Company-wide program was initiated to prepare its Information Technology (IT) systems and applications for the Year 2000. The initial focus of the Company's program contained the following steps: assessment of the relevant issues; planning the conversion; implementing the conversion; and testing. Those systems determined to be at risk were prioritized and plans were put in place to upgrade systems by remediation, replacement or outsourcing. Through December 1998, the assessment and planning phases have been completed for all IT systems and applications. The Company's objective is to become Year 2000 compliant with its mission critical IT activities and systems by mid-1999, allowing substantial time for further testing, verification and the final completion of less important systems in the second half of 1999.

In addition to the IT systems review noted above, the Company has initiated processes to review and to modify, where appropriate, other areas impacted by Year 2000. These areas include, but are not limited to, personal computer hardware and software, remote location access to IT systems, facility management and certain non-IT issues, such as the extent to which embedded chips are used in machinery and equipment used in operations. The Company has completed assessments in all of the above areas and testing in all of these areas, except the testing of personal computer hardware and software, which is expected to be completed by the second quarter of 1999.

The Company is in the process of communicating with its significant vendors to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 compliance issues. The Company cannot guarantee that the failure of another company to be Year 2000 compliant will not have an adverse effect on the Company.

The Company believes that it has no exposure to contingencies related to the Year 2000 issue for products it has sold. The Company has evaluated its major customers and believes that the failure of these Company's to adequately prepare for Year 2000 issues will not have a material adverse effect on the Company.

The Company expects to incur consulting and other expenses related to its Year 2000 program. The cost of testing and the conversion of existing and replacement system applications are not expected to exceed $400,000, the majority of which have already been incurred. These costs will be treated as period costs and expensed as incurred.

Based upon the progress to date, the Company does not believe that either future costs of modifications or the consequences of any unsuccessful modifications being implemented by the Company will have a material adverse effect on its financial position or results of operations. Nevertheless, since it is not possible to anticipate all possible future situations, especially when third parties are involved, the Company believes that the most reasonably likely worst case Year 2000 scenario could result in circumstances in which the Company may be unable to take customer orders, manufacture and ship products, invoice customers or collect payments. The Company continues to evaluate whether a contingency plan to deal with any expected Year 2000 related failures is warranted.

No assurances can be given that the Company's ultimate Year 2000 compliance, particularly as it relates to third parties, will not have any material adverse effect on the Company's financial position or results of operations.

Market Risk

The Company is exposed to market risks from changes in interest rates as well as currency and commodities. See further disclosure relating to variable rate debt under "Liquidity and Capital Resources - Borrowing Arrangements" above.

Interest Rate Risk: The Company's line of credit facility is primarily LIBOR-based and is subject to interest rate movements. A 10% increase or decrease in the average cost of the Company's variable rate debt would result in a change in pre-tax interest expense of approximately $150,000 based upon borrowings outstanding at December 31, 1998.

Commodity Risk: The Company is exposed to fluctuation in market prices for commodities, especially steel. Each one of the Company's business segments is subject to commodity price risk as the prices for raw materials change with movements in underlying commodity prices. Therefore, the Company has established various programs to manage the negotiations of commodity prices. In general, the Company enters into contracts with its vendors to lock in commodity prices at various times and for various periods in order to limit near-term exposure to fluctuations in raw material prices.

Currency Risk: The Company has limited exposure to foreign currency exchange fluctuations. Certain sales are made in Canadian dollars; however, to minimize this exposure, the Company borrows in Canadian dollars under its line of credit facility.

Forward-Looking Statements

Certain matters discussed in this Annual Report (particularly in this section and the Letter to Shareholders) are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include such words as the Company "believes," "anticipates" or "expects," or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. The forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include competitive conditions in the markets served by the Company, changes in the Company's plans regarding capital expenditures, general economic conditions, unanticipated events related to resolving the Year 2000 issue, market acceptance of existing and new products manufactured by the Company, changes in the cost of raw materials and component parts purchased by the Company, and interest and foreign currency fluctuations. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.
                              GEHL COMPANY AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS

 In Thousands, Except Share Data - December 31,       1998        1997

 Assets
 Cash                                              $   887     $  1,239

 Accounts receivable - net                          70,806       72,190

 Finance contracts receivable - net                  9,786        8,210

 Inventories                                        32,093       30,340

 Prepaid income taxes                                7,138        4,217

 Prepaid expenses and other current assets           1,184        1,645
                                                  --------     --------
 Total current assets                              121,894      117,841
                                                  --------     --------


 Property, plant and equipment - net                34,142       35,082

 Finance contracts receivable - net, non-current     5,804        3,031

 Intangible assets                                  16,451       14,816

 Other assets                                        6,256        5,453
                                                  --------     --------
 Total assets                                     $184,547     $176,223
                                                  ========     ========


 Liabilities and Shareholders' Equity
 Current portion of long-term debt obligations   $    597     $    672

 Accounts payable                                  23,562       22,212

 Accrued liabilities                               27,993       21,444
                                                 --------     --------
    Total current liabilities                      52,152       44,328
                                                 --------     --------

 Line of credit facility                           19,359       39,357

 Long-term debt obligations                         9,588        9,689

 Deferred income taxes                              3,943        3,421

 Other long-term liabilities                        5,400        1,855
                                                  --------     --------
    Total long-term liabilities                    38,290       54,322
                                                  --------     --------

 Common stock, $.10 par value, 25,000,000 shares
   authorized, 6,438,945 and 6,212,686 shares
   outstanding at December 31, 1998 and 1997,
   respectively                                       644          621
 Preferred stock, $.10 par value, 2,000,000
   shares authorized, 250,000 shares
   designated as Series A preferred stock,
   no shares issued                                    --           --
 Capital in excess of par                          28,330       26,319
 Retained earnings                                 66,283       51,015
 Accumulated other comprehensive loss              (1,152)        (382)
                                                  --------     --------
 Total shareholders' equity                        94,105       77,573
                                                  --------     --------
 Total liabilities and shareholders' equity      $184,547     $176,223
                                                  ========     ========
 Contingencies (Notes 3 and 12)
 The accompanying notes are an integral
 part of the financial statements.

                                 GEHL COMPANY AND SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF INCOME


 In Thousands, Except Per Share Data -
   Year Ended December 31,                  1998          1997         1996

 Net sales                                $262,219      $197,055     $159,662

    Cost of goods sold                     190,808       139,252      111,902
                                          --------      --------     --------
 Gross profit                               71,411        57,803       47,760

    Selling, general and administrative
      expenses                              44,133        35,955       32,213
                                          --------      --------     --------
 Income from operations                     27,278        21,848       15,547

    Interest expense                        (4,026)       (2,325)      (3,443)

    Interest income                          1,655         1,429        1,542

    Other (expense) income, net             (1,235)         (892)      (1,152)
                                          --------      --------     --------
  Income before income taxes                23,672        20,060       12,494

    Provision for income taxes               8,404         7,299        2,929
                                          --------      --------     --------
  Net income                              $ 15,268      $ 12,761     $  9,565
                                          ========      ========     ========

  Diluted net income per common share     $   2.29      $   1.95     $   1.54
                                          ========      ========     ========
  Basic net income per common share       $   2.39      $   2.06     $   1.56
                                          ========      ========     ========
  The accompanying notes are an
   integral part of the financial
   statements.

                         GEHL COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In Thousands             Total   Compre-   Retained  Accum-   Common  Capital
                                 hensive   Earnings  ulated   Stock   in
                                 Income              Other            Excess
                                                     Compre-          of Par
                                                     hensive
                                                     Loss
Balance at
December 31, 1995       $55,679            $28,689   $(212)   $  622  $26,580


Comprehensive Income:

  Net income              9,565  $9,565      9,565

Minimum pension
 liability adjustments,
 net of $9 of taxes          19      19                 19
                                 ------
  Comprehensive Income            9,584
                                 ======
Exercise of stock
 options                    104                                    2      102

Treasury stock purchase/
 cancellation              (535)                                  (8)    (527)
                         ------  -------    ------   ------   -------    -----
Balance at December 31,
 1996                    64,832             38,254    (193)      616   26,155

Comprehensive Income:
 Net income              12,761  12,761     12,761

Minimum pension
 liability
 adjustments, net
 of $108 of taxes          (189)   (189)              (189)
                                 ------
  Comprehensive Income           12,572
                                =======
Exercise of stock
 options                    362                                    5      357

Purchase of stock
 warrant                   (193)                                         (193)
                         ------  -------  -------  -------    -------    -----
Balance at December 31,
 1997                    77,573            51,015     (382)      621   26,319

Comprehensive Income:

  Net income             15,268  15,268    15,268

  Minimum pension
   liability
   adjustments, net
   of $415 of taxes        (770)   (770)               (770)
                                -------
    Comprehensive Income        $14,498
                                =======

Exercise of stock
 options/warrant          1,652                                   23    1,629

Other                       382                                           382
                         ------           -------    ------    -----  -------
Balance at December 31,
1998                    $94,105           $66,283   $(1,152)   $ 644  $28,330
                       =======            =======   ========   =====  =======

The accompanying notes are an integral part of the financial statements

                              GEHL COMPANY AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF CASH FLOWS


 In Thousands - Year Ended
    December 31,                           1998       1997         1996

 Cash Flows from Operating Activities

  Net income                            $ 15,268    $ 12,761     $  9,565

  Adjustments to reconcile net income
    to net cash provided by
    operating activities:

    Depreciation                           3,941       2,955        2,438

    Amortization                             807         256          138

    Loss on sale of equipment                  2          13           10

    Cost of sales of finance contracts     1,088       1,123        1,208

    Deferred income taxes                   (177)      1,592          306

    Proceeds from sales of finance
     contracts                            54,267      35,962       36,824

    Increase (decrease) in cash
     due to changes in:

      Accounts receivable - net            1,384       1,451       13,946

      Finance contracts receivable -
       net                               (59,704)    (39,285)     (39,248)

      Inventories                         (1,808)     (3,816)       4,678

      Prepaid expenses and other
       current assets                         70        (291)        (288)

      Other assets                           377         689          (14)

      Accounts payable                     1,350       1,165          301

      Accrued liabilities                  4,502         544        1,931
                                        --------    --------     --------
        Net cash provided by
         operating activities             21,367      15,119       31,795
                                        --------    --------     --------

Cash Flows from Investing Activities

Property, plant and equipment
 additions                                (3,051)     (8,718)      (3,837)

Acquisition of business -
 net of cash acquired                          -     (27,857)           -

(Increase) decrease in unexpended
 plant construction fund                     (42)         20          (10)

Proceeds from sale of equipment               13         215           26

(Increase) decrease in other assets         (621)         45          869

Other                                          -        (189)          19
                                        --------    --------     --------
 Net cash (used for) investing
  activities                              (3,701)    (36,484)      (2,933)
                                        --------    --------     --------

Cash Flows from Financing Activities

(Repayment of) proceeds from
 revolving credit loans                  (19,998)     18,258      (27,394)

Decrease in other long-term
 obligations                               (176)       (292)          (97)

Increase in other long-
 term liabilities                           504         261             2

Proceeds from issuance of common
 stock                                    1,652         362           104

Purchase of stock warrant                     -        (193)            -

Treasury stock purchase                       -           -          (535)
                                       ________    ________      ________
  Net cash (used for) provided by
   financing activities                 (18,018)     18,396       (27,920)
                                       ________    ________      ________

Net (decrease) increase in cash            (352)     (2,969)          942

Cash, beginning of year                   1,239       4,208         3,266
                                       ________     ________      ________
Cash, end of year                      $    887    $  1,239      $  4,208
                                       ========     ========      ========

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Consolidation: Gehl Company is engaged in the manufacture and distribution of equipment and machinery for the construction market, and in the manufacture and distribution of farm equipment and machinery primarily for the dairy, livestock and poultry agricultural sector. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Hedlund Martin, Inc.; Gehl Power Products, Inc.; Mustang America, Inc. and subsidiaries (Mustang); and Gehl International, Inc., a foreign sales corporation. All significant intercompany transactions and balances are eliminated.

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

Finance Contracts Receivable: The Company offers financing for its products to retail customers and to its dealers. Finance contracts require periodic installments of principal and interest over periods of up to 60 months. Unearned interest is recognized over the life of the contracts using the sum of the digits method. Principal expected to be collected within twelve months of the balance sheet date is classified as a current asset; the remainder is classified as a non-current asset.

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

Intangible Assets: The cost in excess of the fair market value of net assets acquired (goodwill) arising from the acquisition of Mustang is being amortized on the straight line basis over 30 years. A five year noncompete agreement with the former owners of Mustang is being amortized on the straight line basis over the life of the agreement. Accumulated amortization of intangible assets at December 31, 1998 and 1997 is $937,000 and $167,000, respectively.

Foreign Currency Transactions: Foreign currency transaction gains and (losses) are included in the determination of income. Foreign currency (losses) gains were ($130,000), ($98,000), and $24,000 in 1998, 1997 and
1996, respectively.

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

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $2.8 million, $2.3 million and $2.2 million in 1998, 1997 and 1996, respectively.

Other (Expense) Income: Other (expense) income is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, amortization of debt issue costs, and royalty and license (expense) income.

Accounting Pronouncements: The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal quarters of fiscal years beginning after June 15, 1999. Due to the Company's current limited use of derivativeinstruments, the adoption of this statement is not expected to materially effect the Company's financial condition or results of operations. SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits: an amendment of FASB Statements No. 87, 88, and 106" was adopted January 1, 1998. None of SFAS No. 132 changes effect the measurement or the recognition of benefit costs. The appropriate disclosures have been incorporated into the footnotes to the financial statements for the year ended December 31, 1998. Effective January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income", the effect of which has been reflected in the Statement of Shareholders' Equity. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", was adopted effective January 1, 1998. The appropriate footnote disclosures have been incorporated into the footnotes to the financial statements for the year ended December 31, 1998.

Reclassifications: Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

Note 2 - Acquisition of Business

On October 2, 1997, the Company acquired all of the issued and outstanding shares of capital stock of Mustang for $27.7 million. Mustang designs, manufactures and distributes skid steer loaders and related attachments.
This acquisition has been accounted for as a purchase and the results of operations of Mustang have been included in the Company's consolidated financial statements since the date of the acquisition. The following unaudited pro-forma consolidated results of operations for the years ended December 31, 1997 and 1996 are presented as if the acquisition occurred as of January 1, 1996 (in thousands, except per share data):

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

Note 3 - Accounts Receivable and Finance Contracts Receivable

Accounts receivable and finance contracts receivable were comprised of the following (in thousands):

December 31,                              1998           1997

Accounts receivable                    $74,360        $75,348

Less allowances for:
 doubtful accounts                      (1,305)          (993)

 returns and dealer discounts           (2,249)        (2,165)
                                       -------        -------
                                       $70,806        $72,190
                                       =======        =======

Finance contracts receivable           $17,784        $12,879

Less: unearned interest                 (1,201)          (755)

      allowance for doubtful
       accounts                           (993)          (883)
                                       _______        _______
                                        15,590         11,241

Less: non-current portion               (5,804)        (3,031)
                                       _______        _______

  Current portion                      $ 9,786        $ 8,210
                                       =======        =======

The finance contracts receivable at December 31, 1998 have a weighted average interest rate of approximately 6.5%.

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

The following summarizes the Company's sales of retail finance contracts receivable during 1998 and 1997 (in thousands):


                                        1998           1997

Value of contracts sold               $55,355        $37,085
 - net of $4.8 million and
 $4.0 million, respectively,
 of unearned interest

Cash received on sales of
 contracts                             54,267         35,962
                                      _______        _______

Cost of sales of finance
   contracts                         $  1,088        $ 1,123
                                     ========        =======
 Net receivables outstanding
   at December 31 relating
   to finance contracts sold         $ 71,329        $61,710

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

Note 4 - Inventories

If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):


December 31,                          1998             1997

Raw materials and supplies         $ 15,656         $ 14,830

Work-in-process                       5,863            5,182

Finished machines and parts          29,970           29,578
                                   --------         --------

Total current cost value             51,489           49,590

Adjustment to LIFO basis            (19,396)         (19,250)
                                   ________         ________
                                   $ 32,093         $ 30,340
                                   ========         ========

During 1996, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 1996 purchases, the effect of which decreased cost of goods sold by approximately $1 million.

Note 5 - Property, Plant and Equipment - Net

Property, plant and equipment consisted of the following (in thousands):

December 31,                                  1998         1997

Land                                       $  1,838     $  1,838

Buildings                                    25,781       25,507

Machinery and equipment                      38,669       36,665

Autos and trucks                                350          393

Office furniture and fixtures                 8,995        8,346
                                          _________    _________
                                             75,633       72,749

Less:  accumulated depreciation             (41,491)     (37,667)
                                          _________    _________

Property, plant and equipment - net        $ 34,142     $ 35,082
                                          =========    =========

Note 6 - Debt Obligations

A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):

 December 31,                           1998           1997

Line of credit facility               $19,359        $39,357

9.0% industrial development bonds       8,400          8,400

Other debt obligations                  1,785          1,961
                                      _______        _______
                                       29,544         49,718

Less: current portion                    (597)          (672)
                                      _______        _______

Long-term debt obligations            $28,947        $49,046
                                      =======        =======

The Company maintains a $75 million line of credit facility (the Facility) which expires December 31, 2000. Interest is paid monthly on outstanding borrowings under the Facility as follows: borrowings in Canadian denominated dollars up to a $5.5 million credit line are at 2.5% above Canadian one-month bankers' acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.0% above the London Interbank Offered Rate for one-month deposits (LIBOR). Under the Facility, $25 million is tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable.

At December 31, 1998, the Company had unused borrowing capacity of approximately $53.1 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

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

Annual maturities of debt obligations are as follows (in thousands):

 1999                  $   597
 2000                   19,887
 2001                      171
 2002                       67
 2003                      422
 Later years             8,400
                      ________
                       $29,544
                      ========

Interest paid on total debt obligations was $4.1 million, $2.4 million and $3.6 million in 1998, 1997 and 1996, respectively.

Note 7 - Accrued Liabilities

Accrued liabilities were comprised of the following (in thousands):


December 31,                               1998                    1997

Accrued salaries and wages               $ 5,516                 $ 4,982

Dealer recourse deposits                   2,441                   2,335

Accrued warranty costs                     4,754                   3,581

Accrued product liability costs            3,833                   3,272

Accrued income taxes                       2,934                   1,556

Other                                      8,515                   5,718
                                         _______                 _______
                                         $27,993                 $21,444
                                         =======                 =======

Note 8 - Income Taxes

The income tax provision recorded for the years ended December 31, 1998, 1997 and 1996 consisted of the following (in thousands):

 Year Ended
 December 31,        Federal           State            Total

 1998  Current       $ 8,232            $ 349          $ 8,581
       Deferred         (177)               -            (177)
                    ________         ________         ________
       Total         $ 8,055            $ 349          $ 8,404
                    ========         ========         ========
 1997  Current       $ 5,552            $ 155          $ 5,707
       Deferred        1,592                -            1,592
                    ________         ________         ________
       Total         $ 7,144            $ 155          $ 7,299
                    ========         ========         ========
 1996  Current       $ 2,548            $  75          $ 2,623
       Deferred          306                -              306
                    ________         ________         ________
       Total         $ 2,854            $  75          $ 2,929
                    ========         ========         ========

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):


Year Ended December 31,               1998           1997           1996

Federal statutory rate                35.0%          35.0%          34.0%

Minimum tax credits utilized             -              -          (10.5)

State income taxes, net of
 Federal income tax effect             1.0             .5             .5

Other, net                             (.5)            .9            (.6)
                                   _______        _______        _______
                                      35.5%          36.4%          23.4%
                                   =======        =======        =======

The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

December 31,                                1998          1997

Accrued expenses and reserves            $ 7,422        $5,167

Asset valuation reserves                   1,182           705

Operating loss carryforwards                 844         1,741

Tax credit carryforwards                     522           377

Installment sales                         (1,890)       (2,056)

Property, plant and equipment             (2,932)       (2,802)

Other, net                                (1,099)       (1,369)

Valuation allowance                         (854)         (967)
                                          ______        ______

Net deferred tax asset                  $  3,195        $  796
                                          ======        ======

The net asset is included in the consolidated balance sheet in the following captions (in thousands):


December 31,                            1998              1997

Prepaid income taxes                 $  7,138           $  4,217

Deferred income taxes                  (3,943)            (3,421)
                                     --------           --------
                                     $  3,195           $    796
                                     ========           ========

At December 31, 1998, the Company had alternative minimum tax credit carryforwards of $265,000 which do not expire, federal net operating loss carryforwards of $707,000 and state net operating loss carryforwards of $11.5 million. The carryforwards will be available for the reduction of future income tax liabilities; a valuation allowance has been recorded against certain of these carryforwards for which utilization is uncertain.

Cash paid related to income taxes during 1998, 1997 and 1996 was $7.0 million, $5.5 million and $2.6 million, respectively.

NOTE 9 - Employee Retirement Plans

The Company sponsors two qualified defined benefit pension plans for certain of its employees. The following schedules set forth a reconciliation of the changes in the plans' benefit obligation and fair value of assets and a statement of the funded status (in thousands):

                                           1998               1997
Reconciliation of benefit
 obligation:

Obligation at beginning of year          $ 27,990          $ 24,539
Service cost                                  525               493
Interest cost                               2,037             1,901
Actuarial loss                              1,159             2,712
Benefit payments                           (1,758)           (1,655)
                                         --------          --------
                                         $ 29,953          $ 27,990

Reconciliation of fair value
of plan assets:

Fair value of plan assets at
 beginning of year                       $ 30,199          $ 25,278
Actual return on plan asset                (1,714)            6,391
Employer contributions                        901               401
Benefit and expense payments               (1,942)           (1,871)
                                          -------           -------
                                         $ 27,444          $ 30,199

Funded Status:

Funded status at end of year             $ (2,509)         $  2,209
Unrecognized transition asset                   -              (272)
Unrecognized prior service cost             1,247             1,396
Unrecognized loss (gain)                    4,747               (71)
                                         --------          --------
Net amount recognized                       3,485             3,262

Employer contributions paid
 between 9/30 and 12/31                       358                 -
                                         --------          --------
Net amount recognized at December 31     $  3,843          $  3,262

The following table provides the amounts recognized in the statement of financial position (in thousands):

December 31,                             1998               1997

Prepaid benefit cost                  $  3,485             $  3,262
Accrued benefit liability               (1,295)                   -
Intangible asset                            29                    -
Accumulated other comprehensive loss     1,266                    -
                                       -------             --------
Net amount recognized                    3,485                3,262

Employer contributions paid
 between 9/30 and 12/31                    358                    -
                                       -------             --------
Net amount recognized at December 31  $  3,843             $  3,262

The following table provides disclosure of the net periodic benefit cost
 (in thousands):

Year Ended December 31,                 1998           1997             1996

Service cost                         $   525        $   493          $   482
Interest cost                          2,037          1,901            1,809
Expected return on plan assets        (2,244)        (2,098)          (2,038)
Amortization of transition asset        (272)          (436)            (436)
Amortization of prior service cost       149            149              149
Amortization of net loss                 126             20               20
                                     -------        -------          -------
Net periodic benefit cost            $   321        $    29          $   (14)


The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

Weighted-average assumptions as of September 30:

Discount rate                          7.25%          7.50%
Expected return on plan assets         9.00%          9.00%
Rate of compensation increase          4.00%          4.00%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the plan having accumulated benefit obligations in excess of plan assets were $15.7 million, $13.9 million and $13.2 million, respectively, as of December 31, 1998.

The measurement date used for each of the actuarial calculations was September 30. Plan assets consist principally of common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974.

In addition, the Company maintains an unfunded supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $1.5 million and $1.3 million at December 31, 1998 and 1997, respectively, using a discount rate of 7.25% in 1998 and 8% in 1997.

The Company maintains a savings and profit sharing plan. In 1998 and 1997, the Company matched 50% of non-bargaining unit employee contributions to the plan not to exceed 6% of the employees annual compensation. In 1996, the matching percentage was 25%. Vesting of Company contributions occur at the rate of 20% per year. Contributions approximated $577,000, $436,000 and $155,000 in 1998, 1997 and 1996, respectively.

The Company maintains a defined contribution plan that covers certain employees not covered by a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company contributed approximately $329,000, $287,000 and $252,000 in connection with this plan in 1998, 1997 and 1996, respectively.

The Company provides postretirement benefits to certain retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 171.

The following schedules set forth a reconciliation of the changes in the plan's benefit obligation and funded status (in thousands):

December 31,                                1998               1997
Reconciliation of benefit
obligation:

Obligation at beginning of year           $ 1,407            $ 1,564

Service cost                                   40                 45
Interest cost                                 110                100
Actuarial loss                                175                (71)
Benefit payments                             (225)              (231)
                                         --------           --------
Obligation                                $ 1,507            $ 1,407

Funded Status:
Funded status at end of year              $(1,507)           $(1,407)
Unrecognized transition obligation            316                338
Unrecognized loss                             710                573
                                         --------           --------
Net amount recognized                     $  (481)           $  (496)
                                         ========           ========
The following table provides disclosure of the net periodic benefit cost
 (in thousands):

Year Ended December 31,               1998             1997             1996
Service cost                       $    40          $    45          $    48
Interest cost                          110              100              102
Amortization of transition
 obligation                             23               23               23
Amortization of net loss                37               23               36
                                   -------          -------          -------
Net periodic benefit cost          $   210          $   191          $   209
                                   =======          =======          =======
The assumed health care cost rate trend used in measuring the accumulated postretirement benefit obligation at December 31, 1998 was 8% decreasing to 5% over four years and at December 31, 1997 was 9% decreasing to 6% over four years. The discount rate used in determining the accumulated postretirement obligation was 7.25% in 1998 and 7.5% in 1997 and 1996.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

                                          1% Increase       1% Decrease
Effect on total of service and interest
cost components of net periodic
postretirement health care benefit cost   $  29,919         $  (25,645)

Effect on the health care component
of the accumulated postretirement
benefit obligation                        $ 189,730         $ (167,479)


Note 10 - Shareholders' Equity

During April 1996, the 1995 Stock Option Plan was adopted by the Company as approved by the shareholders (the "1995 Plan"), which authorized the granting of options for up to 600,000 shares of the Company's common stock. In addition, through its expiration in December 1996, the Company was authorized to grant options for up to 530,000 shares of the Company's common stock under the 1987 Stock Option Plan. The 1995 Plan provides that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options generally vest ratably over a period not exceeding three years after the grant date. The option period shall not be more than ten years after the grant date.

Following is a summary of activity in the stock option plans for 1996, 1997 and 1998:

                                    Shares Subject            Weighted
                                      to Option               Average
                                                               Option
                                                               Price

 Outstanding, January 1, 1996           355,672               $  7.06
    Granted                             323,650                  8.60
    Exercised                           (32,082)                 5.79
    Cancelled                           (53,751)                 8.82
                                      ---------              --------
 Outstanding, December 31, 1996         593,489               $  7.81
    Granted                              96,000                 19.59
    Exercised                           (41,084)                 6.70
    Cancelled                            (5,000)                14.88
                                      ---------              --------
 Outstanding, December 31, 1997         643,405               $  9.58
    Granted                             117,750                 14.54
    Exercised                           (92,359)                 7.67
    Cancelled                           (13,002)                 8.61
                                      ---------              --------
 Outstanding, December 31, 1998         655,794               $ 10.76
                                      =========              ========
 Exercisable, December 31, 1998         431,746               $  8.57
                                      =========              ========

The exercise price for options outstanding at December 31, 1998 range from $3.00 to $21.25 per share. The weighted-average remaining contractual life of these options approximates seven years.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options granted under the stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's pro-forma net income and earnings per share would have been as presented below (in thousands, except per share data):

 For the year ended December 31,                  1998       1997      1996
 Net income                                    $14,831    $12,414    $9,306
 Diluted net income per share                     2.23       1.90      1.49
 Basic net income per share                       2.33       2.00      1.51

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996:

 For the year ended December 31,                 1998        1997      1996
 Expected stock price volatility                19.7%       19.1%     20.9%
 Risk-free interest rate                         4.8%        6.1%      6.4%
 Expected life of options - years                  7           7         7

The weighted-average grant-date fair value of options granted during 1998, 1997 and 1996 was $5.13, $7.60 and $3.40, respectively.

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

During 1997, the Company purchased a previously issued warrant to purchase 50,000 shares of the Company's stock for $193,000. During 1998, warrants to purchase 130,000 shares of the Company's common stock for $7 per share were exercised.

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

Year Ended December 31,                    1998        1997         1996
Basic shares                              6,376       6,194        6,147
Effect of warrants and options              286         348           80
                                          -----       -----        -----
Diluted shares                            6,662       6,542        6,227

Note 12 - Contingencies

The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes, based in part on the advice of counsel, that final disposition of such litigation will not have a material impact on the Company's results of operations or financial position.

Note 13 - Segment Information

The Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information" in 1998. The Company has two segments, Construction equipment and Agricultural equipment, as the long-term financial performance of these segments is affected by separate economic conditions and cycles. Segment net sales and income from operations tend to be aligned with the distribution networks of the Company, and correlate with the manner in which the Company evaluates performance.

Construction equipment is manufactured and distributed for customers in the construction market. Products include a diversified offering of skid loaders, telescopic handlers and paving equipment. As of December 31, 1998, 46% of the Company's accounts receivable were from customers in the construction market.

Agricultural equipment is manufactured and distributed for customers in the dairy, livestock and poultry agricultural sectors. The products include equipment for haymaking, forage harvesting, feed making, manure handling and materials handling. As of December 31, 1998, 54% of the Company's accounts receivable were from customers in the agricultural sector.

Unallocated assets are cash, deferred income taxes and other nonallocable assets.

Segments of business are presented below (in thousands):


Year Ended December 31,             1998           1997            1996

Net Sales
Construction                    $156,008       $101,635        $ 70,826
Agriculture                      106,211         95,420          88,836
                                --------       --------        --------
Consolidated                    $262,219       $197,055        $159,662
                                ========       ========        ========
Income from
 Operations
Construction                    $ 19,384         16,277        $ 12,967
Agriculture                        7,894          5,571           2,580
                                --------       --------        --------
Consolidated                    $ 27,278       $ 21,848        $ 15,547
                                ========       ========        ========

Assets (Year-end)

Construction                    $ 92,472       $ 86,647        $ 27,994
Agriculture                       77,766         78,281          76,857
Unallocated                       14,309         11,295          15,274
                                --------       --------        --------
Consolidated                    $184,547       $176,223        $120,125
                                ========       ========        ========

Depreciation/
 Amortization
Construction                    $  2,687       $  1,225        $    760
Agriculture                        2,033          1,957           1,758
Unallocated                           28             29              58
                                --------       --------        --------
Consolidated                    $  4,748       $  3,211        $  2,576
                                ========       ========        ========

Capital Expenditures
Construction                    $  1,827       $  5,265        $    922
Agriculture                        1,224          3,453           2,915
                                ________       ________        ________
Consolidated                    $  3,051       $  8,718        $  3,837
                                ========       ========        ========

Note 14 - Quarterly Financial Data (unaudited)


In Thousands,
Except Per Share      First      Second      Third      Fourth
Data                 Quarter    Quarter     Quarter    Quarter      Total

1998
Net sales            $61,288    $75,231     $63,452    $62,248   $262,219
Gross profit          15,851     21,175      17,834     16,551     71,411
Net income             2,664      5,210       4,058      3,336     15,268
Diluted net income
 per common share        .40        .78         .61        .50       2.29
Basic net income per     .42        .81         .63        .52       2.39
 common share (1)

1997
Net sales            $43,675    $51,592     $48,140    $53,648   $197,055
Gross profit          12,983     15,547      14,807     14,466     57,803
Net income             2,529      3,885       3,453      2,894     12,761
Diluted net income
 per common share (1)    .39        .60         .52        .43       1.95

Basic net income per
 common share (1)        .41        .63         .56        .47       2.06

1 Due to the use of the weighted average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.

Five Year Financial Summary

Dollars in                 1998       1997       1996       1995       1994
Thousands, Except
Per Share Data
Summary of
Operations
Net sales               $262,219   $197,055   $159,662    $153,452   $146,620

Gross profit              71,411     57,803     47,760      44,614     43,274
Income from operations    27,278     21,848     15,547      13,613     12,961
Interest expense           4,026      2,325      3,443       5,733      6,711
Income before income
 taxes                    23,672     20,060     12,494       9,163      5,035
Net income                15,268     12,761      9,565       9,013      5,035

Financial Position at
December 31
Current assets          $121,894   $117,841    $89,748    $106,563   $102,621
Current liabilities       52,152     44,328     32,136      29,561     28,710
Working capital           69,742     73,513     57,612      77,002     73,911
Accounts receivable       70,806     72,190     55,141      69,087     72,393
Finance contracts
 receivable               15,590     11,241      8,161       7,716      5,647
Inventories               32,093     30,340     18,642      23,320     21,452
Property, plant and
 equipment, net           34,142     35,082     21,678      20,315     20,433
Total assets             184,547    176,223    120,125     134,923    131,027
Long-term debt            28,947     49,046     19,194      46,666     54,700
Total debt                29,544     49,718     19,372      46,863     54,880
Shareholders' equity      94,105     77,573     64,832      55,679     46,283

Common Share Summary
Diluted net income per
 share                     $2.29      $1.95      $1.54       $1.44       $.82
Basic net income per
 share                      2.39       2.06       1.56        1.46        .82
Dividends per share           --         --         --          --         --
Book value per share       14.61      12.49      10.53        8.96       7.50
Shares outstanding at
 year-end              6,438,945  6,212,686  6,158,720   6,216,765  6,169,523

Other Financial
 Statistics
Net cash provided by
 operating activities    $21,367    $15,119    $31,795      $9,701    $19,522
Capital expenditures       3,051      8,718      3,837       2,437      2,505
Depreciation               3,941      2,955      2,438       2,520      2,692
Current ratio           2.3 to 1   2.7 to 1   2.8 to 1    3.6 to 1   3.6 to 1
Percent total debt to
 total capitalization      23.9%      39.1%      23.0%       45.7%      54.2%
Net income as a percent
 of net sales               5.8%       6.5%       6.0%        5.9%       3.4%
After-tax return on
 shareholders' equity      17.8%      17.9%      15.9%       17.7%      11.6%
Employees at year-end      1,127      1,192        832         842        928
Common stock price
 range                22-1/2-11 24-15/16-9-3/8 12-6-7/8 9-5/8-6-1/4 8-1/2-5-3/8

Investor Information

Stock Prices and Dividends
                               Price Range                    Dividends
                       1998              1997              1998       1997
Stock Prices
 and Dividends
First Quarter    $22- 1/2 - 18-5/8   $11- 5/8  - 9-3/8     $ --       $ --
Second Quarter    22      - 16        17- 7/8  - 10          --         --
Third Quarter     21- 1/2 - 11        24- 5/8  - 16-5/8      --         --
Fourth Quarter    17- 1/2 - 12-3/4    24-15/16 - 19-3/8      --         --
                 -----------------   ------------------    ---------------
Year             $22- 1/2 - 11       $24-15/16 - 9-3/8     $ --       $ --