Form 10-K405, Exhibit 13
period 1999-12-31
GEHL CO
filed 2000-03-02
CIK 856386

[Page 13 of the Annual Report]

Reports of Management and Independant Accountants

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

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report also appears on this page. Included in the audit process was a review of the Company's system of internal controls. PricewaterhouseCoopers LLP annually provides to management and the Audit Committee recommendations to improve internal controls or enhance administrative procedures.


William D. Gehl
Chairman of the Board of Directors,
President and Chief Executive Officer


Kenneth P. Hahn
Vice President of Finance, Treasurer
and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of Gehl Company

In our opinion, the statements appearing on pages 18 through 27 present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 1999 and December 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Milwaukee, Wisconsin
February 10, 2000

[Pages 14 through 17 of the Annual Report]

Management's Discussion and Analysis

Overview
The Company's net income in 1999 was $20.2 million, a 32% increase from $15.3 million earned in 1998. Diluted earnings per share for 1999 were $3.17 compared to $2.29 reported for 1998. Basic earnings per share for 1999 were $3.29 versus $2.39 reported in 1998. Net sales in 1999 increased 9% to $285.8 million from $262.2 million in 1998. Construction equipment 1999 net sales increased 9% to $170.4 million and Agriculture equipment 1999 net sales increased 9% to $115.4 million. Construction equipment comprised 60% of Company net sales in 1999 versus 59% in 1998 and 52% in 1997. Agriculture equipment sales were 40% of Company net sales in 1999, down from 41% in 1998 and 48% in 1997.

Income from operations in 1999 increased 29% to $35.1 million. Construction equipment accounted for $23.7 million of the operating profit, while Agriculture equipment contributed the balance of $11.4 million. Interest expense in 1999 decreased $943,000, or 23%, to $3.1 million. Other expense, net, consisting primarily of the costs of selling finance contracts receivable, which was $1.2 million in 1998, increased in 1999 to $2.2 million.

The Company continued to reduce its Agriculture equipment accounts receivable in 1999, from $38.0 million at December 31, 1998 to $35.1 million at December 31, 1999. Cash flow provided by operating activities in 1999 was $25.0 million following $21.4 million provided by operating activities in 1998. Cash flow generated in 1999 was used to fund capital expenditures and repurchase approximately $18.5 million of the Company's stock during 1999. The Company has reduced its debt by $66.1 million, or 68%, during the last seven years, despite borrowing $27.7 million to fund the acquisition of Mustang Manufacturing Inc. in 1997, and $18.5 million to fund the repurchase of the Company's common stock during 1999. The Company's ratio of debt to total capital was 24.5% at December 31, 1999, as compared with 23.9% at December 31, 1998.

Results of Operations

1999 vs. 1998

Net Sales:

 ($ millions)               1999     1998     1997    1996     1995

 Construction Equipment   $170.4    $156.0   $101.7   $70.8   $64.4
 Agriculture Equipment     115.4     106.2     95.4    88.9    89.1
                          ------    ------   ------  ------  ------
 Total                    $285.8    $262.2   $197.1  $159.7  $153.5

 (% of total)
 Construction Equipment    59.6%     59.5%    51.6%   44.4%   42.0%
 Agriculture Equipment     40.4%     40.5%    48.4%   55.6%   58.0%

Net sales for 1999 of $285.8 million were 9% greater than the $262.2 million of net sales in 1998. Construction equipment net sales in 1999 were $170.4 million, 9% higher than sales of $156.0 million in 1998. Construction equipment sales in 1999 benefited from increased shipments of telescopic handler sales and shipments of the new mini-excavator product line introduced in mid-1999. Shipments of construction skid loaders declined slightly from 1998 levels due primarily to certain large customers deferring fourth quarter purchases until the new year.

Agriculture equipment net sales in 1999 increased 9% to $115.4 million from $106.2 million in 1998. The increase was due primarily to higher skid loader and forage harvesting equipment shipments which more than offset reduced levels of shipments of haytools and feedmaking equipment.

Of the Company's total net sales reported for 1999, $39.8 million represented sales made outside the United States compared with $41.4 million in 1998. The decrease in international sales was due to the economic slowdown in the Far East and Australia. Given the segments that the Company ships into, there exists some seasonality in the sales trends, primarily in the Company's second and third quarters, which historically have tended to be its strongest quarters for sales, while sales levels have historically tended to be lower in the first and fourth quarters.

Gross Profit: Gross profit in 1999 of $80.4 million was 13% higher than 1998's $71.4 million. Gross profit as a percent of net sales increased in 1999 to 28.1% from 27.2% in 1998.

Construction equipment gross profit as a percent of net sales for 1999 increased to 27.0% from 25.7% in 1998. This increase was due primarily to: 1) increased telescopic handler sales, which sales are at higher gross margins than other construction equipment; 2) improved efficiencies at the manufacturing plants; and 3) export sales, typically made at lower gross margins than domestic sales, constituting a smaller percentage of sales in 1999 than in 1998.

Agriculture equipment 1999 gross profit as a percent of net sales increased to 29.8% from 29.5% in 1998. This increase was due primarily to: 1) the favorable impact of a change in the mix of products shipped in 1999 versus products shipped in 1998; 2) higher production levels in 1999 over 1998 generating increased absorption of factory overhead; and 3) improved efficiencies realized at the manufacturing plants.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses increased $1.2 million, or 3%, to $45.3 million in 1999 as compared with $44.1 million in 1998 due to continued investment in engineering and sales related activities, as well as sales volume increases. As a percent of net sales, however, selling, general and administrative expenses in 1999 decreased to 15.8% from 16.8% in 1998.

Income from Operations:

 ($ millions)               1999    1998     1997     1996     1995

 Construction Equipment     $23.7   $19.4    $16.3    $12.9    $13.2
 Agriculture Equipment       11.4     7.9      5.5      2.6       .4
                            -----   -----    -----    -----    -----
 Total                      $35.1   $27.3    $21.8    $15.5    $13.6


Due primarily to higher net sales volume combined with controlled operating expense spending, income from operations in 1999 increased 29% from 1998 to $35.1 million. Construction equipment income from operations increased 22% in 1999 to $23.7 million from $19.4 million in 1998. The improvement was primarily due to the impact of increased Construction equipment sales volume and improved gross margin levels which were offset, in part, by increased expenditures in selling, general and administrative costs. Agriculture equipment income from operations increased 44% in 1999 to $11.4 million from $7.9 million in 1998. Increased Agriculture equipment sales volume coupled with an improved gross margin percentage and slightly reduced selling, general and administrative expense levels were the primary factors in generating this increase.

Interest Expense: Interest expense decreased $943,000, to $3.1 million, due to a lower level of average debt outstanding during 1999 than 1998 combined with a decrease in the average rate of interest paid by the Company in 1999 to 7.9% from 8.0% in 1998. During the last seven years, annual interest expense has declined $7.0 million, or 69%, from the peak of $10.1 million in 1992. Reductions in interest-bearing debt from $97.7 million at the end of 1992 to $31.6 million at December 31, 1999 and lower borrowing rates have resulted in the significant reduction in the Company's interest expense.

Other (Expense) Income, Net: Other expense, net increased $1.0 million to $2.2 million in 1999 from $1.2 million in 1998. This was primarily a result of selling $21.7 million more retail finance contracts to third parties during 1999 than in 1998, combined with lower finance rates offered to Gehl Finance customers and increasing discount rates used in selling finance contracts to third parties resulting from the general trend of overall interest rates.

Provision for Income Taxes: The Company s effective income tax rate of 35.5% for 1999 was consistent with 1998.

Net Income: Net income in 1999 of $20.2 million was 32% higher than 1998 s $15.3 million of net income. Diluted earnings per share were $3.17 in 1999 compared to $2.29 in 1998. Basic earnings per share were $3.29 in 1999 versus $2.39 in 1998. No dividends were declared in 1999 on the Company s common stock.

1998 vs. 1997

Net Sales: Net sales for 1998 of $262.2 million were 33% greater than the $197.1 million of net sales in 1997. Construction equipment net sales in 1998 were $156.0 million, 54% higher than sales of $101.7 million in 1997. The increase from 1997 levels was a result of 1998 including a full year of Mustang skid loader shipments versus only fourth quarter shipments in 1997 (the acquisition of the Mustang operation occurred on October 2, 1997), and increased shipments of telescopic handlers due to increased production capacity and increased demand as a result of the continuation of the favorable economic trends which prevailed in the United States construction industry.

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

Of the Company's total net sales reported for 1998, $41.4 million represented sales made outside the United States compared with $32.9 million in 1997. The increase was due primarily to the addition of Mustang product sales for the full year.

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

Provision for Income Taxes: The Company s effective income tax rate was 35.5% for 1998 versus 36.4% for 1997.

Net Income: Net income in 1998 of $15.3 million was 20% higher than 1997's $12.8 million of net income. Diluted earnings per share were $2.29 in 1998 compared to $1.95 in 1997. Basic earnings per share were $2.39 in 1998 versus $2.06 in 1997. No dividends were declared in 1998 on the Company's common stock.

Liquidity and Capital Resources

Working Capital: The Company's working capital remained relatively constant at $69.5 million at December 31, 1999 compared to $69.7 million twelve months earlier. The Company's current ratio at December 31, 1999 decreased to 2.2 to 1 from 2.3 to 1 at the same time a year ago. Cash on hand at December 31, 1999 was $1.0 million as compared to $887,000 a year earlier.

Cash Flow Provided by Operating Activities:

 ($ thousands)     1999        1998         1997         1996         1995

 Cash Flow        $24,964     $21,367      $15,119      $31,795      $9,701

In 1999, cash flow provided by operating activities was $25.0 million as compared to $21.4 million in 1998. Net income before depreciation and amortization was the primary cause of the positive cash flow. The 1999 cash flow was used to fund property, plant and equipment additions and repurchase approximately $18.5 million of the Company's stock.

Accounts Receivable: The Company's net accounts receivable decreased $2.3 million during 1999. Agriculture equipment accounts receivable at year-end 1999 decreased $2.9 million from a year earlier, while Construction equipment accounts receivables increased $600,000 over the same period.

Finance Contracts Receivable: Finance contracts receivable increased $3.8 million to $19.4 million at December 31, 1999. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $110.6 million at December 31, 1999 as compared to $85.5 million at year-end 1998. (See "Sales of Finance Contracts Receivable" following.)

Capital Expenditures:

 ($ thousands)           1999    1998    1997    1996    1995

 Capital Expenditures   $7,281  $3,051  $8,718  $3,837  $2,437

 Depreciation           $4,329  $3,941  $2,955  $2,438  $2,520

The Company expended $7.3 million for property, plant and equipment in 1999. Approximately $3.8 million was spent in conjunction with the expansion of the Company's two South Dakota manufacturing facilities and with the addition of certain equipment to increase production levels of skid loaders and telescopic handlers. The majority of the remaining 1999 expenditures were incurred to upgrade and maintain machinery and equipment, to enhance capability, to improve productivity and to improve product quality. Other than expenditures related to complete the plant expansions as described below, the Company had no significant outstanding commitments for capital items at December 31, 1999. The Company plans to make up to $20 million in capital expenditures in 2000, including approximately $9.8 million to complete the expansion of the two South Dakota manufacturing facilities and to add equipment necessary to increase production levels of skid loaders and telescopic handlers. The Company believes its present facilities, with these expansion projects, will be sufficient to provide adequate capacity for its operations in 2000.

Debt and Equity:

 December 31,                            1999   1998   1997    1996    1995
 ($ millions)

 Total Debt                              $31.6  $29.5  $49.7   $19.4   $46.9

 Shareholders' Equity                    $97.4  $94.1  $77.6   $64.8   $55.7

 % Total Debt to Total Capitalization     24.5%  23.9%  39.1%   23.0%   45.7%


At December 31, 1999, shareholders' equity had increased $3.3 million to $97.4 million from $94.1 million a year earlier. This increase primarily reflected the impact of the year's net income of $20.2 million partially offset by the $18.5 million expended to repurchase Company stock. An increase in debt of $2.1 million during 1999, to $31.6 million, resulted in a slight increase in the Company's capitalization ratio to 24.5% at December 31, 1999.

In March 1999, the Company's Board of Directors authorized the repurchase of up to 325,000 shares of the Company's outstanding common stock. In addition, in July 1999, the Board authorized a specific repurchase from an individual shareholder. During 1999 pursuant to these authorizations, the Company repurchased and cancelled an aggregate of 930,500 shares of its common stock at a total cost of approximately $18.5 million. As of December 31, 1999, the Company had the authority to buy up to 120,400 additional shares of its common stock under the repurchase program authorized in March 1999.

Borrowing Arrangements (See also Note 6 of Notes to Consolidated Financial Statements): The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2002, and is subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable and inventories. The interest rate paid on loans denominated in U.S. dollars is 2.00% above the London Interbank Offered Rate for one-month deposits ( LIBOR ). In Canada, where the Company may borrow up to $5.5 million, the interest rate is 2.50% above the Canadian one-month bankers' acceptance rates ("BA Rate"). At December 31, 1999, the Company had unused borrowing capacity of $49.8 million under the Facility, versus $53.1 million a year earlier. Management believes the Facility provides sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

The Company also has outstanding $8.4 million of 9% industrial development bonds with a 2010 final maturity; repayments commence in 2005.

Sales of Finance Contracts Receivable: The sale of finance contracts is an important component of the Company's overall liquidity. The Company has arrangements with several financial institutions and financial service companies to sell, with recourse, its finance contracts receivable. The Company continues to service substantially all contracts whether or not sold. At December 31, 1999, the Company serviced $110.6 million of such contracts, of which $89.7 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $296,000 in 1999 as compared to $155,000 in 1998. As a percentage of outstanding serviced contracts, the loss ratios were .3% and .2% in 1999 and 1998, respectively.

The Company incurred $2.9 million of costs in selling $77.0 million of its finance contracts in 1999, as compared to $1.1 million of costs in selling $55.4 million of such contracts in 1998. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts. Management believes the Company has sufficient capacity to sell its finance contracts for the foreseeable future.

Accounting Pronouncements: The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" which was originally effective for fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the effective date was delayed by one year and will be effective January 1, 2001 for the Company. Due to the Company's current limited use of derivative instruments, the adoption of this statement is not expected to materially effect the Company's financial condition or results of operations.

Year 2000
In 1995, a Company-wide program was initiated to ensure that its Information Technology ("IT") systems and applications were Year 2000 compliant. The initial focus of the Company's program contained the following steps: assessment of the relevant issues; planning the conversion; implementing the conversion; and testing. Those systems determined to be at risk were prioritized and plans were put in place to upgrade systems by remediation, replacement or outsourcing. Through December 1998, the assessment and planning phases had been completed for all IT systems and applications. The Company's objective, which was achieved, was to become Year 2000 compliant with its mission critical IT activities and systems by mid-1999, allowing substantial time for further testing, verification and the final completion of less important systems in the second half of 1999.

In addition to the IT systems review noted above, the Company initiated processes to review and to modify, where appropriate, other areas impacted by Year 2000. These areas included, but were not limited to, personal computer hardware and software, remote location access to IT systems, facility management and certain non-IT issues, such as the extent to which embedded chips were used in machinery and equipment used in operations. The Company completed assessments in all of the above areas and testing in all of these areas prior to the end of 1999.

In an attempt to further ensure Year 2000 compliance, the Company communicated with its significant vendors to determine the extent to which the Company was vulnerable to those third parties' failure to remediate their own Year 2000 compliance issues.

The Company incurred no significant Year 2000 compliance issues in connection with the transition from 1999 to 2000. Although it is possible that issues generally related to Year 2000 compliance may yet arise, the Company does not believe that any such issues would have a material adverse effect on its financial condition or results of operations. The Company expended approximately $400,000 to achieve Year 2000 compliance, the majority of which was spent in years prior to 1999.

Market Risk
The Company is exposed to market risk from changes in interest rates as well as fluctuations in currency. See further disclosure relating to variable rate debt under "Liquidity and Capital Resources - Borrowing Arrangements" above.

Interest Rate Risk: The Company's line-of-credit facility is primarily LIBOR-based and is subject to interest rate movements. A 10% increase or decrease in the average cost of the Company s variable rate debt would result in a change in pre-tax interest expense of approximately $185,000 based upon borrowings outstanding at December 31, 1999.

Commodity Risk: The Company is exposed to fluctuations in market prices for commodities, especially steel. Each one of the Company's business segments is subject to commodity price risk as the prices for raw materials change with movements in underlying commodity prices. Therefore, the Company has established various programs to manage the negotiations of commodity prices. In general, the Company enters into contracts with its vendors to lock in commodity prices at various times and for various periods in order to limit near-term exposure to fluctuations in raw material prices.

Currency Risk: The Company has limited exposure to foreign currency exchange fluctuations. Certain sales are made in Canadian dollars and Euros; however, to minimize this exposure, the Company borrows in Canadian dollars under its line-of-credit facility and, in certain circumstances, enters into currency hedge transactions relative to Euro billings.

Forward-Looking Statements
Certain matters discussed in this Annual Report (particularly in this section and the Chairman's Message) are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include such words as the Company "believes", "anticipates" or "expects", or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. The forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include competitive conditions in the markets served by the Company, changes in the Company's plans regarding capital expenditures, general economic conditions, changes in commodity prices, especially milk, market acceptance of existing and new products offered by the Company, changes in the cost of raw materials and component parts purchased by the Company, and interest rate and foreign currency fluctuations. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

[Pages 18 through 28 of the Annual Report]

                         GEHL COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS



In Thousands, Except Share Data - December 31,       1999         1998

Assets
Cash                                             $  1,010      $   887

Accounts receivable - net                          68,551       70,806

Finance contracts receivable - net                 12,074        9,786

Inventories                                        35,206       32,093

Prepaid income taxes                                8,431        7,138

Prepaid expenses and other current assets             511        1,184
                                                 --------     --------
  Total current assets                            125,783      121,894
                                                 --------     --------
Property, plant and equipment - net                37,028       34,142

Finance contracts receivable - net, non-current     7,311        5,804

Intangible assets                                  15,706       16,451

Other assets                                        8,332        6,256
                                                 --------     --------
Total assets                                     $194,160     $184,547
                                                 ========     ========

Liabilities and Shareholders' Equity

Current portion of long-term debt obligations    $    519     $    597

Accounts payable                                   25,077       23,562

Accrued liabilities                                30,703       27,993
                                                 --------      -------
  Total current liabilities                        56,299       52,152
                                                 --------     --------
Line of credit facility                            22,038       19,359

Long-term debt obligations                          9,059        9,588

Deferred income taxes                               3,949        3,943

Other long-term liabilities                         5,391        5,400
                                                 --------     --------
  Total long-term liabilities                      40,437       38,290
                                                 --------     --------

Common stock, $.10 par value, 25,000,000 shares
  authorized, 5,645,620 and 6,438,945 shares
  outstanding at December 31, 1999 and 1998,
  respectively                                        565          644

Preferred stock, $.10 par value, 2,000,000
  shares authorized, 250,000 shares designated
  as Series A preferred stock, no shares issued         -            -

Capital in excess of par                           11,294       28,330

Retained earnings                                  86,468       66,283

Accumulated other comprehensive loss                 (903)      (1,152)
                                                 --------     --------
Total shareholders' equity                         97,424       94,105
                                                 --------     --------

Total liabilities and shareholders' equity       $194,160     $184,547
                                                 ========     ========
 Contingencies (Notes 3 and 12)

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Share Data -
  Year Ended December 31,                    1999        1998        1997
                                          --------    --------    --------
Net sales                                 $285,822    $262,219    $197,055

  Cost of goods sold                       205,465     190,808     139,252
                                          --------    --------    --------
Gross profit                                80,357      71,411      57,803

  Selling, general and administrative
     expenses                               45,300      44,133      35,955
                                          --------    --------    --------
Income from operations                      35,057      27,278      21,848

  Interest expense                          (3,083)     (4,026)     (2,325)

  Interest income                            1,555       1,655       1,429

  Other (expense) income, net               (2,235)     (1,235)       (892)
                                          --------    --------    --------
Income before income taxes                  31,294      23,672      20,060

  Provision for income taxes                11,109       8,404       7,299
                                          --------    --------    --------
Net income                                $ 20,185    $ 15,268    $ 12,761
                                          ========    ========    ========

Diluted net income per common share       $   3.17    $   2.29    $   1.95
                                          ========    ========    ========
Basic net income per common share         $   3.29    $   2.39    $   2.06
                                          ========    ========    ========

The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In Thousands    Total Comprehensive  Retained   Accumulated   Common  Capital
                         Income      Earnings     Other       Stock     in
                                               Comprehensive          Excess
                                                  Loss                 of Par
Balance at
December 31,
1996           $64,832                $38,254     $(193)       $616   $26,155

Comprehensive
Income:

Net income      12,761    $12,761      12,761

Minimum pension
liability
adjustments, net
of $108 of taxes  (189)      (189)                 (189)
                          -------
Comprehensive              12,572
Income
                          =======
Exercise of
stock options      362                                            5      357

Purchase of
stock warrant     (193)                                                 (193)
                 ------                -------   ------        ------  -------
Balance at
December 31,
1997            77,573                 51,015      (382)        621   26,319

Comprehensive
Income:

Net income      15,268     15,268      15,268

Minimum pension
liability
adjustments,
net of $415
of taxes          (770)      (770)                 (770)
                           ------
Comprehensive
Income                     14,498
                           ======
Exercise of
stock options/
warrant          1,652                                           23    1,629

Other              382                                                   382
                ------                 -------   ------       -----   -------
Balance at
December 31,
1998            94,105                 66,283    (1,152)        644   28,330

Comprehensive
Income:

Net income      20,185     20,185      20,185

Minimum pension
liability
adjustments,
net of $134
of taxes           249        249                   249
                          -------
Comprehensive
Income                    $20,434
                          =======
Exercise of
 stock options   1,070                                           14    1,056

Treasury stock
purchases/
cancellations  (18,523)                                         (93) (18,430)

Other              338                                                   338
                ------                -------    ------       -----  -------
Balance at
December 31,
1999           $97,424                $86,468   $  (903)      $ 565  $11,294
               =======                =======   ========      =====  =======

The accompanying notes are an integral part of the financial statements

                         GEHL COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 In Thousands - Year Ended
    December 31,                           1999       1998      1997

 Cash Flows from Operating Activities

 Net income                              $ 20,185   $ 15,268  $ 12,761

 Adjustments to reconcile net income
   to net cash provided by
   operating activities:

   Depreciation                             4,329      3,941     2,955

   Amortization                               782        807       256

   (Gain) loss on sale of equipment           (46)         2        13

   Cost of sales of finance contracts       2,911      1,088     1,123

   Deferred income taxes                   (1,421)      (177)    1,592

   Proceeds from sales of finance
    contracts                              74,128     54,267    35,962

   Increase (decrease) in cash
    due to changes in:

     Accounts receivable - net              2,255      1,384     1,451
     Finance contracts receivable -
      net                                 (80,834)   (59,704)  (39,285)

     Inventories                           (3,113)    (1,808)   (3,816)

     Prepaid expenses and other
      current assets                          843         70      (291)

     Other assets                             542        377       689

     Accounts payable                       1,515      1,350     1,165

     Accrued liabilities                    2,888      4,502       544
                                         ________   ________  ________
       Net cash provided by
        operating activities               24,964     21,367    15,119
                                         ________   ________  ________

 Cash Flows from Investing Activities

 Property, plant and equipment
   additions                               (7,281)    (3,051)   (8,718)

 Acquisition of business -
   net of cash acquired                         -          -   (27,857)

 (Increase) decrease in unexpended
   plant construction fund                    (40)       (42)       20

 Proceeds from sale of equipment              112         13       215

 (Increase) decrease in other assets       (2,673)      (621)       45

 Other                                          -          -      (189)
                                          _______   ________    ________
       Net cash (used for) investing
        activities                         (9,882)    (3,701)  (36,484)
                                          _______   ________    ________

 Cash Flows from Financing Activities

 Proceeds from(repayment of)
   revolving credit loans                   2,679    (19,998)   18,258

 Decrease in other
   long-term obligations                     (607)      (176)     (292)

 Increase in other long-
   term liabilities                           422        504       261
 Proceeds from issuance of common
   stock                                    1,070      1,652       362

 Purchase of stock warrant                      -          -      (193)

 Treasury stock purchases                 (18,523)         -         -
                                         ________    ________  ________
       Net cash (used for) provided by
        financing activities              (14,959)   (18,018)   18,396
                                         ________    ________  ________

 Net increase (decrease) in cash              123       (352)   (2,969)

 Cash, beginning of year                      887      1,239     4,208
                                         --------    --------  --------
 Cash, end of year                       $  1,010    $   887  $  1,239
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

Intangible Assets: The cost in excess of the fair market value of net assets acquired (goodwill) arising from the acquisition of Mustang is being amortized on the straight-line basis over 30 years. A five year noncompete agreement with the former owners of Mustang is being amortized on the straight-line basis over the life of the agreement. Accumulated amortization of intangible assets at December 31, 1999 and 1998 is $1,683,000 and $937,000, respectively.

Foreign Currency Transactions: Foreign currency transaction gains and (losses) are included in the determination of income. Foreign currency losses were $15,000, $130,000 and $98,000 in 1999, 1998 and 1997, respectively.

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

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $3.0 million, $2.8 million and $2.3 million in 1999, 1998 and 1997, respectively.

Other (Expense) Income: Other (expense) income is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, amortization of debt issue costs, and royalty and license (expense) income.

Accounting Pronouncements: The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" which was originally effective for fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the effective date was delayed one year and will be effective January 1, 2001 for the Company. Due to the Company's current limited use of derivative instruments, the adoption of this statement is not expected to materially effect the Company's financial condition or results of operations.

Note 2 - Acquisition of Business

On October 2, 1997, the Company acquired all of the issued and outstanding shares of capital stock of Mustang for $27.7 million. Mustang designs, manufactures and distributes skid steer loaders and related attachments. This acquisition has been accounted for as a purchase and the results of operations of Mustang have been included in the Company's consolidated financial statements since the date of the acquisition. The following unaudited pro-forma consolidated results of operations for the year ended December 31, 1997 are presented as if the acquisition occurred as of January 1, 1997 (in thousands, except per share data):

 Year ended December 31               1997

 Net sales                           $ 240,532

 Net income                             12,658

 Diluted net income per share             1.93

 Basic net income per share               2.04

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

Note 3 - Accounts Receivable and Finance Contracts Receivable
Accounts receivable and finance contracts receivable were comprised of the following (in thousands):

 December 31,                     1999         1998

 Accounts receivable            $72,999      $74,360

 Less allowances for:

   doubtful accounts             (1,687)      (1,305)

   returns and dealer
   discounts                     (2,761)      (2,249)
                                -------      -------
                                $68,551      $70,806
                                =======      =======
 Finance contracts receivable   $23,285      $17,784

 Less: unearned interest         (2,396)      (1,201)
       allowance for doubtful
            accounts             (1,504)        (993)
                                -------     --------
                                 19,385       15,590

 Less: non-current portion       (7,311)      (5,804)
                                -------     --------
   Current portion             $ 12,074      $ 9,786
                                =======      =======

The finance contracts receivable at December 31, 1999 have a weighted average interest rate of approximately 6.75%.

The Company has entered into various agreements with third parties to sell with recourse certain finance contracts receivable. The finance contracts require periodic installments of principal and interest over periods of up to 60 months; interest rates are based on market conditions. The Company has retained the servicing of substantially all of these contracts which generally have maturities of 12 to 60 months. Amounts to cover potential losses on these sold receivables are included in the allowance for doubtful accounts.

The following summarizes the Company's sales of retail finance contracts receivable during 1999 and 1998 (in thousands):

                                   1999        1998
 Value of contracts sold
   - net of $6.1 million and
   $4.8 million, respectively,
   of unearned interest          $77,039      $55,355

 Cash received on sales of
   contracts                      74,128       54,267
                                 -------      -------
 Cost of sales of finance
   contracts                     $ 2,911      $ 1,088
                                 =======      =======
 Net receivables outstanding
   at December 31 relating
   to finance contracts sold     $90,331      $71,329
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

Note 4 - Inventories

If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):


 December 31,                          1999           1998

Raw materials and supplies        $  17,371      $  15,656

Work-in-process                       5,767          5,863

Finished machines and parts          31,263         29,970
                                  ---------      ---------
 Total current cost value            54,401         51,489

 Adjustment to LIFO basis           (19,195)       (19,396)
                                  ---------      ---------
                                   $ 35,206       $ 32,093
                                  =========      =========

Note 5 - Property, Plant and Equipment - Net

Property, plant and equipment consisted of the following (in thousands):

 December 31,                          1999           1998

 Land                              $  1,838       $  1,838

 Buildings                           28,202         25,781

 Machinery and equipment             42,389         38,669

 Autos and trucks                       256            350

 Office furniture and fixtures        9,282          8,995
                                   --------       --------
                                     81,967         75,633
 Less:  accumulated
   depreciation                     (44,939)       (41,491)
                                   ________       ________
Property, plant and
   equipment - net                 $ 37,028       $ 34,142
                                   ========       ========

Note 6 - Debt Obligations

A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):

 December 31,                          1999           1998

 Line of credit facility            $22,038        $19,359

 9.0% industrial
  development bonds                   8,400          8,400

 Other debt obligations               1,178          1,785
                                   --------        -------
                                     31,616         29,544

 Less: current portion                 (519)          (597)
                                   --------        -------
 Long-term debt obligations         $31,097        $28,947
                                   ========        =======

The Company maintains a $75 million line of credit facility (the Facility) which expires December 31, 2002. Interest is paid monthly on outstanding borrowings under the Facility as follows: borrowings in Canadian denominated dollars up to a $5.5 million credit line are at 2.5% above the Canadian one-month bankers' acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.0% above the London Interbank Offered Rate for one-month deposits (LIBOR). Under the Facility, $25 million is tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable.

At December 31, 1999, the Company had unused borrowing capacity of approximately $49.8 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $550,000 until the first mandatory bond redemption period in 2003. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund and interest subsequently earned. Financial covenants related to the industrial development bonds require the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

Annual maturities of debt obligations are as follows (in thousands):

 2000          $   519

 2001              170

 2002           22,106

 2003              421

 2004                -

 Later years     8,400
               -------
               $31,616
               =======

Interest paid on total debt obligations was $3.0 million, $4.1 million and $2.4 million in 1999, 1998 and 1997, respectively.

Note 7 - Accrued Liabilities

Accrued liabilities were comprised of the following (in thousands):

 December 31,                          1999          1998

 Accrued salaries and wages         $ 6,728        $ 5,516

 Dealer recourse deposits             2,418          2,441

 Accrued warranty costs               5,796          4,754

 Accrued product liability costs      3,760          3,833

 Accrued income taxes                 3,225          2,934

 Other                                8,776          8,515
                                    -------        -------
                                    $30,703        $27,993
                                    =======        =======
Note 8 - Income Taxes

The income tax provision recorded for the years ended December 31, 1999, 1998 and 1997 consisted of the following (in thousands):

 Year Ended
 December 31,     Federal      State       Total

 1999  Current   $ 12,080       $ 450     $ 12,530

       Deferred    (1,421)          -       (1,421)
                 --------       -----     --------
       Total     $ 10,659       $ 450     $ 11,109
                 ========     ========    ========

 1998  Current   $  8,232       $ 349     $  8,581

       Deferred      (177)          -         (177)
                 --------     -------     --------
       Total     $  8,055       $ 349     $  8,404
                 ========     =======     ========

 1997  Current   $  5,552       $ 155     $  5,707

       Deferred     1,592           -        1,592
                 --------     -------     --------
       Total      $ 7,144       $ 155      $ 7,299
                 ========     =======     ========

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):

 Year Ended December 31,          1999    1998     1997

 Federal statutory rate          35.0%    35.0%    35.0%

 State income taxes, net of
   Federal income tax effect       .9       1.0      .5

 Other, net                       (.4)     (.5)      .9
                                 -----    -----    -----
                                 35.5%    35.5%    36.4%
                                =======  =======  =======


The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

 December 31,                        1999        1998

   Accrued expenses and reserves   $8,237      $7,422

   Asset valuation reserves         1,693       1,182

   Operating loss carryforwards       251         844

   Tax credit carryforwards           309         522

   Installment sales               (1,417)     (1,890)

   Property, plant and equipment   (2,936)     (2,932)

   Other, net                      (1,109)     (1,099)

   Valuation allowance               (546)       (854)
                                  -------     -------
    Net deferred tax asset       $  4,482    $  3,195
                                 ========    ========

 The net asset is included in the consolidated balance sheet in the following captions (in thousands):

 December 31,                        1999        1998

   Prepaid income taxes          $  8,431    $  7,138

   Deferred income taxes           (3,949)     (3,943)
                                   ------      ------
                                 $  4,482    $  3,195
                                   ======      ======

At December 31, 1999, the Company had state net operating loss carryforwards of $4.8 million which will be available for the reduction of future income tax liabilities. A valuation allowance has been recorded against these carryforwards for which utilization is uncertain.

Cash paid related to income taxes during 1999, 1998 and 1997 was $11.9 million, $7.0 million and $5.5 million, respectively.

Note 9 - Employee Retirement Plans

The Company sponsors two qualified defined benefit pension plans for certain of its employees. The following schedules set forth a reconciliation of the changes in the plans' benefit obligation and fair value of plan assets and a statement of the funded status (in thousands):


 December 31,                               1999            1998

 Reconciliation of benefit
 obligation:

 Obligation at beginning of year       $ 29,953        $ 27,990

 Service cost                               573             525

 Interest cost                            2,107           2,037

 Actuarial (gain) loss                     (392)          1,159

 Benefit payments                        (1,812)         (1,758)
                                       --------        --------
 Obligation                            $ 30,429        $ 29,953

 Reconciliation of fair value of plan
 assets

 Fair value of plan assets at
  beginning of year                    $ 27,087        $ 30,199

 Actual return on plan asset              2,210          (1,898)

 Employer contributions                     588             544

 Benefit payments                        (1,812)         (1,758)
                                       --------        --------
 Fair value of plan assets             $ 28,073        $ 27,087

 Funded Status:

 Funded status at end of year          $ (2,356)       $ (2,866)

 Unrecognized prior service cost          1,099           1,247

 Unrecognized loss                        4,746           5,104
                                       --------        --------
 Net amount recognized                    3,489           3,485
 Employer contributions paid
  between 9/30 and 12/31                      -             358
                                       --------        --------
 Net amount recognized at December 31  $  3,489        $  3,843

 The following table provides the amounts recognized in the statement of financial position (in thousands):

 December 31,                              1999            1998

 Prepaid benefit cost                  $  3,489        $  3,485

 Accrued benefit liability               (1,028)         (1,295)

 Intangible asset                            26              29

 Accumulated other
  comprehensive loss                      1,002           1,266
                                        -------         -------
 Net amount recognized                    3,489           3,485
 Employer contributions paid
  between 9/30 and 12/31                      -             358
                                        -------         -------
 Net amount recognized at December 31  $  3,489        $  3,843

 The following table provides disclosure of Net Periodic Benefit Cost (in thousands):

 Year Ended December 31,                  1999        1998        1997

 Service cost                          $   573     $   525     $   493

 Interest cost                           2,107       2,037       1,901

 Expected return on plan assets         (2,398)     (2,244)     (2,098)

 Amortization of transition asset            -        (272)       (436)

 Amortization of prior service cost        149         149         149

 Amortization of net loss                  154         126          20
                                       -------     -------     -------
 Net periodic benefit cost             $   585     $   321     $    29

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                      1999          1998
 Weighted-average assumptions
 as of September 30:

 Discount rate                       8.25%         7.25%

 Expected return on plan assets      9.00%         9.00%

 Rate of compensation increase       4.00%         4.00%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the plan having accumulated benefit obligations in excess of plan assets were $16.0 million, $14.2 million and $13.4 million, respectively, as of December 31, 1999.

The measurement date used for each of the actuarial calculations was September
30. Plan assets consist principally of common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974.

In addition, the Company maintains an unfunded supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $1.8 million and $1.5 million at December 31, 1999 and 1998, respectively, using a discount rate of 8.25% in 1999 and 7.25% in 1998.

The Company maintains a savings and profit sharing plan. The Company matches 50% of non-bargaining unit employee contributions to the plan not to exceed 6% of the employees annual compensation. Vesting of Company contributions occur at the rate of 20% per year. Contributions approximated $632,000, $577,000 and $436,000 in 1999, 1998 and 1997, respectively.

The Company maintains a defined contribution plan that covers certain employees not covered by a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company contributed approximately $407,000, $329,000 and $287,000 in connection with this plan in 1999, 1998 and 1997, respectively.

The Company provides postretirement benefits to certain retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 180.

The following schedules set forth a reconciliation of the changes in the postretirement plan's benefit obligation and funded status (in thousands):

 December 31,                         1999          1998

 Reconciliation of benefit
 obligation:

 Obligation at beginning of year    $1,507        $1,407

 Service cost                           59            40

 Interest cost                         127           110

 Actuarial loss                        181           175

 Benefit payments                     (157)         (225)
                                   -------       -------
 Obligation                        $ 1,717       $ 1,507

 Funded Status:

 Funded status at end of year      $(1,717)      $(1,507)

 Unrecognized transition
 obligation                            293           316

 Unrecognized loss                     842           710
                                   -------       -------
 Net amount recognized             $  (582)      $  (481)
                                   =======       =======
The following table provides disclosure of the net periodic benefit cost (in thousands):

 Year ended December 31,                 1999   1998    1997

 Service cost                            $ 59   $ 40    $ 45

 Interest cost                            127    110     100

 Amortization of transition obligation     23     23      23

 Amortization of net loss                  50     37      23
                                         ----   ----    ----
 Net periodic benefit cost               $259   $210    $191
                                         ====   ====    ====
The assumed health care cost rate trend used in measuring the accumulated postretirement benefit obligation at December 31, 1999 was 7% decreasing to 5% over four years and at December 31, 1998 was 8% decreasing to 5% over four years. The discount rate used in determining the accumulated postretirement obligation was 8.25% in 1999, 7.25% in 1998 and 7.5% in 1997.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

 December 31,                         1% Increase     1% Decrease

 Effect on total of service and
 interest cost components of net
 periodic postretirement health
 care benefit cost                      $17,623        $(14,982)

 Effect on the health care
 component of the accumulated
 postretirement benefit
 obligation                             $98,509        $(82,091)

Note 10   Shareholders' Equity

During April 1996, the 1995 Stock Option Plan was adopted by the Company as approved by the shareholders (the "1995 Plan"), which authorized the granting of options for up to 600,000 shares of the Company's common stock. In addition, through its expiration in December 1996, the Company was authorized to grant options for up to 530,000 shares of the Company s common stock under the 1987 Stock Option Plan. The 1995 Plan provides that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options generally vest ratably over a period not exceeding three years after the grant date. The option period shall not be more than ten years after the grant date.

Following is a summary of activity in the stock option plans for 1997, 1998 and 1999:

                                    Shares     Weighted
                                    Subject    Average
                                   to Option    Option
                                                Price

Outstanding, January 1, 1997     593,489      $ 7.81

  Granted                         96,000       19.59
  Exercised                      (41,084)       6.70
  Cancelled                       (5,000)      14.88
                                 -------       -----
Outstanding, December 31, 1997   643,405      $ 9.58

  Granted                        117,750       14.54
  Exercised                      (92,359)       7.67
  Cancelled                      (13,002)       8.61
                                 -------      ------
Outstanding, December 31, 1998   655,794      $10.76

  Granted                        119,500       18.71
  Exercised                     (135,992)       7.72
  Cancelled                      (31,668)      16.73
                                 -------      ------
Outstanding, December 31, 1999   607,634      $12.69
                                 =======      ======

Exercisable, December 31, 1999   396,633      $10.10
                                 =======      ======

The exercise price for options outstanding at December 31, 1999 range from $3.00 to $22.50 per share. The weighted-average remaining contractual life of these options approximates seven years.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options granted under the stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1997, 1998 and 1999 consistent with the provisions of SFAS No. 123, the Company's pro-forma net income and earnings per share would have been as presented below (in thousands, except per share data):

 Year ended December 31,           1999     1998     1997

 Net income                     $19,820  $14,831  $12,414

 Diluted net income per share      3.12     2.23     1.90

 Basic net income per share        3.24     2.33     2.00

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997:

 For the year ended December 31,      1999    1998      1997

 Expected stock price volatility     25.9%   19.7%     19.1%
 Risk-free interest rate              6.3%    4.8%      6.1%
 Expected life of options - years       7       7         7

The weighted-average grant-date fair value of options granted during 1999, 1998 and 1997 was $8.21, $5.13 and $7.60, respectively.

In March 1999, the Company's Board of Directors authorized the repurchase of up to 325,000 shares of the Company's outstanding common stock. In addition, in July 1999, the Board authorized a specific repurchase from an individual shareholder. During 1999 pursuant to these authorizations, the Company repurchased and cancelled an aggregate of 930,500 shares of its common stock at a total cost of approximately $18.5 million. As of December 31, 1999, the Company had the authority to buy up to 120,400 additional shares of its common stock under the repurchase program authorized in March 1999.

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

Note 11 - Earnings Per Share

Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. A reconciliation of the shares used in the computation follows (in thousands):

 Year Ended December 31,            1999       1998       1997

 Basic shares                      6,126      6,376      6,194

 Effect of warrants and options      233        286        348
                                   -----      -----      -----
 Diluted shares                    6,359      6,662      6,542
                                   =====      =====      =====
Note 12 - Contingencies

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

Construction equipment is manufactured and distributed for customers in the construction market. Products include a diversified offering of skid loaders, telescopic handlers, mini-excavators and paving equipment. As of December 31, 1999, 49% of the Company's accounts receivable were from customers in the construction market.

Agricultural equipment is manufactured and distributed for customers in the dairy, livestock and poultry agricultural sectors. The products include equipment for haymaking, forage harvesting, feed making, manure handling and materials handling. As of December 31, 1999, 51% of the Company's accounts receivable were from customers in the agricultural sector.

Unallocated assets are cash, deferred income taxes and other assets not identified with the Company's segments.

 Year Ended December 31,       1999        1998         1997

 Net Sales

  Construction             $170,364     $156,008     $101,635
  Agriculture               115,458      106,211       95,420
                           --------     --------     --------
   Consolidated            $285,822     $262,219     $197,055
                           ========     ========     ========
 Income from
   Operations

  Construction             $ 23,661     $ 19,384     $ 16,277
  Agriculture                11,396        7,894        5,571
                           --------     --------     --------
   Consolidated            $ 35,057     $ 27,278     $ 21,848
                           ========     ========     ========
 Assets (Year-end)
  Construction             $102,298     $ 92,472     $ 86,647
  Agriculture                76,803       77,766       78,281
  Unallocated                15,059       14,309       11,295
                           --------     --------     --------
   Consolidated            $194,160     $184,547     $176,223
                           ========     ========     ========
 Depreciation/
   Amortization

  Construction             $  2,992     $  2,687     $  1,225
  Agriculture                 2,092        2,033        1,957
  Unallocated                    27           28           29
                           --------     --------     --------
   Consolidated            $  5,111     $  4,748     $  3,211
                           ========     ========     ========
 Capital Expenditures

  Construction             $  3,852     $  1,827     $  5,265
  Agriculture                 3,429        1,224        3,453
                           --------     --------     --------
   Consolidated            $  7,281     $  3,051     $  8,718
                           ========     ========     ========

Exports of U.S. produced products were approximately $39.8 million, $41.4 million and $32.9 million in 1999, 1998 and 1997, respectively.

Note 14 - Quarterly Financial Data (unaudited)

 In Thousands,
 Except Per        First       Second       Third      Fourth
 Share Data       Quarter     Quarter      Quarter     Quarter      Total
 1999

 Net sales      $68,963      $83,848     $69,838     $63,173     $285,822

 Gross profit    18,776       24,115      20,643      16,823       80,357

 Net income       3,504        6,772       6,101       3,808       20,185

 Diluted net
 income per
 common share       .52         1.01        1.00         .64         3.17

 Basic net
 income per
 common share(1)    .54         1.05        1.04         .67         3.29

 1998

 Net sales      $61,288      $75,231     $63,452     $62,248     $262,219

 Gross profit    15,851       21,175      17,834      16,551       71,411

 Net income       2,664        5,210       4,058       3,336       15,268

 Diluted net
 income per
 common share       .40          .78         .61         .50         2.29

 Basic net
 income per
 common share(1)    .42          .81         .63         .52         2.39

1 Due to the use of the weighted-average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.

                         GEHL COMPANY AND SUBSIDIARIES
                          FIVE-YEAR FINANCIAL SUMMARY


 Dollars in         1999        1998         1997       1996       1995
 Thousands,
 Except Per
 Share Data

 Summary of
 Operations

 Net sales       $285,822    $262,219     $197,055   $159,662   $153,452

 Gross profit      80,357      71,411       57,803     47,760     44,614

 Income from
 operations        35,057      27,278       21,848     15,547     13,613

 Interest
 expense            3,083       4,026        2,325      3,443      5,733

 Income before
 income taxes      31,294      23,672       20,060     12,494      9,163

 Net income        20,185      15,268       12,761      9,565      9,013

 Financial
 Position at
 December 31

 Current assets  $125,783    $121,894     $117,841    $89,748   $106,563

 Current
 liabilities       56,299      52,152       44,328     32,136     29,561

 Working
 capital           69,484      69,742       73,513     57,612     77,002

 Accounts
 receivable        68,551      70,806       72,190     55,141     69,087

 Finance
 contracts
 receivable        19,385      15,590       11,241      8,161      7,716

 Inventories       35,206      32,093       30,340     18,642     23,320

 Property,
 plant and
 equipment,
 net               37,028      34,142       35,082     21,678     20,315

 Total assets     194,160     184,547      176,223    120,125    134,923

 Long-term debt    31,097      28,947       49,046     19,194     46,666

 Total debt        31,616      29,544       49,718     19,372     46,863

 Shareholders'
 equity            97,424      94,105       77,573     64,832     55,679

 Common Share
 Summary

 Diluted net
 income per
 share              $3.17       $2.29        $1.95      $1.54     $1.44

 Basic net
 income per
 share               3.29        2.39         2.06       1.56      1.46

 Dividends per
 share                --          --            --         --       --

 Book value per
 share              17.26       14.61        12.49      10.53      8.96

 Shares
 outstanding at
 year-end       5,645,620   6,438,945    6,212,686  6,158,720 6,216,765

 Other
 Financial
 Statistics

 Net cash
 provided by
 operating
 activities       $24,964     $21,367      $15,119    $31,795    $9,701

 Capital
 expenditures       7,281       3,051        8,718      3,837     2,437

 Depreciation       4,329       3,941        2,955      2,438     2,520

 Current ratio   2.2 to 1    2.3 to 1     2.7 to 1   2.8 to 1  3.6 to 1

 Percent total
 debt to total
 capitalization      24.5%       23.9%        39.1%      23.0%     45.7%

 Net income as
 a percent of
 net sales            7.1%        5.8%         6.5%       6.0%      5.9%

 After-tax
 return on
 average
 shareholders'
 equity              21.1%       17.8%        17.9%      15.9%     17.7%

 Employees at
 year-end           1,118       1,127        1,192        832       842

 Common stock
 price range    23-1/2-14   22-1/2-11  24-15/16-9-3/8  12-6-7/8  9-5/8-6-1/4

Investor Information
                               Price Range                      Dividends
                        1999                1998            1999        1998
 Stock Prices
 and Dividends

 First Quarter   $18-1/8   - 14      $22- 1/2  - 18-5/8  $ --        $ --
 Second Quarter   23       - 14 1/8   22       - 16        --          --
 Third Quarter    23-1/2   - 17 1/8   21- 1/2  - 11        --          --
 Fourth Quarter   19-11/16 - 16-5/8   17- 1/2  - 12-3/4    --          --
                 ------------------  ------------------  -------     -------
   Year          $23-1/2   - 14      $22-1/2   - 11      $ --        $ --
                 ==================  ==================  ==========  ==========