Form 10-K405, Exhibit 13
period 2000-12-31
GEHL CO
filed 2001-03-30
CIK 856386

[Page 11 of the Annual Report]

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

In our opinion, the statements appearing on pages 18 through 27 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 2000 and December 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Milwaukee, Wisconsin
February 12, 2001

[Pages 12 through 17 of the Annual Report]

                      Management's Discussion and Analysis
Overview

     The Company's net income in 2000 was $9.7 million, or $1.72 per diluted share, compared with $20.2 million, or $3.17 per diluted share, in 1999. The 2000 net income included an after-tax gain of $.5 million, or $.10 per diluted share, recognized on the disposal of a former branch service center. Basic earnings per share for 2000 were $1.76 versus $3.29 reported in 1999. Net sales in 2000 of $258.1 million were 11.5% below the $291.4 million in 1999. The reduced sales levels were due primarily to the slowing U.S. economy, the weak Euro abroad, effects of increased interest rates on domestic housing starts, low milk prices and high fuel costs. Construction equipment sales in 2000 of $151.1 million were 13% below 1999 levels, while agriculture equipment sales in 2000 of $107.0 million were 9% below 1999 levels. Construction equipment comprised 59% of Company net sales in 2000 versus 60% in 1999. Agriculture equipment sales were 41% of Company net sales in 2000, versus 40% in 1999.

       Income from operations in 2000 was $22.0 million, with construction equipment accounting for $14.0 million, while agriculture equipment contributed the balance of $8.0 million. Interest expense in 2000 increased $1.6 million, to $4.7 million. Other expense, net, consisting primarily of the costs of selling finance contracts receivable, which was $2.2 million in 1999, increased in 2000 to $4.1 million.

     The Company's total debt increased to $61.1 million at December 31, 2000 from $31.6 million at December 31, 1999. The increase was primarily due to the funding of capital expenditure projects, the repurchase of $5.9 million of the Company's stock during 2000 and an increase in working capital, primarily inventories and finance contracts receivables. The Company's ratio of debt to total capital was 37.2% at December 31, 2000, as compared with 24.5% at December 31, 1999.

     After seven consecutive years of progressively increasing sales and earnings, the slowdown of the U.S. economy, which began in the second half of 2000, negatively impacted the Company's business. The Company's management continues to adjust to the rapidly changing economic environment by reducing headcount and decreasing production levels to meet lowered demand. The Company also continues to position itself and make investments for long-term growth, all as part of the ongoing efforts to enhance shareholder value.

     The Company has adopted the Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs", which is effective for the year ended December 31, 2000. In conjunction with such adoption, the Company has reclassified shipping and handling fees and costs for both current and prior periods into net sales and cost of sales in the accompanying statements of income. Prior to the adoption, the Company recorded such fees and costs on a net basis as a component of selling, general and administrative expenses.

Results of Operations
2000 vs. 1999
Net Sales:

 ($ millions)             2000     1999     1998    1997    1996

 Construction Equipment   $151.1   $173.6  $159.2  $103.7    $72.3
 Agriculture Equipment     107.0    117.8   108.4    97.3     90.6
                          ------   ------  ------  ------   ------
      Total               $258.1   $291.4  $267.6  $201.0   $162.9

  (% of total)

 Construction Equipment   58.5%    59.6%   59.5%   51.6%    44.4%
 Agriculture Equipment    41.5%    40.4%   40.5%   48.4%    55.6%

     Net sales for 2000 of $258.1 million were 11.5% below the $291.4 million of net sales in 1999. Construction equipment net sales in 2000 were $151.1 million, 13% below the $173.6 million in 1999. The decline in construction equipment net sales from the 1999 levels reflected lower shipments and retail sales of telescopic handlers consistent with an industry-wide reduced demand for telescopic handler equipment. Industry-wide retail sales of telescopic handlers in North America in 2000 were reported to be 15% to 20% below last year's levels. The industry-wide reduced demand for telescopic handlers is primarily a result of: a) a decline in residential construction activity, especially within the U.S. housing sector, which was adversely impacted by increased interest rates, and b) reduced demand for new units by rental customers due to low equipment rental rates and adequate levels of units in rental fleet inventory. In addition, a reduction in overseas demand for skid loaders, resulting in part from the continued weakness of the Euro, further contributed to the reduction from 1999 sales levels. Offsetting these negative demand factors, the Company realized a positive contribution in 2000 from shipments of new equipment, including compact excavators and mini-loaders, introduced within the past eighteen months.

     Agriculture equipment net sales in 2000 were $107.0 million, 9% below the $117.8 million in 1999 due primarily to reduced shipments of forage harvesting equipment, skid loaders and manure handling equipment. Partially offsetting this reduction were increased sales of disc mower conditioners as a result of new product offerings in 2000. The continuation of record low milk prices throughout 2000 and the effect of higher interest rates and fuel costs contributed to the overall decline in demand for agricultural equipment by farmers.

     Of the Company's total net sales reported for 2000, $34.4 million represented sales made outside the United States compared with $39.8 million in 1999. The decrease in international sales was due, in part, to decreased orders from Europe due to the decline in the value of the Euro versus the U.S. dollar and to the economic slowdown in Latin America and Australia.

 Gross Profit:
     Gross profit in 2000 was $68.0 million as compared to $80.6 million in 1999. Gross profit as a percent of net sales decreased in 2000 to 26.4% from 27.6% in 1999.

     Construction equipment gross profit as a percent of net sales for 2000 decreased to 24.3% from 26.8% in 1999. The decrease in construction equipment gross margin was a function of: a) decreased telescopic handler sales, which sales are generally at higher gross margins than other construction equipment,
b) increased industry competition which has resulted in overall gross margin compression, c) increased compact excavator shipments, which sales are generally at lower gross margins than other construction equipment, d) reduced production levels, and e) lower gross margins on product shipped into Europe due to the weakening of the Euro. Gross profit as a percent of net sales for agriculture equipment increased to 29.2% for 2000 from 28.9% for 1999.

Selling, General and Administrative Expenses:
     Selling, general and administrative expenses increased $.5 million, or 1%, to $46.0 million in 2000 as compared with $45.5 million in 1999 reflecting increased sales related costs incurred, in part, in response to competitive market conditions, and continued investments in longer range revenue enhancing projects such as new product development, improved parts distribution, e-commerce initiatives and enterprise resource planning (ERP) systems. As a percent of net sales, selling, general and administrative expenses in 2000 increased to 17.8% from 15.6% in 1999.

Income from Operations:

 ($ millions)                     2000   1999    1998   1997   1996

 Construction Equipment          $14.0  $23.7   $19.4  $16.3  $12.9
 Agriculture Equipment             8.0   11.4     7.9    5.5    2.6
                                 -----  -----   -----  -----  -----
      Total                      $22.0  $35.1   $27.3  $21.8  $15.5

     Due primarily to lower net sales volume combined with gross margin compression and a slight increase in operating expenses, income from operations in 2000 declined from 1999 levels. Construction equipment income from operations decreased in 2000 to $14.0 million from $23.7 million in 1999. The reduction was primarily due to the impact of reduced construction equipment sales volume and a contraction in gross margin levels. Agriculture equipment income from operations decreased in 2000 to $8.0 million from $11.4 million in 1999 due primarily to lower agriculture equipment sales volume coupled with a slight increase in selling, general and administrative expenses.

Interest Expense:
     Interest expense increased $1.6 million, to $4.7 million, in 2000 compared to $3.1 million in 1999. The increase was a result of an increase in average debt outstanding to $55.1 million for 2000 from $34.6 million in 1999, combined with an increase in the average rate of interest paid by the Company in 2000 to 8.7% from 7.9% in 1999. The increase in debt was primarily due to the funding of capital expenditure projects, the repurchase of $5.9 million of the Company's stock during 2000 and an increase in working capital, primarily inventories and finance contracts receivable.

Other (expense) income, net:
     Other expense, net increased $1.9 million to $4.1 million in 2000 from $2.2 million in 1999. This was primarily a result of selling $21.4 million more retail finance contracts to third parties during 2000 than in 1999, combined with lower finance rates offered to Gehl finance customers and increasing discount rates used in selling finance contracts to third parties resulting from the general trend of overall interest rates. In addition, increased foreign currency exchange transaction expenses were incurred in 2000, as a result of the weak Euro and Canadian dollar. Offsetting these items, was a pre-tax $.8 million gain on the disposal of a former branch service center.

Provision for Income Taxes:
     The Company's effective income tax rate of 35.0% for 2000 was reduced from 35.5% for 1999.

Net Income:
     Net income in 2000 of $9.7 million compared to $20.2 million of net income in 1999. Diluted earnings per share were $1.72 in 2000 compared to $3.17 in 1999. Basic earnings per share were $1.76 in 2000 versus $3.29 in 1999. No dividends were declared in 2000 on the Company's common stock.

1999 vs. 1998
Net Sales:
     Net sales for 1999 of $291.4 million were 9% greater than the $267.6 million of net sales in 1998. Construction equipment net sales in 1999 were $173.6 million, 9% higher than net sales of $159.2 million in 1998. Construction equipment net sales in 1999 benefited from increased shipments of telescopic handler sales and shipments of the new compact excavator product line introduced in mid-1999. Shipments of construction skid loaders declined slightly from 1998 levels due primarily to certain large customers deferring fourth quarter purchases until the new year.

     Agriculture equipment net sales in 1999 increased 9% to $117.8 million from $108.4 million in 1998. The increase was due primarily to higher skid loader and forage harvesting equipment shipments which more than offset reduced levels of shipments of haytools and feedmaking equipment.

     Of the Company's total net sales reported for 1999, $39.8 million represented sales made outside the United States compared with $41.4 million in 1998. The decrease in international sales was due to the economic slowdown in the Far East and Australia.

Gross Profit:
     Gross profit in 1999 of $80.6 million was 13% higher than 1998's $71.4 million. Gross profit as a percent of net sales increased in 1999 to 27.6% from 26.7% in 1998.

     Construction equipment gross profit as a percent of net sales for 1999 increased to 26.8% from 25.4% in 1998. This increase was due primarily to:
a) increased telescopic handler sales, which sales are at higher gross margins than other construction equipment; b) improved efficiencies at the manufacturing plants; and c) export sales, typically made at lower gross margins than domestic sales, constituting a smaller percentage of sales in 1999 than in 1998.

     Agriculture equipment 1999 gross profit as a percent of net sales increased to 28.9% from 28.5% in 1998. This increase was due primarily to:
a) the favorable impact of a change in the mix of products shipped in 1999 versus products shipped in 1998; b) higher production levels in 1999 over 1998 generating increased absorption of factory overhead; and c) improved efficiencies realized at the manufacturing plants.

Selling, General and Administrative Expenses:
     Selling, general and administrative expenses increased $1.4 million, or 3%, to $45.5 million in 1999 as compared with $44.1 million in 1998 due to continued investment in engineering and sales related activities, as well as sales volume increases. As a percent of net sales, however, selling, general and administrative expenses in 1999 decreased to 15.6% from 16.5% in 1998.

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

Provision for Income Taxes:
     The Company's effective income tax rate of 35.5% for 1999 was consistent with 1998.

Net Income:
     Net income in 1999 of $20.2 million was 32% higher than 1998's $15.3 million of net income. Diluted earnings per share were $3.17 in 1999 compared to $2.29 in 1998. Basic earnings per share were $3.29 in 1999 versus $2.39 in 1998. No dividends were declared in 1999 on the Company's common stock.

Liquidity and Capital Resources

Working Capital:
     The Company's working capital increased to $93.0 million at December 31, 2000 from $69.5 million twelve months earlier. The increase was primarily the result of an increase in retail finance contracts receivables and inventories, combined with a reduction in current liabilities. The Company's current ratio at December 31, 2000 increased to 2.9 to 1 from 2.2 to 1 at the same time a year ago. Cash on hand at December 31, 2000 was $2.6 million as compared to $1.0 million a year earlier.

Cash Flow (Used for) Provided by Operating Activities:
     In 2000, cash flow used for operating activities was $7.1 million as compared to $25.0 million of cash flow provided by operating activities in 1999. The primary differences between the results in 2000 and 1999 include:
a) net income in 2000 of $9.7 million compared to $20.2 million in 1999, b) an aggregate increase in accounts receivables, finance contracts receivables and inventories of $18.5 million in 2000 compared to $4.7 million in 1999, and c) a reduction in accrued liabilities of $5.2 million in 2000 compared to an increase of $2.9 million in 1999.

Accounts Receivable:
     The Company's net accounts receivable increased $1.0 million during 2000. Agriculture equipment accounts receivable at year-end 2000 decreased $.4 million from a year earlier, while construction equipment accounts receivables increased $1.4 million over the same period. The increase results from a general slowdown of retail sales levels at the dealers, combined with a shift away from dealers paying earlier, in better economic times, in order to take advantage of cash discount programs.

Finance Contracts Receivable:
     Finance contracts receivable increased $7.1 million to $26.5 million at December 31, 2000. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $150.0 million at December 31, 2000 as compared to $110.6 million at year-end 1999. (See "Sales of Finance Contracts Receivable" following).

Inventories:
     The increase in inventories at December 31, 2000 compared to the prior year reflects the impacts of new products offered since mid-1999 combined with an inventory build-up resulting from the slowing sales trend. The Company has adjusted production levels in an attempt to reduce inventory in accordance with current market demand.

Capital Expenditures:

 ($ thousands)                2000     1999    1998    1997    1996

 Capital Expenditures       $12,577  $7,281  $3,051  $8,718   $3,837

 Depreciation                $4,885  $4,329  $3,941  $2,955   $2,438

     The Company expended $12.6 million for property, plant and equipment in 2000. Approximately $8.6 million was spent to complete the expansion of the Company's South Dakota skid loader manufacturing facility and add certain equipment to improve the manufacturing process and to increase production capacity for skid loaders. The majority of the remaining 2000 expenditures were incurred to upgrade and maintain machinery and equipment, to enhance capability, to improve productivity, to improve product quality and to install the Company's enterprise resource planning (ERP) system. There were no significant outstanding commitments for capital items at December 31, 2000. The Company plans to make up to $4.0 million in capital expenditures in 2001, including approximately $1.1 million to complete implementation of the ERP system. The Company believes its present facilities will be sufficient to provide adequate capacity for its operations in 2001.

Debt and Equity:

 December 31,                2000    1999   1998   1997   1996
 ($ millions)

 Total Debt                  $61.1  $31.6   $29.5  $49.7  $19.4

 Shareholders' Equity       $103.0  $97.4   $94.1  $77.6  $64.8

 % Total Debt to
    Total Capitalization     37.2%  24.5%   23.9%  39.1%  23.0%

     At December 31, 2000, shareholders' equity had increased $5.6 million to $103.0 million from $97.4 million a year earlier. This increase primarily reflected the impact of the year's net income of $9.7 million partially offset by the $5.9 million expended to repurchase Company stock. As a result of the $29.5 million increase in outstanding debt, the Company's capitalization ratio increased to 37.2% at December 31, 2000.

     In March 2000, the Company's Board of Directors authorized a repurchase plan providing for the repurchase of up to an additional 325,000 shares of the Company's outstanding common stock. As of December 31, 2000, 271,900 shares had been repurchased in the open market under this authorization at an aggregate cost of $3.8 million. In March 1999, a repurchase plan relating to up to 325,000 shares of the Company's outstanding common stock was authorized. As of April 1, 2000, all of the authorized shares under that plan had been repurchased at an aggregate cost of $5.8 million.

Borrowing Arrangements (See also Note 5 of Notes to Consolidated Financial Statements):
     The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2002, and is subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable and inventories. The interest rate paid on loans denominated in U.S. dollars is 2.00% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). In Canada, where the Company may borrow up to $5.5 million, the interest rate is 2.50% above the Canadian one-month bankers' acceptance rates ("BA Rate"). At December 31, 2000, the Company had unused borrowing capacity of $20.2 million under the Facility, versus $49.8 million a year earlier. Management believes the Facility provides sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

     The Company also has outstanding $8.4 million of 9% industrial development bonds with a 2010 final maturity; repayments commence in 2005.

Sales of Finance Contracts Receivable:
     The sale of finance contracts is an important component of the Company's overall liquidity. The Company has arrangements with several financial institutions and financial service companies to sell, with recourse, its finance contracts receivable. The Company continues to service substantially all contracts whether or not sold. At December 31, 2000, the Company serviced $150.0 million of such contracts, of which $121.5 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $245,000 in 2000 as compared to $296,000 in 1999. As a percentage of outstanding serviced contracts, the loss ratios were .2% and .3% in 2000 and 1999, respectively.

     The Company incurred $5.0 million of costs in selling $98.5 million of its finance contracts in 2000, as compared to $2.9 million of costs in selling $77.0 million of such contracts in 1999. The costs arise primarily from the difference between the weighted-average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts.
The Company believes that it will be able to arrange sufficient capacity to sell its finance contracts for the foreseeable future.

Accounting Pronouncements:
     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Investments and Hedging Activities" which was originally effective for fiscal quarters of fiscal years beginning after June 15, 1999. The statement, as amended by SFAS No. 137 and 138, will be effective January 1, 2001 for the Company. Due to the Company s current limited use of derivative instruments, the adoption of this statement will not materially effect the Company's financial condition or results of operations.

Market Risk

     The Company is exposed to market risk from changes in interest rates as well as fluctuations in currency. See further disclosure relating to variable rate debt under "Liquidity and Capital Resources - Borrowing Arrangements" above.

     Interest Rate Risk: The Company's line-of-credit facility is primarily LIBOR-based and is subject to interest rate movements. A 10% increase or decrease in the average cost of the Company's variable rate debt would result in a change in pre-tax interest expense of approximately $446,000 based upon borrowings outstanding at December 31, 2000.

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

     Currency Risk: The Company has limited exposure to foreign currency exchange fluctuations. Certain sales are made in Canadian dollars and Euros; however, to minimize this exposure, the Company borrows in Canadian dollars under its line-of-credit facility and, in limited circumstances, enters into currency hedge transactions relative to Euro billings.

Outlook

Markets:
     The Company believes that, in general, the overall economics of its markets will continue to be soft, especially through the first half of 2001. Additionally, the Company expects that the general economic environment, for at least the first half of 2001, will not differ substantially from that of the second half of 2000, due to the interest rate increases experienced from mid-1999 through 2000, relatively high fuel costs and an upward trend in unemployment. Although the Company anticipates that the current interest rate environment should assist in stimulating economic growth, the Company does not foresee significant improvement occurring in the construction equipment or agricultural equipment markets until the second half of 2001, at the earliest.

     In the North American construction equipment sector, the Company expects the skid loader market, which has enjoyed double-digit growth in recent
     years, to continue to grow in 2001   but at a slower pace.  The Company
     expects the telescopic handler market to decline for the second straight year, perhaps in the range of 10% to 15%, due primarily to the continued downturn in residential and non-residential construction markets as the result of high interest rates in 1999 and 2000. The North American compact excavator market, the growth of which the Company believes remains substantially behind the similar European market, shows prospects of increasing by 10% to 15% in 2001.

     In the North American agricultural equipment market, the industry faces an estimated 3% to 5% reduction in the number of dairy farms, as well as a continuation of low milk prices for a substantial portion of 2001.

     Internationally, the Company expects business in 2001 to remain at levels similar to those achieved in 2000. The Company believes an opportunity exists for skid loader sales in Europe to increase, if the Euro continues to strengthen against the U.S. dollar.

Financial Guidance:
     Gehl Company is forecasting net sales to reach between $272 million and $280 million in 2001, an increase of approximately 5% to 8% over 2000 net sales levels. Diluted earnings per share (EPS) for 2001 is forecast to be in the $1.52 to $1.62 range. In general, the Company does not foresee any significant improvement in the overall economic environment until the second half of 2001, at the earliest. It is anticipated that a general improvement in economic conditions will assist in bolstering the sales of new products introduced in 2001 and second half shipments in general. However, the Company anticipates the full impact of certain strategic actions it is currently undertaking will not be fully realized until 2002, and beyond, due to the anticipated timing of the improvement in the economy and the natural time lag associated with implementation of the strategic initiatives.

     In the construction equipment segment, the Company is forecasting 2001 net sales to be between $156 million and $160 million, an increase of approximately 3% to 6% over the net sales levels realized in 2000. The increase is anticipated to occur primarily as the result of new model skid loader shipments, e-commerce initiatives and increased shipments of compact excavators and mini-loaders. Offsetting these developments, the Company expects a decrease in its telescopic handler shipments in similar proportion to the anticipated overall market decline.

     In the agricultural equipment segment, the Company is forecasting 2001 net sales to be between $116 million and $120 million, an increase of approximately 8% to 12% over the 2000 net sales levels. The increase is anticipated to occur primarily as the result of the new model round baler and skid loader shipments, and an increase in shipments of compact equipment (telescopic handlers, compact excavator and mini-loader products) to rural equipment dealers which serve areas not currently covered by Gehl construction dealers.

     Consolidated gross profit margin for 2001 is forecasted in the range of 26.1% to 26.6%, compared to the 2000 consolidated gross margin percentage of 26.4%. The primary factors that could adversely affect margin include: a) anticipated limited price increases as a result of competitive market conditions; b) a decrease in the percentage of shipments comprised of telescopic handlers, typically a higher gross margin product; c) increased shipment levels of compact excavators and mini-loaders, which have lower than average gross margins due to the purchased finished goods nature of the product; and d) reduced production levels at a number of construction equipment manufacturing facilities in 2001 versus 2000. Offsetting these items are anticipated increased agricultural equipment production levels (primarily round balers), and improved efficiencies expected at a number of Company manufacturing facilities.

     Operating expenses are expected to rise slightly, as a percentage of net sales, to the range of 18.0% to 18.4% for 2001. Certain ongoing spending in support of revenue enhancing projects, including e-commerce, distribution and product development, service and parts consolidations, and the implementation of enterprise resource planning (ERP) systems, are expected to continue. In addition, the very competitive market forces in both segments are expected to result in higher requirements for certain sales-related expenses.

     Regarding 2002, the Company expects continued economic improvement and continued rewards for the strategic initiatives implemented throughout 2001. Specifically, the Company is expecting:

     Improved North American skid loader and telescopic handler markets;

     Better European markets for the skid loader product line;

     Continued acceptance, and full year impact, of products introduced during 2001;

     Continued success of rural equipment dealers and Mustang dealers in selling compact equipment first available to these distribution channels in 2001;

     Continued growth of the compact excavator market at above average growth rates;

     Continued growth in sales of attachments; and

     Expanded web-based e-commerce business.

     The Company expects slightly improved gross margins and a lower percentage of operating expenses to net sales for 2002, which should result in EPS ranging from $2.10 to $2.30 per diluted share.

Forward-Looking Statements

     The Company intends that certain matters discussed in this Annual Report (including in this section and the Chairman's letter) are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding the Company's future financial position, business strategy, targets, projected sales, costs, earnings and capital spending, and the plans and objectives of management for future operations, are forward-looking statements. When used in this Annual Report, words such as the Company "believes," "anticipates," "expects" or "estimates" or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause actual results to differ materially from those anticipated as of the date this Annual Report was printed. Factors that could cause such a variance include, but are not limited to, unanticipated changes in general economic and capital market conditions, the Company's ability to implement successfully its strategic initiatives, market acceptance of newly introduced products, the cyclical nature of the Company's business, the Company's and its customers' access to credit, competitive pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, the impact of any acquisition effected by the Company, and employee and labor relations. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report are only made as of the date of its printing, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. In addition, the Company's expectations for fiscal years 2001 and 2002 are based in part on certain assumptions made by the Company, including those relating to commodity prices, which are strongly affected by weather and other factors and can fluctuate significantly, housing starts and other construction activities, which are sensitive to, among other things, interest rates and government spending, and the performance of the U.S. economy generally. The accuracy of these or other assumptions could have a material effect on the Company's ability to achieve its expectations.

[Pages 18 through 28 of the Annual Report]

                         GEHL COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

 Assets
 In Thousands, Except Share Data - December 31,        2000          1999

 Cash                                               $  2,590     $  1,010
 Accounts receivable - net                            69,546       68,551
 Finance contracts receivable - net                   16,549       12,074
 Inventories                                          45,598       35,206
 Prepaid income taxes                                  8,078        8,431
 Prepaid expenses and other current assets               636          511
                                                    --------     --------
   Total current assets                              142,997      125,783
                                                    --------     --------
 Property, plant and equipment - net                  46,172       37,028
 Finance contracts receivable - net, non-current       9,967        7,311
 Intangible assets                                    13,086       15,706
 Other assets                                         10,496        8,332
                                                    --------     --------
 Total assets                                       $222,718     $194,160
                                                    ========     ========

 Liabilities and Shareholders' Equity
 Current portion of long-term debt obligations      $    187     $    519
 Accounts payable                                     26,645       25,077
 Accrued liabilities                                  23,195       30,703
                                                    --------     --------
   Total current liabilities                          50,027       56,299
                                                    --------     --------
 Line of credit facility                              51,608       22,038
 Long-term debt obligations                            9,277        9,059
 Deferred income taxes                                 5,096        3,949
 Other long-term liabilities                           3,692        5,391
                                                    --------     --------
   Total long-term liabilities                        69,673       40,437
                                                    --------     --------
 Common stock, $.10 par value, 25,000,000 shares
   authorized, 5,330,500 and 5,645,620 shares
   outstanding at December 31, 2000 and 1999,
   respectively                                          533          565
 Preferred stock, $.10 par value, 2,000,000
   shares authorized, 250,000 shares designated           --           --
 as Series A preferred stock, no shares issued
 Capital in excess of par                              6,495       11,294
 Retained earnings                                    96,124       86,468
 Accumulated other comprehensive loss                   (134)        (903)
                                                    --------     --------
 Total shareholders' equity                          103,018       97,424
                                                    --------     --------
 Total liabilities and shareholders' equity         $222,718     $194,160
                                                    ========     ========
 Contingencies (Notes 2 and 11)

 The accompanying notes are an integral part of the financial statements.

                         GEHL COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


 In Thousands, Except Per Share Data -
   Year Ended December 31,                    2000        1999        1998
 Net sales                                 $258,118    $291,398    $267,646
   Cost of goods sold                       190,093     210,851     196,260
                                           --------    --------    --------
 Gross profit                                68,025      80,547      71,386
   Selling, general and administrative
    expenses                                 46,040      45,490      44,108
                                           --------    --------    --------
 Income from operations                      21,985      35,057      27,278

   Interest expense                          (4,741)     (3,083)     (4,026)
   Interest income                            1,760       1,555       1,655
   Other (expense) income, net               (4,148)     (2,235)     (1,235)
                                           --------    --------    --------
 Income before income taxes                  14,856      31,294      23,672

   Provision for income taxes                 5,200      11,109       8,404
                                           --------    --------    --------
 Net income                                  $9,956     $20,185     $15,268
                                           ========    ========    ========
 Diluted net income per common share        $  1.72     $  3.17     $  2.29
                                           ========    ========    ========
 Basic net income per common share          $  1.76     $  3.29     $  2.39
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

                         GEHL COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In Thousands     Total  Comprehensive  Retained   Accumulated  Common  Capital
                           Income      Earnings      Other     Stock     in
                                                 Comprehensive         Excess
                                                     Loss              of Par

Balance at
 December 31,
 1997          $ 77,573                $ 51,015     $ (382)    $ 621  $ 26,319

Comprehensive
Income:
  Net income     15,268    15,268        15,268
  Minimum
   pension
   liability
   adjustments,
   net of $415
   of taxes        (770)     (770)                    (770)
                           -------
   Comprehensive
    Income                $14,498
                          =======
   Exercise of
    stock
    options/
    warrant       1,652                                            23    1,629

    Other           382                                                    382
                 ------                 -------     -------     -----  -------
Balance at
 December 31,
 1998            94,105                  66,283     (1,152)       644   28,330

Comprehensive
 Income:
  Net income     20,185    20,185        20,185
   Minimum
   pension
   liability
   adjustments,
   net of $134
   of taxes         249       249                    249
                           ------
                          $20,434
                          =======
Exercise of
 stock options    1,070                                            14    1,056

Treasury
 stock
 purchase/
 cancellation   (18,523)                                          (93) (18,430)

Other               338                                                    338
                 ------                -------   -------        -----  -------
Balance at
 December 31,
 1999            97,424                 $86,468      (903)        565   11,294

Comprehensive
 Income:
  Net income      9,656     9,656         9,656
  Minimum
   pension
   liability
   adjustments,
   net of $134
   of taxes         769       769                     769
                          -------
Comprehensive
 Income                   $10,425
                          =======
Exercise of                                                         7      519
 stock options      526

Treasury
 stock
 purchase/
 cancellation    (5,924)                                          (39)  (5,885)

Other               567                                                    567
                 ------                  -------   -------       ----- -------
Balance at
 December 31,
 2000          $103,018                   $96,124    $ (134)      $533   $6,495
                =======                   =======   ========     ===== =======

    The accompanying notes are an integral part of the financial statements.


                            GEHL COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS


 In Thousands - Year Ended
    December 31,                           2000       1999      1998
 Cash Flows from Operating Activities

 Net income                             $ 9,656   $ 20,185    $ 15,268
 Adjustments to reconcile net income
  to net cash provided by
  operating activities:

   Depreciation                           4,885      4,329       3,941
   Amortization                             849        782         807
   (Gain) loss on sale of equipment        (863)       (46)          2
   Cost of sales of finance contracts     4,990      2,911       1,088
   Deferred income taxes                    121     (1,421)       (177)
   Proceeds from sales of finance
    contracts                            93,485     74,128      54,267
   Increase (decrease) in cash
    due to changes in:
     Accounts receivable - net             (995)     2,255       1,384
     Finance contracts receivable -
      net                              (105,606)   (80,834)    (59,704)
     Inventories                        (10,392)    (3,113)     (1,808)
     Prepaid expenses and other
      current assets                       (125)       843          70
     Other assets                           520        542         377
     Accounts payable                     1,568      1,515       1,350
     Accrued liabilities                 (5,225)     2,888       4,502
                                        -------    -------    --------
       Net cash provided by
        operating activities             (7,132)    24,964      21,367
                                        -------    -------    --------
 Cash Flows from Investing Activities
 Property, plant and equipment
  additions                             (12,577)    (7,281)     (3,051)
 Proceeds from sale of equipment            942        112          13
 (Increase) decrease in other assets     (4,189)    (2,713)       (663)
                                        -------    -------    --------
       Net cash (used for) investing
        activities                      (15,824)    (9,882)     (3,701)
                                        -------    -------    --------
 Cash Flows from Financing Activities
 Proceeds from(repayment of)
  revolving credit loans                 29,570      2,679     (19,998)
 Decrease in other
   long-term obligations                   (274)      (607)       (176)
 Increase in other long-
   term liabilities                         638        422         504
 Proceeds from issuance of common
   stock                                    526      1,070       1,652
 Purchase of stock warrant                    -          -           -
 Treasury stock purchase                 (5,924)   (18,523)          -
                                        -------    -------    --------
 Net cash (used for) provided by
  financing activities                   24,536    (14,959)    (18,018)
                                        -------    -------    --------

 Net increase (decrease) in cash          1,580        123        (352)
 Cash, beginning of year                  1,010        887       1,239
                                        -------    -------    --------
 Cash, end of year                      $ 2,590    $ 1,010    $    887
                                       ========   ========    ========
 The accompanying notes are an integral part of the financial statements.

Note 1 - Significant Accounting Policies
Consolidation: Gehl Company is engaged in the manufacture and distribution of equipment and machinery for the construction market, and in the manufacture and distribution of equipment and machinery primarily for the dairy, livestock and poultry agricultural sector. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:
Hedlund Martin, Inc.; Gehl Power Products, Inc.; Mustang Manufacturing Company, Inc. (Mustang); and Gehl International, Inc., a foreign sales corporation.
All significant intercompany transactions and balances are eliminated.

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

Shipping and Handling Fees and Costs: During the fourth quarter of 2000, the Company adopted the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs." In accordance with the provisions of EITF 00-10, certain shipping and handling fees and costs which the Company had previously recorded on a net basis as a component of selling, general and administrative expenses are reflected in net sales and cost of goods sold, as appropriate.

Accounts Receivable: The Company provides financing for its dealers in both the construction and agricultural markets. The financing agreements provide for, in certain instances, interest-free periods which generally range from 4 to 9 months.

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

Properties and Depreciation: Properties are stated at cost. When properties are sold or otherwise disposed of, cost and accumulated depreciation are removed from the respective accounts and any gain or loss is included in income. The Company provides for depreciation of assets generally using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation is generally recorded using the following estimated useful lives for financial statement purposes:

                                         Years
Buildings                             25-31.5
Machinery and equipment                  7-12
Autos and trucks                          3-5
Office furniture and fixtures             3-5

Expenditures which substantially increase value or extend asset lives are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

Debt Issue Costs: Costs incurred in conjunction with incurrence of indebtedness are capitalized and subsequently amortized over the related periods of the obligations.

Intangible Assets: The cost in excess of the fair market value of net assets acquired (goodwill) is being amortized on the straight-line basis over 30 years. A five year non-compete agreement with the former owners of Mustang is being amortized on the straight-line basis over the life of the agreement. Accumulated amortization of intangible assets at December 31, 2000 and 1999 is $2.5 million and $1.7 million, respectively. Unamortized goodwill, as well as other long-lived assets, are reviewed periodically for potential impairment.

Foreign Currency Transactions: Foreign currency transaction gains and losses are included in the determination of income. Foreign currency losses were $252,000, $15,000 and $130,000 in 2000, 1999 and 1998, respectively.

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

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $3.1 million, $3.0 million and $2.8 million in 2000, 1999 and 1998, respectively.

Other (Expense) Income: Other (expense) income is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, and other nonoperating items.

Accounting Pronouncements: The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" which was originally effective for fiscal quarters of fiscal years beginning after June 15, 1999. The statement, as amended by SFAS No. 137 and 138, will be effective January 1, 2001 for the Company. Due to the Company's current limited use of derivative instruments, the adoption of this statement will not materially effect the Company's financial condition or results of operations.

Reclassification: As a result of adopting EITF 00-10, the Company has restated previous quarters of 2000 and previous year's financial information to reflect comparable reporting of shipping and handling fees and costs.

Note 2 - Accounts Receivable and Finance Contracts Receivable
Accounts receivable and finance contracts receivable were comprised of the following (in thousands):

 December 31,                     2000         1999

 Accounts receivable            $74,069      $72,999

 Less allowances for:
   doubtful accounts            (1,864)      (1,687)
   returns and dealer
    discounts                   (2,659)      (2,761)
                                -------      -------
                                $69,546      $68,551
                                =======      =======

 Finance contracts receivable   $31,417      $23,285

 Less: unearned interest        (2,940)      (2,396)
       allowance for doubtful
        accounts                (1,961)      (1,504)
                                ------       ------
                                26,516       19,385

 Less: non-current portion      (9,967)      (7,311)
                                ------       ------
   Current portion            $ 16,549     $ 12,074
                               =======      =======

The finance contracts receivable at December 31, 2000 have a weighted-average interest rate of approximately 7.3%.

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

The following summarizes the Company's sales of retail finance contracts receivable during 2000 and 1999
(in thousands):


                                  2000        1999

 Value of contracts sold
   - net of $8.3 million and
   $6.1 million, respectively,
   of unearned interest         $98,475      $77,039

 Cash received on sales of
   contracts                     93,485       74,128
                                -------      -------
 Cost of sales of finance
   contracts                    $ 4,990      $ 2,911
                                =======      =======

 Net receivables outstanding
   at December 31 relating
   to finance contracts sold   $121,649      $90,331
                                =======      =======

The Company retains as collateral a security interest in the equipment associated with accounts receivable and unsold finance contracts receivable. The Company also maintains certain levels of dealer recourse deposits as additional security associated with finance contracts receivable.

Note 3 - Inventories
If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

 December 31,                      2000             1999
 Raw materials and supplies      $ 17,689         $ 17,371

 Work-in-process                    4,995            5,767

 Finished machines and parts       42,525           31,263
                                 --------         --------
 Total current cost value          65,209           54,401
 Adjustment to LIFO basis         (19,611)         (19,195)
                                 --------         --------
                                 $ 45,598         $ 35,206
                                 ========         ========

Note 4 - Property, Plant and Equipment - Net
Property, plant and equipment consisted of the following
(in thousands):

 December 31,                         2000           1999

 Land                              $  1,831       $  1,838
 Buildings                           31,921         28,202
 Machinery and equipment             48,198         42,389
 Autos and trucks                       360            256
 Office furniture and fixtures       11,821          9,282
                                   --------       --------
                                     94,131         81,967
 Less:  accumulated
   depreciation                     (47,959)       (44,939)
                                   --------       --------
 Property, plant and
   equipment - net                 $ 46,172       $ 37,028
                                   ========       ========

Note 5 - Debt Obligations
A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):


 December 31,                                     2000        1999

 Line of credit facility                        $51,608      $22,038
 9.0% industrial development bonds                8,400        8,400
 Other debt obligations                           1,064        1,178
                                                -------      -------
                                                 61,072       31,616
 Less: current portion                             (187)        (519)
                                                -------      -------
 Long-term debt obligations                     $60,885      $31,097
                                                =======      =======

The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2002. Interest is paid monthly on outstanding borrowings under the Facility as follows: borrowings in Canadian denominated dollars up to a $5.5 million credit line are at 2.5% above the Canadian one-month bankers' acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.0% above the London Interbank Offered Rate for one-month deposits (LIBOR). Under the Facility, $25 million is tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable.

At December 31, 2000, the Company had unused borrowing capacity of approximately $20.2 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $595,000 until the first mandatory bond redemption period in 2003. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund and interest subsequently earned. Financial covenants related to the industrial development bonds require the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

Annual maturities of debt obligations are as follows
(in thousands):

 2001         $   187
 2002          51,761
 2003             534
 2004             122
 2005           1,468
 Later years    7,000
              -------
              $61,072
              =======

Interest paid on total debt obligations was $4.5 million, $3.0 million and $4.1 million in 2000, 1999 and 1998, respectively.

Note 6 - Accrued Liabilities
Accrued liabilities were comprised of the following
(in thousands):

 December 31,                          2000          1999
 Accrued salaries and wages       $ 4,095        $ 6,728
 Dealer recourse deposits           2,648          2,418
 Accrued warranty costs             4,787          5,796
 Accrued product liability costs    3,409          3,760
 Accrued income taxes               1,165          3,225
 Other                              7,091          8,776
                                  -------        -------
                                  $23,195        $30,703
                                  =======        =======

Note 7 - Income Taxes
The income tax provision recorded for the years ended December 31, 2000, 1999 and 1998 consisted of the following (in thousands):


 Year Ended
 December 31,     Federal      State      Total

 2000  Current   $ 4,577        $ 502   $ 5,079
       Deferred      121            -       121
                 -------        -----   -------
       Total     $ 4,698        $ 502   $ 5,200
                 =======       ======   =======
 1999  Current   $12,080        $ 450   $12,530
       Deferred   (1,421)           -    (1,421)
                 -------       ------   -------
       Total     $10,659       $  450   $11,109
                 =======       ======   =======
 1998  Current   $ 8,232       $  349   $ 8,581
       Deferred     (177)          -       (177)
                 -------       ------   -------
       Total     $ 8,055      $   349   $ 8,404
                 =======       ======   =======

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):

 Year Ended December 31,          2000    1999     1998

 Federal statutory rate          35.0%    35.0%    35.0%
 State income taxes, net of
  Federal income tax effect       2.2       .9      1.0
 Other, net                      (2.2)     (.4)     (.5)
                                ------    -----    -----
                                 35.0%    35.5%    35.5%
                                ======    =====    =====

The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):
The net asset is included in the consolidated balance sheet in the following captions (in thousands):

 December 31,                        2000        1999
   Accrued expenses and reserves   $7,103      $8,237
   Asset valuation reserves         1,960       1,693
   Operating loss carryforwards       229         251
   Tax credit carryforwards           343         309
   Installment sales                 (945)     (1,417)
   Property, plant and equipment   (3,009)     (2,936)
   Pension benefits                (2,006)       (933)
   Other, net                        (121)       (176)
   Valuation allowance               (572)       (546)
                                 --------    --------
    Net deferred tax asset       $  2,982    $  4,482
                                 ========    ========

 The net asset is included in the consolidated balance sheet in the following captions (in thousands):

 December 31,                        2000        1999

   Prepaid income taxes            $8,078      $8,431
   Deferred income taxes           (5,096)     (3,949)
                                   ------      ------
                                 $  2,982    $  4,482
                                   ======      ======

At December 31, 2000, the Company had state net operating loss carryforwards of $4.4 million which will be available for the reduction of future income tax liabilities. A valuation allowance has been recorded against these carryforwards for which utilization is uncertain.

Cash paid related to income taxes during 2000, 1999 and 1998 was $6.6 million, $11.9 million and $7.0 million, respectively.

Note 8 - Employee Retirement Plans
The Company sponsors two qualified defined benefit pension plans for certain of its employees. The following schedules set forth a reconciliation of the changes in the plans' benefit obligation and fair value of plan assets and a statement of the funded status (in thousands):

 Reconciliation of benefit obligation:
                                                     2000        1999

 Obligation at beginning of year                  $ 30,429     $ 29,953
 Service cost                                          573          573
 Interest cost                                       2,430        2,107
 Actuarial (gain)                                     (207)        (392)
 Benefit payments                                   (1,931)      (1,812)
                                                  --------     --------
 Obligation                                       $ 31,294     $ 30,429

 Reconciliation of fair value of plan assets:

 Fair value of plan assets at beginning of year   $ 28,073     $ 27,087
 Actual return on plan asset                         4,793        2,210
 Employer contributions                              2,401          588
 Benefit payments                                   (1,931)      (1,812)
                                                   -------      -------
 Fair value of plan assets                        $ 33,336     $ 28,073

 Funded Status:
 Funded status at end of year                     $  2,042     $(2,356)
 Unrecognized prior service cost                       949       1,099
 Unrecognized loss                                   2,378       4,746
                                                  --------    --------
 Net amount recognized at December 31             $  5,369     $ 3,489

The following table provides the amounts recognized in the statement of financial position (in thousands):

 December 31,                                     2000            1999
 Prepaid benefit cost                         $  5,369        $  3,489
 Accrued benefit liability                           -          (1,028)
 Intangible asset                                    -              26
 Accumulated other
 comprehensive loss                                  -           1,002
                                               -------         -------
 Net amount recognized at December 31         $  5,369        $  3,489


The following table provides disclosure of Net Periodic Benefit Cost (in thousands):

 Year Ended December 31,           2000          1999          1998

 Service cost                   $   573       $   573       $   525
 Interest cost                    2,430         2,107         2,037
 Expected return on plan
 assets                          (2,631)       (2,398)       (2,244)
 Amortization of transition           -             -          (272)
 assets
 Amortization of prior service
 cost                               149           149           149
 Amortization of net loss             -           154           126
                                -------       -------       -------
 Net periodic benefit cost      $   521       $   585       $   321

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                  2000            1999
Weighted-average assumption as
 of September 30:
 Discount rate                    8.25%           8.25%
 Expected return on plan assets   9.00%           9.00%
 Rate of compensation increases   4.00%           4.00%

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

In addition, the Company maintains a non-qualified supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $2.1 million and $1.8 million at December 31, 2000 and 1999, respectively, using a discount rate of 7.75% in 2000 and 8.25% in 1999. During 2000, the Company established a Rabbi Trust and contributed $1.6 million into the Trust with the assets designated for the above plan.

The Company maintains a savings and profit sharing plan. The Company matches 50% of non-bargaining unit employee contributions to the plan not to exceed 6% of the employees annual compensation. Vesting of Company contributions occur at the rate of 20% per year. Contributions approximated $639,000, $632,000 and $577,000 in 2000, 1999 and 1998, respectively.

The Company maintains a defined contribution plan that covers certain employees not covered by a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company contributed approximately $346,000, $407,000 and $329,000 in connection with this plan in 2000, 1999 and 1998, respectively.

The Company provides postretirement benefits to certain retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 200.

The following schedules set forth a reconciliation of the changes in the postretirement plan's benefit obligation and funded status (in thousands):

December 31,                              2000        1999
Reconciliation of benefit obligation:
Obligation at beginning of year         $1,717      $1,507
Service cost                                59          59
Interest cost                              129         127
Actuarial loss                               5         181
Benefit payments                          (168)       (157)
                                        ------     -------
Obligation                              $1,742      $1,717

Funded status:
Funded status at end of year           $(1,742)    $(1,717)
Unrecognized transition obligation         271         293
Unrecognized loss                          809         842
                                       -------     -------
Net amount recognized                  $  (662)    $  (582)

The following table provides disclosure of the net periodic benefit cost (in thousands):

Year ended December 31,                   2000       1999       1998
Service cost                            $   59       $ 59       $ 40
Interest cost                              129        127        110
Amortization of transition obligation       23         23         23
Amortization of net loss                    37         50         37
                                          ----       ----       ----
Net periodic benefit cost               $  248       $259       $210

The assumed health care cost rate trend used in measuring the accumulated postretirement benefit obligation at December 31, 2000 was 6% decreasing to 5% over four years and at December 31, 1999 was 7% decreasing to 5% over four years. The discount rate used in determining the accumulated postretirement obligation was 7.75% in 2000, 8.25% in 1999 and 7.25% in 1998.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in thousands):

 December 31,              1% Increase  1% Decrease
 Effect on total of
 service and interest
 cost components of net
 periodic postretirement
 health care benefit cost     $  19       $  (16)

 Effect on the health
 care component of the
 accumulated
 postretirement benefit
 obligation                   $ 120       $  (98)


Note 9 - Shareholders' Equity
During April 2000, the 2000 Equity Incentive Plan was adopted, which authorized the granting of awards for up to 600,000 shares of the Company's common stock. An award is defined within the 2000 Equity Incentive Plan as a stock option, stock appreciation right, restricted stock or performance share. In April 1996, the 1995 Stock Option Plan was adopted, which authorized the granting of options for up to 600,000 shares of the Company's common stock. The Plans provide that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options generally vest ratably over a period not exceeding three years after the grant date. The option period shall not be more than ten years after the grant date.

Following is a summary of activity in the Plans for 1998, 1999 and 2000:


                                    Shares     Weighted
                                    Subject     Average
                                   to Option    Option
                                                 Price

 Outstanding, January 1, 1998     643,405      $9.58
   Granted                        117,750      14.54
   Exercised                      (92,359)      7.67
   Cancelled                      (13,002)      8.61
                                 --------     ------
 Outstanding, December 31, 1998   655,794     $10.76
   Granted                        119,500      18.71
   Exercised                     (135,992)      7.72
   Cancelled                      (31,668)     16.73
                                 --------     ------
 Outstanding, December 31, 1999   607,634     $12.69
   Granted                        268,500      12.60
   Exercised                      (76,222)      7.38
   Cancelled                      (18,835)     18.83
                                 --------     ------
 Outstanding, December 31, 2000   781,077     $13.03
                                 ========     ======

 Exercisable, December 31, 2000   407,316     $12.15
                                 ========     ======

The exercise price for options outstanding at December 31, 2000 range from $6.25 to $22.50 per share. The weighted- average remaining contractual life of these options approximates seven years.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for options granted under the stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1998, 1999 and 2000 consistent with the provisions of SFAS No. 123, the Company's pro-forma net income and earnings per share would have been as presented below (in thousands, except per share data):


 For the year ended December 31,         2000     1999     1998

 Net income                            $9,241  $19,820  $14,831
 Diluted net income per share            1.65     3.12     2.23
 Basic net income per share              1.69     3.24     2.33

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998:


 For the year ended December 31,        2000      1999       1998

 Expected stock price volatility       34.1%     25.9%      19.7%
 Risk-free interest rate                5.3%      6.3%       4.8%
 Expected life of options - years         7         7          7

The weighted-average grant-date fair value of options granted during 2000, 1999 and 1998 was $5.95, $8.21 and $5.13, respectively.

In March 2000, the Company's Board of Directors authorized a repurchase plan providing for the repurchase of up to 325,000 shares of the Company's outstanding common stock. As of December 31, 2000, 271,900 shares had been repurchased in the open market under this authorization at an aggregate cost of $3.8 million. In March 1999, a repurchase plan relating to up to 325,000 shares of the Company's outstanding common stock was authorized. All of the authorized shares under that plan have been repurchased at an aggregate cost of $5.8 million. In addition, in July 1999, the Board authorized a specific repurchase from an individual shareholder. During 1999 pursuant to these authorizations, the Company repurchased an aggregate of 930,500 shares of its common stock at a cost of approximately $18.5 million. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

On May 28, 1997, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a rights dividend of one preferred share purchase right ("Right") for each share of common stock outstanding on June 16, 1997, and provided that one Right would be issued with each share of common stock thereafter issued. The Shareholder Rights Plan provides that in the event a person or group acquires or seeks to acquire 15% or more of the outstanding common stock of the Company, the Rights, subject to certain limitations, will become exercisable. Each Right once exercisable initially entitles the holder thereof (other than the acquiring person whose rights are cancelled) to purchase from the Company one one-hundredth of a share of Series A preferred stock at an initial exercise price of $55 per one one-hundredth of a share (subject to adjustment), or, upon the occurrence of certain events, common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of common stock. The Rights have no voting power and expire on May 28, 2007.

Note 10 - Earnings Per Share
Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. A reconciliation of the shares used in the computation follows (in thousands):


 Year Ended December 31,               2000       1999       1998
 Basic shares                         5,475      6,126     6,376
 Effect of warrants and options         132        233       286
                                      -----      -----     -----
 Diluted shares                       5,607      6,359     6,662

Note 11 - Contingencies
The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes, based in part on the advice of counsel, that final disposition of such litigation will not have a material impact on the Company's results of operations or financial position.

Note 12 - Segment Information
The Company has two segments, construction equipment and agriculture equipment, as the long-term financial performance of these segments is affected by separate economic conditions and cycles. Segment net sales and income from operations tend to be aligned with the distribution networks of the Company, and correlate with the manner in which the Company evaluates performance.

Construction equipment is manufactured and distributed for customers in the construction market. Products include a diversified offering of skid loaders, telescopic handlers, compact excavators, mini-loaders and paving equipment. As of December 31, 2000, 50% of the Company's accounts receivable were from customers in the construction market.

Agriculture equipment is manufactured and distributed for customers in the dairy, livestock and poultry agricultural sectors. The products are comprised primarily of skid loaders and equipment for haymaking, forage harvesting, feed making and manure handling. As of December 31, 2000, 50% of the Company's accounts receivable were from customers in the agricultural sector. Unallocated assets are cash, deferred income taxes and other assets not identified with the Company's segments.

 Year Ended December 31,       2000        1999         1998

 Net Sales
  Construction             $151,130     $173,607     $159,228
  Agriculture               106,988      117,791      108,418
                           --------     --------     --------
   Consolidated            $258,118     $291,398     $267,646
                           ========     ========     ========
 Income from
   Operations

  Construction             $ 14,028     $ 23,661     $ 19,384
  Agriculture                 7,957       11,396        7,894
                           --------     --------     --------
   Consolidated            $ 21,985     $ 35,057     $ 27,278
                           ========     ========     ========

 Assets
  Construction            $ 119,822    $ 102,298     $ 92,472
  Agriculture                83,283       76,803       77,766
  Unallocated                19,613       15,059       14,309
                           --------     --------     --------
   Consolidated            $222,718     $194,160     $184,547
                           ========     ========     ========

 Depreciation/
   Amortization

  Construction             $  3,155     $  2,992     $  2,687
  Agriculture                 2,552        2,092        2,033
  Unallocated                    27           27           28
                           --------     --------     --------
   Consolidated            $  5,734     $  5,111     $  4,748
                           ========     ========     ========
 Capital Expenditures

  Construction             $  6,523     $  3,852     $  1,827
  Agriculture                 6,054        3,429        1,224
                           --------     --------     --------
   Consolidated           $  12,577     $  7,281     $  3,051
                           ========     ========     ========

Exports of U.S. produced products were approximately $34.4 million, $39.8 million and $41.4 million in 2000, 1999 and 1998, respectively.

Note 13   Quarterly Financial Data (unaudited)


 In Thousands,
 Except Per        First       Second       Third      Fourth
 Share Data       Quarter     Quarter      Quarter     Quarter      Total
 2000

 Net sales      $72,054      $79,080     $54,837     $52,147     $258,118
 Gross profit    19,282       21,396      14,569      12,778       68,025
 Net income       4,069        5,129         188         270        9,656

 Diluted net
  income per
  common share      .70          .90         .03         .05         1.72
 Basic net
  income per
  common share (1)  .73          .93         .03         .5          1.76

 1999
 Net sales       $70,341     $85,348     $71,351    $64,358      $291,398
 Gross profit     18,903      24,169      20,581     16,894        80,547
 Net income        3,504       6,772       6,101      3,808        20,185

 Diluted net
 income per
 common share        .52        1.01        1.00        .64          3.17
 Basic net
 income per
 common share (1)    .54        1.05        1.04        .67          3.29


(1) Due to the use of the weighted-average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amounts for the year.


 Dollars in         2000        1999        1998       1997          1996
 Thousands, Except
 Per Share Data
 Summary of
 Operations
 Net sales (1)    $258,118     $291,398      $267,646    $200,996     $162,855
 Gross profit (1)   68,025       80,547        71,386      57,903       47,810
 Income from
  operations        21,985       35,057        27,278      21,848       15,547
 Interest
  expense            4,741        3,083         4,026       2,325        3,443
 Income before
  income taxes      14,856       31,294        23,672      20,060       12,494
 Net income          9,656       20,185        15,268      12,761        9,565


 Financial
 Position at
 December 31
 Current assets   $142,997     $125,783      $121,894    $117,841      $89,748
 Current
  liabilities       50,027       56,299        52,152      44,328       32,136
 Working
  capital           92,970       69,484        69,742      73,513       57,612
 Accounts
  receivable        69,546       68,551        70,806      72,190       55,141
 Finance
  contracts
  receivable        26,516       19,385        15,590      11,241        8,161
 Inventories        45,598       35,206        32,093      30,340       18,642
 Property,
 plant and
 equipment, net     46,172       37,028        34,142      35,082       21,678
 Total assets      222,718      194,160       184,547     176,223      120,125
 Long-term debt     60,885       31,097        28,947      49,046       19,194
 Total debt         61,072       31,616        29,544      49,718       19,372
 Shareholders'
  equity           103,018       97,424        94,105      77,573       64,832

 Common Share
 Summary
 Diluted net
 income per share    $1.72        $3.17         $2.29       $1.95        $1.54
 Basic net income
  per share           1.76         3.29          2.39        2.06         1.56
 Dividends per
 share                  --           --            --          --           --
 Book value per
 share               19.33        17.26         14.61       12.49        10.53
 Shares
 outstanding at
 year-end        5,330,500    5,645,620     6,438,945   6,212,686    6,158,720

 Other Financial
 Statistics
 Capital
  expenditures      12,577        7,281         3,051       8,718        3,837

 Depreciation        4,885        4,329         3,941       2,955        2,438
 Current ratio    2.9 to 1     2.2 to 1      2.3 to 1    2.7 to 1     2.8 to 1
 Percent total
 debt to total
 capitalization       37.2%       24.5%         23.9%       39.1%        23.0%
 Net income as a
 percent of net
 sales                 3.7%        6.9%          5.7%        6.4%         5.9%
 After-tax return
 on average
  shareholders'
  equity              9.6%        21.1%         17.8%       17.9%        15.9%
 Employees at
 year-end              976       1,118         1,127       1,192           832
 Common stock
 price range      20-8 7/8   23-1/2-14     22-1/2-11  24-15/16-9-3/8  12-6-7/8


(1) Amounts have been reclassified to reflect the adoption of Emerging Issue Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs".

Investor Information
Stock Prices and Dividends
                           Price Range                    Dividends
                        2000           1999            2000        1999

 First Quarter     $20 - 15 3/8    $18-1/8 - 14       $ --        $ --
 Second Quarter     20 - 13 1/2     23     - 14 1/8     --          --
 Third Quarter  15-1/2 -  9 1/2     23-1/2 - 17 1/8     --          --
 Fourth Quarter 16-7/8 -  8-7/8   19-11/16 - 16-5/8     --          --
                ---------------  ------------------   ----        ----
 Year          $20     -  8 7/8    $23-1/2 - 14       $ --        $ --
               ================  ==================   ====        ====