Form 10-K405, Exhibit 13
period 2001-12-31
GEHL CO
filed 2002-03-08
CIK 856386

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

/s/ William D. Gehl
William D. Gehl
Chairman of the Board of Directors,
President and Chief Executive Officer

/s/ Kenneth P. Hahn
Kenneth P. Hahn
Vice President of Finance, Treasurer
and Chief Financial Officer


Report of Independent Accountants

PRICEWATERHOUSECOOPERS LLP

To the Board of Directors and
Shareholders of Gehl Company

In our opinion, the statements appearing on pages 18 through 30 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 27, 2002
                                            Gehl Company Annual Report 2001   11

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

The Company's net income in 2001 was $2.3 million, or $.42 per diluted share, compared with $9.7 million, or $1.72 per diluted share, in 2000. The 2001 net income included non-recurring after-tax charges for plant rationalization initiatives of $2.8 million, or $.51 per diluted share, and strategic review process expenses of $.3 million, or $.06 per diluted share. Exclusive of such non-recurring charges, the Company's net income in 2001 was $5.4 million, or $.99 per diluted share. The 2000 net income included a gain of $.5 million, or $.10 per diluted share, recognized on the disposal of a former branch service center. Basic earnings per share for 2001 were $.43 versus $1.76 reported in 2000. Net sales in 2001 of $251.6 million were 2.5% below the $258.1 million in 2000. Construction equipment sales in 2001 of $125.2 million were 17% below 2000 levels, while agriculture equipment sales in 2001 of $126.4 million were 18% above 2000 levels. Construction equipment comprised 50% of the Company net sales in 2001 versus 59% in 2000. Agriculture equipment sales were 50% of Company net sales in 2001, versus 41% in 2000.

Income from operations in 2001 was $8.9 million, with construction equipment accounting for $2.2 million, while agriculture equipment contributed the balance of $6.7 million. Exclusive of the non-recurring charges for plant rationalization initiatives and the strategic review process that was completed during the third quarter of 2001, the Company realized income from operations of $13.8 million, with construction equipment accounting for $5.3 million, while agriculture equipment contributed the balance of $8.5 million. Interest expense in 2001 decreased $.4 million, to $4.3 million. Other expense, net, consisting primarily of the costs of selling finance contracts receivable, which was $4.1 million in 2000, decreased in 2001 to $3.1 million.

The Company's total debt increased to $64.4 million at December 31, 2001 from $61.1 million at December 31, 2000. The increase was primarily due to the funding of capital expenditure projects and an increase in working capital, primarily accounts receivable and inventories. The Company's ratio of debt to total capital was 39.2% at December 31, 2001, as compared with 37.2% at December 31, 2000.

Results of Operations
2001 vs. 2000
Net Sales:
-----------------------------------------------------------------------------
($ millions)                   2001      2000      1999      1998      1997
-----------------------------------------------------------------------------
Construction Equipment       $125.2    $151.1    $173.6    $159.2    $103.7
Agriculture Equipment         126.4     107.0     117.8     108.4      97.3
-----------------------------------------------------------------------------
   Total                     $251.6    $258.1    $291.4    $267.6    $201.0

(% of total)
Construction Equipment         49.8%     58.5%     59.6%     59.5%     51.6%
Agriculture Equipment          50.2%     41.5%     40.4%     40.5%     48.4%
-----------------------------------------------------------------------------

Net sales for 2001 of $251.6 million were 2.5% below the $258.1 million of net sales in 2000. Construction equipment net sales in 2001 were $125.2 million, 17% below the $151.1 million in 2000. Construction equipment sales were down in 2001 as dealers remained cautious about adding to or replacing fleet units and adding stock units in light of unfavorable economic conditions. Lower industry-wide rental rates for compact construction equipment, particularly telescopic handlers, also dampened demand for the Company's construction equipment products. Industry-wide telescopic handler retail demand in North America in 2001 was down approximately 27% below 2000's levels. Partially offsetting these unfavorable industry-wide conditions were some early successes for the Company in selling telescopic handlers through its Mustang distribution channel and the continued favorable market acceptance of the four new skid loader models introduced earlier in 2001 for Gehl and Mustang dealers. The Company also introduced new mid-sized models of compact excavators in the second half of 2001 and anticipates solid market acceptance.

Agricultural equipment net sales in 2001 were $126.4 million, 18% above the $107.0 million in 2000. The Company continued to successfully leverage its rural equipment distribution network by shipping compact construction equipment, including telescopic handlers, compact excavators and mini-loaders, to select rural dealers in the agricultural equipment market. Additionally, several new products, including a line of round balers and new skid loader models, significantly contributed to the increase in agricultural equipment revenues. Favorable domestic milk prices also contributed to the positive performance of the Company's agricultural equipment business.

Of the Company's total net sales reported for 2001, $34.5 million represented sales made outside the United States compared with $34.4 million in 2000.

Gross Profit: Gross profit in 2001 was $64.6 million compared to $68.0 million in 2000. Gross profit as a percent of net sales decreased in 2001 to 25.7% from 26.4% in 2000.

Construction equipment gross profit as a percent of net sales for 2001 decreased to 22.4% from 24.3% in 2000. The decrease in construction equipment gross margin was a result of competitive market conditions that resulted in downward pressure on pricing, lower production levels, and a less favorable mix of product shipments. Gross profit as a percent of net sales for agriculture equipment decreased to 28.9% for 2001 from 29.2% for 2000.

Operating Expenses: Selling, general and administrative expenses were $50.8 million, or 20.2% of net sales, in 2001, an increase from $46.0 million, or 17.8% of net sales, in 2000. The Company continues to invest in revenue-enhancing projects to position the Company for future growth and market share expansion, which include its recently launched attachment business, CE Attachments, Inc.,

12  Gehl Company Annual Report 2001

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

new product development, implementation of its enterprise resource planning
(ERP) system, and the centralization of service parts distribution. Such investments, combined with increased professional fees associated with various matters incurred during 2001, increased selling-related costs resulting from competitive market conditions, and a lower level of sales, contributed to the Company's increased operating expenses in the aggregate as well as a percentage of net sales.

During the third quarter of 2001, the Company began several major plant rationalization initiatives as part of a previously announced program to increase profitability. In conjunction with this announcement, the Company recorded a $4.3 million restructuring charge in the third quarter of 2001 (see "Restructuring" for further discussion). In addition, the Company incurred non-recurring charges of $513,000 during the third quarter for legal and financial advisory fees related to the strategic review process undertaken and subsequently completed by the Company's Board of Directors.

Income from Operations:
-----------------------------------------------------------------------------
($ millions)                   2001      2000      1999      1998      1997
-----------------------------------------------------------------------------
Construction Equipment         $2.2     $14.0     $23.7     $19.4     $16.3
Agriculture Equipment           6.7       8.0      11.4       7.9       5.5
-----------------------------------------------------------------------------
   Total                       $8.9     $22.0     $35.1     $27.3     $21.8
-----------------------------------------------------------------------------

Due to lower net sales volume and decreased gross margin, an increase in operating expenses, and non-recurring charges for plant rationalization initiatives and the strategic review process, income from operations in 2001 declined from 2000 levels. Construction equipment income from operations decreased in 2001 to $2.2 million from $14.0 million in 2000. The reduction was primarily due to the impact of reduced construction equipment sales volume, a reduction in gross margin, increased selling related costs resulting from competitive market conditions, and $3.0 million of costs related to the plant rationalization initiatives and the strategic review process. Agriculture equipment income from operations decreased in 2001 to $6.7 million from $8.0 million in 2000 due primarily to $1.8 million of costs related to the plant rationalization initiatives and the strategic review process.

Interest Expense: Interest expense decreased $.4 million, to $4.3 million in 2001 compared to $4.7 million in 2000. Average debt outstanding was $61.0 during 2001 versus $55.1 million in 2000. The increase in average debt was due to increased working capital requirements. The average interest rate paid by the Company declined to approximately 6.5% during 2001 versus 8.7% in 2000.

Other (expense) income, net: Other expense, net decreased $1.0 million to $3.1 million in 2001 from $4.1 million in 2000. This decrease was primarily the result of a $1.8 million decline in the costs of selling finance contracts due to lower discount rates required by third party purchasers of such contracts, in light of the general downward trend of overall interest rates. Other expense, net was positively impacted by a $.8 million gain on the disposal of a former branch service center in 2000. No comparable transaction occurred in 2001.

Provision for Income Taxes: The Company's effective income tax rate of 35.0% for 2001 was consistent with 2000.

Net Income: Net income in 2001 of $2.3 million compared to $9.7 million of net income in 2000. Diluted earnings per share were $.42 in 2001 compared to $1.72 in 2000. Exclusive of the non-recurring charges for plant rationalization initiatives and the strategic review process completed during the third quarter of 2001, the Company realized net income of $5.4 million in 2001, or $.99 per diluted share. The 2000 net income included a gain of $.5 million, or $.10 per diluted share, recognized on the disposal of a former branch service center. Basic earnings per share were $.43 in 2001 versus $1.76 in 2000. No dividends were declared in either 2001 or 2000 on the Company's common stock.

2000 vs. 1999

Net Sales: Net sales for 2000 of $258.1 million were 11.5% below the $291.4 million of net sales in 1999. Construction equipment net sales in 2000 were $151.1 million, 13% below the $173.6 million in 1999. The decline in construction equipment net sales from the 1999 levels reflected lower shipments and retail sales of telescopic handlers consistent with an industry-wide reduced demand for telescopic handler equipment. Industry-wide retail sales of telescopic handlers in North America in 2000 were reported to be 15% to 20% below 1999 levels. The industry-wide reduced demand for telescopic handlers is primarily a result of: a) a decline in residential construction activity, especially within the U.S. housing sector, which was adversely impacted by increased interest rates, and b) reduced demand for new units by rental customers due to low equipment rental rates and adequate levels of units in rental fleet inventory. In addition, a reduction in overseas demand for skid loaders, resulting in part from the continued weakness of the Euro, further contributed to the reduction from 1999 sales levels. Offsetting these negative demand factors, the Company realized a positive contribution in 2000 from shipments of new equipment, including compact excavators and mini-loaders, introduced during 2000 and the latter half of 1999.

Agriculture equipment net sales in 2000 were $107.0 million, 9% below the $117.8 million in 1999 due primarily to reduced shipments of forage harvesting equipment, skid loaders and manure handling equipment. Partially offsetting this reduction were increased sales of disc mower conditioners as a result of new product offerings in 2000. The continuation of record low milk prices throughout

                                            Gehl Company Annual Report 2001   13

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

Income from Operations: Due primarily to lower net sales volume and a decline in gross margins, and a slight increase in operating expenses, income from operations in 2000 declined from 1999 levels. Construction equipment income from operations decreased in 2000 to $14.0 million from $23.7 million in 1999. The reduction was primarily due to the impact of reduced construction equipment sales volume and a contraction in gross margin levels. Agriculture equipment income from operations decreased in 2000 to $8.0 million from $11.4 million in 1999 due primarily to lower agriculture equipment sales volume coupled with a slight increase in selling, general and administrative expenses.

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

Restructuring

On September 26, 2001, the Company adopted several major plant rationalization initiatives to improve profitability by consolidating certain operations. Under these initiatives, the Company will close its manufacturing facility in Lebanon, Pennsylvania and transfer production to other locations. The Company will also transfer the manufacturing of its Mustang line of skid steer loaders from its existing facility in Owatonna, Minnesota to its recently expanded skid steer facility in Madison, South Dakota. In implementing these actions, the Company anticipates that it will incur total restructuring and other non-recurring charges of approximately $5.5 to $6.5 million; a $4.3 million charge was recorded in the third quarter of 2001 in accordance with accounting principles generally accepted in the United States of America. Of the $4.3 million charge recorded in the third quarter of 2001, $1.5 million and $2.8 million related to the Agricultural and Construction segments, respectively. These actions are expected to produce pre-tax cost savings of approximately $1.0 to $1.2 million in 2002 and $4.0 to $4.5 million in 2003 and thereafter.

14 Gehl Company Annual Report 2001

Details of the restructuring charge recorded in the third quarter of 2001 and related activity are as follows (in thousands):

-----------------------------------------------------------------------------
                                                       Balance at
                                    Original           December 31,
                                    Reserve   Utilized        2001
-----------------------------------------------------------------------------
Employee severance and
   termination benefits              $1,635    $   --     $1,635
Write-down of long-lived and
    other assets                      1,754     1,754         --
Other exit costs                        911        --        911
-----------------------------------------------------------------------------
                                     $4,300    $1,754     $2,546
-----------------------------------------------------------------------------

As a result of the plant rationalizations, the Company expects to reduce its current workforce by 249, consisting of hourly and salaried employees at the Lebanon and Owatonna locations. Once the plant rationalizations are completed and employees are added at other locations where work is being shifted, the Company expects an overall net workforce reduction of approximately 10%, or 100 employees. As of December 31, 2001, no employees had been terminated and no charges had been incurred or paid related to severance and termination benefits.

Both the Lebanon and Owatonna manufacturing facilities are expected to be sold, and, accordingly, the tangible assets to be disposed of have been written down to their estimated fair value less cost of disposal. The manufacturing consolidations have commenced and are expected to be substantially completed in 2002.

Other exit costs primarily consist of non-recurring charges that will not benefit activities that will be continued, will not be incurred to generate future revenue, and are incremental to other costs incurred by the Company prior to the adoption of the above initiatives.

Liquidity and Capital Resources

Working Capital: The Company's working capital increased to $107.5 million at December 31, 2001 from $93.0 million twelve months earlier. The increase was primarily the result of an increase in wholesale accounts receivables and inventories, partially offset by a reduction in retail finance contracts receivables and an increase in current liabilities. The Company's current ratio of 2.9 to 1 at December 31, 2001 was consistent with the current ratio at December 31, 2000. Cash on hand at December 31, 2001 was $2.2 million as compared to $2.6 million a year earlier.

Accounts Receivable: The Company's net accounts receivable increased $21.2 million during 2001. Agriculture equipment accounts receivable at year-end 2001 increased $15.9 million from a year earlier, while construction equipment accounts receivables increased $5.3 million over the same period. The increased accounts receivable balances, especially in the Company's agriculture business, are due in part to new products introduced or offered during 2001, which were not previously available to the same extent in 2000, such as new round balers and skid loader models, and telescopic handlers, compact excavators and mini-loaders shipped into the Agriculture distribution channel.

Finance Contracts Receivable: Finance contracts receivable, net of reserves, decreased $13.9 million to $12.7 million at December 31, 2001. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $159.5 million at December 31, 2001 as compared to $150.0 million at year-end 2000. (See "Sales of Finance Contracts Receivable" following).

Inventories: The increase in inventories at December 31, 2001 compared to the prior year reflects the impact of the introduction of new products in 2001 combined with an inventory build-up. The inventory build-up resulted from the slowing sales trend, as well as build-up necessary to ensure product availability during the period that manufacturing is realigned pursuant to the Company's plant rationalization initiatives. The Company continuously adjusts production levels in an attempt to maintain inventory at levels to meet current market demand.

Capital Expenditures:

-----------------------------------------------------------------------------
($ thousands)                  2001      2000      1999      1998      1997
-----------------------------------------------------------------------------
Capital Expenditures         $4,135   $12,577    $7,281    $3,051    $8,718
Depreciation                 $4,687    $4,885    $4,329    $3,941    $2,955
-----------------------------------------------------------------------------

The Company expended $4.1 million for property, plant and equipment in 2001, the majority of which was incurred to upgrade and maintain machinery and equipment, to enhance capability, to improve productivity, to improve product quality and to install the Company's ERP system. Other than expenditures related to the Madison, South Dakota plant expansion as described below, the Company had no significant outstanding commitments for capital items at December 31, 2001. The Company plans to make up to $6.2 million in capital expenditures in 2002, including approximately $3.7 million to complete an expansion of the Madison, South Dakota plant necessary to accommodate the transfer of Mustang skid loader production from Owatonna, Minnesota to the Madison facility. The Company believes its present facilities, with the completion of the Madison, South Dakota expansion project, will be sufficient to provide adequate capacity for its operations in 2002.

Debt and Equity:
-----------------------------------------------------------------------------
December 31,                   2001      2000      1999      1998      1997
-----------------------------------------------------------------------------
($ millions)
Total Debt                  $  64.4    $ 61.1     $31.6     $29.5     $49.7
Shareholders' Equity         $100.0    $103.0     $97.4     $94.1     $77.6
% Total Debt to
   Total Capitalization       39.2%     37.2%     24.5%     23.9%     39.1%
-----------------------------------------------------------------------------

At December 31, 2001, shareholders' equity had decreased $3.0 million to $100.0 million from $103.0 million a year earlier. This decrease primarily reflected the impact of the year's net income of $2.3 million, which was more than

                                            Gehl Company Annual Report 2001   15
offset by a $5.7 million reduction in other comprehensive income which related to a minimum pension liability adjustment, net of tax.

In September 2001, the Company's Board of Directors authorized a repurchase plan providing for the repurchase of up to 500,000 shares of the Company's outstanding common stock. As of December 31, 2001, 15,000 shares had been repurchased in the open market under this authorization at an aggregate cost of $245,000. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

Borrowing Arrangements (See also Note 5 of Notes to Consolidated Financial Statements): The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2002, and is subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable and inventories. The interest rate paid on borrowings denominated in U.S. dollars is 2.0% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). In Canada, where the Company may borrow up to $5.5 million, the interest rate is 2.5% above the Canadian one-month bankers' acceptance rates ("BA Rate"). At December 31, 2001, the Company had unused borrowing capacity of $18.2 million under the Facility, versus $20.2 million a year earlier. Management believes the Facility, as amended below, will provide sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

Borrowings under the Facility are classified as long-term at December 31, 2001 based on the Company's agreement to amend the existing Facility. Under the terms of this amendment, the expiration date of the Facility will be extended to December 31, 2004, the line of credit will be increased to $90 million from February 28, 2002 to June 30, 2002, and the interest rate on borrowings denominated in U.S. dollars will be 2.5% to 2.65% above LIBOR. All other terms and provisions are similar to the current Facility.

The Company also has outstanding $8.4 million of 9% industrial development bonds related to the Lebanon, Pennsylvania facility with a 2010 final maturity; repayments commence in 2005.

Sales of Finance Contracts Receivable: The sale of finance contracts is an important component of the Company's overall liquidity. The Company has arrangements with several financial institutions and financial service companies to sell with recourse its finance contracts receivable. The Company continues to service substantially all contracts whether or not sold. At December 31, 2001, the Company serviced $159.5 million of such contracts, of which $144.8 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $133,000 in 2001 as compared to $245,000 in 2000. As a percentage of outstanding serviced contracts, the loss ratios were .1% and .2% in 2001 and 2000, respectively.

The Company incurred $3.2 million of costs in selling $113.0 million of its finance contracts in 2001, as compared to $5.0 million of costs in selling $98.5 million of such contracts in 2000. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts. The Company believes that it will be able to arrange sufficient capacity to sell its finance contracts for the foreseeable future.

Accounting Pronouncements: The Securities and Exchange Commission recently issued an interpretive financial reporting release entitled "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" (FR-60) and a companion release "Commission Statement About Management's Discussion and Analysis of Financial Condition and Results of Operations" (FR-61). The Company is presently reviewing the suggested disclosures as set forth therein. For a summary of the Company's accounting policies see Note 1 of Notes to Consolidated Financial Statements. For schedules of the Company's debt and lease obligations, refer to
Note 5 and Note 12, respectively, of Notes to Consolidated Financial Statements. As previously discussed, the sale of finance contracts is an important component of the Company's overall liquidity. For additional information surrounding finance contracts receivable as of December 31, 2001, including a summary of contracts sold during fiscal 2001, and the face value of previously sold contracts that are currently serviced by the Company, see Note 2 of Notes to Consolidated Financial Statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment at least annually with any related losses recognized in earnings when incurred. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 will be effective for the Company as of January 1, 2002. The adoption of SFAS No. 142 is expected to reduce annual amortization expense by approximately $500,000. The Company is currently evaluating the impact of the transitional provisions of SFAS No. 142.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The statement will be effective for years beginning after June 15, 2002. Management has not yet completed its evaluation of the impact of the adoption of this statement.

16 Gehl Company Annual Report 2001

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001 and interim periods within those fiscal years. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale, and supersedes SFAS No. 121. Management has not yet completed its evaluation of the impact of the adoption of this statement.

In April 2001, the FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 00-25 "Vendor Income Statement Characterization of Consideration to a Retailer". This issue addresses when consideration from a vendor to a retailer
(a) in connection with the retailer's purchase of the vendor's products or (b) to promote sales of the vendor's products by the retailer should be classified in the vendor's income statement as a reduction of revenue. EITF 00-25 is applicable for fiscal quarters beginning after December 15, 2001. The Company is currently assessing the impact of adopting EITF 00-25 and currently believes that the impact, if any, would be limited to a reclassification of costs associated with sales incentives provided to dealers as a reduction in net sales. These costs are currently included in selling, general and administrative expenses. Any such reclassification will have no impact on reported income before income taxes, net income, or income per share amounts.

Market Risk

The Company is exposed to market risk from changes in interest rates as well as fluctuations in currency. See further disclosure relating to variable rate debt under "Liquidity and Capital Resources -- Borrowing Arrangements" above.

Interest Rate Risk: The Company's line-of-credit facility is primarily LIBOR-based and is subject to interest rate movements. A 10% increase or decrease in the average cost of the Company's variable rate debt would result in a change in pre-tax interest expense of approximately $217,000 based upon borrowings outstanding at December 31, 2001.

Commodity Risk: The Company is exposed to fluctuations in market prices for commodities, especially steel. Each one of the Company's business segments is subject to commodity price risk as the prices for raw materials change with movements in underlying commodity prices. Therefore, the Company has established various programs to manage the negotiations of commodity prices. In general, the Company enters into contracts with selected vendors to lock in commodity prices at various times and for various periods in order to limit near-term exposure to fluctuations in raw material prices.

Currency Risk: The Company has limited exposure to foreign currency exchange fluctuations. Certain sales are made in Canadian dollars and Euros; however, to minimize this exposure, the Company borrows in Canadian dollars under its line-of-credit facility and, in limited circumstances, enters into currency hedge transactions relative to Euro billings.

Forward-Looking Statements

The Company intends that certain matters discussed in this Annual Report (including in this section and the Chairman's letter) are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding future market conditions, costs of and cost-savings associated with the Company's plant rationalization initiatives, projected capital expenditures, and the Company's future sales and earnings, are forward-looking statements. When used in this Annual Report, words such as the Company "believes," "anticipates," "expects" or "estimates" or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause actual results to differ materially from those anticipated as of the date this Annual Report was printed. Factors that could cause such a variance include, but are not limited to, unanticipated changes in general economic and capital market conditions, the Company's ability to implement successfully its strategic initiatives and plant rationalization actions, market acceptance of newly introduced products, the cyclical nature of the Company's business, the Company's and its customers' access to credit, competitive pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in currency exchange rates, the Company's ability to secure sources of liquidity necessary to fund its operation, changes in environmental laws, the impact of any acquisition effected by the Company, and employee and labor relations. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report are only made as of the date of its printing, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                                            Gehl Company Annual Report 2001   17

FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

Assets
-----------------------------------------------------------------------------
In Thousands, Except Share Data - December 31,               2001      2000
-----------------------------------------------------------------------------
Cash                                                     $  2,248  $  2,590
Accounts receivable-net                                    90,714    69,546
Finance contracts receivable-net                            7,511    16,549
Inventories                                                52,161    45,598
Prepaid income taxes                                       10,171     8,078
Prepaid expenses and other current assets                   1,119       636
-----------------------------------------------------------------------------
   Total current assets                                   163,924   142,997
-----------------------------------------------------------------------------

Property, plant and equipment-net                          43,431    46,172
Finance contracts receivable-net, non-current               5,147     9,967
Intangible assets                                          12,417    13,086
Other assets                                               12,490    10,496
-----------------------------------------------------------------------------
Total assets                                             $237,409  $222,718
-----------------------------------------------------------------------------

Liabilities and Shareholders' Equity
-----------------------------------------------------------------------------
Current portion of long-term debt obligations            $    161  $    187
Accounts payable                                           30,644    26,645
Accrued liabilities                                        25,661    23,195
-----------------------------------------------------------------------------
    Total current liabilities                              56,466    50,027
-----------------------------------------------------------------------------

Line of credit facility                                    55,188    51,608
Long-term debt obligations                                  9,049     9,277
Deferred income taxes                                       2,460     5,096
Other long-term liabilities                                14,225     3,692
-----------------------------------------------------------------------------
    Total long-term liabilities                            80,922    69,673
-----------------------------------------------------------------------------

Common stock, $.10 par value, 25,000,000 shares
authorized, 5,359,721 and 5,330,500 shares
outstanding at December 31, 2001 and 2000, respectively       536       533
Preferred stock, $.10 par value, 2,000,000 shares
 authorized, 250,000 shares designated as Series A
 preferred stock, no shares issued                             --        --
Capital in excess of par                                    6,980     6,495
Retained earnings                                          98,429    96,124
Accumulated other comprehensive loss                       (5,924)     (134)
-----------------------------------------------------------------------------
    Total shareholders' equity                            100,021   103,018
-----------------------------------------------------------------------------

Total liabilities and shareholders' equity               $237,409  $222,718
-----------------------------------------------------------------------------
Contingencies (Notes 2 and 13)
-----------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

18  Gehl Company Annual Report 2001

                                                         FINANCIAL STATEMENTS
Consolidated Statements of Income
-----------------------------------------------------------------------------
In Thousands, Except Per Share Data -
 Year Ended December 31,                           2001      2000      1999
-----------------------------------------------------------------------------
Net sales                                      $251,636  $258,118  $291,398
  Cost of goods sold                            187,069   190,093   210,851
-----------------------------------------------------------------------------
Gross profit                                     64,567    68,025    80,547

  Selling, general and administrative expenses   50,811    46,040    45,490
  Strategic review proces costs                     513        --        --
  Restructuring charge                            4,300        --        --
-----------------------------------------------------------------------------
    Total operating expenses                     55,624    46,040    45,490
-----------------------------------------------------------------------------
Income from operations                            8,943    21,985    35,057

  Interest expense                               (4,299)   (4,741)   (3,083)
  Interest income                                 2,024     1,760     1,555
  Other (expense) income, net                    (3,122)   (4,148)   (2,235)
-----------------------------------------------------------------------------
Income before income taxes                        3,546    14,856    31,294
  Provision for income taxes                      1,241     5,200    11,109
-----------------------------------------------------------------------------
Net income                                     $  2,305  $  9,656  $ 20,185
-----------------------------------------------------------------------------
Diluted net income per common share            $    .42  $   1.72  $   3.17
-----------------------------------------------------------------------------
Basic net income per common share              $    .43  $   1.76  $   3.29
-----------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.


                                             Gehl Company Annual Report 2001  19

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                                                      Other                  Capital
                                                  Comprehensive    Retained  Comphrehensive      Common    In Excess
In Thousands                               Total         Income    Earnings            Loss       Stock       of Par
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998            $ 94,105                  $  66,283      $   (1,152)     $  644     $ 28,330

Comprehensive income:
  Net income                              20,185        $20,185      20,185
  Minimum pension liability adjustments,
    net of $134 of taxes                     249            249                         249
                                                        -------
      Comprehensive income                               20,434
                                                        =======
Exercise of stock options                  1,070                                                     14        1,056
Treasury stock purchases/cancellations   (18,523)                                                   (93)     (18,430)
Other                                        338                                                                 338
---------------------------------------------------               ---------------------------------------------------
Balance at December 31, 1999              97,424                     86,468            (903)        565       11,294

Comprehensive income:
  Net income                               9,656          9,656       9,656
  Minimum pension liability adjustments,
    net of $415 of taxes                     769            769                         769
                                                         ------
      Comprehensive income                               10,425
                                                         ======
Exercise of stock options                    526                                                      7          519
Treasury stock purchases/cancellations    (5,924)                                                   (39)      (5,885)
Other                                        567                                                                 567
---------------------------------------------------               ---------------------------------------------------
Balance at December 31, 2000             103,018                     96,124            (134)        533        6,495

Comprehensive income:
  Net income                               2,305          2,305       2,305
  Minimum pension liability adjusments,
    net of $3,087 of taxes                (5,732)        (5,732)                     (5,732)
  Unrealized gains (losses), net of
    $31 of taxes                             (58)           (58)                        (58)
                                                        -------
      Comprehensive loss                                $(3,485)
                                                        =======
Exercise of stock options                    357                                                      4          353
Treasury stock purchases/cancellations      (245)                                                    (1)        (244)
Other                                        376                                                                 376
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001            $100,021                    $98,429         $(5,924)       $536       $6,980
---------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

20  Gehl Company Annual Report 2001

                                                            FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------
In Thousands - Year Ended December 31,             2001      2000      1999
-----------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income                                     $  2,305  $  9,656  $ 20,185
Adjustments to reconcile net income to
 net cash (used for) provided by
 operating activities:
  Depreciation                                    4,687     4,885     4,329
  Amortization                                      729       849       782
  Gain on sale of property, plant and equipment      --      (863)      (46)
  Restructuring costs                             1,754        --        --
  Cost of sales of finance contracts              3,222     4,990     2,911
  Deferred income taxes                          (1,611)      121    (1,421)
  Proceeds from sales of finance contracts      109,740    93,485    74,128
  Increase (decrease) in cash due to changes in:
    Accounts receivable-net                     (21,437)     (995)    2,255
    Finance contracts receivable-net            (99,104) (105,606)  (80,834)
    Inventories                                  (7,103)  (10,392)   (3,113)
    Prepaid expenses and other current assets      (483)     (125)      843
    Other assets                                    354       520       542
    Accounts payable                              3,999     1,568     1,515
    Accrued liabilities                           2,842    (5,225)    2,888
-----------------------------------------------------------------------------
     Net cash (used for) provided by
      operating activities                         (106)   (7,132)   24,964
-----------------------------------------------------------------------------

Cash Flows from Investing Activities

Property, plant and equipment additions          (4,135)  (12,577)   (7,281)
Proceeds from sale of property, plant and
  equipment                                          --       942       112
Increase (decrease) in other assets                 553    (4,189)   (2,713)
-----------------------------------------------------------------------------
     Net cash used for investing activities      (3,582)  (15,824)   (9,882)
-----------------------------------------------------------------------------

Cash Flows from Financing Activities

Proceeds from revolving credit loans              3,580    29,570     2,679
Decrease in other long-term obligations            (254)     (274)     (607)
(Decrease) increase in other long-term
  liabilities                                       (92)      638       422
Proceeds from issuance of common stock              357       526     1,070
Treasury stock purchases                           (245)   (5,924)  (18,523)
-----------------------------------------------------------------------------
     Net cash provided by (used for)
      financing activities                        3,346    24,536   (14,959)
-----------------------------------------------------------------------------

Net (decrease) increase in cash                    (342)    1,580       123
Cash, beginning of year                           2,590     1,010       887
-----------------------------------------------------------------------------
Cash, end of year                              $  2,248  $  2,590  $  1,010
-----------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

                                            Gehl Company Annual Report 2001   21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

Consolidation: Gehl Company is engaged in the manufacture and distribution of equipment and machinery for the construction market, and in the manufacture and distribution of equipment and machinery primarily for the dairy, livestock and poultry agricultural sector. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Ultimate realization of assets and settlement of liabilities in the future could differ from those estimates.

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

Properties and Depreciation: Properties are stated at cost. When properties are sold or otherwise disposed of, cost and accumulated depreciation are removed from the respective accounts and any gain or loss is included in income. The Company provides for depreciation of assets generally using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation is generally recorded using the following estimated useful lives for financial statement purposes:

--------------------------------------------------------
                                                Years
--------------------------------------------------------
Buildings                                      25-31.5
Machinery and equipment                           7-12
Autos and trucks                                   3-5
Office furniture and fixtures                      3-5
--------------------------------------------------------

Expenditures which substantially increase value or extend asset lives are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

Debt Issue Costs: Costs incurred in conjunction with incurrence of indebtedness are capitalized and subsequently amortized over the related periods of the obligations.

Intangible Assets: The cost in excess of the fair market value of net assets acquired (goodwill), in transactions occurring prior to July 1, 2001, was being amortized on the straight-line basis over 30 years through December 31, 2001. A five-year noncompete agreement with the former owners of the Company's Mustang business is being amortized on the straight-line basis over the life of the agreement. Accumulated amortization of intangible assets at December 31, 2001 and 2000 was $3.2 million and $2.5 million, respectively. The Company reviews the carrying value of goodwill and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment would be determined based on a comparison of the undiscounted future operating cash flows anticipated to be generated during the remaining life of the goodwill or long-lived assets to the carrying value. Measurement of any impairment loss would be based on discounted operating cash flows.

Foreign Currency Transactions: Foreign currency transaction gains and losses are included in the determination of income. Foreign currency losses were $113,000, $252,000 and $15,000 in 2001, 2000 and 1999, respectively.

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

22  Gehl Company Annual Report 2001

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $3.0 million, $3.1 million and $3.0 million in 2001, 2000 and 1999, respectively.

Other (Expense) Income: Other (expense) income is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, and other nonoperating items.

Comprehensive Income: Accumulated other comprehensive loss is comprised primarily of minimum pension liability adjustments.

Accounting Pronouncements: In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment at least annually with any related losses recognized in earnings when incurred. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 will be effective for the Company as of January 1, 2002. The adoption of SFAS No. 142 is expected to reduce annual amortization expense by approximately $500,000. The Company is currently evaluating the impact of the transitional provisions of SFAS No. 142.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The statement will be effective for years beginning after June 15, 2002. Management has not yet completed its evaluation of the impact of the adoption of this statement.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001 and interim periods within those fiscal years. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale, and supersedes SFAS No. 121. Management has not yet completed its evaluation of the impact of the adoption of this statement.

In April 2001, the FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 00-25 "Vendor Income Statement Characterization of Consideration to a Retailer". This issue addresses when consideration from a vendor to a retailer
(a) in connection with the retailer's purchase of the vendor's products or (b) to promote sales of the vendor's products by the retailer should be classified in the vendor's income statement as a reduction of revenue. EITF 00-25 is applicable for fiscal quarters beginning after December 15, 2001. The Company is currently assessing the impact of adopting EITF 00-25 and currently believes that the impact, if any, would be limited to a reclassification of costs associated with sales incentives provided to dealers as a reduction in net sales. These costs are currently included in selling, general and administrative expenses. Any such reclassification will have no impact on reported income before income taxes, net income, or income per share amounts.

Note 2 - Accounts Receivable
and Finance Contracts Receivable

Accounts receivable and finance contracts receivable were comprised of the following (in thousands):

--------------------------------------------------------------------
December 31,                                       2001       2000
--------------------------------------------------------------------
Accounts receivable                             $95,788    $74,069
Less allowances for:
    doubtful accounts                            (2,235)    (1,864)
    returns and dealer discounts                 (2,839)    (2,659)
--------------------------------------------------------------------
                                                $90,714    $69,546
--------------------------------------------------------------------

Finance contracts receivable                    $16,177    $31,417
Less: unearned interest                          (1,471)    (2,940)
    allowance for doubtful accounts              (2,048)    (1,961)
--------------------------------------------------------------------
                                                 12,658     26,516
Less: non-current portion                        (5,147)    (9,967)
--------------------------------------------------------------------
    Current portion                             $ 7,511    $16,549
--------------------------------------------------------------------

The finance contracts receivable at December 31, 2001 have a weighted-average interest rate of approximately 6.4%.

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

                                            Gehl Company Annual Report 2001   23

     The following summarizes the Company's sales of retail finance contracts receivable during 2001 and 2000 (in thousands):
--------------------------------------------------------------------
                                                   2001       2000
--------------------------------------------------------------------
Value of contracts sold
  - net of $8.4 million and $8.3 million,
  respectively, of unearned interest           $112,962   $ 98,475
Cash received on sales of contracts             109,740     93,485
--------------------------------------------------------------------
Cost of sales of finance contracts             $  3,222   $  4,990

--------------------------------------------------------------------
Net receivables outstanding at
  December 31 relating to
  finance contracts sold                       $144,800   $121,649
--------------------------------------------------------------------

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

     Note 3 - Inventories

If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

--------------------------------------------------------------------
December 31,                                       2001       2000
--------------------------------------------------------------------
Raw materials and supplies                      $20,309    $17,689
Work-in-process                                   6,414      4,995
Finished machines and parts                      45,629     42,525
--------------------------------------------------------------------
Total current cost value                         72,352     65,209
Adjustment to LIFO basis                        (20,191)   (19,611)
--------------------------------------------------------------------
                                                $52,161    $45,598
--------------------------------------------------------------------

     Note 4 - Property, Plant and
     Equipment - Net

     Property, plant and equipment consisted of the following
     (in thousands):

--------------------------------------------------------------------
December 31,                                       2001       2000
--------------------------------------------------------------------
Land                                            $ 1,831    $ 1,831
Buildings                                        32,171     31,921
Machinery and equipment                          48,642     48,198
Autos and trucks                                    362        360
Office furniture and fixtures                    12,930     11,821
--------------------------------------------------------------------
                                                 95,936     94,131
--------------------------------------------------------------------
Less: accumulated depreciation                  (52,505)   (47,959)
--------------------------------------------------------------------
Property, plant and equipment-net               $43,431    $46,172
--------------------------------------------------------------------

Note 5 - Debt Obligations

A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):

--------------------------------------------------------------------
December 31,                                       2001       2000
--------------------------------------------------------------------
Line of credit facility                         $55,188    $51,608
9.0% industrial development bonds                 8,400      8,400
Other debt obligations                              810      1,064
--------------------------------------------------------------------
                                                 64,398     61,072
Less: current portion                              (161)      (187)
--------------------------------------------------------------------
Long-term debt obligations                      $64,237    $60,885
--------------------------------------------------------------------

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

At December 31, 2001, the Company had unused borrowing capacity of approximately $18.2 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

Borrowings under the Facility are classified as long-term at December 31, 2001 based on the Company's agreement to amend the existing Facility. Under the terms of this amendment, the expiration date of the Facility will be extended to December 31, 2004, the line of credit will be increased to $90 million from February 28, 2002 to June 30, 2002, and the interest rate on borrowings denominated in U.S. dollars will be 2.5% to 2.65% above LIBOR. All other terms and provisions are similar to the current Facility.

The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $640,000 until the first mandatory bond redemption period in 2003. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund and interest subsequently earned. Financial covenants related to the industrial development bonds require the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

24   Gehl Company Annual Report 2001

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Annual maturities of debt obligations are as follows (in thousands):

-----------------------------------------------------------
2002                                            $   161
2003                                                530
2004                                             55,220
2005                                              1,475
2006                                              1,412
Later years                                       5,600
-----------------------------------------------------------
                                                $64,398
-----------------------------------------------------------

     Interest paid on total debt obligations was $4.5 million, $4.5 million and $3.0 million in 2001, 2000 and 1999, respectively.

     Note 6 - Accrued Liabilities

     Accrued liabilities were comprised of the following (in thousands):

--------------------------------------------------------------------
December 31,                                       2001       2000
--------------------------------------------------------------------
Accrued salaries and wages                      $ 4,571    $ 4,095
Dealer recourse deposits                          2,873      2,648
Accrued warranty costs                            4,296      4,787
Accrued product liability costs                   3,543      3,409
Restructuring reserve                             2,546         --
Accrued income taxes                              2,523      1,165
Other                                             5,309      7,091
--------------------------------------------------------------------
                                                $25,661    $23,195
--------------------------------------------------------------------

     Note 7 - Restructuring Charge

     On September 26, 2001, the Company adopted several major plant rationalization initiatives to improve profitability by consolidating certain operations. Under these initiatives, the Company will close its manufacturing facility in Lebanon, Pennsylvania and transfer production to other locations. The Company will also transfer the manufacturing of its Mustang line of skid steer loaders from its existing facility in Owatonna, Minnesota to its recently expanded skid steer facility in Madison, South Dakota. In implementing these actions, the Company anticipates that it will incur total restructuring and other non-recurring charges of approximately $5.5 to $6.5 million; a $4.3 million charge was recorded in the third quarter of 2001 in accordance with accounting principles generally accepted in the United States of America. Of the $4.3 million charge recorded in the third quarter of 2001, $1.5 million and $2.8 million related to the Agricultural and Construction segments, respectively.

Details of the restructuring charge recorded in the third quarter of 2001 and related activity are as follows (in thousands):

-------------------------------------------------------------------------------
                                                                    Balance at
                                              Original              December 31,
                                              Reserve     Utilized         2001
-------------------------------------------------------------------------------
Employee severance and
    termination benefits                       $  1,635   $     --   $  1,635
Write-down of long-lived
    and other assets                              1,754      1,754         --
Other exit costs                                    911         --        911
-------------------------------------------------------------------------------
                                               $  4,300   $  1,754   $  2,546
-------------------------------------------------------------------------------

As a result of the plant rationalizations, the Company expects to reduce its current workforce by 249, consisting of hourly and salaried employees at the Lebanon and Owatonna locations. Once the plant rationalizations are completed and employees are added at other locations where work is being shifted, the Company expects an overall net workforce reduction of approximately 10%, or 100 employees. As of December 31, 2001, no employees had been terminated and no charges had been incurred or paid related to severance and termination benefits.

Both the Lebanon and Owatonna manufacturing facilities are expected to be sold, and, accordingly, the tangible assets to be disposed of have been written down to their estimated fair value, less cost of disposal. The manufacturing consolidations have commenced and are expected to be substantially completed in 2002.

Other exit costs primarily consist of non-recurring charges that will not benefit activities that will be continued, will not be incurred to generate future revenue, and are incremental to other costs incurred by the Company prior to the adoption of the above initiatives.

Note 8 - Income Taxes

The income tax provision recorded for the years ended December 31, 2001, 2000 and 1999 consisted of the following (in thousands):
-------------------------------------------------------------------------------
Year Ended December 31,                         Federal      State      Total
-------------------------------------------------------------------------------
2001           Current                          $ 2,513       $339    $ 2,852
               Deferred                          (1,611)        --     (1,611)
-------------------------------------------------------------------------------
                  Total                         $   902       $339    $ 1,241
-------------------------------------------------------------------------------
2000           Current                          $ 4,577       $502    $ 5,079
               Deferred                             121         --        121
-------------------------------------------------------------------------------
                  Total                         $ 4,698       $502    $ 5,200
-------------------------------------------------------------------------------
1999           Current                          $12,080       $450    $12,530
               Deferred                          (1,421)        --     (1,421)
-------------------------------------------------------------------------------
                  Total                         $10,659       $450    $11,109
-------------------------------------------------------------------------------

                                            Gehl Company Annual Report 2001   25

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):

-------------------------------------------------------------------------------
                                                   2001       2000       1999
-------------------------------------------------------------------------------
Federal statutory rate                            34.0%      35.0%      35.0%
State income taxes, net of
    Federal income tax effect                      6.3        2.2         .9
Goodwill                                           4.7        4.2        1.8
Foreign sales corporation and other
    tax credits                                   (6.3)      (2.2)       (.8)
Other, net                                        (3.7)      (4.2)      (1.4)
-------------------------------------------------------------------------------
                                                  35.0%      35.0%      35.5%
-------------------------------------------------------------------------------

     The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):
-------------------------------------------------------------------------------
December 31,                                                  2001       2000
-------------------------------------------------------------------------------
Accrued expenses and reserves                              $ 8,237    $ 7,103
Asset valuation reserves                                     2,433      1,960
Pension benefits                                               907     (2,006)
Operating loss carryforwards                                   301        229
Tax credit carryforwards                                       323        343
Installment sales                                             (472)      (945)
Property, plant and equipment                               (3,285)    (3,009)
Other, net                                                    (109)      (121)
Valuation allowance                                           (624)      (572)
-------------------------------------------------------------------------------
Net deferred tax asset                                      $7,711    $ 2,982
-------------------------------------------------------------------------------

     The net asset is included in the consolidated balance sheet in the following captions (in thousands):

-------------------------------------------------------------------------------
December 31,                                                  2001       2000
-------------------------------------------------------------------------------
Prepaid income taxes                                       $10,171    $ 8,078
Deferred income taxes                                       (2,460)    (5,096)
-------------------------------------------------------------------------------
                                                           $ 7,711    $ 2,982
-------------------------------------------------------------------------------

     At December 31, 2001, the Company had state net operating loss carryforwards of $5.8 million which will be available for the reduction of future income tax liabilities. A valuation allowance has been recorded against these carryforwards for which utilization is uncertain.

     Cash paid related to income taxes during 2001, 2000 and 1999 was $1.1 million, $6.6 million and $11.9 million, respectively.

     Note 9 - Employee Retirement Plans

     The Company sponsors two qualified defined benefit pension plans for certain of its employees. The following schedules set forth a reconciliation of the changes in the plans' benefit obligation and fair value of plan assets and a statement of the funded status (in thousands):

-------------------------------------------------------------------------------
Reconciliation of benefit obligation:                         2001       2000
-------------------------------------------------------------------------------
Obligation at beginning of year                            $31,294    $30,429
Service cost                                                   538        573
Interest cost                                                2,506      2,430
Plan amendments                                                909         --
Actuarial loss (gain)                                        1,035       (207)
Benefit payments                                            (2,155)    (1,931)
-------------------------------------------------------------------------------
Obligation                                                 $34,127    $31,294
-------------------------------------------------------------------------------

Reconciliation of fair value of plan assets:
Fair value of plan assets
  at beginning of year                                     $33,336    $28,073
Actual return on plan assets                                (3,846)     4,793
Employer contributions                                         939      2,401
Benefit payments                                            (2,155)    (1,931)
-------------------------------------------------------------------------------
Fair value of plan assets                                  $28,274    $33,336
-------------------------------------------------------------------------------

Funded Status:
Funded status at end of year                               $(5,853)   $ 2,042
Unrecognized prior service cost                              1,633        949
Unrecognized loss                                           10,174      2,378
-------------------------------------------------------------------------------
Net amount recognized at December 31                       $ 5,954    $ 5,369
-------------------------------------------------------------------------------

The following table provides the amounts recognized in the statement of financial position (in thousands):

-------------------------------------------------------------------------------
December 31,                                                  2001       2000
-------------------------------------------------------------------------------
Prepaid benefit cost                                       $ 5,954    $ 5,369
Intangible asset                                             1,633         --
Minimum pension liability                                  (10,452)        --
Accumulated other comprehensive loss                         8,819         --
-------------------------------------------------------------------------------
Net amount recognized at December 31                       $ 5,954    $ 5,369
-------------------------------------------------------------------------------

The prepaid benefit cost and the intangible asset amounts are included in non-current other assets. The accrued benefit liability amount is included in other long-term liabilities.

The following table provides disclosure of the net periodic benefit cost (in thousands):

-------------------------------------------------------------------------------
Year Ended December 31,                            2001       2000       1999
-------------------------------------------------------------------------------
Service cost                                    $   538    $   573    $   573
Interest cost                                     2,506      2,430      2,107
Expected return on plan assets                   (2,915)    (2,631)    (2,398)
Amortization of prior service cost                  225        149        149
Amortization of net loss                             --         --        154
-------------------------------------------------------------------------------
Net periodic benefit cost                       $   354    $   521    $   585
-------------------------------------------------------------------------------

26  Gehl Company Annual Report 2001

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

-------------------------------------------------------------------------------
                                                              2001       2000
-------------------------------------------------------------------------------
Weighted-average assumptions as of September 30:
Discount rate                                                7.50%      8.25%
Expected return on plan assets                               9.00%      9.00%
Rate of compensation increase                                4.00%      4.00%
-------------------------------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the plans having accumulated benefit obligations in excess of plan assets were $34.1 million, $32.8 million and $28.3 million, respectively, as of December 31, 2001.

     The measurement date used for each of the actuarial calculations was September 30. Plan assets consist principally of common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974. Between the measurement date of September 30, 2001 and the year-end of December 31, 2001, the actual return on pension plan assets approximated $3.5 million.

     In addition, the Company maintains a non-qualified supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $2.7 million and $2.1 million at December 31, 2001 and 2000, respectively, using a discount rate of 7.25% in 2001 and 7.75% in 2000. The Company maintains a Rabbi Trust containing $1.4 million of assets designated for the above plan. The net periodic benefit cost was $431,000, $593,000 and $372,000 in 2001, 2000 and 1999, respectively.

     The Company maintains a savings and profit sharing plan. The Company matches 50% of non-bargaining unit employee contributions to the plan not to exceed 6% of an employee's annual compensation. Vesting of Company contributions occur at the rate of 20% per year. Contri-butions approximated $606,000, $639,000 and $632,000 in 2001, 2000 and 1999,
     respectively.

     The Company maintains a defined contribution plan that covers certain employees not covered by a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company contributed approximately $288,000, $346,000 and $407,000 in connection with this plan in 2001, 2000 and 1999, respectively.

     The Company provides postretirement benefits to certain retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 200.

The following schedules set forth a reconciliation of the changes in the postretirement plan's benefit obligation and funded status (in thousands):

-------------------------------------------------------------------------------
December 31,                                                  2001       2000
-------------------------------------------------------------------------------
Reconciliation of benefit obligation:
Obligation at beginning of year                           $  1,742    $ 1,717
Service cost                                                    83         59
Interest cost                                                  145        129
Actuarial loss                                                 329          5
Benefit payments                                               (63)      (168)
-------------------------------------------------------------------------------
Obligation                                                $  2,236    $ 1,742
-------------------------------------------------------------------------------
Funded Status:
Funded status at end of year                               $(2,236)   $(1,742)
Unrecognized transition obligation                             248        271
Unrecognized loss                                            1,087        809
-------------------------------------------------------------------------------
Net amount recognized                                      $  (901)   $  (662)
-------------------------------------------------------------------------------

The following table provides disclosure of the net periodic benefit cost (in thousands):

-------------------------------------------------------------------------------
Year Ended December 31,                           2001       2000       1999
-------------------------------------------------------------------------------
Service cost                                       $ 83       $ 59       $ 59
Interest cost                                       145        129        127
Amortization of transition
    obligation                                       23         23         23
Amortization of net loss                             51         37         50
-------------------------------------------------------------------------------
Net periodic benefit cost                          $302       $248       $259
-------------------------------------------------------------------------------

The assumed health care cost rate trend used in measuring the accumulated postretirement benefit obligation at December 31, 2001 was 8% decreasing to 5% over six years and at December 31, 2000 was 6% decreasing to 5% in subsequent years. The discount rate used in determining the accumulated postretirement obligation was 7.25% in 2001, 7.75% in 2000 and 8.25% in 1999.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in thousands):

-------------------------------------------------------------------------------
                                            1% Increase  1% Decrease
-------------------------------------------------------------------------------
Effect on total of service and interest
cost components of net periodic
postretirement health care benefit cost            $ 25     $  (21)

Effect on the health care component
of the accumulated postretirement
benefit obligation                                 $163     $ (132)
-------------------------------------------------------------------------------

                                            Gehl Company Annual Report 2001   27

     Note 10 - Shareholders' Equity

     During April 2000, the 2000 Equity Incentive Plan was adopted, which authorizes the granting of awards for up to 600,000 shares of the Company's common stock. An award is defined within the 2000 Equity Incentive Plan as a stock option, stock appreciation right, restricted stock or performance share. In April 1996, the 1995 Stock Option Plan was adopted, which authorizes the granting of options for up to 600,000 shares of the Company's common stock. The Plans provide that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options generally vest ratably over a period not exceeding three years after the grant date.The option period shall not be more than ten years after the grant date.

     Following is a summary of activity in the Plans for 1999, 2000 and 2001:

-------------------------------------------------------------------------------
                                                            Shares     Weighted
                                                           Subject      Average
                                                         to Option Option Price
-------------------------------------------------------------------------------
Outstanding, January 1, 1999                               655,794     $10.76
    Granted                                                119,500      18.71
    Exercised                                             (135,992)      7.72
    Cancelled                                              (31,668)     16.73
-------------------------------------------------------------------------------
Outstanding, December 31, 1999                             607,634     $12.69
    Granted                                                268,500      12.60
    Exercised                                              (76,222)      7.38
    Cancelled                                              (18,835)     18.83
-------------------------------------------------------------------------------
Outstanding, December 31, 2000                             781,077     $13.03
    Granted                                                215,250      14.90
    Exercised                                              (41,533)      7.65
    Cancelled                                              (24,102)     15.52
-------------------------------------------------------------------------------
Outstanding, December 31, 2001                             930,692     $13.64
-------------------------------------------------------------------------------
Exercisable,
    December 31, 2001                                      505,442     $13.10
-------------------------------------------------------------------------------

     The exercise price for options outstanding at December 31, 2001 range from $7.31 to $22.50 per share. The weighted- average remaining contractual life of these options approximates seven years.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options granted under the stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1999, 2000 and 2001 consistent with the provisions of SFAS No. 123, the Company's pro-forma net income and earnings per share would have been as presented below (in thousands, except per share data):

-------------------------------------------------------------------------------
Year Ended December 31,                            2001       2000       1999
-------------------------------------------------------------------------------
Net income                                      $ 1,671    $ 9,241    $19,820
Diluted net income per share                        .30       1.65       3.12
Basic net income per share                          .31       1.69       3.24
-------------------------------------------------------------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

-------------------------------------------------------------------------------
Year Ended December 31,                            2001       2000       1999
-------------------------------------------------------------------------------
Expected stock price volatility                   35.1%      34.1%      25.9%
Risk-free interest rate                            5.2%       5.3%       6.3%
Expected life of options - years                      7          7          7
-------------------------------------------------------------------------------

The weighted-average grant-date fair value of options granted during 2001, 2000 and 1999 was $7.09, $5.95 and $8.21, respectively.

In September 2001, the Company's Board of Directors authorized a repurchase plan providing for the repurchase of up to 500,000 shares of the Company's outstanding common stock. As of December 31, 2001, 15,000 shares had been repurchased in the open market under this authorization at an aggregate cost of $245,000. Under similar authorized repurchase plans and a Board authorized specific repurchase from an individual shareholder, 392,300 and 930,500 shares of the Company's common stock were repurchased during 2000 and 1999, respectively. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

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

28  Gehl Company Annual Report 2001

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of common stock. The Rights have no voting power and expire on May 28, 2007.

Note 11 - Earnings Per Share

Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. A reconciliation of the shares used in the computation (in thousands):

-------------------------------------------------------------------------------
Year Ended December 31,                            2001       2000       1999
-------------------------------------------------------------------------------
Basic shares                                      5,345      5,475      6,126
Effect of warrants and options                      162        132        233
-------------------------------------------------------------------------------
Diluted shares                                    5,507      5,607      6,359
-------------------------------------------------------------------------------

Note 12 - Leases

The Company uses certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $1,193,000, $878,000 and $788,000 in 2001, 2000 and 1999, respectively.

The Company maintains non-cancelable operating leases for certain equipment. Future minimum lease payments under such leases at December 31, 2001 are as follows (in thousands):

---------------------------------------------------------------------
2002                                               $678
2003                                                554
2004                                                311
2005                                                211
2006                                                 35
---------------------------------------------------------------------
Total                                            $1,789
---------------------------------------------------------------------

Note 13 - Contingencies

The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes that final disposition of such litigation will not have a material impact on the Company's results of operations or financial position.

Note 14 - Segment Information

The Company has two segments, construction equipment and agriculture equipment, as the long-term financial performance of these segments is affected by separate economic conditions and cycles. Segment net sales and income from operations tend to be aligned with the distribution networks of the Company, and correlate with the manner in which the Company evaluates performance.

                                            Gehl Company Annual Report 2001   29

Construction equipment is manufactured and distributed for customers in the construction market. Products include a diversified offering of skid loaders, telescopic handlers, compact excavators, mini-loaders and paving equipment. As of December 31, 2001, 44% of the Company's accounts receivable were from customers in the construction market.

Agriculture equipment is manufactured and distributed for customers in the dairy, livestock and poultry agricultural sectors. The products are comprised primarily of skid loaders and equipment for haymaking, forage harvesting, feed making and manure handling. As of December 31, 2001, 56% of the Company's accounts receivable were from customers in the agricultural sector.

Unallocated assets are cash, deferred income taxes and other assets not identified with the Company's segments.

Segments of business are presented below (in thousands):
-------------------------------------------------------------------------------
Year Ended December 31,                            2001      2000      1999
-------------------------------------------------------------------------------
Net Sales            Construction              $125,196  $151,130  $173,607
                     Agriculture                126,440   106,988   117,791
                     ----------------------------------------------------------
                       Consolidated            $251,636  $258,118  $291,398
-------------------------------------------------------------------------------
Income from          Construction              $  2,270  $ 14,028  $ 23,661
Operations           Agriculture                  6,673     7,957    11,396
                     ----------------------------------------------------------
                       Consolidated            $  8,943  $ 21,985  $ 35,057
-------------------------------------------------------------------------------
Assets (year-end)    Construction              $117,589  $119,822  $102,298
                     Agriculture                 95,719    83,283    76,803
                     Unallocated                 24,101    19,613    15,059
                     ----------------------------------------------------------
                       Consolidated            $237,409  $222,718  $194,160
-------------------------------------------------------------------------------
Depreciation/        Construction              $  2,931  $  3,155  $  2,992
Amortization         Agriculture                  2,458     2,552     2,092
                     Unallocated                     27        27        27
                     ----------------------------------------------------------
                       Consolidated            $  5,416  $  5,734  $  5,111
-------------------------------------------------------------------------------
Capital Expenditures Construction              $  2,444  $  6,523  $  3,852
                     Agriculture                  1,691     6,054     3,429
                     ----------------------------------------------------------
                       Consolidated            $  4,135  $ 12,577  $  7,281
-------------------------------------------------------------------------------

Exports of U.S. produced products were approximately $34.5 million, $34.4 million and $39.8 million in 2001, 2000 and 1999, respectively.

Note 15 - Quarterly Financial Data (unaudited)
----------------------------------------------------------------------------------------------
                                                  First    Second     Third   Fourth
In Thousands, Except Per Share Data -           Quarter   Quarter   Quarter  Quarter    Total
----------------------------------------------------------------------------------------------
2001
Net sales                                       $63,716   $77,363   $60,931  $49,626 $251,636
Gross profit                                     16,227    19,684    16,550   12,106   64,567
Net income (loss)                                 1,025     3,190    (1,480)    (430)   2,305
Diluted net income (loss) per common share1         .19       .58      (.28)    (.08)     .42
Basic net income (loss) per common share            .19       .60      (.28)    (.08)     .43
----------------------------------------------------------------------------------------------
2000
Net sales                                       $72,054   $79,080   $54,837  $52,147 $258,118
Gross profit                                     19,282    21,396    14,569   12,778   68,025
Net income                                        4,069     5,129       188      270    9,656
Diluted net income per common share1                .70       .90       .03      .05     1.72
Basic net income per common share1                  .73       .93       .03      .05     1.76
----------------------------------------------------------------------------------------------

1 Due to the use of the weighted-average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.

30 Gehl Company Annual Report 2001

FIVE YEAR FINANCIAL SUMMARY

SUMMARY OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------
Dollars in Thousands, Except Per Share Data                  2001         2000         1999          1998             1997
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                $251,636     $258,118     $291,398      $267,646         $200,996
Gross profit                                               64,567       68,025       80,547        71,386           57,903
Strategic review process costs                                513           --           --            --               --
Restructuring charge                                        4,300           --           --            --               --
Income from operations                                      8,943       21,985       35,057        27,278           21,848
Interest expense                                            4,299        4,741        3,083         4,026            2,325
Income before income taxes                                  3,546       14,856       31,294        23,672           20,060
Net income                                                  2,305        9,656       20,185        15,268           12,761
----------------------------------------------------------------------------------------------------------------------------

Financial Position at December 31
Current assets                                           $163,924     $142,997     $125,783      $121,894         $117,841
Current liabilities                                        56,466       50,027       56,299        52,152           44,328
Working capital                                           107,458       92,970       69,484        69,742           73,513
Accounts receivable - net                                  90,714       69,546       68,551        70,806           72,190
Finance contracts receivable - net                         12,658       26,516       19,385        15,590           11,241
Inventories                                                52,161       45,598       35,206        32,093           30,340
Property, plant and equipment - net                        43,431       46,172       37,028        34,142           35,082
Total assets                                              237,409      222,718      194,160       184,547          176,223
Long-term debt                                             64,237       60,885       31,097        28,947           49,046
Total debt                                                 64,398       61,072       31,616        29,544           49,718
Shareholders' equity                                      100,021      103,018       97,424        94,105           77,573
----------------------------------------------------------------------------------------------------------------------------

Common Share Summary
Diluted net income per share                            $     .42    $    1.72      $  3.17     $    2.29        $    1.95
Basic net income per share                                    .43         1.76         3.29          2.39             2.06
Dividends per share                                            --           --           --            --               --
Book value per share                                        18.66        19.33        17.26         14.61            12.49
Shares outstanding at year-end                          5,359,721    5,330,500    5,645,620     6,438,945        6,212,686
----------------------------------------------------------------------------------------------------------------------------

Other Financial Statistics
Capital expenditures                                    $   4,135     $ 12,577    $   7,281     $   3,051         $  8,718
Depreciation                                                4,687        4,885        4,329         3,941            2,955
Current ratio                                            2.9 to 1     2.9 to 1     2.2 to 1      2.3 to 1         2.7 to 1
Percent total debt to total capitalization                  39.2%        37.2%        24.5%         23.9%            39.1%
Net income as a percent of net sales                          .9%         3.7%         6.9%          5.7%             6.4%
After-tax return on average shareholders' equity             2.3%         9.6%        21.1%         17.8%            17.9%
Employees at year-end                                         987          976        1,118         1,127            1,192
Common stock price range                          10.010 - 18.810 8.875 - 20.0  14.0 - 23.5   11.0 - 22.5   9.375 - 24.938
----------------------------------------------------------------------------------------------------------------------------

INVESTOR INFORMATION
-------------------------------------------------------------------------------
Stock Prices and Dividends
                                                     Price Range     Dividends
                              ----------------------------------  -------------
                                          2001              2000  2001    2000
-------------------------------------------------------------------------------
First Quarter                 $12.500 - 16.625  $15.375 - 20.000  $  -    $  -
Second Quarter                 13.625 - 18.810   13.500 - 20.000     -       -
Third Quarter                  10.010 - 18.350    9.500 - 15.500     -       -
Fourth Quarter                 11.590 - 17.050    8.875 - 16.875     -       -
-------------------------------------------------------------------------------
Year                          $10.010 - 18.810  $ 8.875 - 20.000  $  -    $  -
-------------------------------------------------------------------------------

                                            Gehl Company Annual Report 2001   31

DIRECTORS AND OFFICERS

Board of Directors

William D. Gehl
Chairman of the Board of Directors, President and Chief Executive Officer

Nicholas C. Babson
President and Chief Executive Officer, Babson Holdings, Inc.

Thomas J. Boldt
President, The Boldt Group, Inc.

Fred M. Butler
Retired President and Chief Executive Officer, The Manitowoc Company

John T. Byrnes
Chairman and Chief Executive Officer, Mason Wells, Inc.

Richard J. Fotsch
Senior Vice President and General Manager,Briggs & Stratton Corporation

Kurt Helletzgruber
Managing Director, Neuson AG

William P. Killian
Retired Vice President, Corporate Devleopment and Strategy,
Johnson Controls, Inc.

John W. Splude
Chairman, President and Chief Executive Officer, HK Systems, Inc.

Dr. Hermann Viets
President and Chief Executive Officer, Milwaukee School of Engineering

Executive Officers

William D. Gehl
Chairman of the Board of Directors, President and Chief Executive Officer

Kenneth P. Hahn
Vice President of Finance, Treasurer and Chief Financial Officer

Daniel M. Keyes
Vice President Sales and Marketing

Malcolm F. Moore
Executive Vice President and Chief Operating Officer

Michael J. Mulcahy
Vice President, Secretary and General Counsel

Richard J. Semler
Vice President, Data Systems

INFORMATION OF INTEREST

Investor Information

Gehl Company provides quarterly financial information to Shareholders through a Home Page on the Internet, located at http://www.gehl.com.

Additionally, copies of Gehl Company's Form 10-K for 2001, as well as other financial information about the Company, are available from:

Michael J. Mulcahy
Corporate Secretary
Phone: 262-334-9461
Gehl Company
143 Water Street
West Bend, Wisconsin 53095

Securities analysts and representatives of financial institutions requesting information about Gehl Company should contact:

Kenneth P. Hahn
Vice President, Finance and Treasurer,
and Chief Financial Officer
Phone: 262-334-9461

Stock Market Information Gehl Company common stock is traded on The Nasdaq Stock Market under the symbol GEHL. As of February 1, 2002, shareholders of record numbered 530. This number does not include shareholders who hold Gehl Company Stock in street name.

Gehl
Company on the Internet

Gehl maintains a Home Page on the Internet, located at http://www.gehl.com, providing financial, product and historical information about the Company.

Our Mustang Manufacturing Company, Inc. subsidiary also has a Home Page on the Internet, accessible at http://www.mustangmfg.com

Our Compact Equipment Attachments Inc. subsidiary, a distributor of attachments for compact equipment, also has a Home Page on the Internet accessible at http://www.ceattach.com

Independent Accountants
PricewaterhouseCoopers LLP,  Milwaukee, Wisconsin

Transfer Agent
Shareholders with a change of address or related needs should contact:

Firstar Bank, N.A.  n/k/a U.S. Bank, N.A.
1555 N. River Center Drive, Suite 301
Milwaukee, Wisconsin 53212
800-637-7549

The following are trademarks of Gehl Company: Agri-Loader(TM); AVANTAGE(TM); Crop Processor(TM); Dynalift(R); EDGE(TM); Gehl(R); Gehl Finance(R); Gehl Mix-All(R); Hydraloc(TM); Mustang(R); PowerBox(R); PowerView(R); Scavenger(R) and Select-A-Boom(TM).

32  Gehl Company Annual Report 2001